SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                                   Pursuant to
           Section 12(b) or (g) of the Securities Exchange Act of 1934



                            EXOBOX TECHNOLOGIES CORP.
             (Exact name of registrant as specified in its charter)

           Nevada                                         88-0456274
(State or other jurisdiction of            (I.R.S. Employer Identification No.)
incorporation or organization)


                          6303 Beverly Hill, Suite 210
                              Houston, Texas 77057
                    (Address of principal executive offices)

                                 (713) 781-6173
               Registrant's telephone number, including area code

                                 With copies to:
                             Robert L. Sonfield, Jr.
                                Managing Director
                               Sonfield & Sonfield
                       770 South Post Oak Lane, Suite 435
                              Houston, Texas 77056

        Securities to be registered pursuant to Section 12(b) of the Act:
           Title of each class Name of each exchange on which to be so registered each class is to be registered:
                                      None

        Securities to be registered pursuant to Section 12(g) of the Act:
                                  Common Stock
                                (Title of class)

         Exobox Technologies Corp., a Nevada corporation (the "Company" or "Exobox") is furnishing this Registration Statement with respect to its outstanding shares of common stock, par value $0.001. There is no current trading market for our common stock. This registration statement is being filed with the Securities and Exchange Commission to cause the registrant to become a reporting issuer under the Exchange Act of 1934 in order to obtain quotation on the OTC Bulletin Board in compliance with the rules and regulations of the National Association of Securities Dealers, Inc. (NASD).

                           FORWARD LOOKING STATEMENTS

         This Form 10-SB contains forward-looking statements. These statements relate to future events or future financial performance and involve known and unknown risks, uncertainties and other factors that may cause Exobox or its industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements.

         In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially.

         Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of these forward-looking statements. The Company is under no duty to update any of the forward-looking statements after the date of this report to conform its prior statements to actual results.

         Further, this report contains forward looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act that involve substantial risks and uncertainties. Such statements include, without limitation, all statements as to expectation or belief and statements as to our future results of operations, the progress of any research, product development and clinical programs, the need for, and timing of, additional capital and capital expenditures, partnering prospects, the protection of and the need for additional intellectual property rights, effects of regulations, the need for additional facilities and potential market opportunities. The Company' actual results may vary materially from those contained in such forward-looking statements because of risks to which the Company is subject, such as lack of available funding, competition from third parties, intellectual property rights of third parties, regulatory constraints, litigation and other risks to which the Company is subject

                                    BUSINESS

History and Organization

         Exobox was originally incorporated in the State of Nevada under the name Kilis, Inc. on December 8, 1999. On June 22, 2005, Kilis, Inc. changed its name to JinPin, Inc. On September 14, 2005, JinPin, Inc. changed its name to Exobox Technologies Corp. On September 15, 2005, Exobox acquired Exobox Technologies Corp., a Delaware corporation ("Exobox Delaware") in exchange for 3,513,825 shares of Exobox convertible preferred stock (2,392,915 shares of Series A convertible preferred stock and 1,120,910 shares of Series B convertible preferred stock). On the effective date, all of the issued and outstanding shares of common stock of Exobox Delaware were converted into the 3,513,825 shares of preferred stock of Exobox with the Exobox Delaware shareholders owning 100% of Exobox's outstanding shares of preferred stock. The preferred shares are convertible after a 12 month period into shares of Exobox common stock, convertible at a rate of 97% of the outstanding common stock as of the date of conversion. As a result, Exobox Delaware will be treated as the "acquiring" company for financial reporting purposes. The accounting for the merger will be identical to that resulting from a reverse acquisition, such that no goodwill will be recorded.

         Exobox was established as a network security development and licensing company to capitalize upon the serious and growing need in the computer market for a reliable, efficient and effective proactive network security system capable of truly protecting computers from the menace of cyber threats such as Trojans, worms, viruses, spy ware and identity theft. Over the last three years, Exobox's technology has developed two revolutionary, proprietary, patent-protected software technologies to meet this need in a unique, proactive way, providing computers 100% of such protection without the need to update the computer's software once the Issuer's network security software is installed. Issuer's unique, proprietary approach to network security presents a paradigm shift from the largely ineffective "reactive" network security software currently available from others. Exobox's technology is a true solution, stopping all cyber threats. Further, it eliminates the need for CRC checking and viral database drive retroactive file scanning, while remaining totally transparent. As an added benefit, Exobox's technology does not require staff retraining or change or impede work flow. Issuer intends to develop and market comprehensive product lines based on its revolutionary technology to make available complete and effective network security for all servers and computers using Exobox products.

         Exobox's research and development efforts over the last three years have resulted in the filing of eight (8) patent applications for Exobox's technology with additional patent applications forthcoming. During this period, Issuer has become a client of The Houston Technology Center, a non profit organization responsible for helping to develop select businesses in the Houston area. Exobox's technology also has been evaluated and validated by several sources including the National Institute of Standards and Technology and OSR Open Systems Resources, Inc., the world leader in low level manipulation of the Windows environment. Following its validation of Exobox's technology, OSR signed an October 26, 2005, engagement agreement with Issuer under which OSR guarantees to deliver a complete Software Requirements Document to Exobox within 90 days for a set fee. Preliminary work on this project has begun between OSR and Exobox Personnel and the project officially commences on January 2, 2006.

Business Strategy

         Exobox, headquartered in Houston, Texas, was established as a network security development and licensing company to capitalize upon the serious and growing need in the computer market for a reliable, efficient and effective proactive network security system capable of truly protecting computers from the menace of cyber threats such as Trojans, worms, viruses, spy ware and identity theft. Over the last three years, Exobox has developed two revolutionary, proprietary, patent-protected software technologies to meet this need in a unique, proactive way, providing computers 100% of such protection without the need to update the computer's software once the Issuer's network security software is installed. Issuer's unique, proprietary approach to network security presents a paradigm shift from the largely ineffective "reactive" network security software currently available from others. Exobox Technology is a true solution, stopping all cyber threats. It eliminates the need for CRC checking and viral database drive retroactive file scanning, while remaining totally transparent. As an added benefit, Exobox Technology does not require staff retraining or change or impede work flow. Issuer intends to develop and market comprehensive product lines based on its revolutionary Technology to make available complete and effective network security for all servers and computers using Exobox products.

         The Company's research and development efforts over the last three years have resulted in the filing of eight (8) patent applications for Issuer's Technology with additional patent applications forthcoming. During this period, Issuer has become a client of The Houston Technology Center, a non profit organization responsible for helping to develop select businesses in the Houston area. Issuer's Technology also has been evaluated and validated by several sources including the National Institute of Standards and Technology and OSR Open Systems Resources, Inc., the world leader in low level manipulation of the Windows environment. Following its validation of Issuer's Technology, OSR signed an October 26, 2005, engagement agreement with Issuer under which OSR guarantees to deliver a complete Software Requirements Document to Exobox within 90 days for a set fee. Preliminary work on this project has begun between OSR and Exobox Personnel and the project officially commences on January 2, 2006. Following completion of the SRD, Exobox will retain OSR to build Issuer's first generation of products for licensing to select business which in turn will license to end users.

Competition

         On average anti-virus software currently available from some 20 sources is only about 60% effective in catching and/or eliminating viral threats. Today's Trojan scanners produced by 42 companies, the spy ware removal technology currently available from 11 companies and the spy ware prevention solutions offered by 14 companies fare no better. Exobox technology is 100% effective against viruses and also stops Trojan activity and Identity theft. Exobox does not believe that any other source of technology approaching the capability of Exobox's revolutionary, proprietary technology exists or is in development today. Accordingly, the Company does not believe it will have any significant, merit-based competition once its technology is ready for sale or license to the Market and proof of its effectiveness is established in the industry.

Intellectual Property

         Exobox has filed eight (8) patent applications and a trademark application protecting the intellectual property of Exobox. An essential part of Exobox's product development strategy has been to seek comprehensive United States and international intellectual property protection for its Technology and all related and derivative products. Exobox intends to continue protecting its intellectual property by filing patents covering new findings that may develop as a result of research and development, process improvements and various administration routes, in order to protect and enhance the original patents. The Company will continue this effort to bolster and extend its intellectual property position, including patent, copyrights, and trademarks. Exobox has retained Osha o Liang LLP, an internationally recognized intellectual property firm to continue this protection and to prosecute any potential additional patents for its Technology and all related or derivative products, stemming from the Company's ongoing research and development.

         Upon advice of our intellectual property counsel, we have intentionally omitted any details about our proprietary and confidential technology covered by our previously filed patent applications which are not yet a matter of public record. Further, our intellectual property counsel maintains all records associated with the previously filed patent applications. Confidential explanations and demonstrations of the Company's proprietary technology are available, upon request, for qualified, prospective investors under the Company's Non-Disclosure Agreement (NDA)

Government Regulation

         The Company's principal products and services are not currently subject to government regulation.

Employees

         We presently have six (6) employees. We have used the services of our founders and directors to date.

Insurance

         We have no insurance at present.


                    MANAGEMENT'S DISCUSSION AND ANALYSIS AND
                  RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Caution concerning "forward-looking'" statements

         The following discussion should be read in conjunction with our financial statements.

         This prospectus contains forward-looking statements. Such forward-looking statements include statements regarding, among other things, (a) our projected sales and profitability, (b) our growth strategies, (c) anticipated trends in our industry, (d) our future financing plans, and (e) our anticipated needs for working capital. Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words "may," "should," "expect," "anticipate," "estimate," "believe," "intend," or "project" or the negative of these words or other variations on these words or comparable terminology. This information may involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from the future results, performance, or achievements expressed or implied by any forward-looking statements. These statements may be found under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as in this prospectus generally. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under "Risk Factors" and matters described in this prospectus generally. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this prospectus will in fact occur. In addition to the information expressly required to be included in this prospectus, we will provide such further material information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not misleading.

Combination with Exobox Delaware

         On September 14, 2005, JinPin, Inc. changed its name to Exobox. On September 15, 2005, Exobox acquired Exobox Delaware in exchange for 3,513,825 shares of Exobox convertible preferred stock (2,392,915 shares of Series A convertible preferred stock and 1,120,910 shares of Series B convertible preferred stock). On the effective date, all of the issued and outstanding shares of common stock of Exobox Delaware were converted into the 3,513,825 shares of preferred stock of Exobox with the Exobox Delaware shareholders owning 100% of Exobox's outstanding shares of preferred stock. The preferred shares are convertible after a 12 month period into shares of Exobox common stock, convertible at a rate of 97% of the outstanding common stock as of the date of conversion. As a result, Exobox Delaware will be treated as the "acquiring" company for financial reporting purposes. The accounting for the merger will be identical to that resulting from a reverse acquisition, such that no goodwill will be recorded.

         Since our combination with Exobox Delaware was accounted for as a recapitalization of Exobox Delaware, our management's discussion and analysis is based upon the financial condition and results of operation of Exobox Delaware for (i) the years ended July 31, 2005, and 2004, (ii) for the Period from October 21, 2002 (Inception) through July 31, 2005 and (iii) for the quarter ended October 31, 2005. Our management's discussion and analysis of financial condition and results of operations contain forward-looking statements, which involve risks and uncertainties. Actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the section entitled "Risk Factors" of this filing.

         The Company believes the following accounting policies are the most critical to the Company, in that they are important to the portrayal of its financial statements and they require the Company's most difficult, subjective or complex judgments in the preparation of its financial statements:

Revenue recognition

         The Company recognizes revenue when persuasive evidence of an arrangement exists, services have been rendered, the sales price is fixed or determinable, and collectibility is reasonably assured.

Recent accounting pronouncements

         In December 2004, the FASB issued SFAS No. 123 ( R ), "Accounting for Stock-Based Compensation" SFAS No. 123 ( R ) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123 ( R ) requires that the fair value of such equity instruments be recognized as expense in the historical financial statements as services are performed. Prior to SFAS No. 123 ( R ), only certain pro forma disclosures of fair value were required. SFAS No. 123 ( R ) shall be effective for small business issuers as of the beginning of the first interim or annual reporting period that begins after December 15, 2005. The adoption of this new accounting pronouncement is expected to have a material impact on the financial statements of Exobox during the calendar year 2006.

                              RESULTS OF OPERATIONS

FOR THE YEAR ENDED JULY 31, 2005 COMPARED TO THE YEAR ENDED JULY 31, 2004

Revenue

         Exobox Delaware has had no revenues since inception.

Operating Expenses

         During the year ended July 31, 2005, Exobox Delaware's operating expenses decreased by $140,916 or 92% to $11,939 compared to $152,855, for the year ended July 31, 2005. During 2005 Exobox Delaware expended $ Nil on Research and development compared to $ 137,195 in 2004. Other general and administrative costs were $11,939 for the year ended July 31, 2005 ($15,660 for 2004).

         During the period from October 21,2002 (Inception) to July 31, 2005 Exobox Delaware incurred operating expenses of $ 332,541 comprised of Research and development of $288,259 and Other general and administrative of $ 44,282.

         Exobox Delaware's net loss was $11,939 for the year ended July 31, 2005, $152,855 for the year ended July 31, 2004 and $332,541 for the period from October 21, 2002 (Inception) to July 31, 2005.

           FOR THE THREE MONTHS ENDED OCTOBER 31, 2005 COMPARED TO THE
                      THREE MONTHS ENDED OCTOBER 31, 2004

Revenue

         Exobox Delaware has had no revenues since inception.

Operating Expenses

         Exobox Delaware incurred General and Administrative expenses of $164,090 for the three months ended October 31, 2005 ( $249 for the three months ended October 31, 2004). During three month period ended October 31, 2005, Exobox's operating expenses increased by $163,841 or 659% to $164,090 compared to $249, for the period ended October 31, 2005. During the three months ended October 31,2005 and 2004 Exobox expended $ Nil on Research and development.

         During the period from October 21,2002 (Inception) to July 31, 2005 Exobox Delaware incurred operating expenses of $ 496,631 comprised of Research and development of $288,259 and Other general and administrative of $ 208,372.

         Exobox's net loss was $ 164,090 for the three months ended October 31, 2005, and $249 for the three months ended October 31, 2004 and $496,631 for the period from December 8, 1999 (Inception) to October 31, 2005.

Liquidity and Capital Resources

         Our only assets as of October 31, 2005, were cash of $716,571, a copier carried at a cost of $3,961, a website carried at a cost of $2,333 and Patents carried at a cost of $56,533.

         We had total liabilities of $7,028 as of October 31, 2005, consisting of $4,015 of accounts payable and accrued expenses, $513 of payroll tax liabilities and $2,500 of loans payable to related parties.

         We had working capital of $857,370 as of October 31, 2005.

         We had a total accumulated deficit of $496,631 as of October 31, 2005.

         If the Company does not have sufficient funds to continue its operations as planned, the Company plans to scale down its operations and/or accrue salaries and expenses until additional financing can be raised. However, there can be no assurance that any new capital will be available to the Company after previously announced investments are made, if at all, or that adequate funds for the Company's operations, whether from the Company's financial markets, or other arrangements will be available when needed or on terms satisfactory to the Company. The Company has no commitments from officers, directors or affiliates to provide funding. The failure of the Company to obtain adequate additional financing may require the Company to delay, curtail or scale back some or all of its operations. Any additional financing may involve dilution to the Company's then-existing shareholders.

Amounts Spent During Each of the Last Two Fiscal Years on Research and Development Activities

         No Research and Development expenditures were made during the quarter
ended October 31, 2005.   During the year ended July 31, 2004 we expended
$137,195 on Research and development.


                                  RISK FACTORS

         The securities offered herein are highly speculative and should only be purchased by persons who can afford to lose their entire investment in our Company. You should carefully consider the following risk factors and other information in this Prospectus before deciding to become a holder of our Common Stock. If any of the following risks actually occur, our business and financial results could be negatively affected to a significant extent.

         The Company's business is subject to many risk factors, including the following (references to "our," "we," and words of similar meaning in these Risk Factors refer to the Company).

         The Financial Information presented throughout this Registration Statement is taken from the Company's audited financial statements, unaudited pro forma financial statements and reviewed financial statements, provided under the heading "Financial Statements," unless otherwise stated.

We May Not be Able to Continue Our Business Operations Unless We Raise Additional Financing.

         We are a development stage company and as such have generated no revenues or profits to date. We depend to a great degree on the ability to attract external financing in order to develop the Company's patent rights in connection with our software solutions. We anticipate the need for approximately $3,000,000 in additional financing to fund the completion of our product development. Failure to obtain sufficient funding may result in the Company not having a product available for sale.

We May Not Be Able to Meet Our Current and Future Liabilities and Remain in Operation Until We Receive Money In Connection With Subsequent Tranches.

         The Company had $716,571 of cash on hand at October 31, 2005, and required $307,028 for current liabilities. The Company had working capital of $857,370 at October 31, 2005. If the Company is delayed in raising subsequent money, as a result of the Company not obtaining effectiveness of this registration statement, or for any other reason, the Company could be forced to abandon or curtail its planned research and development activities, and/or abandon or curtail its operations, and any investment in the Company could be lost.

We Lack an Operating History Which You Can Use to Evaluate Us, Making Any Investment in Our Company Risky.

         Our Company lacks an operating history which investors can use to evaluate our Company's previous earnings. This makes it harder for you as an investor to predict how our Company may do in the future. Therefore, an investment in our Company is risky because we have no business history and it is hard to predict what kind of return our stock will have in the future, if at all.

To Develop our Software Solutions we will need to engage third party developers.

         We do not have the resources to directly conduct full clinical development, obtain regulatory approvals, or manufacture or commercialize any products, and we have no current plans to acquire such resources. Therefore, we depend upon others to carry out such activities. As a result, we anticipate that we may enter into collaborative agreements with third parties able to contribute to developing our technologies. Such agreements may limit our control over any or all aspects of development.

         To be profitable, we must successfully commercialize our technologies. They are however in the early stages of development and will require significant further research, development and testing, and are subject to the risks of failure inherent in the development of products based on innovative or novel technologies.

Our success is dependent upon our ability to protect our proprietary technologies.

         Our success is substantially dependent upon our proprietary technologies and our ability to protect our intellectual property rights. We currently have filed for 8 patents with the U.S. Patent Office that relate to software security solutions. We rely upon our patent applications and trade secret laws, non-disclosure agreements with our employees, consultants and third parties to protect our intellectual property rights. The complexity of patent and common law, combined with our limited resources, create risk that our efforts to protect our proprietary technologies may not be successful. We cannot assure you that our patent applications will be upheld or that third parties will not invalidate our patent rights. In the event our intellectual property rights are not upheld, such an event would have a material adverse effect on us. In addition, there is a risk that third parties may independently develop substantially equivalent or superior technologies.

Any litigation to protect our intellectual property or any third party claims to invalidate our patents could have a material adverse effect on our business.

         Our success depends on our ability to protect our intellectual property rights. In the future, it may be necessary for us to commence patent litigation against third parties whom we believe require a license to our patents. In addition, we may be subject to third-party claims seeking to invalidate our patents. These types of claims, with or without merit, may subject us to costly litigation and diversion of management's focus. In addition, based on our limited financial resources, we may not be able to pursue litigation as aggressively as competitors with substantially greater financial resources. Based on our limited financial resources, it may be necessary for us to engage third party professionals on a contingency basis pursuant to which such parties would be entitled to share in the proceeds of any successful enforcement of our intellectual property rights. If third parties making claims against us seeking to invalidate our patent are successful, they may be able to obtain injunctive or other equitable relief, which effectively could block our ability to license or otherwise capitalize on our proprietary technologies. Successful litigation against us resulting in a determination that our patent applications are invalid would have a material adverse effect on our company.

We May Be Unable To Successfully Compete Against Companies with Resources Greater Than Ours, If We Are Unable To Protect Our Patent Rights And Trade Secrets, Or If We Infringe On The Proprietary Rights Of Third Parties.

         Additionally, the Company will need to obtain patents on its technology to protect its rights to that technology. To obtain a patent on an invention, one must be the first to invent it or the first to file a patent application for it. We cannot be sure that the inventors of subject matter covered by patents and patent applications that we own or license were the first to invent, or the first to file patent applications for, those inventions. Furthermore, patents we own or license may be challenged, infringed upon, invalidated, found to be unenforceable, or circumvented by others, and our rights under any issued patents may not provide sufficient protection against competing drugs or otherwise cover commercially valuable drugs or processes.

         We seek to protect trade secrets and other un-patented proprietary information, in part by means of confidentiality agreements with our collaborators, employees, and consultants. If any of these agreements is breached, we may be without adequate remedies. Also, our trade secrets may become known or be independently developed by competitors.

Our Industry Is Competitive and As Such Competitive Pressures Could Prevent Us From Obtaining Profits, Forcing Us to Abandon or Curtail Our Business Plan and Possibly Liquidate Our Assets.

         One of the main factors in determining in whether the Company will be able to realize any profits and/or be able to continue its business plan will be whether or not the Company is able to successfully compete in the biopharmaceutical industry. The virus protection software industry is highly competitive and the Company may be competing against companies with greater resources and more experience in the industry. If the Company is unable to compete in the marketplace and fails to generate any profits, the Company may be forced to liquidate its assets and any investment in our Company could be lost.

We Rely Upon Key Personnel and If They Leave Our Company Our Business Plan and Our Business Operations Could Be Adversely Effected.

         We rely on Robert B. Dillon our President, Chief Executive Officer & Chairman of the Board; Scott Copeland our Vice President of Operations & Director; Reginald Goodman our Manager of Information Systems; Michael Wittenburg our Vice President of Marketing & Director; Marc Pernia our Chief Product Development Administrator & Director; Michael G. Wirtz, our Vice President of Administration and Barry Levine, CPA our Vice President & Chief Financial Officer, for the success of our Company. Their experience and inputs create the foundation for our business and they are responsible for the directorship and control over the Company's development activities. The Company currently has six (6) employment contracts and does not hold "key man" insurance on any of these people. Moving forward, should they be lost for any reason, the Company will incur costs associated with recruiting replacement personnel and could face potential delays in operations. If we are unable to replace them with other suitably trained individuals, the Company may be forced to scale back or curtail our business plan. As a result of this, your securities in our Company could become devalued.

Investors May Face Significant Restrictions on the Resale of Our Common Stock Due to Federal Regulations of Penny Stocks.

         If the Company's Common Stock is listed on the OTC Bulletin Board, it will be subject to the requirements of Rule 15(g)9, promulgated under the Securities Exchange Act, as long as the price of our Common Stock is below $5.00 per share. Under such rule, broker-dealers who recommend low-priced securities to persons other than established customers and accredited investors must satisfy special sales practice requirements, including a requirement that they make an individualized written suitability determination for the purchaser and receive the purchaser's consent prior to the transaction. The Securities Enforcement Remedies and Penny Stock Reform Act of 1990, also requires additional disclosure in connection with any trades involving a stock defined as a penny stock. Generally, the Commission defines a penny stock as any equity security not traded on an exchange or quoted on NASDAQ that has a market price of less than $5.00 per share. The required penny stock disclosures include the delivery, prior to any transaction, of a disclosure schedule explaining the penny stock market and the risks associated with it. Such requirements could severely limit the market liquidity of the securities and the ability of purchasers to sell their securities in the secondary market.

Off-Balance Sheet Arrangements

         The Company does not have any off-balance sheet arrangements.


                            DESCRIPTION OF PROPERTIES

         The Company's current headquarters are located at 6303 Beverly Hill, Suite 210, Houston, Texas 77057. The premises are leased from an arms-length third party, pursuant to an oral month-to-month lease at the rate of $500 per month.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The Company has 10,867,500 shares of common stock issued and outstanding as of the date hereof. The following table sets forth, as of such date, information with respect to shares beneficially owned by:

               |X|each person who is known by the Company to be the beneficial owner of more than 5% of the Company's outstanding shares of common stock;
               |X|each of its directors; |X|each of its named executive officers; and |X|all of its directors and executive officers as a group.

         Beneficial ownership has been determined in accordance with Rule 13d-3 of the Exchange Act. Under this rule, shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire shares (for example, upon exercise of an option) within 60 days of the date of this table. In computing the percentage ownership of any person, the amount of shares includes the amount of shares beneficially owned by the person by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person does not necessarily reflect the person's actual voting power.

         To the Company's knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

         Name and Address                             Number and Class
         of Record Owner                               of Stock Owned                  % of Class(2)
         Scott R. Copeland                       887,131 Series A Pref.(1)              37.07%
         6303 Beverly Hill, Suite 210
         Houston, Texas 77057

         Reginald Goodman                        851,992 Series A Pref.(5)              35.60%
         6303 Beverly Hill, Suite 210
         Houston, Texas 77057

         Sherman Pernia                          232,120 Series A Pref.(5)              09.70%
         6303 Beverly Hill, Suite 210
         Houston, Texas 77057

         Marc Pernia                             253,034 Series B Pref.(3)(5)           20.55%
         6303 Beverly Hill, Suite 210
         Houston, Texas 77057

         Michael C. Wittenburg                   210,836 Series A Pref.                 08.81%
         6303 Beverly Hill, Suite 210
         Houston, Texas 77057

         First Brampton Corporation(4)           210,836 Series A Pref.                 08.81%
         6303 Beverly Hill, Suite 210
         Houston, Texas 77057

         Michael G. Wirtz                        24,319  Series B Pref                  01.98%
         6303 Beverly Hill, suite 210
         Houston, Texas 77057

         Barry Levine                            35,136 Series B Pref.                  02.85%
         1466 Sugar Creek Blvd.
         Sugarland, Texas  77478

         James Metts                             175,680 Series B Pref.                 14.27%
         6703 Trimstone Drive
         Pasadena, Texas 77505

         Danny R. Hughes                           70,272 Series B Pref.                 05.89%
         P.O. Box 326
         Rising Star, Texas 76471

         Richard A. Evans                         81,984 Series B Pref.                  06.84%
         1709 Haver
         Houston, Texas 77006

         Mark Copeland                            70,272 Series B Pref.                  05.71%
         1710 Effie Lane
         Pasadena, Texas 77502

         William L. Sklar                       1,350,000 Common                        12.42%
         513 Roselawn Avenue
         Toronto, ON, Canada  M5N 1K2

         Directors & Officers                  147,190,416 Common                       40.60%
         as a Group as converted to Common
         -------------------------------

(1) Series A Preferred is convertible 12 months after issue into Class A Common. The shares of Series A Preferred, along with the shares of Series B Preferred, are convertible into 97% of the total outstanding common before the issuance of any shares of Series C Preferred and before the issuance of any additional Series B Preferred. The Series A Preferred votes on an as converted basis. The Class A Common is entitled to 100 votes per share.
(2)               Based upon 2,392,915 Series A Preferred and 1,231,060 Series
                  B Preferred outstanding.
(3) Series B Preferred is convertible 12 months after issue into Common that, along with the Class A Common, equals 97% of the total outstanding common stock before the issuance of any shares of Series C Preferred and before the issuance of any additional Series A or Series B Preferred. The Series B Preferred votes on an as converted basis.
(4) Robert B. Dillon has dispositive authority over the securities owned by First Brampton Corp. and disclaims any beneficial interest. First Brampton Corp. is 100% owned by Robert B. Dillon 2005 Trust. Its Delaware Agent for Service is IncPlan
                  (USA), Trolley Square, Suite 26C, Wilmington, DE 19806, (302) 428-1200.
(5) Since Mr. Goodman and Dr. Sherman Pernia are no longer members of the Board of Directors, they lose their special voting rights pertaining to the Series A Preferred, even though their shares are still Series A preferred. Their common stock, after conversion will vote as regular Common Stock. Marc Pernia's Series B Preferred shares do not change to Series A Preferred shares even though he is a director, since he was not an original director.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         The following table and subsequent discussion sets forth information about our directors and executive officers:

         NAME                             AGE        POSITION
         ----------------------------------------------------
         Robert B. Dillon                 56         President, Chief Executive
                                                     Officer and Chairman of
                                                     the Board
         Scott Copeland                   40         Vice President of
                                                     Operations and Director
         Reginald Goodman                 33         Manager of Information
                                                     Systems
         Michael Wittenburg               57         Vice President of
                                                     Marketing, Secretary,
                                                     Treasurer and Director
         Marc Pernia                      38         Chief Product Development
                                                     Administrator and Director
         Michael G. Wirtz                 45         Vice President-
                                                     Administration
         Barry Levine, CPA                51         Vice President and Chief
                                                     Financial Officer

         Robert B. Dillon, a 1971 graduate of the University of Texas and a 1974 graduate of the University of Texas School of Law, is a practicing attorney and seasoned executive with thirty (30) years of litigation and transactional experience.

         Scott Copeland, a co-founder of Exobox and co-inventor of its technology, is an expert programmer with world-wide experience in internet security gained during his employment with Compaq, Gateway, Matrix and Axis Host.

         Reginald Goodman is a founding member of Exobox and co-inventor of the Company's SOS technology and S.U.E.Z technology. Mr. Goodman is an experienced programmer, especially knowledgeable in the tools and techniques of computer hacking. Mr. Goodman has been instrumental in identifying the security problems and developing the solutions to the problems addressed by the SOS technology. Mr. Goodman achieved his A+ certification at TechSkills in Houston, Texas in 2002 and has programmed and designed 5 websites over the last 4 years, including Exoboxtech.com. He has helped develop and implement the prototype version of the SOS technology and successfully demonstrate its operation to the U.S. Department of Commerce and the National Institute of Standards & Technology. Mr. Goodman runs a test bed version of the SOS technology for the company which over the past year has yet to be compromised by malicious code.

         Michael Wittenburg earned a B.A. from the Warburg College and management training at the University of Iowa and Harvard University. He is an experienced and successful marketing and management professional with over 20 years of responsibility for marketing products internationally for such companies as Dornier Medical, a subsidiary of Daimler Benz A.G., Stuttgart, Germany; Edap Technomed Inc., Lyon France and PET (Positron Emission Tomography) Scans of America.

         Marc Pernia is a Senior Unix Systems Administrator with an A.S. degree in Computer Science from Foothill College in 1994 and Computer Science studies at Stanford University, has extensive computer systems program development and administrative experience in the industry over the last 10 years for such Silicon Valley entities as Electronic Arts, Mind Source, the SETI Institute and the NASA Ames Research Center, as well as considerable experience in the configuration and maintenance of such software applications as Veritas, Weblogic, Netscape, iPlanet, Marimba, LDAP and *SQL, Tomcat, Apache and WebX.

         Michael G. Wirtz is a 1984 MBA graduate of Texas Tech University who also earned a B.S. degree in Accounting from the University of Mary. He is a financial professional with experience as a corporate comptroller for a group of marine companies and previously managed another public corporation.

         Barry Levine is a certified public accountant and principal in the firm Levine & Company, P.C., with a B.A. in Accounting and Finance from the University of South Florida in 1978. Mr. Levine has over 25 years experience in the financial accounting, tax planning and in-house comptroller services for both small and large businesses.

                             EXECUTIVE COMPENSATION

Compensation of Executive Officers

         Until October of 2005, there has been no compensation awarded to, earned by or paid to any executive officer. Since October 12, 2005, the Company has had six (6) employees. The Company has a compensatory plan in effect for stock options.

                           SUMMARY COMPENSATION TABLE

                                                                                                  Securities                 All
Name                                                                                     Other Annual    Underlying         Other
Principal Position                           Year             Salary      Bonus           Compensation     Options     Compensation
---------------------------        -----------------------   ------------  ----------  --------------  ---------------  -----------

 Robert B. Dillon                       Qtr ended 10/31/05     $16,000             -             -               -             -
 Chairman, CEO, Pres.                   Year ended 7/31/05          -              -             -               -             -
 & Director                             Year ended 7/31/04          -              -             -               -             -

Scott Copeland                          Qtr ended 10/31/05     $16,000             -             -               -             -
Vice President-Operations               Year ended 7/31/05          -              -             -               -             -
& Director                              Year ended 7/31/04          -              -                             -             -

Michael C. Wittenburg                   Qtr ended 10/31/05     $16,000             -             -               -             -
Vice President-Marketing                Year ended 7/31/05          -              -             -               -             -
& Director                              Year ended 7/31/04          -              -             -               -             -

Marcos Pernia                           Qtr ended 10/31/05     $15,000             -             -               -             -
Chief Product Developmt                 Year ended 7/31/05          -              -             -               -             -
Admin. & Director                       Year ended 7/31/04          -              -             -               -             -

Michael G. Wirtz                        Qtr ended 10/31/05     $13,500             -             -               -             -
Vice President-Admin.                   Year ended 7/31/05          -              -             -               -             -
                                        Year ended 7/31/04          -              -             -               -             -

Barry Levine                            Qtr ended 10/31/05          -              -             -               -             -
V. Pres. & CFO                          Year ended 7/31/05          -              -             -               -             -
                                        Year ended 7/31/04          -              -             -               -             -

            The Company did not grant compensation in the form of stock options to the chief executive officer or the other executive officers listed within the Summary Compensation Table during fiscal year ended July 31, 2005 and during the quarter ending October 31, 2005. The Company has no outstanding exercised or unexercised stock options granted for compensation to any executive officer and as such has no aggregated option exercises in the last fiscal year or fiscal year end stock option value to report related to compensation. The Company did not provide compensation awards under any long-term incentive plan in fiscal year ended July 31, 2005 or during the quarter ended October 31, 2005.

Director Compensation

         Directors do not receive any compensation for serving as directors. All directors are reimbursed for ordinary and necessary expenses incurred in attending any meeting of the board of directors or any board committee or otherwise incurred in their capacities as directors.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Robert B. Dillon has dispositive authority over the securities owned by First Brampton Corp. and disclaims any beneficial interest. First Brampton Corp. is 100% owned by Robert B. Dillon 2005 Trust. Its Delaware Agent for Service is IncPlan (USA), Trolley Square, Suite 26C, Wilmington, DE 19806,
(302) 428-1200.

         Dr. Sherman Pernia and Marc Pernia are father and son.

         Scott Copeland and Mark Copeland are brothers.

                            DESCRIPTION OF SECURITIES

General

         Our Articles of Incorporation authorize us to issue 500,000,000 shares of common stock, $.001 par value, of which have been designated Class A Common, and 10,000,000 shares of preferred stock, $.001 par value, of which 2,500,000 shares have been designated Series A Convertible Preferred Stock, 1,500,000 shares have been designated Series B Preferred Stock and 20,000 shares have been designated Series C Preferred Stock.

Common Stock

         As of December 9, 2005 there were 10,867,500 shares of common stock issued and outstanding that was held of record by approximately 25 stockholders and 351,382,500 shares of Class A Common Stock and Common Stock are reserved for issuance upon conversion of outstanding shares of Series A, Series B and Series C Convertible Preferred Stock held by approximately 69 shareholders.

         Holders of Common stock are entitled to one vote per share on all matters to be voted upon by the shareholders and holders of Class A Common Stock are entitled to 100 votes per share. Except as otherwise provided by law, the holders of shares of common stock vote as one class.

         Our officers and directors beneficially own shares of Series A Convertible Preferred Stock that are convertible into Class A Common Stock and vote on an "as-converted" basis. As a result, the holders of the Series A Convertible Preferred Stock control almost 98% of our voting power and thus will be able to control the outcome of all our corporate actions requiring shareholder approval (other than corporate actions required to be approved by a vote of the holders of shares of common stock voting as a separate class), including elections of directors and amendments to our Articles of Incorporation and Bylaws. See "Risk Factors--Corporate Governance Controlled by Insiders"

         Subject to preferences that may be applicable to any outstanding series of preferred stock, all holders of common stock are entitled to receive ratably any dividends declared by our board and participate in any liquidation, dissolution or winding up of the company.

         Except for the voting rights for Class A Common Stock, each share of Common Stock shall have the same relative powers, preferences and rights as, and shall be identical in all respects with, all our other shares of common stock.

         Shares of Class A Common Stock convert to shares of common stock in certain circumstances, including (i) upon sale or other transfer, (ii) at the time the holder of shares of Class A Common Stock ceases to be affiliated with our company, and (iii) upon the sale of the shares in a registered public offering.

Preferred Stock

         We are authorized to issue 10,000,000 shares of preferred stock in one or more series. Our board of directors may determine the preferences, voting powers, qualifications and special or relative rights or privileges of any series before the issuance of any shares of that series without any further vote or action by the stockholders. Our board, without shareholder approval, can issue preferred stock with voting and conversion rights which could adversely affect the voting power of the holders of common stock. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change of control of our company. Our board of directors shall determine the number of shares constituting each series of preferred stock and each series shall have a distinguishing designation.

         Series A Convertible Preferred Stock. We have designated 2,500,000 shares as Series A Convertible Preferred Stock." The shares of the Series A Preferred Stock rank prior to the common stock, and prior to any class or series of capital stock now outstanding or hereafter created. No dividends shall be payable to the holder of shares of Series A Preferred Stock, except dividends in liquidation. Each share of Series A Preferred Stock has the number of votes equal to the number authorized by the shares of Class A Common Stock into which such share of Series A Preferred Stock is then convertible. Except as otherwise required by law, the holders of shares of Common Stock and Series A Preferred Stock shall vote together and not as separate classes.

         Series A Preferred is convertible 12 months after issue into Class A Common. The shares of Series A Preferred, along with the shares of Series B Preferred, are convertible into 97% of the total outstanding common before the issuance of any shares of Series C Preferred and before the issuance of any additional Series B Preferred. The Series A Preferred votes on an as converted basis. The Class A Common is entitled to 100 votes per share.

         Series B Preferred Stock. We have designated 1,500,000 shares as Series B Convertible Preferred Stock. The shares of the Series B Preferred Stock rank prior to the common stock; and prior to any class or series of capital stock now outstanding or hereafter created. No dividends shall be payable to the holder of shares of Series B Preferred Stock. except dividends in liquidation. Each share of outstanding Series B Preferred Stock has the number of votes equal to the number of shares of Common Stock into which such share of Series B Preferred Stock is then convertible. Except as otherwise required by law or by the Articles, the holders of shares of Common Stock and Series B Preferred Stock shall vote together and not as separate classes.

         Based upon 2,392,915 Series A Preferred and 1,120,910 Series B Preferred outstanding.

         Series B Preferred is convertible 12 months after issue into Common Stock that, along with the Class A Common, equals 97% of the total outstanding common before the issuance of any shares of Series C Preferred and before the issuance of any additional Series A or Series B Preferred. The Series B Preferred votes on an as converted basis.

         Series C Preferred Stock. We have designated 20,000 shares as Series C Convertible Preferred Stock each in the Face Amount of $25.00. No dividends shall be payable to the holders of shares of Series C Preferred Stock.

         The Shares of Series C Preferred Stock are collectively convertible into five (5%) percent of the total number of outstanding shares of all classes of Common Stock immediately after conversion of all outstanding shares of Series A, Series B, and Series C Preferred Stock.

Transfer Agent

         Our transfer agent and registrar for the Company's common stock and preferred stock is Cottonwood Stock Transfer Corporation, 5899 South State Street, Salt Lake City, Utah 84107.

                                     PART II

                MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
                  COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

         The Company has no current public offering and no proposed public offering of its common stock. This registration statement is being filed with the Securities and Exchange Commission to cause Exobox to become a reporting issuer under the Exchange Act of 1934 in order to obtain quotation on the OTC Bulletin Board in compliance with the rules and regulations of the NASD. The OTC Bulletin Board differs from national and regional stock exchanges in that it (1) is not sited in a single location but operates through communication of bids, offers and confirmations between broker-dealers and (2) securities admitted to quotation are offered by one or more broker-dealers rather than the "specialist" common to stock exchanges. To qualify for listing on the OTC Bulletin Board, an equity security must have one registered broker-dealer, known as the market maker, willing to list bid or sale quotations and to sponsor the Company for listing on the OTC Bulletin Board. The Company currently has contacted Legacy Trading to make a market in its securities.

         The Company's stockholders adopted the 2005 Directors, Officers and Consultants Stock Option, Stock Warrant and Stock Award Plan, which allows for the issuance of stock options for up to 1,630,125 shares of its common stock to directors, executive officers, employees and consultants of the Company who are contributing to the Company's success. As of December 9, 2005, Warrants for 4,500,000 shares of Common Stock at the option price of 20 cents per share, payable to the Company, were outstanding.

Stockholders

         As of December 9, 2005, the Company had approximately 25 stockholders of record of common stock and 69 stockholders of record of preferred stock.

Dividends

         To date, the Company has never declared or paid any cash dividends nor does it expect to pay any dividends in the near future. Its current policy is to retain its earnings, if any, to provide funds for operating and expansion of its business. This policy will be reviewed by its board of directors from time to time in light of its earnings and financial position.


                                LEGAL PROCEEDINGS

         The Company is not involved in any legal proceedings.


                     RECENT SALES OF UNREGISTERED SECURITIES

         Effective October 21, 2005, the Company completed the sale of 50 Units at $20,000 per Unit, each Unit consisting of 2,202.985824 shares of Series B Convertible Preferred Stock and Warrants to purchase 90,000 shares of Common Stock, for total current proceeds to the Company of $1,000,000. The Warrants are immediately detachable and exercisable at any time on or after October 31, 2006, through October 31, 2010. If fully exercised the Warrants will produce an additional $900,000 for the Company. The Issuer also has a PIPE agreement which when paid will raise an additional $500,000 for the Issuer.


                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

         As permitted by Nevada law, the Company's Amended and Restated Articles of Incorporation, as amended, provide that the Company will indemnify its directors and officers against expenses and liabilities as they are incurred to defend, settle, or satisfy any civil or criminal action brought against them on account of their being or having been Company directors or officers unless, in any such action, they are adjudged to have acted with gross negligence or willful misconduct. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

                                    PART F/S

                            EXOBOX TECHNOLOGIES CORP.
                   (FORMERLY KNOWN AS EXOBOX TECHNOLOGIES LLC)
                          (A DEVELOPMENT STAGE COMPANY)
                                 BALANCE SHEETS
                                   (Unaudited)

                                                                                                       October 31,       July 31,
                                                                                                          2005             2005
                                                                                                    ---------------- --------------
                                              ASSETS
Current assets:
   Cash                                                                                             $      716,571           $   54
    Prepaid expenses                                                                                        75,000                -
                                                                                                    --------------   --------------
Total current assets                                                                                       791,571               54


Property and equipment, net                                                                                  3,961                -

 Other assets:
   Patents                                                                                                  66,533           54,033
   Intangibles
                                                                                                             2,333                -
TOTAL ASSETS                                                                                        $      864,398        $  54,087
                                                                                                    ==============        =========


                               LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
   Accounts payable to stockholders                                                                 $        4,015   $
                                                                                                                              7,178
   Advances from stockholders
                                                                                                             2,500            5,450
   Accrued expenses
                                                                                                    ----------------
                                                                                                               513                -
                                                                                                               ---                -
     Total current liabilities                                                                               7,028
                                                                                                                             12,628

Commitments                                                                                                      -
                                                                                                                                  -

STOCKHOLDERS' EQUITY:
  Preferred stock, $0.001 par, 10,000,000 shares authorized Series A convertible preferred stock (2,500,000 shares authorized,
         2,392,915 shares issued and outstanding)                                                            2,393
                                                                                                                                  -
         Series B convertible preferred stock (2,000,000 shares authorized,
         1,228,856 shares issued and outstanding)                                                            1,229
                                                                                                                                  -
    Common stock, $0.001 par value, 500,000,000 and 10,000,000 shares        authorized,
      10,867,500 and 5,000,000 shares issued and outstanding                                                10,868            5,000
  Additional paid-in capital                                                                               1,339,511        369,000
  Deficit accumulated during the development stage                                                        (496,631)       (332,541)
                                                                                                    ---------------  --------------
    Total stockholders' equity                                                                             857,370
                                                                                                    --------------
                                                                                                                             41,459

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                                          $      864,398         $ 54,087
                                                                                                    ================ =============

                            EXOBOX TECHNOLOGIES CORP.
                   (FORMERLY KNOWN AS EXOBOX TECHNOLOGIES LLC)
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENTS OF EXPENSES
        For the Three Months Ended October 31, 2005 and October 31, 2004
                        And Inception to October 31, 2005
                                   (Unaudited)

                                                                  3 Months              3 Months             Inception To
                                                                    Ended                 Ended
                                                                October 31,           October 31,           October 31,
                                                                   2005                  2004                   2005
                                                             ------------------    ------------------ -- -------------------
Research and development                                     $              -      $              -      $          288,259
Other general and administrative                                      164,090                   249                  208,372
                                                             ----------------      ----------------      -------------------

Net loss                                                     $       (164,090)     $           (249)     $         (496,631)
                                                             ================      ================      ===================

Net loss per common share                                    $  (0.36)                          N/A      $    (1.10)

Weighted average share outstanding                                    451,994                   N/A                 451,994


                            EXOBOX TECHNOLOGIES CORP.
                   (FORMERLY KNOWN AS EXOBOX TECHNOLOGIES LLC)
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF CASH FLOWS
        For the Three Months Ended October 31, 2005 and October 31, 2004
                        And Inception to October 31, 2005
                                   (Unaudited)


                                                                               3 Months              3 Months       Inception To
                                                                                Ended                Ended
                                                                          October 31,             October 31,       October 31,
                                                                                2005                  2004             2005
                                                                          ------------------    ----------------- ----------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss                                                                  $      (164,090)      $         (249)        $(496,631)
Adjustments to reconcile net loss to net
   cash used in operating activities:
     Increase in prepaid assets                                                   (75,000)                    -          (75,000)
     Increase/(decrease) in accounts payable to stockholders                       (3,162)                  249             4,016
     Increase in accrued expenses                                                     513                     -
                                                                          ---------------       ---------------
                                                                                                                  513
NET CASH USED IN OPERATING ACTIVITIES                                            (241,739)                    -         (567,102)

CASH FLOWS FROM INVESTING ACTIVITIES
   Investment in patents                                                          (12,500)                    -         (66,533)
   Investment in intangible assets                                                 (2,333)                    -           (2,333)
   Purchases of property and equipment                                             (3,961)                    -           (3,961)
                                                                          ----------------      ---------------   ---------------
NET CASH USED IN INVESTING ACTIVITIES                                             (18,794)                    -          (72,827)

CASH FLOWS FROM FINANCING ACTIVITIES
   Capital contributions                                                           980,000                    -         1,354,000
   Advances from stockholder                                                              -                                 6,450
                                                                                                       -
   Repayment of advances from stockholders                                         (2,950)                    -           (3,950)
                                                                          ----------------      ---------------   ---------------
NET CASH PROVIDED BY FINANCING ACTIVITIES                                          977,050                              1,356,500


NET CHANGE IN CASH                                                                 716,517              54                716,571
   Cash balance, beginning                                                              54                    -
                                                                          ----------------      ---------------
                                                                                                                  -
   Cash balance, ending                                                   $        716,571      $             -    $    716,571
                                                                          ================      ===============   =============


SUPPLEMENTAL DISCLOSURES:
   Cash paid for interest                                                 $             -       $             -   $
                                                                                                                  -
   Cash paid for income taxes                                             $               -     $               - $
                                                                                                                  -


                            EXOBOX TECHNOLOGIES CORP.
                   FORMERLY KNOWN AS EXOBOX TECHNOLOGIES LLC)
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                   (Unaudited)

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES

Basis of presentation. The accompanying unaudited interim financial statements of Exobox have been prepared in accordance with accounting principles generally accepted in the United States of America and the rules of the Securities and Exchange Commission ("SEC"), and should be read in conjunction with the audited financial statements and notes thereto contained in Exobox Annual Financial Statements filed with the SEC on Form 10-SB. In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position and the results of operations for the interim periods presented have been reflected herein. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year. Notes to the financial statements which would substantially duplicate the disclosure contained in the audited financial statements for the most recent fiscal year ended July 31, 2005, as reported in the Form 10-SB, have been omitted.

Nature of business. Exobox Technologies Corp. (formerly known as Jin Pin, Inc.) ("Exobox") was incorporated in Nevada on December 8, 1999 (Inception). On September 14, 2005, JinPin, Inc. changed its name to Exobox Technologies Corp. ("Exobox"). On September 15, 2005, Exobox acquired Exobox Technologies Corp., a Delaware corporation ("Exobox Delaware") in exchange for shares of Exobox convertible preferred stock. The preferred shares are convertible after a 12 month period at a rate of 90.785877% of the outstanding common stock of Exobox. As a result, Exobox Delaware will be treated as the "acquiring" company for financial reporting purposes. The acquisition was accounted for as a reverse acquisition, such that no goodwill will be recorded.

Exobox's fiscal year ends July 31.

Use of Estimates. In preparing financial statements, management makes estimates and assumptions that affect the reported amounts of assets and liabilities in the balance sheet and expenses in the statement of expenses. Actual results could differ from those estimates.

Cash and Cash Equivalents. For purposes of the statement of cash flows, Exobox considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Property and equipment. Property and equipment is comprised of office equipment and is depreciated on a straight-line basis over their estimated useful lives.

Intangible assets. Intangible assets are comprised of website design and development costs and are amortized on a straight-line basis over useful lives of three years.

Revenue Recognition. Exobox recognizes revenue when persuasive evidence of an arrangement exists, services have been rendered, the sales price is fixed or determinable, and collectibility is reasonably assured. For the period from Inception to October 31, 2005, Exobox had no revenues.

Income Taxes. Income taxes are computed using the asset and liability method. Under the asset and liability method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the currently enacted tax rates and laws. A valuation allowance is provided for the amount of deferred tax assets that, based on available evidence, are not expected to be realized.

Recent Accounting Pronouncements. Exobox does not expect the adoption of recently issued accounting pronouncements to have a significant impact on its results of operations, financial position or cash flow.


NOTE 2 - GOING CONCERN

From Inception to October 31, 2005, Exobox has accumulated losses of $496,631. The ability of Exobox to emerge from the development stage with respect to any planned principal business activity is dependent upon its success in raising additional equity financing and/or attaining profitable operations. Management has plans to seek additional capital. There is no guarantee that Exobox will be able to complete any of the above objectives. These factors raise substantial doubt regarding Exobox's ability to continue as a going concern.


NOTE 3 - PATENTS

Exobox has eight technological inventions with patents pending in United States and throughout the world. The rights and interest include, among other things,
(i) the patent applications and any changes or amendments thereto, (ii) the invention, (iii) the technical information, trade secrets, identities of customers, studies, plans, drawings, blueprints and specifications, production methods, (iv) the embodiment of any claim described and claimed in any valid claim of the patent application, (v) right to file foreign patent applications, and (vi) any all patents resulting from current patent applications.

Patents are mainly comprised of legal services paid to a shareholder and patent application fees. No amortization will be recorded until the patents have been granted. Patents totaled $66,533 at October 31, 2005.


NOTE 4 - PREFERRED STOCK AND COMMON STOCK

As part of the reverse acquisition, on September 15, 2005, Exobox issued 3,513,825 shares of Exobox convertible preferred stock (2,392,915 shares of Series A convertible preferred stock and 1,120,910 shares of Series B convertible preferred stock) to the Exobox Delaware shareholders. On the effective date, all of the issued and outstanding shares of common stock of Exobox Delaware were converted into the 3,513,825 shares of preferred stock of Exobox with the Exobox Delaware shareholders owning 100% of Exobox's outstanding shares of preferred stock. The preferred shares are convertible after a 12 month period into shares of Exobox common stock, convertible at a rate of 90.785877% of the outstanding common stock as of the date of conversion.

During October and November 2005, Exobox issued 50 units comprised of convertible preferred stock and warrants to investors in a private placement totaling $1,000,000. As of October 31, 2005 cash proceeds totaled $980,000. Each unit was issued for $20,000 and was comprised of 2,202.985824 shares of Series B convertible preferred stock and one redeemable common stock purchase warrant. Each preferred share is convertible at any time into 90.785877 shares of common stock. Each warrant may be exercised to purchase 90,000 shares of common stock at an exercise price of $0.20 per share. The warrants are detachable and exercisable at any time on or after October 31, 2006 through October 31, 2010. During November 2005, the final unit was issued for $20,000.


NOTE 5 - INCOME TAXES

Exobox incurred net losses and, therefore, has no tax liability. The net deferred tax asset generated by the loss carry-forward has been fully reserved. The cumulative net operating loss carry-forward is approximately $496,631 at October 31, 2005, and will expire in the years 2023 through 2025.

At October 31, 2005, deferred tax assets consisted of the following:

                           Deferred tax assets                      $   173,820
                           Valuation allowance                        (173,820)
                                                                     ----------
                           Net deferred taxes                       $         0
                                                                    ===========


NOTE 6 - RELATED PARTIES

Accounts payable to stockholders represent amounts owed to stockholders primarily for reimbursement of general and administrative costs paid on behalf of Exobox. Accounts payable to stockholders totaled $4,015 at October 31, 2005.

Certain of Exobox's stockholders have advanced cash to the company for working capital purposes. The advances are payable upon demand and do not accrue interest. Advances totaled $2,500 at October 31, 2005.

Exobox paid consulting fees to certain executive officers and stockholders totaling $6,000 during the three months ended October 31, 2005. There were no such related party consulting fees during the three months ended October 31, 2004.


NOTE 7 - COMMITMENTS

Beginning in September 2004, Exobox leases an office in Houston, Texas from a third party pursuant to an oral agreement for $500 per month. The lease is on a month-to-month basis. Rent expense totaled $1,500 for the three months ended October 31, 2005.

On October 26, 2005, Exobox entered into an agreement to acquire software design services from a third party, beginning January 1, 2006. The agreement totals $375,000 of which $75,000 was paid as a down payment on the date of the agreement. Exobox expects to pay the remaining balance of $300,000 within the next twelve months.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Board of Directors
  Exobox Technologies Corp.
  (formerly known as Exobox Technologies LLC)
  (A Development Stage Company)
  Houston, Texas

We have audited the accompanying balance sheet of Exobox Technologies Corp. ("Exobox") (a development stage company) as of July 31, 2005, and the related statements of expenses, stockholders' equity, and cash flows for each of the two years then ended. These financial statements are the responsibility of Exobox's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Exobox as of July 31, 2005, and the results of its operations and its cash flows for each of the two years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that Exobox will continue as a going concern. As discussed in Note 2 to the financial statements, Exobox has minimal operations and has accumulated a deficit during the development stage, which raises substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



/s/Malone & Bailey, PC
www.malone-bailey.com
Houston, Texas

October 7, 2005

                            EXOBOX TECHNOLOGIES CORP.
                   (FORMERLY KNOWN AS EXOBOX TECHNOLOGIES LLC)
                          (A DEVELOPMENT STAGE COMPANY)
                                  BALANCE SHEET
                                  July 31, 2005



                                              ASSETS
Current Assets -
   Cash                                                                                             $           54
                                                                                                    --------------

 Other Assets -
   Patents                                                                                                  54,033
                                                                                                    --------------

TOTAL ASSETS                                                                                        $       54,087
                                                                                                    ==============



                               LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
   Accounts payable to stockholders                                                                 $        7,178
   Advances from stockholders                                                                                5,450
                                                                                                    --------------
     Total current liabilities                                                                              12,628

Commitments                                                                                                      -

STOCKHOLDERS' EQUITY:
  Common stock, $0.001 par value, 10,000,000 shares
    authorized, 5,000,000 shares issued and outstanding                                                      5,000
  Additional paid-in capital                                                                                369,000
  Deficit accumulated during the development stage                                                        (332,541)
                                                                                                    --------------
    Total stockholders' equity                                                                              41,459
                                                                                                    --------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                                          $       54,087
                                                                                                    ==============

                  See accompanying summary of accounting policies and notes to financial statements.

                            EXOBOX TECHNOLOGIES CORP.
                   (FORMERLY KNOWN AS EXOBOX TECHNOLOGIES LLC)
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENTS OF EXPENSES
     For the Years Ended July 31, 2005 and July 31, 2004, and For the Period
               October 21, 2002 (Inception) Through July 31, 2005

                                                                    Year                  Year               Inception
                                                                    Ended                Ended                Through
                                                                 July 31,              July 31,             July 31,
                                                                   2005                  2004                 2005
                                                             ------------------    -----------------     ----------------
                                                                                                            (unaudited)
Research and development                                     $                     $       137,195       $       288,259
                                                             0
Other general and administrative                                        11,939               15,660                 44,282
                                                             -----------------     ----------------      -----------------

Net loss                                                     $        (11,939)     $       (152,855)     $       (332,541)
                                                             ================      ================      ================


                  See accompanying summary of accounting policies and notes to financial statements.

                            EXOBOX TECHNOLOGIES CORP.
                   (FORMERLY KNOWN AS EXOBOX TECHNOLOGIES LLC)
                          (A DEVELOPMENT STAGE COMPANY)
                       STATEMENTS OF STOCKHOLDERS' EQUITY
        For the Period October 21, 2002 (Inception) Through July 31, 2005

                                                                                                             Deficit
                                                                                                           accumulated
                                           Members'                                                        during the
                                            Capital            Common stock              Additional        development
                                            Amount         Shares          Amount     paid-in capital        stage            Total
                                         ------------------------------------------------------------------------------------------
October 21, 2002 (LLC inception)         $            -             -    $         -  $         -        $            -    $      -

Capital contributions by members                234,000             -             -             -                     -     234,000

Net loss                                       (167,747)            -             -             -                     -   (167,747)

Balances, July 31, 2003                          66,253             -             -             -                     -      66,253

Capital contributions by members                140,000             -             -             -                     -    140,000

June 28, 2004 (corporation inception)          (206,253)    5,000,000         5,000        369,000            (167,747)            -

Net loss                                              -             -             -              -            (152,855)   (152,855)
                                         ------------------------------------------------------------------------------------------

Balances, July 31, 2004                               -      5,000,000         5,000        369,000           (320,602)      53,398

Net loss                                              -             -             -               -             11,939)    (11,939)

Balances, July 31, 2005                   $            -     5,000,000   $     5,000  $       369,000     $    (332,541) $   41,459
                                         ==========================================================================================

                  See accompanying summary of accounting policies and notes to financial statements.

                            EXOBOX TECHNOLOGIES CORP.
                   (FORMERLY KNOWN AS EXOBOX TECHNOLOGIES LLC)
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF CASH FLOWS
      For the Years Ended July 31, 2005 and July 31, 2004, and For the Period October 21, 2002 (Inception) Through July 31, 2005

                                                                                                                    Inception
                                                                                                                     Through
                                                                            July 31,           July 31,              July 31,
                                                                              2005               2004                  2005
CASH FLOWS FROM OPERATING ACTIVITIES                                                                               (unaudited)

Net loss                                                                  $    (11,939)     $    (152,855)     $    (332,541)
Adjustments to reconcile net loss to net
   Cash used in operating activities:
     Increase in accounts payable from stockholders                               6,543               635              7,178
                                                                          -------------     -------------      -------------
NET CASH USED IN OPERATING ACTIVITIES                                           (5,396)         (152,220)           (325,363)

CASH FLOWS FROM INVESTING ACTIVITIES
   Investment in patents                                                                       (26,603)             (54,033)
                                                                          ---------------   -----------        -------------
                                                                          -
                                                                          -
NET CASH USED IN INVESTING ACTIVITIES                                                          (26,603)             (54,033)
                                                                          -


CASH FLOWS FROM FINANCING ACTIVITIES
   Capital contributions                                                                        140,000             374,000
                                                                          -
   Advances from stockholders                                                     6,450                 -              6,450
   Repayment of advances from stockholders                                      (1,000)                 -             (1,000)
                                                                          -------------     -------------      --------------
NET CASH PROVIDED BY FINANCING ACTIVITIES                                         5,450           140,000            379,450


NET CHANGE IN CASH                                                                   54          (38,823)                 54
   Cash balance, beginning                                                            -            38,823                  -
                                                                          -------------     -------------      -------------
   Cash balance, ending                                                   $          54     $           -      $          54
                                                                          =============     =============      =============


SUPPLEMENTAL DISCLOSURES:
   Cash paid for interest                                                 $  -               $      -            $       -
   Cash paid for income taxes                                                                                            -
                                                                             -                      -                    -

                  See accompanying summary of accounting policies and notes to financial statements.

                            EXOBOX TECHNOLOGIES CORP.
                   (FORMERLY KNOWN AS EXOBOX TECHNOLOGIES LLC)
                          (A DEVELOPMENT STAGE COMPANY)


         NOTE 1 - SUMMARY OF ACCOUNTING POLICIES

Nature of business. Exobox Technologies Corp. (formerly known as Exobox Technologies LLC) ("Exobox") was incorporated in Delaware on June 28, 2004 to patent and market proprietary internet security technology. Exobox Technologies LLC was incorporated in Texas on October 21, 2002 (Inception) and legally dissolved with the formation of Exobox Technologies Corp.

Exobox's fiscal year ends July 31.

Use of Estimates. In preparing financial statements, management makes estimates and assumptions that affect the reported amounts of assets and liabilities in the balance sheet and expenses in the statement of expenses. Actual results could differ from those estimates.

Cash and Cash Equivalents. For purposes of the statement of cash flows, Exobox considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition. Exobox recognizes revenue when persuasive evidence of an arrangement exists, services have been rendered, the sales price is fixed or determinable, and collectibility is reasonably assured. For the period from Inception to July 31, 2005, Exobox had no revenues.

Income Taxes. Income taxes are computed using the asset and liability method. Under the asset and liability method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the currently enacted tax rates and laws. A valuation allowance is provided for the amount of deferred tax assets that, based on available evidence, are not expected to be realized.

Recent Accounting Pronouncements. Exobox does not expect the adoption of recently issued accounting pronouncements to have a significant impact on its results of operations, financial position or cash flow.


NOTE 2 - GOING CONCERN

From Inception to July 31, 2005, Exobox has accumulated a loss of $332,541. The ability of Exobox to emerge from the development stage with respect to any planned principal business activity is dependent upon its success in raising additional equity financing and/or attaining profitable operations. Management has plans to seek additional capital. There is no guarantee that Exobox will be able to complete any of the above objectives. These factors raise substantial doubt regarding Exobox's ability to continue as a going concern.


NOTE 3 - PATENTS

Exobox has eight technological inventions with patents pending in United States and throughout the world. The rights and interest include, among other things,
(i) the patent applications and any changes or amendments thereto, (ii) the invention, (iii) the technical information, trade secrets, identities of customers, studies, plans, drawings, blueprints and specifications, production methods, (iv) the embodiment of any claim described and claimed in any valid claim of the patent application, (v) right to file foreign patent applications, and (vi) any all patents resulting from current patent applications.

Patents are mainly comprised of legal services paid to a shareholder and patent application fees (see Note 9). No amortization will be recorded until the patents have been granted. Patents totaled $54,033 at July 31, 2005.


NOTE 4 - COMMON STOCK

In June 2004, Exobox issued 5,000,000 shares of common stock at par for no cash. 4,250,000 shares were issued to the former members of Exobox Technologies LLC so that each member's equity interest in the LLC would carry forward to the Corporation. 750,000 shares were issued to non-LLC members for their contributions to Exobox.

For fiscal year 2005, Exobox did not issue any common stock.


NOTE 5 - INCOME TAXES

Exobox incurred net losses and, therefore, has no tax liability. The net deferred tax asset generated by the loss carry-forward has been fully reserved. The cumulative net operating loss carry-forward is approximately $332,541 at July 31, 2005, and will expire in the years 2023 through 2025.

At July 31, 2005, deferred tax assets consisted of the following:

                           Deferred tax assets                     $     49,881
                           Valuation allowance                         (49,881)
                                                                  -------------
                           Net deferred taxes                    $            0
                                                                 ==============


NOTE 6 - ACCOUNTS PAYABLE TO STOCKHOLDERS

Accounts payable to stockholders represent amounts owed to stockholders primarily for reimbursement of general and administrative costs paid on behalf of Exobox. Accounts payable to stockholders totaled $7,178 at July 31, 2005.


NOTE 7 - ADVANCES FROM STOCKHOLDERS

Certain of Exobox's stockholders have advanced cash to the company for working capital purposes. The advances are payable upon demand and do not accrue interest. Advances totaled $5,450 at July 31, 2005.


NOTE 8 - COMMITMENTS

Beginning in September 2004, Exobox leases an office in Houston, Texas from a third party pursuant to an oral agreement for $500 per month. The lease is on a month-to-month basis. Rent expense totaled $5,500 for the year ended July 31, 2005. Rent expense for the year ended July 31, 2004 totaled $1,050.


NOTE 9 - RELATED PARTIES

During the year ended July 31, 2004, Exobox paid cash of $37,250 to related parties for consulting services, which is reflected in research and development expense. There were no such payments for the year ended July 31, 2005.

During the year ended July 31, 2004, Exobox paid cash of $27,915 to a shareholder for patent legal services which is recorded to Patent assets. There were no such payments for the year ended July 31, 2005.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Board of Directors
Exobox Technologies Corp.
(formerly known as JinPin, Inc.)
(A Development Stage Company)
Houston, Texas

We have audited the accompanying balance sheet of Exobox Technologies Corp. ("Exobox") (a development stage company) as of July 31, 2005, and the related statements of expenses, stockholders' equity, and cash flows for the years ended July 31, 2005 and 2004, and the period December 8, 1999 (Inception) to July 31, 2005. These financial statements are the responsibility of Exobox's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Exobox as of July 31, 2005, and the results of its operations and its cash flows for the years ended July 31, 2005 and 2004, and the period December 8, 1999 (Inception) to July 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that Exobox will continue as a going concern. As discussed in Note 2 to the financial statements, Exobox has minimal operations and has accumulated a deficit during the development stage, which raises substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



/s/Malone & Bailey, PC
www.malone-bailey.com
Houston, Texas

October 28, 2005

                            EXOBOX TECHNOLOGIES CORP.
                        (FORMERLY KNOWN AS JINPIN, INC.)
                          (A DEVELOPMENT STAGE COMPANY)
                                  BALANCE SHEET
                                  July 31, 2005



                                              ASSETS
TOTAL ASSETS                                                                                        $            -
                                                                                                    ==============






                               LIABILITIES AND STOCKHOLDERS' EQUITY

Total liabilities                                                                                                -

Commitments                                                                                                      -

STOCKHOLDERS' EQUITY:
  Preferred stock, $0.001 par value, 10,000,000 shares
    authorized, none issued and outstanding                                                                      -
  Common stock, $0.001 par value, 500,000,000 shares
    authorized, 10,867,500 shares issued and outstanding                                                    10,868
  Additional paid-in capital                                                                                  13,282
  Deficit accumulated during the development stage                                                         (24,150)
                                                                                                    --------------
    Total stockholders' equity                                                                                   -
                                                                                                    --------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                                          $            -
                                                                                                    ==============




                  See accompanying summary of accounting policies and notes to financial statements.

                            EXOBOX TECHNOLOGIES CORP.
                        (FORMERLY KNOWN AS JINPIN, INC.)
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENTS OF EXPENSES
     For the Years Ended July 31, 2005 and July 31, 2004, and For the Period
               December 8, 1999 (Inception) Through July 31, 2005

                                                                    Year                  Year               Inception
                                                                    Ended                Ended                Through
                                                                 July 31,              July 31,             July 31,
                                                                   2005                  2004                 2005
                                                             ------------------    -----------------     ----------------

General and administrative                                   $                     $           3,000     $         24,150
                                                             -
                                                             ------------------    -----------------     ----------------

Net loss                                                     $                     $         (3,000)     $        (24,150)
                                                                            -
                                                             ==================    =================     ================






                  See accompanying summary of accounting policies and notes to financial statements.

                            EXOBOX TECHNOLOGIES CORP.
                        (FORMERLY KNOWN AS JINPIN, INC.)
                          (A DEVELOPMENT STAGE COMPANY)
                       STATEMENTS OF STOCKHOLDERS' EQUITY
        For the Period December 8, 1999 (Inception) Through July 31, 2005

                                                                                              Deficit
                                                                                            accumulated
                                                                                             during the
                                                 Common stock             Additional        development
                                            Shares          Amount      paid-in capital        stage              Total
                                         -----------------------------------------------------------------------------------------
December 8, 1999 (Inception)                             $         -   $                 $                  $
                                                      -                           -                    -                  -
Stock issued for cash (January 2000
through June 2000 at $0.002 per share)        7,807,500           7,808        9,542                   -             17,350
Stock issued for services (January 2000
through June 2000 at $0.002 per share)          450,000             450          550                   -              1,000
Stock issued for cash (March 2003 at
$0.002 per share)                               810,000             810          990                   -              1,800
Stock issued for services (March 2003
at $0.002 per share)                          1,800,000           1,800        2,200                   -              4,000

Net loss                                              -            -              -              (21,150)           (21,150)
                                         -----------------------------------------------------------------------------------------
Balances, July 31, 2003
                                             10,867,500       10,868           13,282             (21,150)             3,000

Net loss                                              -            -                -              (3,000)            (3,000)
                                         -----------------------------------------------------------------------------------------

Balances, July 31, 2004                      10,867,500       10,868           13,282             (24,150)                -
                                         -----------------------------------------------------------------------------------------
                                                                                         $                  $
Balances, July 31, 2005                      10,867,500  $       10,868        13,282             (24,150)                -
                                         ======================================================================================


                  See accompanying summary of accounting policies and notes to financial statements.

                            EXOBOX TECHNOLOGIES CORP.
                        (FORMERLY KNOWN AS JINPIN, INC.)
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF CASH FLOWS
     For the Years Ended July 31, 2005 and July 31, 2004, and For the Period
               December 8, 1999 (Inception) Through July 31, 2005

                                                                                                                    Inception
                                                                                                                     Through
                                                                            July 31,           July 31,              July 31,
                                                                              2005               2004                  2005
CASH FLOWS FROM OPERATING ACTIVITIES

                                                                                $             $ (3,000)        $     (24,150)
Net loss                                                                        -

Adjustments to reconcile net loss to net cash used in operations:
   Share based compensation                                                     -                 -                   5,000

NET CASH USED IN OPERATING ACTIVITIES                                           -              (3,000)               (19,150)

NET CASH USED IN INVESTING ACTIVITIES                                           -                 -                     -


CASH FLOWS FROM FINANCING ACTIVITIES
   Capital contributions                                                        -                 -                   19,150
NET CASH PROVIDED BY FINANCING ACTIVITIES                                       -                 -                   19,150


NET CHANGE IN CASH                                                              -        54    (3,000)                  -
   Cash balance, beginning                                                      -               3,000                   -
   Cash balance, ending                                                   $           -     $           -      $           -


SUPPLEMENTAL DISCLOSURES:
   Cash paid for interest                                                       $                 $                    $ -
                                                                                -                 -
   Cash paid for income taxes                                                   -                 -                     -



                  See accompanying summary of accounting policies and notes to financial statements.

                            EXOBOX TECHNOLOGIES CORP.
                        (FORMERLY KNOWN AS JINPIN, INC.)
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS


         NOTE 1 - SUMMARY OF ACCOUNTING POLICIES

Nature of business. Exobox Technologies Corp. (formerly known as JinPin, Inc.) ("Exobox") was incorporated in Nevada on December 8, 1999
(Inception). As of the balance sheet date, Exobox had no current operations and was seeking a merger partner.

Exobox's fiscal year ends July 31.

Use of Estimates. In preparing financial statements, management makes estimates and assumptions that affect the reported amounts of assets and liabilities in the balance sheet and expenses in the statement of expenses. Actual results could differ from those estimates.

Cash and Cash Equivalents. For purposes of the statement of cash flows, Exobox considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition. Exobox recognizes revenue when persuasive evidence of an arrangement exists, services have been rendered, the sales price is fixed or determinable, and collectibility is reasonably assured. For the period from Inception to July 31, 2005, Exobox had no revenues.

Income Taxes. Income taxes are computed using the asset and liability method. Under the asset and liability method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the currently enacted tax rates and laws. A valuation allowance is provided for the amount of deferred tax assets that, based on available evidence, are not expected to be realized.

Recent Accounting Pronouncements. Exobox does not expect the adoption of recently issued accounting pronouncements to have a significant impact on its results of operations, financial position or cash flow.


NOTE 2 - GOING CONCERN

From Inception to July 31, 2005, Exobox has accumulated a loss of $24,150. The ability of Exobox to emerge from the development stage with respect to any planned principal business activity is dependent upon its success in raising additional equity financing and/or attaining profitable operations. Management has plans to seek additional capital. There is no guarantee that Exobox will be able to complete any of the above objectives. These factors raise substantial doubt regarding Exobox's ability to continue as a going concern.


NOTE 3 - COMMON STOCK

During fiscal 2000, Exobox issued 8,257,500 shares of common stock at par for $17,350 in cash (7,807,500 shares) and $1,000 in services (450,000 shares).
During fiscal 2003, Exobox issued 2,610,000 shares of common stock at par for $1,800 in cash (810,000 shares) and $4,000 in services (1,800,000 shares).


NOTE 4 - INCOME TAXES

Exobox incurred net losses and, therefore, has no tax liability. The net deferred tax asset generated by the loss carry-forward has been fully reserved. The cumulative net operating loss carry-forward is approximately $24,150 at July 31, 2005, and will expire in the years 2021 through 2024.

At July 31, 2005, deferred tax assets consisted of the following:

                           Deferred tax assets                     $     3,623
                           Valuation allowance                         (3,623)
                                                                  ------------
                           Net deferred taxes                   $            0
                                                                ==============


NOTE 5 - SUBSEQUENT EVENTS

Common Stock

On September 12, 2005 the sole director of Exobox approved a stock split of Exobox's authorized and outstanding common stock on a 4.5 to 1 basis. Common shares outstanding post split totaled 10,867,500 shares. The stock split is presented in the financial statements on a retroactive basis since inception.

Preferred Stock

On September 15, 2005, the Board of Directors of Exobox approved the creation of series A, B and C convertible preferred stock. The Board of Directors authorized 2,500,000 series A shares, 2,000,000 series B shares, and 20,000 series C shares. All three series are convertible into shares of Exobox common stock. Series A and B preferred shares are convertible at the option of the holder on or after 12 months from the date issued at a rate of 92% of the outstanding common stock as of the date of conversion. Series C preferred shares are convertible at the option of the holder at any time at a rate of 5% of the outstanding common stock as of the date of conversion.

Merger

On September 14, 2005, JinPin, Inc. changed its name to Exobox Technologies Corp. ("Exobox"). On September 15, 2005, Exobox acquired Exobox Technologies Corp., a Delaware corporation ("Exobox Delaware") in exchange for 3,513,825 shares of Exobox convertible preferred stock (2,392,915 shares of Series A convertible preferred stock and 1,120,910 shares of Series B convertible preferred stock). On the effective date, all of the issued and outstanding shares of common stock of Exobox Delaware were converted into the 3,513,825 shares of preferred stock of Exobox with the Exobox Delaware shareholders owning 100% of Exobox's outstanding shares of preferred stock. The preferred shares are convertible after a 12 month period into shares of Exobox common stock at a rate of 92% of the outstanding common stock as of the date of conversion. As a result, Exobox Delaware will be treated as the "acquiring" company for financial reporting purposes. The accounting for the merger will be identical to that resulting from a reverse acquisition, such that no goodwill will be recorded.

Equity Investor

On September 20, 2005, Exobox entered into a securities purchase agreement with Manillo Investors Ltd. in which Exobox issued and sold 20,000 shares of convertible Series C preferred stock of Exobox for $500,000. The shares are convertible at any time into shares of Exobox common stock, with the conversion allowing for as much as a 5% holding in Exobox common stock.

Stock Option, Stock Warrant and Stock Award Plan

On September 15, 2005, the Board of Directors of Exobox approved a stock option, stock warrant and stock award plan for officers, directors, consultants and key employees of Exobox. Exobox will reserve 1,630,125 shares of common stock, warrants, options, preferred stock or any combination thereof for the plan.

PRO FORMA CONDENSED FINANCIAL STATEMENT (UNAUDITED)

The following pro forma financial statements have been derived from the financial statements of Exobox Technologies Corp., a Nevada corporation (formerly JinPin, Inc.) ("Exobox"), at July 31, 2005 and adjusts such information to give effect to its reverse acquisition by Exobox Technologies Corp., a Delaware corporation ("Exobox Delaware"), as if the acquisition had occurred at their respective period-ends as shown. The pro forma financial statement is presented for informational purposes only and does not purport to be indicative of the financial condition that would have resulted if the acquisition had been consummated at either period-end. The pro forma financial statement should be read in conjunction with the notes thereto and each company's financial statements and related notes.

Pro forma Condensed Balance Sheet:

                                                                       Exobox Delaware
                                                         Exobox
                                                        July 31,            July 31,
                                                          2005                2005                     Adjustments       Pro-Forma
                                                     -------------       -------------                -------------     -----------
Current Assets
 Cash                                                     $ -                 $ 54                         $ -                 $ 54
                                                          ---                 ----                         ---                 ----
Total Current Assets                                       -                   54                           -                   54

 Patents                                                   -                 54,033                         -                54,033
                                                           -                 ------                         -                ------

Total Assets                                              $ -               $ 54,087                       $ -             $ 54,087
                                                          ===               ========                       ===             ========

Current Liabilities
 Accounts payable to stockholders                         $ -               $ 7,178                        $ -              $ 7,178
 Advances from stockholders                                -                 5,450                          -                 5,450
                                                           -                 -----                          -                 -----

Total Liabilities                                          -                 12,628                         -                12,628
                                                           -                 ------                         -                ------

Preferred stock, $.001 par,
 10,000,000 shares authorized
         Series A convertible preferred stock
         (2,500,000 shares authorized, 2,392,915
         shares issued and outstanding)                    -                   -            (1)           2,393               2,393
         Series B convertible preferred stock
         (2,000,000 shares authorized, 1,120,910
         shares issued and outstanding)                    -                   -            (1)           1,121               1,121

Common stock, $.001 par,
 500,000,000 shares authorized
 10,867,500 issued and                                   10,868                -                            -                10,868
 Outstanding
Common stock, $.001 par,
 10,000,000 shares authorized
 5,000,000 issued and outstanding                          -                 5,000          (1)          (5,000)                 -

Paid-in capital                                          13,282             369,000         (1)         (369,000)           359,618
                                                                                            (1)          (24,150)
                                                                                            (1)          370,486

Accumulated deficit                                     (24,150)           (332,541)        (1)           24,150          (332,541)
                                                        --------           ---------                      ------          ---------

Total stockholders' equity                                 -                 41,459                         -              41,459
                                                           -                 ------                         -               ------

Total liabilities and
 stockholders' equity                                     $ -               $ 54,087                       $ -             $ 54,087
                                                          ===               ========                       ===            ========




Pro forma Condensed Income Statement:

                                                           Exobox       Exobox Delaware
                                                            Year             Year
                                                           Ended             Ended
                                                         July 31,         July 31,
                                                           2005             2005                 Adjustments        Pro-Forma
                                                     --------------------------------------    -----------------------------------

Other general and administrative                            $ -            $ 11,939                   $ -             $ 11,939
                                                            ---            --------                   ---             --------

Net loss                                                   $ -           $ (11,939)                  $ -            $ (11,939)
                                                           ===           ==========                  ===            ==========


NOTES TO PRO FORMA CONDENSED FINANCIAL STATEMENTS

On September 14, 2005, JinPin, Inc. changed its name to Exobox Technologies Corp. ("Exobox"). On September 15, 2005, Exobox acquired Exobox Technologies Corp., a Delaware corporation ("Exobox Delaware") in exchange for 3,513,825 shares of Exobox convertible preferred stock (2,392,915 shares of Series A convertible preferred stock and 1,120,910 shares of Series B convertible preferred stock). On the effective date, all of the issued and outstanding shares of common stock of Exobox Delaware were converted into the 3,513,825 shares of preferred stock of Exobox with the Exobox Delaware shareholders owning 100% of Exobox's outstanding shares of preferred stock. The preferred shares are convertible after a 12 month period into shares of Exobox common stock, convertible at a rate of 92% of the outstanding common stock as of the date of conversion. As a result, Exobox Delaware will be treated as the "acquiring" company for financial reporting purposes. The accounting for the merger will be identical to that resulting from a reverse acquisition, such that no goodwill will be recorded.

Note to Pro Forma Condensed Balance Sheet:

(1) Issuance of 3,513,825 shares of Exobox convertible preferred stock to Exobox Delaware shareholders in exchange for 100% of Exobox Delaware.

                                    PART III

ITEM 1. INDEX TO EXHIBITS

Exhibit No.                         Description
2                                   Agreement and Plan of Merger
3.1                                 Amended and Restated Articles of Incorporation
3.2                                 By-laws
4.1                                 Designation of Class A Common Stock (included in Exhibit 3.1)
4.2                                 Designation of Series A Convertible Preferred Stock (included in Exhibit 3.1)
4.3                                 Designation of Series B Convertible Preferred Stock (included in Exhibit 3.1)
4.4                                 Designation of Series C Convertible Preferred Stock (included in Exhibit 3.1)
4.5                                 Form of Warrants to purchase shares of common stock
10.1                                Securities Purchase Agreement covering Series C Convertible Preferred Stock
10.2                                Contract with Open System Resources, Inc. for preparation of Software
                                    Requirements Document
14                                  Code of Ethics
24                                  Power of Attorney

                                   Signatures


         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

EXOBOX TECHNOLOGIES CORP.



By: /s/Robert B. Dillon
   -----------------------------------------
      Robert B. Dillon, President

Dated:   December 20, 2005

                                    EXHIBIT 2

                          AGREEMENT AND PLAN OF MERGER




===============================================================================



                          AGREEMENT AND PLAN OF MERGER


                                      AMONG


                            EXOBOX TECHNOLOGIES CORP.
                            (a Delaware corporation)

                            EXOBOX TECHNOLOGIES CORP.
                             (a Nevada corporation)

                                       AND

                              TMI ACQUISITION CORP.
                             (a Nevada corporation)



                         DATED AS OF SEPTEMBER 15, 2005



===============================================================================

                                TABLE OF CONTENTS
RECITALS...........................................................................................................5
ARTICLE 1  DEFINITIONS.............................................................................................5
ARTICLE 2  THE MERGER.............................................................................................11
   Section 2.01.  Basic Transaction...............................................................................11
   Section 2.02.  Effective Time; Closing.........................................................................11
   Section 2.03.  Effect of the Merger............................................................................11
   Section 2.04.  Articles of Incorporation; Bylaws...............................................................11
   Section 2.05.  Directors and Officers..........................................................................11
   Section 2.06.  Conversion of Securities........................................................................11
   Section 2.07.  Exchange of Certificates........................................................................12
      (a) Exchange Procedures.....................................................................................12
      (b) Distributions with Respect to Unexchanged Shares of Exobox Delaware Common Stock........................13
      (c) No Further Rights in Exobox Delaware Shares.............................................................13
      (d) No Liability............................................................................................13
      (e) Lost Certificates.......................................................................................13
      (f) No Fractional Shares....................................................................................13
   Section 2.08.  Stock Transfer Books............................................................................13
   Section 2.09.  Dissenting Shares...............................................................................13
   Section 2.10.  Stock Options...................................................................................14
ARTICLE 3  REPRESENTATIONS AND WARRANTIES OF EXOBOX DELAWARE......................................................14
   Section 3.01.  Organization, Qualification and Corporate Power.................................................14
   Section 3.02.  Noncontravention................................................................................15
   Section 3.03.  Capitalization..................................................................................15
   Section 3.04.  Brokers' Fees...................................................................................15
   Section 3.05.  Title to Assets.................................................................................15
   Section 3.06.  subsidiaries....................................................................................15
   Section 3.07.  Financial Statements............................................................................16
   Section 3.08.  Undisclosed Liabilities.........................................................................16
   Section 3.09.  Legal Compliance................................................................................16
   Section 3.10.  Real Property...................................................................................17
   Section 3.11.  Tangible Assets.................................................................................17
   Section 3.12.  Powers of Attorney..............................................................................17
   Section 3.13.  Employees.......................................................................................17
   Section 3.14.  Guaranties......................................................................................17
   Section 3.15.  Certain Business Practices......................................................................17
   Section 3.16.  Parachute Payments..............................................................................17
   Section 3.27.  Information Statement...........................................................................17
   Section 3.18.  Disclosure......................................................................................17
ARTICLE 4  REPRESENTATIONS AND WARRANTIES CONCERNING EXOBOX NEVADA AND ITS SUBSIDIARIES...........................18
   Section 4.01.  Organization, Qualification, and Corporate Power................................................18
   Section 4.02.  Capitalization..................................................................................18
   Section 4.03.  Noncontravention................................................................................19
   Section 4.04.  Brokers' Fees...................................................................................19
   Section 4.05.  Title to Assets.................................................................................19
   Section 4.06.  subsidiaries....................................................................................19
   Section 4.07.  SEC Filings, Financial Statements...............................................................19
   Section 4.08.  Absence of Certain Changes or Events............................................................20
   Section 4.09.  Undisclosed Liabilities.........................................................................22
   Section 4.10.  Legal Compliance................................................................................22
   Section 4.11.  Tax Matters.....................................................................................22
   Section 4.12.  Real Property...................................................................................23
   Section 4.13.  Intellectual Property...........................................................................23
   Section 4.14.  Tangible Assets.................................................................................24
   Section 4.15.  Contracts.......................................................................................24
   Section 4.16.  Notes and Accounts Receivable...................................................................25
   Section 4.17.  Powers of Attorney..............................................................................25
   Section 4.18.  Insurance.......................................................................................25
   Section 4.19.  Litigation......................................................................................25
   Section 4.20.  Employees.......................................................................................26
   Section 4.21.  Employee Benefits...............................................................................26
   Section 4.22.  Guaranties......................................................................................26
   Section 4.23.  Environment, Health, and Safety.................................................................26
   Section 4.24.  Certain Business Relationships With Exobox Nevada...............................................27
   Section 4.25.  Change of Control...............................................................................28
   Section 4.26.  Certain Business Practices......................................................................28
   Section 4.27.  Parachute Payments..............................................................................28
   Section 4.28.  Disclosure......................................................................................28
   ARTICLE 5  PRE-CLOSING COVENANTS...............................................................................28
   Section 5.01.  General.........................................................................................28
   Section 5.02.  Notices and Consents............................................................................28
   Section 5.03.  Operation of Business...........................................................................28
   Section 5.04.  Preservation of Business........................................................................28
   Section 5.05.  Full Access.....................................................................................29
   Section 5.06.  Notice of Developments..........................................................................29
   Section 5.07.  Exclusivity.....................................................................................29
   Section 5.08.  Filing of Current Report on Form 8-K............................................................31
   Section 5.09.  Composition of Exobox Nevada and Surviving Corporation Board and Officers at Effective Time.....31
   Section 5.10.  Information Statement...........................................................................31
   Section 5.11.  Section 16(b) Board Approval....................................................................31
   Section 5.12.  Confidentiality.................................................................................31
ARTICLE 6  POST-CLOSING COVENANTS.................................................................................32
   Section 6.01.  General.........................................................................................32
   Section 6.02.  Transition......................................................................................32
   Section 6.03.  Restrictions on Certain Intercompany Transactions...............................................32
   Section 6.04.  Merger of Exobox Delaware with and into Exobox Nevada...........................................32
ARTICLE 7  CONDITIONS TO OBLIGATION TO CLOSE......................................................................32
   Section 7.01.  Conditions to Obligation of Exobox Delaware.....................................................32
   Section 7.02.  Conditions to Obligation of Exobox Nevada.......................................................34
ARTICLE 8  TERMINATION............................................................................................35
   Section 8.01.  Termination of Agreement........................................................................35
   Section 8.02.  Effect of Termination...........................................................................35
ARTICLE 9  MISCELLANEOUS..........................................................................................36
   Section 9.01.  Press Releases and Public Announcements.........................................................36
   Section 9.02.  No Third Party Beneficiaries....................................................................36
   Section 9.03.  Entire Agreement................................................................................36
   Section 9.04.  Succession and Assignment.......................................................................36
   Section 9.05.  Counterparts....................................................................................36
   Section 9.06.  Headings........................................................................................36
   Section 9.07.  Notices.........................................................................................36
   Section 9.08.  Governing Law...................................................................................37
   Section 9.09.  Amendments and Waivers..........................................................................37
   Section 9.10.  Severability....................................................................................37
   Section 9.11.  Expenses........................................................................................37
   Section 9.12.  Construction....................................................................................37
   Section 9.13.  Incorporation of Exhibits and Schedules.........................................................37
   Section 9.14.  Specific Performance............................................................................37
   Section 9.15.  Submission to Jurisdiction......................................................................37
   Section 9.16.  Survival........................................................................................38

Exobox Nevada Disclosure Schedule
Exobox Delaware Disclosure Schedule

Exhibit A - Form of Delaware and Nevada Certificates of Merger
Exhibit B - Form of Amended and Restated Articles of Incorporation of Exobox Nevada Exhibit C - Shares of Exobox Delaware to be exchanged Exhibit D - Officers and Directors of Exobox Nevada at the Effective Time

                          AGREEMENT AND PLAN OF MERGER

         This AGREEMENT AND PLAN OF MERGER ("Agreement") entered into as of September 15, 2005, by and among Exobox Technologies
Corp., a Nevada corporation ("Exobox Nevada"), Exobox Technologies Corp., a Delaware corporation ("Exobox Delaware"), and TMI
Acquisition Corp., a Nevada corporation and a wholly owned subsidiary of Exobox Nevada ("Exobox Nevada Sub"). Exobox Nevada, Exobox
Delaware and Exobox Nevada Sub are referred to collectively herein as the "Parties."


                                R E C I T A L S:

..........A. Exobox Nevada Sub, upon the terms and subject to the conditions of this Agreement and in accordance with the applicable sections of the Delaware General Corporation Law ("Delaware Law") and the Nevada Revised Statutes ("Nevada Law") will merge with and into Exobox Delaware (the "Merger").

..........B. The Board of Directors of Exobox Delaware has determined that the
Merger is in the best interests of Exobox Delaware, has approved and adopted this Agreement and the transactions contemplated hereby, and recommended adoption of this Agreement by the stockholders of Exobox Delaware.

..........C. The Board of Directors of Exobox Nevada and Exobox Nevada Sub have approved and adopted this Agreement and the transactions contemplated hereby, and the Board of Directors of Exobox Nevada Sub has recommended adoption of this Agreement to the sole stockholder of Exobox Nevada Sub.

..........D. For federal Income Tax purposes, it is intended that the Merger will qualify as a tax-free reorganization under the provisions of Section
368(a)(2)(E) of the Code (as defined below).

..........NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants herein contained, the Parties agree as follows.


                                    ARTICLE 1
                                   DEFINITIONS

.........."Affiliate" has the meaning set forth in Rule 12b-2 of the regulations promulgated under the Securities Exchange Act.

.........."Affiliated Group" means any affiliated group within the meaning of
Code Section 1504 or any similar group defined under a similar provision of state, local, or foreign law.

.........."Agreement" has the meaning set forth in the preface above.

.........."Articles of Merger" has the meaning set forth in Section 2.02.

.........."Business Day" means a day of the year in which banks are not required or authorized to be closed in the City of Houston.

.........."CERCLA" means the United States Comprehensive Environmental Response
 Compensation, and Liability Act.

.........."Certificates" has the meaning set forth in Section 2.07.

.........."Cleanup" means any investigative, monitoring, cleanup, removal, containment or other remedial or response action required by any Environmental Law or Occupational Safety and Health Law. The terms "removal," "remedial," and "response action" include the types of activities covered by CERCLA.

.........."Closing" has the meaning set forth in Section 2.02.

.........."Closing Date" has the meaning set forth in Section 2.02.

.........."Code" means the Internal Revenue Code of 1986, as amended.

.........."Confidential Information" means any information concerning the businesses and affairs of Exobox Delaware that is not already generally available to the public.

.........."Contravene" means an act or omission would "Contravene" something if, as the context requires:

                  (i) the act or omission would conflict with it, violate it, result in a breach or violation of or failure to comply with it, or constitute a default under it;

                  (ii) the act or omission would give any Governmental Body or other Person the right to challenge, revoke, withdraw, suspend, cancel, terminate, or modify it, to exercise any remedy or obtain any relief under it, or to declare a default or accelerate the maturity of any obligation under it; or

                  (iii) the act or omission would result in the creation of an Encumbrance on the stock or assets of the subject company.

         "Controlled Group of Corporations" has the meaning set forth in Code
Section 1563.

         "Deferred Intercompany Transaction" has the meaning set forth in Regulation Section 1.1502-13.

         "Delaware Law" has the meaning set forth in the Recitals above.

         "Dissenting Shares" has the meaning set forth in Section 2.09.

         "Effective Time" has the meaning set forth in Section 2.02.

         "Employee Benefit Plan" means any (a) nonqualified deferred compensation or retirement plan or arrangement which is an Employee Pension Benefit Plan, (b) qualified defined contribution retirement plan or arrangement which is an Employee Pension Benefit Plan, (c) qualified defined benefit retirement plan or arrangement which is an Employee Pension Benefit Plan (including any Multiemployer Plan), or (d) Employee Welfare Benefit Plan, cafeteria plan as defined in Section 125 of the Code, or material fringe benefit plan or program.

         "Employee Pension Benefit Plan" has the meaning set forth in ERISA
Section 3(2).

         "Employee Welfare Benefit Plan" has the meaning set forth in ERISA
Section 3(1).

         "Encumbrance" means any charge, claim, mortgage, servitude, easement, right of way, community or other marital property interest, covenant, equitable interest, lien, option, pledge, security interest, preference, priority, right of first refusal, or similar restriction.

         "Environment" means soil, land surface or subsurface strata, surface waters (including navigable water and ocean waters), groundwaters, drinking water supply, stream sediments, ambient air (including indoor air), plant and animal life, and any other similar medium or natural resource.

         "Environmental, Health, and Safety Liabilities" means any cost, damages, expense, Liability, or other responsibility arising from or under Environmental Law or Occupational Safety and Health Law, including those consisting of or relating to:

         (i) any environmental, health, or safety matter or condition (including on-site or off-site contamination, occupational safety and health, and regulation of any chemical substance or product);

                  (ii) any fine, penalty, judgment, award, settlement, proceeding, damages, loss, claim, demand and response, investigative, monitoring, remedial, or inspection cost or expense arising under Environmental Law or Occupational Safety and Health Law;

                  (iii) financial responsibility under any Environmental Law or Occupational Safety and Health Law for Cleanup costs or corrective action, (whether or not such Cleanup has been required or requested by any Governmental Body or other Person) and for any natural resource damage; or

                  (iv) any other compliance, corrective, or remedial measures required under any Environmental Law or Occupational Safety and Health Law.

         "Environmental Law" means CERCLA and any other Legal Requirement that requires or relates to:

                  (i) advising appropriate Governmental Bodies, employees, or the public of intended or actual Releases of pollutants or hazardous substances or materials, violations of discharge limits or other prohibitions and the commencement of activities, such as resource extraction or construction, that could have significant impact on the Environment;

                  (ii) preventing or reducing to acceptable levels the Release of pollutants or hazardous substances or materials into the Environment;

                  (iii) reducing the quantities, preventing the Release, or minimizing the hazardous characteristics of wastes that are generated;

                  (iv) assuring that products are designed, formulated, packaged, and used so that they do not present unreasonable risks to human health or the Environment when used or disposed of;

                  (v) protecting resources, species, or ecological amenities;

                  (vi) reducing to acceptable levels the risks inherent in the transportation of hazardous substances, pollutants, oil, or other potentially harmful substances;

                  (vii) Cleanup of pollutants that have been Released, preventing the threat of Release, or paying the costs of such Cleanup or prevention; or

                  (viii) making responsible parties pay private parties, or groups of them, for damages done to their health or the Environment, or permitting self-appointed representatives of the public interest to recover for injuries done to public assets.

         "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

         "Exobox Delaware" has the meaning set forth in the preface above.

         "Exobox Delaware Audited Statements" shall mean Exobox Delaware's audited financial statements as of and for the period ended with its most recent fiscal year.

         "Exobox Delaware Disclosure Schedule" has the meaning set forth in
Article 3.

         "Exobox Delaware Most Recent Financial Statements" has the meaning set forth in Section 3.07(b).

         "Exobox Delaware Shares" means the common stock, no par value, of Exobox Delaware.

         "Exobox Delaware Stockholders" mean the persons listed in the Exobox Delaware Disclosure Schedule.

         "Exobox Nevada" has the meaning set forth in the preface above.

         "Exobox Nevada Common Stock" means the common stock, par value $.001 per share, of Exobox Nevada.

         "Exobox Nevada Disclosure Schedule" has the meaning set forth in
Article 4.

         "Exobox Nevada Series A Preferred Stock" means the voting, Series A Convertible Preferred stock, par value $.001 per share, of Exobox Nevada as described in the form of Amended and Restated Articles of Incorporation, each initially convertible as provided in the Amended and Restated Articles of Incorporation of the Corporation.

         "Exobox Nevada Series B Preferred Stock" means the voting, Series B Convertible Preferred stock, par value $.001 per share, of Exobox Nevada as described in the form of Amended and Restated Articles of Incorporation, each initially convertible provided in the Amended and Restated Articles of Incorporation of the Corporation.

         "Exobox Nevada Sub" has the meaning set forth in the preface above.

         "Facility" means any Real Property or tangible personal property interest owned or operated by Exobox Nevada or its subsidiaries. For purposes of
Section 4.23 and the definition of "Hazardous Activity," the term also includes any Real Property or tangible personal property interest formerly owned or operated by Exobox Nevada or its subsidiaries or any predecessor Person.

         "Fiduciary" has the meaning set forth in ERISA Section 3(21).

         "GAAP" means United States generally accepted accounting principles as in effect from time to time.

         "Good Title" means good and defensible title which is (i) evidenced by an instrument or instruments filed of record in accordance with the conveyance and recording laws of the applicable jurisdiction and is sufficient against competing claims of bona fide purchasers for value without notice and (ii) free and clear of all liens, security interest, claims, infringements, and other burdens of encumbrances, other than such liens, security interests, claims, infringements, and other burdens of encumbrances that a reasonably prudent purchaser of oil and gas properties would accept in light of the value of the property affected, the improbability of assertion of the defect or irregularity or the degree of difficulty or the cost of performing curative work.

         "Governmental Body" means any:

                  (i) nation, region, state, county, city, town, village, district, or other jurisdiction;

                  (ii) federal, state, local, municipal, foreign or other government;

                  (iii) governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, or other entity and any court or other tribunal);

                  (iv) multinational organization;

                  (v) body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, policy, regulatory, or taxing authority or power of any nature; and

                  (vi) official of any of the foregoing.

         "Hazardous Activity" means the distribution, generation, handling, importing, management, manufacturing, processing, production, refinement, Release, storage, transfer, transportation, treatment, or use (including any withdrawal or other use of groundwater) of Hazardous Materials in, on, under, about, or from any of the Facilities or any part thereof into the Environment, and any other act, business, operation, or thing that increases the danger, or risk of danger, or poses an unreasonable risk of harm to individuals or property on or off the Facilities, or that may affect the value of any of the Facilities or Exobox Nevada and its subsidiaries.

         "Hazardous Materials" means any waste or other substance that is listed, defined, designated, or classified as, or otherwise determined to be, hazardous, radioactive, or toxic or a pollutant or a contaminant under or pursuant to any Environmental Law, including any admixture or solution thereof, and specifically including petroleum and all derivatives thereof or synthetic substitutes therefor and asbestos or asbestos-containing materials.

         "Income Taxes" means all income and profits Taxes, capital taxes, franchise taxes and similar Taxes based on income, profits or capital (including any Taxes in lieu of such income or profits Taxes) imposed by any Federal, state, local or foreign governmental agency, whether in the form of assessments in the nature of Taxes or otherwise, together with all interest, penalties and additions imposed with respect to (a) such Taxes or (b) the late filing or nonfiling of returns relating to such Taxes.

         "Information Statement" has the meaning set forth in Section 3.19.

         "Intellectual Property" means (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions, and reexaminations thereof, (b) all trademarks, service marks, trade dress, logos, trade names, and corporate names, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith, (c) all copyrightable works, all copyrights, and all applications, registrations, and renewals in connection therewith, (d) all mask works and all applications, registrations, and renewals in connection therewith, (e) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), (f) all computer software (including data and related documentation), (g) all other proprietary rights, and (h) all copies and tangible embodiments thereof (in whatever form or medium).

         "Knowledge" means actual knowledge after reasonable investigation.

         "Legal Requirement" means any constitution, law, statute, treaty, rule, regulation, ordinance, binding case law or principle of common law, notice, approval or Order of any Governmental Body, and any Contract with any Governmental Body relating to compliance with any of the foregoing.

         "Merger" has the meaning set forth in the Recitals above.

         "Merger Consideration" has the meaning set forth in Section 2.06(b).

         "Multiemployer Plan" has the meaning set forth in ERISA Section 3(37).

         "Nevada Law" has the meaning set forth in the Recitals above.

         "Occupational Safety and Health Law" means any Legal Requirement designed to provide safe and healthful working conditions and to reduce occupational safety and health hazards, and any program, whether governmental or private (such as those promulgated or sponsored by industry associations and insurance companies), designed to provide safe and healthful working conditions.

         "Order" means any order, injunction, judgment, decree, ruling, assessment or arbitration award of any Governmental Body or arbitrator.

         "Ordinary Course of Business" means the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency).

         "OTC" means the OTC Bulletin Board.

         "Outstanding Exobox Delaware Shares" means all Exobox Delaware Common Stock issued and outstanding immediately prior to the Effective Time.

         "Parties" has the meaning set forth in the preface above.

         "PBGC" means the Pension Benefit Guaranty Corporation.

         "Person" means an individual, a partnership, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, or a governmental entity (or any department, agency, or political subdivision thereof).

         "Real Property" means all real property of Exobox Nevada and its subsidiaries, including all parcels and tracts of land in which Exobox Nevada or its subsidiaries has a fee simple estate or a leasehold estate, and all improvements, easements and appurtenances thereto.

         "Release" means any spilling, leaking, emitting, discharging, depositing, escaping, leaching, dumping, or other releasing into the Environment, whether intentional or unintentional.

         "Reportable Event" has the meaning set forth in ERISA Section 4043.

         "SEC" means the United States Securities and Exchange Commission.

         "Secretary" has the meaning set forth in Section 2.02.

         "Securities Act" means the Securities Act of 1933, as amended.

         "Securities Exchange Act" means the Securities Exchange Act of 1934, as amended.

         "Security Interest" means any mortgage, pledge, lien, encumbrance, charge, or other security interest, other than (a) mechanic's, materialmen's, and similar liens, (b) liens for Taxes not yet due and payable, and (c) purchase money liens and liens securing rental payments under capital lease arrangements.

         "Subsidiary" means any corporation with respect to which a specified Person (or a Subsidiary thereof) owns a majority of the common stock or has the power to vote or direct the voting of sufficient securities to elect a majority of the directors.

         "Surviving Corporation" has the meaning set forth in Section 2.01.

         "Taxes" shall mean all excise, real and personal property, sales, use, customs duties, payroll, withholding, capital or franchise (based on capital and/or activity), estimated and other taxes, including Income Taxes, imposed by a federal, state, local or foreign governmental agency, whether in the form of assessments which are in the nature of Taxes or otherwise, together with all interest, penalties and additions imposed with respect to such amounts.

         "Tax Returns" means returns, declarations, reports, claims for refund, information returns or other documents (including any related or supporting schedules, statements or information) filed or required to be filed in connection with the determination, assessment or collection of Taxes of any Party or the administration of any laws, regulations or administrative requirements relating to any Taxes.

         "Threatened" means an action or matter would be considered to have been "Threatened" if a demand or statement has been made (whether orally or in writing) or a notice has been given (whether orally or in writing), or any other event has occurred or any other circumstances exist, that would lead a prudent Person to conclude that such action or matter is likely to be asserted, commenced, taken or otherwise pursued in the future.


                                    ARTICLE 2
                                   THE MERGER

         Section 2.01. Basic Transaction. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with Delaware Law and Nevada Law, at the Effective Time, Exobox Nevada Sub shall be merged with and into Exobox Delaware. As a result of the Merger, the outstanding shares of capital stock of Exobox Nevada Sub and Exobox Delaware shall be converted or canceled in the manner provided in Section 2.06 of this Agreement, the separate corporate existence of Exobox Nevada Sub shall cease, and Exobox Delaware will be the surviving corporation in the Merger (the "Surviving Corporation").

         Section 2.02. Effective Time; Closing. As promptly as practicable after Closing (defined below), and in no event later than the first Business Day following the satisfaction or, if permissible, waiver of the conditions set forth in Article 7 (or such other date as may be agreed in writing by each of the Parties), the Parties shall cause the Merger to be consummated by (i) filing a certificate of merger, substantially in the form of Exhibit A attached hereto (the "Delaware Certificate of Merger"), with the Secretary of State of the State of Delaware (the "Delaware Secretary") in such form as is required by, and executed in accordance with the relevant provisions of, Delaware Law, and (ii) filing articles of merger, substantially in the form of Exhibit A attached hereto (the "Nevada Articles of Merger"), with the Secretary of State of the State of Nevada (the "Nevada Secretary") in such form as is required by, and executed in accordance with the relevant provisions of, Nevada Law. The term "Effective Time" means the date and time of the last to occur of the filing of the Nevada Articles of Merger with the Nevada Secretary or the filing of the Delaware Certificate with the Delaware Secretary (or such later time as may be agreed in writing by each of the Parties and specified in the Articles of Merger). Immediately prior to the filing of the Nevada Articles of Merger and Delaware Certificate of Merger, a closing (the "Closing") will be held at the Houston, Texas offices of Sonfield & Sonfield at 9:00 a.m., local time, on the first Business Day after the date on which the last of the conditions to Closing set forth in Article 7 hereof (other than conditions to be satisfied at the Closing) are fulfilled or waived by the appropriate Party, as the case may be (or such other time, date or place as the Parties may agree) (the "Closing Date").

         Section 2.03. Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of Delaware Law and Nevada Law.

         Section 2.04.  Articles of Incorporation; Bylaws.

                  (a) At the Effective Time, the articles of incorporation of Exobox Delaware, as in effect immediately prior to the Effective Time, shall be the articles of incorporation of the Surviving Corporation, until thereafter amended as provided therein or by applicable law.

                  (b) At the Effective Time, the bylaws of Exobox Delaware, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation until thereafter amended as provided therein or by applicable law.

         Section 2.05. Directors and Officers. At the Effective Time, the persons listed on Exhibit D shall be the officers and directors of Exobox Nevada, to hold office in accordance with the Articles of Incorporation and Bylaws of Exobox Nevada until a successor is elected or appointed and has qualified or until the earliest of such director's death, resignation, removal or disqualification, or as otherwise provided in the bylaws of Exobox Nevada.

         Section 2.06. Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Exobox Nevada Sub or Exobox Delaware:

                  (a) The shares of common stock, $.001 par value per share, of Exobox Delaware (the "Exobox Delaware Common Stock") issued and outstanding immediately prior to the Effective Time (except for such Exobox Delaware Common Stock held by Exobox Delaware), shall be converted into the right to receive the number of fully paid, non assessable shares of Exobox Nevada Series A Preferred Stock or Exobox Nevada Series B Preferred stock as set out in Exhibit C hereto.(the "Exchange Ratio").

                  (b) Shares of Exobox Nevada Preferred Stock to be issued to holders of Exobox Delaware Common Stock pursuant to Section 2.06(a) is referred to as the "Merger Consideration". If between the date of this Agreement and the Effective Time, any shares of Exobox Delaware Common Stock held by a Exobox Delaware Stockholder shall be transferred to Exobox Delaware, the Merger Consideration shall be correspondingly adjusted to the extent appropriate to reflect such transfer of shares.

                  (c) In any event, if between the date of this Agreement and the Effective Time, the outstanding shares of Exobox Nevada Common Stock, Exobox Nevada Preferred Stock and/or Exobox Delaware Common Stock shall have been changed into a different number of shares or a different class, by reason of any declared or completed stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, the Merger Consideration shall be correspondingly adjusted to the extent appropriate to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares. Upon surrender of the certificate(s) representing Exobox Delaware Shares in accordance with Section 2.07, such holder of Exobox Delaware Shares shall be entitled to receive the Merger Consideration.

                  (d) From and after the Effective Time, all Exobox Delaware Shares shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each certificate previously representing any such shares shall thereafter represent the right to receive the Merger Consideration into which such Exobox Delaware Shares were converted in the Merger, upon surrender of the certificate(s) representing such shares in accordance with Section
         2.07. Certificates previously representing shares of Exobox Delaware Shares shall be exchanged for the Merger Consideration upon the surrender of such certificates in accordance with the provisions of
         Section 2.07, without interest.

                  (e) Any Exobox Delaware Shares held in the treasury of Exobox Delaware and any shares of Exobox Delaware Shares owned by Exobox Nevada or any direct or indirect wholly owned subsidiary of Exobox Nevada immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof and no payment shall be made with respect thereto.

                  (f) Each share of common stock, par value $.001 per share, of Exobox Nevada Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation at the Effective Time, and the Surviving Corporation thereafter shall not have other equity securities.

         Section 2.07.  Exchange of Certificates.

                  (a) Exchange Procedures. At the Closing, each holder of record of a certificate or certificates (the "Certificates") which immediately prior to the Effective Time represented Outstanding Exobox Delaware Shares shall tender such Certificates to Exobox Nevada or its designated transfer or exchange agent with such other documents as Exobox Nevada may reasonably request, including a stock power. Upon surrender of a Certificate for cancellation to Exobox Nevada together with such duly executed documents as may be required, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration which such holder has the right to receive in respect of Exobox Delaware Shares formerly represented by such Certificates, together with any dividends or other distributions to which such holder is entitled pursuant to Section 2.07(b). The surrendered Certificates shall then be marked canceled. In the event of a transfer of ownership of Exobox Delaware Shares which is not registered in the transfer records of Exobox Delaware, the Merger Consideration may be paid in accordance with Article 2 to the transferee if the Certificates representing such shares of Exobox Delaware Shares are presented to Exobox Nevada, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 2.07(a), each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration, and any dividends or other distributions to which such holder is entitled pursuant to Section 2.07(b). No interest shall be paid on the Merger Consideration.

                  (b) Distributions with Respect to Unexchanged Shares of Exobox Delaware Common Stock. No dividends or other distributions declared or made after the Effective Time with respect to Exobox Nevada Preferred Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Exobox Nevada Preferred Stock evidenced thereby until the holder of such Certificate shall surrender such Certificate. Subject to the effect of applicable laws, following surrender of any such Certificate, there shall be paid to the holder of such Certificate, in addition to the shares of Exobox Nevada Preferred Stock as provided in Section 2.07(a), without interest, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to the whole shares of Exobox Nevada Preferred Stock evidenced by such Certificate. There shall be paid to the holder of the certificates representing whole shares of Exobox Nevada Preferred Stock issued in exchange therefor, without interest: (i) promptly, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Exobox Nevada Preferred Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such whole shares of Exobox Nevada Preferred Stock.

                  (c) No Further Rights in Exobox Delaware Shares. The Merger Consideration issued or paid upon conversion of the Outstanding Exobox Delaware Shares in accordance with the terms hereof (including any cash paid or other distributions pursuant to Sections 2.07(b)) shall be deemed to have been issued or paid in full satisfaction of all rights pertaining to such Exobox Delaware Shares.

                  (d) No Liability. Neither Exobox Nevada nor the Surviving Corporation shall be liable to Exobox Delaware for any Merger Consideration (or dividends or distributions with respect thereto) which remains undistributed to the holders of Exobox Delaware Shares for one year after the Effective Time and is delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

                  (e) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Exobox Delaware stockholder claiming such Certificate to be lost, stolen or destroyed and, if required by the Exobox Nevada, the posting by such Exobox Delaware stockholder of a bond in such reasonable amount as the Exobox Nevada may direct as indemnity against any claim that may be made against it with respect to such Certificate, Exobox Nevada will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration, and unpaid dividends and distributions on the Merger Consideration deliverable in respect thereof pursuant to this Agreement.

                  (f) No Fractional Shares. No certificates or scrip evidencing fractional shares of Exobox Nevada Preferred Stock shall be issued upon the surrender for exchange of Certificates, but in lieu thereof each stockholder of Exobox Delaware who would otherwise be entitled to receive a fraction of a share of Exobox Nevada Preferred Stock, after aggregating all fractional shares of Exobox Nevada Preferred Stock which such holder would be entitled to receive under Section 2.06, shall receive the next larger number of whole shares of Exobox Nevada Preferred Stock to which such holder would otherwise be entitled.

         Section 2.08. Stock Transfer Books. At the Effective Time, the stock transfer books of Exobox Delaware shall be closed and there shall be no further registration of transfers of shares of Exobox Delaware Shares thereafter on the records of Exobox Delaware. On or after the Effective Time, any Certificates presented to Exobox Nevada for any reason shall be converted into the Merger Consideration, and any dividends or other distributions to which they are entitled pursuant to Section 2.07(b) in accordance with the terms of this Agreement.

         Section 2.09. Dissenting Shares. Exobox Delaware shares that have not been voted for adoption of the merger and with respect to which dissenter's rights have been properly demanded in accordance with Section 262 of the Delaware Law ("Dissenting Shares"), shall not be converted into the right to receive the Merger Consideration at or after the Effective Time unless and until the holder of such shares withdraws his demand for dissenter's rights or becomes ineligible of dissenter's rights. If a holder of Dissenting Shares withdraws his demand for dissenter's rights or becomes ineligible for dissenter's rights, then, as of the Effective Time or the occurrence of such event, whichever later occurs, such holder's Dissenting Shares shall cease to be Dissenting Shares and shall be converted into and represent the right to receive the Merger Consideration.

         Section 2.10. Stock Options. At the Effective Time, each then outstanding option to purchase shares of Exobox Delaware Common Stock granted by Exobox Delaware (collectively, the "Exobox Delaware Options"), shall, as of the Effective Time, automatically and without any action on the part of the holder thereof, be assumed by Exobox Nevada. The holders of such Exobox Delaware Options shall continue to have, and be subject to, the same terms and conditions set forth in the stock option agreements pursuant to which such Exobox Delaware Options were issued as in effect immediately prior to the Effective Time, except that (i) such Exobox Delaware Options shall be exercisable for that number of whole shares of Exobox Nevada Common Stock equal to the product of the number of shares of Exobox Delaware Common Stock covered by the Exobox Delaware Option immediately prior to the Effective Time multiplied by the Exchange Ratio rounded up to the nearest whole number of shares of Exobox Nevada Common Stock, and (ii) the per share exercise price for the shares of Exobox Nevada Common Stock issuable upon the exercise of such assumed Exobox Delaware Option shall be equal to the quotient determined by dividing the exercise price per share of Exobox Delaware Common Stock specified for such Exobox Delaware Option under the applicable stock option agreement in effect immediately prior to the Effective Time by the Exchange Ratio, rounding the resulting exercise price down to the nearest whole cent. At the Effective Time, Exobox Nevada shall reserve for issuance the number of shares of Exobox Nevada Common Stock that will become issuable upon the exercise of the Exobox Delaware Options pursuant to this
Section 2.09. Nothing in this Section 2.09 shall affect the schedule of vesting (or the acceleration thereof) with respect to the Exobox Delaware Options to be assumed by Exobox Nevada as provided in this Section 2.09. Notwithstanding anything to the contrary, nothing herein shall require Exobox Nevada to issue fractional shares of Exobox Nevada Common Stock upon the exercise of any Exobox Delaware Option.


                                    ARTICLE 3
                REPRESENTATIONS AND WARRANTIES OF EXOBOX DELAWARE

         Exobox Delaware represents and warrants to Exobox Nevada that the statements contained in this Article 3 are correct and complete in all material respects as of the date of this Agreement and will be correct and complete in all material respects as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this
Article 3), except as set forth in the disclosure schedule delivered by Exobox Delaware to Exobox Nevada on the date hereof and initialed by the Parties (the "Exobox Delaware Disclosure Schedule"). Nothing in the Exobox Delaware Disclosure Schedule shall be deemed adequate to disclose an exception to a representation or warranty made herein, however, unless the Exobox Delaware Disclosure Schedule identifies the exception with reasonable particularity, describes the relevant facts in reasonable detail and identifies the subsection of this Article 3 to which the exception applies. Without limiting the generality of the foregoing, the mere listing (or inclusion of a copy) of a document or other item shall not be deemed adequate to disclose an exception to a representation or warranty made herein (unless the representation or warranty has to do with the existence of the document or other item itself). The Exobox Delaware Disclosure Schedule will be arranged in paragraphs corresponding to the lettered and numbered paragraphs contained in this Article 3.

         Section 3.01. Organization, Qualification and Corporate Power. Exobox Delaware is a corporation duly organized, validly existing, and in good standing under the laws of Delaware. Each of Exobox Delaware and its subsidiaries is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required. Each of Exobox Delaware and its subsidiaries has full corporate power and authority and all licenses, permits and authorizations necessary to carry on the businesses in which it is engaged, to own and use the properties owned and used by it and to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the Merger and the transactions contemplated thereby. Section 3.01 of the Exobox Delaware Disclosure Schedule lists the directors and officers of Exobox Delaware and its subsidiaries. Except as set forth on Section 3.01 of the Exobox Delaware Disclosure Schedule, each of Exobox Delaware and its subsidiaries does not have and never has had any equity or ownership interests in any corporation, partnership, joint venture, limited liability company or other legal entity. The execution and delivery of this Agreement and the other agreements, documents and instruments executed in connection herewith to which Exobox Delaware is a party and the consummation by Exobox Delaware of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of Exobox Delaware are necessary to authorize this Agreement or such other agreements, documents and instruments or to consummate the Merger and the transactions contemplated thereby (other than the filing and recordation of the Delaware Certificate of Merger with the Delaware Secretary as required by Delaware Law). The Agreement and the other agreements, documents and instruments executed in connection herewith to which Exobox Delaware is a party has been duly and validly executed and delivered by Exobox Delaware and constitute a legal, valid and binding obligation of Exobox Delaware, enforceable against Exobox Delaware in accordance with their respective terms. The minute books (containing the records of meetings of the stockholders, the board of directors, and any committees of the board of directors), the stock certificate books, and the stock record books of each of Exobox Delaware and its subsidiaries are correct and complete. None of Exobox Delaware and its subsidiaries is in default under or in violation of any provision of its charter or bylaws.

         Section 3.02. Noncontravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (a) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which Exobox Delaware is subject or any provision of its charter or by-laws or (b) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which Exobox Delaware is a party or by which it is bound or to which any of its assets is subject (or result in the imposition of any Security Interest upon any of its assets). None of Exobox Delaware and its subsidiaries needs to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order for the Parties to consummate the transactions contemplated by this Agreement, other than the filing and recordation of the Articles of Merger with the Secretary.

         Section 3.03. Capitalization. The entire authorized capital stock of Exobox Delaware consists of 10,000,000 Exobox Delaware Shares, of which 5,000,000 Exobox Delaware Shares are issued and outstanding and no Exobox Delaware Shares are held in treasury. All of the issued and outstanding Exobox Delaware Shares have been duly authorized, are validly issued, fully paid, and nonassessable. Except as set forth in Section 3.03(a) of the Exobox Delaware Disclosure Schedule, there are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require Exobox Delaware to issue, sell, or otherwise cause to become outstanding any of its capital stock. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to Exobox Delaware. Except as set forth in Section 3.03(b) of the Exobox Delaware Disclosure Schedule, there are no voting trusts, proxies, or other agreements or understandings with respect to the voting of the capital stock of Exobox Delaware. Section 3.03(a) of the Exobox Delaware Disclosure Schedule shall set forth the date of grant, exercise price, number of shares of Exobox Delaware Common Stock exercisable for and the expiration date for each outstanding option, warrant and other convertible security of Exobox Delaware. Section 3.03(b) of the Exobox Delaware Disclosure Schedule shall set forth each outstanding option, warrant and other convertible security of Exobox Delaware that is subject to registration rights.

         Section 3.04. Brokers' Fees. Except as set forth in Section 3.04 of the Exobox Delaware Disclosure Schedule, none of Exobox Delaware and its subsidiaries has any liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement.

         Section 3.05. Title to Assets. Except as set forth in Section 3.05 of the Exobox Delaware Disclosure Schedule, Exobox Delaware and its subsidiaries have good and marketable title to, or a valid leasehold interest in, the properties and assets used by them, located on their premises, or shown on the Exobox Delaware Balance Sheet (as defined in Section 3.07) or acquired after the date thereof, free and clear of all Security Interests, except for properties and assets disposed of in the Ordinary Course of Business since the date of the Exobox Delaware Balance Sheet.

         Section 3.06. subsidiaries. Section 3.06 of the Exobox Delaware Disclosure Schedule sets forth for each Subsidiary of Exobox Delaware (i) its name and jurisdiction of incorporation, (ii) the number of shares of authorized capital stock of each class of its capital stock, (iii) the number of issued and outstanding shares of each class of its capital stock, the names of the holders thereof, and the number of shares held by each such holder, and (iv) the number of shares of its capital stock held in treasury. All of the issued and outstanding shares of capital stock of each Subsidiary of Exobox Delaware have been duly authorized and are validly issued, fully paid, and nonassessable. One of Exobox Delaware and its subsidiaries holds of record and owns beneficially all of the outstanding shares of each Subsidiary of Exobox Delaware, free and clear of any restrictions on transfer (other than restrictions under the Securities Act and state securities laws), Taxes, Security Interests, options, warrants, purchase rights, contracts, commitments, equities, claims, and demands. There are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require any of Exobox Delaware and its subsidiaries to sell, transfer, or otherwise dispose of any capital stock of any of its subsidiaries or that could require any Subsidiary of Exobox Delaware to issue, sell, or otherwise cause to become outstanding any of its own capital stock. There are no outstanding stock appreciation, phantom stock, profit participation, or similar rights with respect to any Subsidiary of Exobox Delaware. There are no voting trusts, proxies, or other agreements or understandings with respect to the voting of any capital stock of any Subsidiary of Exobox Delaware. None of Exobox Delaware and its subsidiaries controls directly or indirectly or has any direct or indirect equity participation in any corporation, partnership, trust, or other business association which is not a Subsidiary of Exobox Delaware.

         Section 3.07.  Financial Statements.

                  (a) The Exobox Delaware Audited Statements (including, in each case, any notes thereto) (i) are in accordance with the books and records of Exobox Delaware; (ii) present fairly and accurately the financial condition of Exobox Delaware, as of the dates of the balance sheets; (iii) present fairly and accurately the results of operations for the periods covered by such statements; (iv) present fairly and accurately the changes in stockholders' equity and cash flows for the periods covered by such statements; (v) have been prepared in accordance with GAAP applied on a consistent basis; and (vi) include all adjustments (consisting of only normal recurring accruals) which are necessary for a fair presentation of the financial condition of Exobox Delaware, and of the results of operations of Exobox Delaware for the periods covered by such statements, and fairly present the financial position, results of operations and changes in stockholders' equity and cash flows of Exobox Delaware and its consolidated subsidiaries as of the respective dates thereof and for the respective periods indicated therein.

                  (b) The unaudited balance sheet and statement of income and cash flow ("Exobox Delaware Most Recent Financial Statements") as of and for the six months ended June 30, 2004 for Exobox Delaware have been prepared in accordance with GAAP applied on a consistent basis and present fairly the financial condition of Exobox Delaware as of such dates and the results of operations of Exobox Delaware for such periods; provided, however, that the Exobox Delaware Most Recent Financial Statements are subject to normal year-end adjustments and lack footnotes and other presentation items.

                  (c) Except to the extent set forth on (i) the audited consolidated balance sheet of Exobox Delaware as of December 31, 2004, including the notes to the audited financial statements of which such balance sheet is a part, for the year ended December 31, 2004 (the "Exobox Delaware Balance Sheet"), and/or (ii) the unaudited balance sheet of Exobox Delaware as of June 30, 2004, including the notes to the unaudited financial statements of which such balance sheet is a part, neither Exobox Delaware nor any of its subsidiaries has any liability or obligation of any nature (whether accrued, absolute, contingent or otherwise) which would be required to be reflected on a balance sheet, or in the notes thereto, prepared in accordance with generally accepted accounting principles applied on a consistent basis.

                  (d) Except as set forth herein or in Section 3.07 of the Exobox Delaware Disclosure Schedule, since June 30, 2004, there has not been any material adverse change in the financial condition of Exobox Delaware.

         Section 3.08. Undisclosed Liabilities. Except as set forth in Section
3.08 of the Exobox Delaware Disclosure Schedule, none of Exobox Delaware and its subsidiaries has any liability (whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due, including any liability for Taxes), and there is no basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand against any of them giving rise to any liability, except for liabilities set forth on the face of the Exobox Delaware Balance Sheet (rather than in any notes thereto).

         Section 3.09. Legal Compliance. Except as set forth herein or in
Section 3.09 of the Exobox Delaware Disclosure Schedule each of Exobox Delaware, its subsidiaries, and their respective predecessors and Affiliates has complied with all applicable laws (including rules, regulations, codes, plans, injunctions, judgments, orders, decrees, rulings, and charges thereunder) of federal, state, local, and foreign governments (and all agencies thereof), including all import and export laws relating to its products and business and the payment of all customs duties or other official charges incurred, due or owed by Exobox Delaware or its subsidiaries, and no action, suit, proceeding, hearing, investigation, charge, complaint, claim, demand, or notice has been filed or commenced against any of them alleging any failure so to comply.

         Section 3.10. Real Property. Each of Exobox Delaware and its subsidiaries does not own, has never owned, does not have, nor has it ever had any interest in any real property, other than pursuant to a valid lease.

         Section 3.11. Tangible Assets. The tangible assets that Exobox Delaware and its subsidiaries own and lease are free from material defects (patent and latent), have been maintained in accordance with normal industry practice, and are in good operating condition and repair (subject to normal wear and tear), and is suitable for the purpose for which it presently is used.

         Section 3.12. Powers of Attorney. There are no outstanding powers of attorney executed on behalf of any of Exobox Delaware and its subsidiaries.

         Section 3.13. Employees. None of Exobox Delaware and its subsidiaries is a party to or bound by any collective bargaining agreement, nor has it experienced any strike or material grievance, claim of unfair labor practices, or other collective bargaining dispute within the past three years. None of Exobox Delaware and its subsidiaries has committed any material unfair labor practice. None of Exobox Delaware and its subsidiaries and the directors and officers of Exobox Delaware and its subsidiaries has any Knowledge of any organizational effort presently being made or threatened by or on behalf of any labor union with respect to employees of Exobox Delaware and its subsidiaries.

         Section 3.14. Guaranties. None of Exobox Delaware and its subsidiaries is a guarantor or otherwise is responsible for any liability or obligation (including indebtedness) of any other Person.

         Section 3.15. Certain Business Practices. Exobox Delaware and its subsidiaries and, to the knowledge of Exobox Delaware, each director, officer, authorized agent or employee of Exobox Delaware or any of its subsidiaries have not, directly or indirectly, (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity,
(b) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, (c) made any other unlawful payment, (d) violated any of the provisions of Section 999 of the Code or Section 8 of the Export Administration Act, as amended, or (e) established or maintained any fund or asset that has not been recorded in the books and records of Exobox Delaware and its subsidiaries.

         Section 3.16. Parachute Payments. Exobox Delaware has not entered into any agreement that would result in the making of "parachute payments," as defined in Section 280G of the Code, to any Person.

         Section 3.17. Information Statement. The information supplied or to be supplied by or on behalf of Exobox Delaware for inclusion or incorporated by reference in any Exobox Nevada information statement that may be required pursuant to Section 14(f) of the Exchange Act, in definitive form (the "Information Statement"), will not, at the date mailed to the Exobox Nevada stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Information Statement, insofar as it relates to Exobox Nevada, will comply as to form in all material respects with the applicable provisions of the Exchange Act and rules and regulations thereunder.

         Section 3.18. Disclosure. The representations and warranties contained in this Article 3 do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained in this Article 3 not misleading.


                                    ARTICLE 4
                         REPRESENTATIONS AND WARRANTIES
                  CONCERNING EXOBOX NEVADA AND ITS SUBSIDIARIES

         Exobox Nevada and its subsidiaries represent and warrant to Exobox Delaware that the statements contained in this Article 4 are correct and complete in all material respects as of the date of this Agreement and will be correct and complete in all material respects as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this Article 4), except as set forth in the disclosure schedule delivered by Exobox Nevada to Exobox Delaware on the date hereof and initialed by the Parties (the "Exobox Nevada Disclosure Schedule"). Nothing in the Exobox Nevada Disclosure Schedule shall be deemed adequate to disclose an exception to a representation or warranty made herein, however, unless the Exobox Nevada Disclosure Schedule identifies the exception with reasonable particularity, describes the relevant facts in reasonable detail and identifies the subsection of this Article 4 to which the exception applies. Without limiting the generality of the foregoing, the mere listing (or inclusion of a copy) of a document or other item shall not be deemed adequate to disclose an exception to a representation or warranty made herein (unless the representation or warranty has to do with the existence of the document or other item itself). The Exobox Nevada Disclosure Schedule will be arranged in paragraphs corresponding to the lettered and numbered paragraphs contained in this Article.

         Section 4.01. Organization, Qualification, and Corporate Power. Each of Exobox Nevada and its subsidiaries is a corporation duly organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation. Each of Exobox Nevada and its subsidiaries is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required. Each of Exobox Nevada and its subsidiaries has full corporate power and authority and all licenses, permits and authorizations necessary to carry on the businesses in which it is engaged, to own and use the properties owned and used by it and to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the Merger and the transactions contemplated thereby. Section 4.01 of the Exobox Nevada Disclosure Schedule lists the directors and officers of Exobox Nevada and its subsidiaries. Except as set forth on Section 4.01 of the Exobox Nevada Disclosure Schedule, each of Exobox Nevada and its subsidiaries does not have and never has had any equity or ownership interests in any corporation, partnership, joint venture, limited liability company or other legal entity. The execution and delivery of this Agreement by Exobox Nevada and the other agreements, documents and instruments executed in connection herewith to which Exobox Nevada is a party and the consummation by Exobox Nevada of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of Exobox Nevada are necessary to authorize this Agreement or such other agreements, documents and instruments or to consummate the Merger and the transactions contemplated thereby (other than the filing and recordation of the Nevada Articles of Merger with the Nevada Secretary as required by Nevada Law). The Agreement and the other agreements, documents and instruments executed in connection herewith to which Exobox Nevada is a party has been duly and validly executed and delivered by Exobox Nevada and constitute a legal, valid and binding obligation of Exobox Nevada, enforceable against Exobox Nevada in accordance with their respective terms. The minute books (containing the records of meetings of the stockholders, the board of directors, and any committees of the board of directors), the stock certificate books, and the stock record books of each of Exobox Nevada and its subsidiaries are correct and complete. None of Exobox Nevada and its subsidiaries is in default under or in violation of any provision of its charter or bylaws.

         Section 4.02. Capitalization. The entire authorized capital stock of Exobox Nevada consists of 500,000,000 Exobox Nevada Common Stock shares and 10,000,000 Exobox Nevada Preferred Stock shares. As of September 5, 2005, 10,867,500 shares of Exobox Nevada Common Stock were issued and outstanding, 2,500,000 shares of Exobox Nevada Preferred Stock have been designated Series A Convertible Preferred Stock, 2,000,000 shares of Exobox Nevada Preferred Stock have been designated Series B Convertible Preferred Stock, and 20,000 shares of Exobox Nevada Preferred Stock have been designated Series C Convertible Preferred Stock. No preferred shares were issued and outstanding and no Exobox Nevada Common Stock shares were held in treasury. All of the issued and outstanding Exobox Nevada Common Stock and Preferred Stock shares have been duly authorized, are validly issued, fully paid and nonassessable and not subject to preemptive rights. Except as set forth in Section 4.02(a) of the Exobox Nevada Disclosure Schedule, there are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require Exobox Nevada to issue, sell, or otherwise cause to become outstanding any of its capital stock. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to Exobox Nevada. There are no voting trusts, proxies, or other agreements or understandings with respect to the voting of the capital stock of Exobox Nevada. Section 4.02(a) of the Exobox Nevada Disclosure Schedule shall set forth the date of grant, exercise price, number of shares of Exobox Nevada Common Stock exercisable for and the expiration date for each outstanding option, warrant and other convertible security of Exobox Nevada. Section 4.02(b) of the Exobox Nevada Disclosure Schedule shall set forth each outstanding option, warrant and other convertible security of Exobox Nevada that is subject to registration rights.

         Section 4.03. Noncontravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (a) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which any of Exobox Nevada and its subsidiaries is subject or any provision of the charter or bylaws of any of Exobox Nevada and its subsidiaries or (b) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which any of Exobox Nevada and its subsidiaries is a party or by which it is bound or to which any of its assets is subject (or result in the imposition of any Security Interest upon any of its assets). None of Exobox Nevada and its subsidiaries needs to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order for the Parties to consummate the transactions contemplated by this Agreement, other than the filing and recordation of the Articles of Merger with the Secretary.

         Section 4.04. Brokers' Fees. Except as set forth in Section 4.04 of the Exobox Nevada Disclosure Schedule, none of Exobox Nevada and its subsidiaries has any liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement.

         Section 4.05. Title to Assets. Exobox Nevada and its subsidiaries have good and marketable title to, or a valid leasehold interest in, the properties and assets used by them, located on their premises, or shown on the Exobox Nevada Balance Sheet (as defined in Section 4.07) or acquired after the date thereof, free and clear of all Security Interests, except for properties and assets disposed of in the Ordinary Course of Business since the date of the Exobox Nevada Balance Sheet.

         Section 4.06. subsidiaries. Section 4.06 of the Exobox Nevada Disclosure Schedule sets forth for each Subsidiary of Exobox Nevada (i) its name and jurisdiction of incorporation, (ii) the number of shares of authorized capital stock of each class of its capital stock, (iii) the number of issued and outstanding shares of each class of its capital stock, the names of the holders thereof, and the number of shares held by each such holder, and (iv) the number of shares of its capital stock held in treasury. All of the issued and outstanding shares of capital stock of each Subsidiary of Exobox Nevada have been duly authorized and are validly issued, fully paid, and nonassessable. One of Exobox Nevada and its subsidiaries holds of record and owns beneficially all of the outstanding shares of each Subsidiary of Exobox Nevada, free and clear of any restrictions on transfer (other than restrictions under the Securities Act and state securities laws), Taxes, Security Interests, options, warrants, purchase rights, contracts, commitments, equities, claims, and demands. There are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require any of Exobox Nevada and its subsidiaries to sell, transfer, or otherwise dispose of any capital stock of any of its subsidiaries or that could require any Subsidiary of Exobox Nevada to issue, sell, or otherwise cause to become outstanding any of its own capital stock. There are no outstanding stock appreciation, phantom stock, profit participation, or similar rights with respect to any Subsidiary of Exobox Nevada. There are no voting trusts, proxies, or other agreements or understandings with respect to the voting of any capital stock of any Subsidiary of Exobox Nevada. None of Exobox Nevada and its subsidiaries controls directly or indirectly or has any direct or indirect equity participation in any corporation, partnership, trust, or other business association which is not a Subsidiary of Exobox Nevada.

         Section 4.07.  SEC Filings; Financial Statements.

                  (a) Exobox Nevada has timely filed all forms, reports, statements and documents (collectively, the "SEC Reports") required to be filed by it within the past twelve months with the SEC. The SEC Reports, after giving effect to any amendments thereto, (i) were prepared in accordance with the requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations thereunder and (ii) did not, at the time they were filed, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. No Subsidiary of Exobox Nevada is currently required to file any form, report or other document with the SEC.

                  (b) Each of the financial statements (including, in each case, any notes thereto) contained in the SEC Reports (i) are in accordance with the books and records of Exobox Nevada; (ii) present fairly and accurately the financial condition of Exobox Nevada, as of the dates of the balance sheets; (iii) present fairly and accurately the results of operations for the periods covered by such statements; (iv) present fairly and accurately the changes in stockholders' equity and cash flows for the periods covered by such statements; (v) have been prepared in accordance with GAAP applied on a consistent basis; (vi) include all adjustments (consisting of only normal recurring accruals which are necessary for a fair presentation of the financial condition of Exobox Nevada, and of the results of operations of Exobox Nevada for the periods covered by such statements; and (vii) fully comply with all requirements of Regulation S-K and all applicable securities laws, and each fairly presented the financial position, results of operations and changes in stockholders' equity and cash flows of Exobox Nevada and its consolidated subsidiaries as of the respective dates thereof and for the respective periods indicated therein.

                  (c) Except to the extent set forth on the audited consolidated balance sheet of Exobox Nevada as of December 31, 2004, including the notes to the audited financial statements of which such balance sheet is a part and which is included in Exobox Nevada's Form 10-KSB for the year ended December 31, 2004 (the "Exobox Nevada Balance Sheet"), neither Exobox Nevada nor any of its subsidiaries has any liability or obligation of any nature (whether accrued, absolute, contingent or otherwise) which would be required to be reflected on a balance sheet, or in the notes thereto, prepared in accordance with generally accepted accounting principles applied on a consistent basis.

                  (d) Exobox Nevada has heretofore made available to Exobox Delaware, true, complete and correct copies of all amendments and modifications (if any) that have not been filed by Exobox Nevada with the SEC to all agreements, documents and other instruments that previously had been filed by Exobox Nevada as exhibits to the SEC Reports and are currently in effect.

         Section 4.08. Absence of Certain Changes or Events. Since December 31, 2004, there has not been any material adverse change in the business, financial condition, operations, results of operations, or future prospects of any of Exobox Nevada and its subsidiaries. Without limiting the generality of the foregoing, since that date:

                  (a) none of Exobox Nevada and its subsidiaries has sold, leased, transferred, or assigned any material assets, tangible or intangible, outside the Ordinary Course of Business;

                  (b) none of Exobox Nevada and its subsidiaries has entered into any material agreement, contract, lease, or license (or series of related agreements, contracts, leases and licenses) either involving more than $10,000 or outside the Ordinary Course of Business;

                  (c) no party (including any of Exobox Nevada and its subsidiaries) has accelerated, terminated, modified, or cancelled any agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) involving more than $10,000 to which any of Exobox Nevada and its subsidiaries is a party or by which any of them is bound;

                  (d) none of Exobox Nevada and its subsidiaries has imposed any Security Interest upon any of its assets, tangible or intangible;

                  (e) none of Exobox Nevada and its subsidiaries has made any capital expenditures (or series of related capital expenditures) in excess of $10,000;

                  (f) except as set forth in Section 4.08(f) of the Exobox Nevada Disclosure Schedule, none of Exobox Nevada and its subsidiaries has made any capital investment in, any loan to, or any acquisition of the securities or assets of, any other Person;

                  (g) none of Exobox Nevada and its subsidiaries has issued any note, bond, or other debt security or created, incurred, assumed, or guaranteed any indebtedness for borrowed money and capitalized lease obligations either involving more than $5,000 singly or $10,000 in the aggregate;

                  (h) none of Exobox Nevada and its subsidiaries has granted any license or sublicense of any rights under or with respect to any Intellectual Property;

                  (i) there has been no change made or authorized in the charter or bylaws of any of Exobox Nevada and its subsidiaries;

                  (j) none of Exobox Nevada and its subsidiaries has issued, sold, or otherwise disposed of any of its capital stock, or granted any options, warrants, or other rights to purchase or obtain (including upon conversion, exchange, or exercise) any of its capital stock;

                  (k) except as set forth in Section 4.08(k) of the Exobox Nevada Disclosure Schedule, none of Exobox Nevada and its subsidiaries has declared, set aside, or paid any dividend or made any distribution with respect to its capital stock (whether in cash or in kind) or redeemed, purchased, or otherwise acquired any of its capital stock;

                  (l) none of Exobox Nevada and its subsidiaries has experienced any damage, destruction, or loss (whether or not covered by insurance) to its property;

                  (m) except as set forth in Section 4.08(m) of the Exobox Nevada Disclosure Schedule, none of Exobox Nevada and its subsidiaries has made any loan to, or entered into any other transaction with, any of its directors, officers, and employees;

                  (n) none of Exobox Nevada and its subsidiaries has entered into any employment contract or collective bargaining agreement, written or oral, or modified the terms of any such existing contract or agreement;

                  (o) none of Exobox Nevada and its subsidiaries has granted any increase in the base compensation of any of its directors or officers or any of its other employees outside the Ordinary Course of Business;

                  (p) none of Exobox Nevada and its subsidiaries has adopted, amended, modified, or terminated any bonus, profit-sharing, incentive, severance, or other plan, contract, or commitment for the benefit of any of its directors, officers, and employees (or taken any such action with respect to any other Employee Benefit Plan);

                  (q) none of Exobox Nevada and its subsidiaries has made any other change in employment terms for any of its directors, officers, and employees; and

                  (r) except as set forth in Section 4.08(r) of the Exobox Nevada Disclosure Schedule, none of Exobox Nevada and its subsidiaries has delayed or postponed the payment of accounts payable and other liabilities outside the Ordinary Course of Business;

                  (s) none of Exobox Nevada and its subsidiaries has cancelled, compromised, waived, or released any right or claim (or series of related rights and claims) either involving more than $10,000 or outside the Ordinary Course of Business;

                  (t) none of Exobox Nevada and its subsidiaries has made or pledged to make any charitable or other capital contribution outside the Ordinary Course of Business;

                  (u) there has not been any other occurrence, event, incident, action, failure to act, or transaction outside the Ordinary Course of Business involving any of Exobox Nevada and its subsidiaries; and

                  (v) none of Exobox Nevada and its subsidiaries has committed to any of the foregoing.

         Section 4.09. Undisclosed Liabilities. None of Exobox Nevada and its subsidiaries has any liability (whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due, including any liability for Taxes), and there is no basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand against any of them giving rise to any liability, except for liabilities set forth on the face of the Exobox Nevada Balance Sheet (rather than in any notes thereto).

         Except as set forth in Section 4.09 of the Exobox Nevada Disclosure Schedule, Exobox Nevada does not have any liability (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due, including any liability for Taxes), and there is no basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand against it giving rise to any liability, based on its subsidiaries operations, ownership of assets, actions or inactions.

         Section 4.10. Legal Compliance. Each of Exobox Nevada, its subsidiaries, and their respective predecessors and Affiliates has complied with all applicable laws (including rules, regulations, codes, plans, injunctions, judgments, orders, decrees, rulings, and charges thereunder) of federal, state, local, and foreign governments (and all agencies thereof), including all import and export laws relating to its products and business and the payment of all customs duties or other official charges incurred, due or owed by Exobox Nevada or its subsidiaries, and no action, suit, proceeding, hearing, investigation, charge, complaint, claim, demand, or notice has been filed or commenced against any of them alleging any failure so to comply.

         Section 4.11.  Tax Matters.

                  (a) Each of Exobox Nevada and its subsidiaries has filed or caused to be filed in a timely manner (within any applicable extension periods) all Tax Returns that it was required to file. All such Tax Returns were complete and accurate in all material respects. All Taxes owed by any of Exobox Nevada and its subsidiaries (whether or not shown on any Tax Return) have been paid. None of Exobox Nevada and its subsidiaries is currently the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made by an authority in a jurisdiction where any of Exobox Nevada and its subsidiaries does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. There are no Security Interests on any of the assets of any of Exobox Nevada and its subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax.

                  (b) Each of Exobox Nevada and its subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

                  (c) No director or officer (or employee responsible for Tax matters) of any of Exobox Nevada and its subsidiaries expects any authority to assess any additional Taxes for any period for which Tax Returns have been filed. There is no dispute, claim, notice or inquiry concerning any Tax liability of any of Exobox Nevada or its subsidiaries either claimed or raised by any authority in writing or as to which any of the directors and officers (and employees responsible for Tax matters) of each of Exobox Nevada and its subsidiaries has Knowledge based upon personal contact with any agent of such authority. There are no material matters under discussion between Exobox Nevada or its subsidiaries and any governmental authority regarding claims for additional Taxes or assessments with reference to Exobox Nevada or its subsidiaries or the business or property of Exobox Nevada or its subsidiaries.

                  (d) Section 4.11(d) of the Exobox Nevada Disclosure Schedule lists all federal, state, local, and foreign Tax Returns filed with respect to Exobox Nevada and its subsidiaries for Taxable periods ended on or after December 31, 1996, indicates those Tax Returns that have been audited, and indicates those Tax Returns that currently are the subject of audit. Exobox Nevada has delivered to Exobox Delaware correct and complete copies of all federal Tax Returns, examination reports, and statements of deficiencies assessed against, or agreed to by Exobox Nevada or its subsidiaries since December 31, 1996. None of Exobox Nevada and its subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

                  (e) None of Exobox Nevada and its subsidiaries has filed a consent under Code Section 341(f) concerning collapsible corporations. None of Exobox Nevada and its subsidiaries has made any material payments, is obligated to make any material payments, or is a party to any agreement that under certain circumstances could obligate it to make any material payments that will not be deductible under Code
         Section 280G. None of Exobox Nevada and its subsidiaries has been a United States real property holding corporation within the meaning of Code Section 897(c)(2) during the applicable period specified in Code
         Section 897(c)(1)(A)(ii). Each of Exobox Nevada and its subsidiaries has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code (S)6662. None of Exobox Nevada and its subsidiaries is a party to any Tax allocation or sharing agreement. None of Exobox Nevada and its subsidiaries (i) has been a member of an Affiliated Group filing a consolidated federal Tax Return (other than a group the common parent of which was Exobox Nevada) or
         (ii) has any liability for the Taxes of any Person (other than of Exobox Nevada or any of its subsidiaries) under Treasury Regulation
         Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

                  (f) Section 4.11(f) of the Exobox Nevada Disclosure Schedule sets forth estimates of the following information with respect to each of Exobox Nevada and its subsidiaries (or, in the case of clause (B) below, with respect to each of the subsidiaries) as of the most recent practicable date: (A) the basis of Exobox Nevada or Subsidiary in its assets; (B) the basis of the stockholder(s) of the Subsidiary in its stock; (C) the amount of any net operating loss, net capital loss, unused investment or other credit, unused foreign tax, or excess charitable contribution allocable to Exobox Nevada or Subsidiary; and
         (D) the amount of any deferred gain or loss allocable to Exobox Nevada or Subsidiary arising out of any Deferred Intercompany Transaction.

                  (g) The unpaid Taxes of Exobox Nevada and its subsidiaries (i) did not, as of December 31, 2004, exceed by any material amount the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Exobox Nevada Balance Sheet (rather than in any notes thereto) and (ii) will not exceed by any material amount that reserve as adjusted for operations and transactions through the Closing Date in accordance with the past custom and practice of Exobox Nevada and its subsidiaries in filing their Tax Returns.

         Section 4.12.  Real Property.

         (a) Each of Exobox Nevada and its subsidiaries does not own, has never owned, does not have, nor has it ever had any interest in any real property other than pursuant to a valid lease.

                  (b) Section 4.12(b) of the Exobox Nevada Disclosure Schedule lists and describes briefly all real property leased or subleased to each of Exobox Nevada and its subsidiaries. Exobox Nevada has delivered to Exobox Delaware correct and complete copies of the leases and subleases listed in Section 4.12(b) of the Exobox Nevada Disclosure Schedule (as amended to date).

         Section 4.13.  Intellectual Property.

                  (a) The Intellectual Property of Exobox Nevada does not interfere with, infringe upon, misappropriate, or violate any Intellectual Property rights of third parties, and none of the directors and officers of Exobox Nevada and its subsidiaries has ever received any charge, complaint, claim, demand, or notice alleging any such interference, infringement, misappropriation, or violation (including any claim that any of Exobox Nevada and its subsidiaries must license or refrain from using any Intellectual Property rights of any third party). No third party has interfered with, infringed upon, misappropriated, or violated any Intellectual Property rights of Exobox Nevada.

                  (b) Section 4.13(b) of the Exobox Nevada Disclosure Schedule identifies each license, sublicense, agreement, or permission granted by Exobox Nevada or its subsidiaries to any third party relating to Intellectual Property of Exobox Nevada.

         Section 4.14. Tangible Assets. The buildings, machinery, equipment, and other tangible assets that Exobox Nevada and its subsidiaries own and lease are free from material defects (patent and latent), have been maintained in accordance with normal industry practice, and are in good operating condition and repair (subject to normal wear and tear), and is suitable for the purpose for which it presently is used .

         Section 4.15. Contracts. Section 4.15 of the Exobox Nevada Disclosure Schedule lists the following contracts and other agreements to which any of Exobox Nevada and its subsidiaries is a party:

                  (a) any agreement (or group of related agreements) for the lease of personal property to or from any Person providing for lease payments in excess of $1,000;

                  (b) any agreement (or group of related agreements) for the purchase or sale of raw materials, commodities, supplies, products, or other personal property, or for the furnishing or receipt of services, the performance of which will extend over a period of more than one year or involve consideration in excess of $5,000;

                  (c) any agreement concerning a partnership or joint venture;

                  (d) any agreement (or group of related agreements) under which it has created, incurred, assumed, or guaranteed any indebtedness for borrowed money, or any capitalized lease obligation, in excess of $5,000 or under which it has imposed a Security Interest on any of its assets, tangible or intangible;

                  (e) any agreement concerning confidentiality or noncompetition;

                  (f) any agreement, contract or understanding (including any agreement, contract or understanding evidencing any outstanding indebtedness or other similar obligations to Exobox Nevada or its subsidiaries) with any director, officer, Affiliate or "associate" (as such term is defined in Rule 12b-2 under the Securities Exchange Act) of Exobox Nevada or its subsidiaries;

                  (g) any profit sharing, stock option, stock purchase, stock appreciation, deferred compensation, severance, or other material plan or arrangement for the benefit of its current or former directors, officers, and employees;

                  (h) any collective bargaining agreement;

                  (i) any agreement for the employment of any individual on a full-time, part-time, consulting, or other basis;

                  (j) any agreement under which it has advanced or loaned any amount to any of its directors, officers, and employees outside the Ordinary Course of Business;

                  (k) any agreement under which the consequences of a default or termination could have a material adverse effect on the business, financial condition, operations, results of operations, or future prospects of any of Exobox Nevada and its subsidiaries; or

                  (l) any other agreement (or group of related agreements) the performance of which involves consideration in excess of $5,000.

         Exobox Nevada has delivered to Exobox Delaware a correct and complete copy of each written agreement listed in Section 4.15 of the Exobox Nevada Disclosure Schedule (as amended to date) and a written summary setting forth the material terms and conditions of each oral agreement referred to in Section 4.20 of the Exobox Nevada Disclosure Schedule. With respect to each such agreement:
(i) the agreement is legal, valid, binding, enforceable, and in full force and effect in all material respects; (ii) the agreement will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby; (iii) no party is in breach or default, and no event has occurred which with notice or lapse of time would constitute a breach or default, or permit termination, modification, or acceleration, under the agreement; and (iv) no party has repudiated any provision of the agreement.

         Section 4.16. Notes and Accounts Receivable. All notes and accounts receivable of Exobox Nevada and its subsidiaries listed on Section 4.21 of the Exobox Nevada Disclosure Schedule are reflected properly on their books and records, are valid receivables subject to no setoffs or counterclaims, are current and collectible, and will be collected in accordance with their terms at their recorded amounts, subject only to the reserve for bad debts set forth on the face of the Exobox Nevada Balance Sheet (rather than in any notes thereto) as adjusted for operations and transactions in the Ordinary Course of Business through the Closing Date. With respect to the accounts receivable listed on
Section 4.16 of the Exobox Nevada Disclosure Schedule, no chargeback allowance or cooperative advertising allowance or related liability exists that is not fully and accurately reflected in such accounts receivable.

         Section 4.17. Powers of Attorney. There are no outstanding powers of attorney executed on behalf of any of Exobox Nevada and its subsidiaries.

         Section 4.18. Insurance. Section 4.18 of the Exobox Nevada Disclosure Schedule sets forth the following information with respect to each insurance policy (including policies providing property, casualty, liability, and workers' compensation coverage and bond and surety arrangements) with respect to which any of Exobox Nevada and its subsidiaries has been a party, a named insured, or otherwise the beneficiary of coverage at any time within the past 3 years:

                  (a) the name, address, and telephone number of the agent;

                  (b) the name of the insurer, the name of the policyholder, and the name of each covered insured;

                  (c) the policy number and the period of coverage;

                  (d) the scope (including an indication of whether the coverage is on a claims made, occurrence, or other basis) and amount (including a description of how deductibles and ceilings are calculated and operate) of coverage; and

                  (e) a description of any retroactive premium adjustments or other loss- sharing arrangements.

         With respect to each such insurance policy: (i) the policy is legal, valid, binding, enforceable, and in full force and effect; (ii) the policy will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby; (iii) neither any of Exobox Nevada and its subsidiaries nor any other party to the policy is in breach or default (including with respect to the payment of premiums or the giving of notices), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination, modification, or acceleration, under the policy; and (iii) no party to the policy has repudiated any provision thereof. Each of Exobox Nevada and its subsidiaries has been covered during the past 3 years by insurance in scope and amount customary and reasonable for the businesses in which it has engaged during the aforementioned period. Section 4.18 of the Exobox Nevada Disclosure Schedule describes any material self-insurance arrangements affecting any of Exobox Nevada and its subsidiaries.

         Section 4.19. Litigation. Section 4.19 of the Exobox Nevada Disclosure Schedule sets forth each instance in which any of Exobox Nevada and its subsidiaries (a) is subject to any outstanding injunction, judgment, order, decree, ruling, or charge or (b) is a party or, to its Knowledge, is Threatened to be made a party to any action, suit, proceeding, hearing, or investigation of, in, or before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator. None of the actions, suits, proceedings, hearings, and investigations set forth in
Section 4.19 of the Exobox Nevada Disclosure Schedule could result in any adverse change in the business, financial condition, operations, results of operations, or future prospects of any of Exobox Nevada and its subsidiaries. None of Exobox Nevada and its subsidiaries and the directors and officers (and employees with responsibility for litigation matters) of Exobox Nevada and its subsidiaries has any reason to believe that any such action, suit, proceeding, hearing, or investigation may be brought or Threatened against any of Exobox Nevada and its subsidiaries.

         Section 4.20. Employees. None of Exobox Nevada and its subsidiaries is a party to or bound by any collective bargaining agreement, nor has it experienced any strike or material grievance, claim of unfair labor practices, or other collective bargaining dispute within the past three years. None of Exobox Nevada and its subsidiaries has committed any material unfair labor practice. None of Exobox Nevada and its subsidiaries and the directors and officers of Exobox Nevada and its subsidiaries has any Knowledge of any organizational effort presently being made or Threatened by or on behalf of any labor union with respect to employees of Exobox Nevada and its subsidiaries.

         Section 4.21.  Employee Benefits.

                  (a) None of Exobox Nevada and its subsidiaries maintains or contributes, or has ever maintained or contributed to any Employee Benefit Plan.

                  (b) None of Exobox Nevada, its subsidiaries and the other members of the Controlled Group of Corporations that includes Exobox Nevada and its subsidiaries contributes to, ever has contributed to, or ever has been required to contribute to any Multiemployer Plan or has any liability (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), including any withdrawal liability, under any Multiemployer Plan.

                  (c) None of Exobox Nevada and its subsidiaries maintains or ever has maintained or contributes, ever has contributed, or ever has been required to contribute to any Employee Welfare Benefit Plan providing medical, health, or life insurance or other welfare-type benefits for current or future retired or terminated employees, their spouses, or their dependents (other than in accordance with Code
         Section 4980B).

                  (d) No current or former employee, officer and director of Exobox Nevada and its subsidiaries has any outstanding agreement, contract or understanding with respect to Exobox Nevada or its subsidiaries that provides for bonus payments.

         Section 4.22. Guaranties. None of Exobox Nevada and its subsidiaries is a guarantor or otherwise is responsible for any liability or obligation (including indebtedness) of any other Person.

         Section 4.23.  Environment, Health, and Safety.

                  (a) Each of Exobox Nevada and its subsidiaries is, and at all times has been, in full compliance with, and has not been and is not in Contravention of or liable under, any Environmental Law or Occupational Safety and Health Law. Neither any of Exobox Nevada and its subsidiaries has any basis to expect, nor has any of them or any other Person for whose conduct they are or may be held responsible received, any actual or Threatened Order, notice, or other communication from (i) any Governmental Body or other Person acting in the public interest, or
         (ii) the current or prior owner or operator of any Facility, of any actual or potential violation or failure to comply with any Environmental Law, or of any actual or Threatened obligation to undertake or bear the cost of any Environmental, Health, and Safety Liabilities with respect to any Facility or other property or asset (whether real, personal, or mixed) in which any of Exobox Nevada or its subsidiaries has had an interest, or with respect to any property or Facility at or to which Hazardous Materials were generated, manufactured, refined, transferred, imported, used, or processed by Exobox Nevada, its subsidiaries or any other Person for whose conduct they are or may be held responsible, or from which Hazardous Materials have been transported, treated, stored, handled, transferred, disposed, recycled, or received.

                  (b) There are no pending or Threatened, claims, Encumbrances or other restrictions of any nature, resulting from any Environmental, Health, and Safety Liabilities or arising under or pursuant to any Environmental Law or Occupational Safety and Health Law, with respect to or affecting any Facilities or any other properties and assets (whether real, personal, or mixed) in which any of Exobox Nevada or its subsidiaries has or had an interest.

                  (c) Neither any of Exobox Nevada or its subsidiaries has any basis to expect, nor has any of them or any other Person for whose conduct they are or may be held responsible, received, any citation, directive, inquiry, notice, Order, summons, warning, or other communication that relates to Hazardous Activity, Hazardous Materials, or any actual, alleged, possible or potential Contravention of or failure to comply with any Environmental Law or Occupational Safety and Health Law, or of any actual, alleged, possible or potential obligation to undertake or bear the cost of any Environmental, Health, and Safety Liabilities with respect to any Facility or other property or asset (whether real, personal, or mixed) in which any of Exobox Nevada or its subsidiaries had an interest, or with respect to any property or facility to or by which Hazardous Materials generated, manufactured, refined, transferred, imported, used, or processed by any of Exobox Nevada, its subsidiaries, or any other Person for whose conduct they are or may be held responsible, have been transported, treated, stored, handled, transferred, disposed, recycled, or received. Neither any of Exobox Nevada or its subsidiaries, nor any other Person for whose conduct they are or may be held responsible, has any Environmental, Health, and Safety Liabilities with respect to any Facility or with respect to any other property or asset (whether real, personal, or mixed) in which any of Exobox Nevada or its subsidiaries (or any predecessor), has or had an interest, or at any property geologically or hydrologically adjoining any Facility or any such other property or asset.

                  (d) There are no Hazardous Materials present on or in the Environment at any Facility or at any geologically or hydrologically adjoining property, including any Hazardous Materials contained in barrels, above or underground storage tanks, landfills, land deposits, dumps, equipment (whether moveable or fixed) or other containers, either temporary or permanent, and deposited or located in land, water, sumps, or any other part of any Facility or such adjoining property, or incorporated into any structure therein or thereon. None of Exobox Nevada, its subsidiaries, any other Person for whose conduct they are or may be held responsible, or any other Person has permitted or conducted, or is aware of, any Hazardous Activity conducted with respect to any Facility or other property or asset (whether real, personal, or mixed) in which any of Exobox Nevada or its subsidiaries has or had an interest.

                  (e) There has been no Release or, to Exobox Nevada's Knowledge, Threat of Release, of any Hazardous Materials at or from any Facility or at any other location where any Hazardous Materials were generated, manufactured, refined, transferred, produced, imported, used, or processed from or by any Facility, or from any other property or asset (whether real, personal, or mixed) in which any of Exobox Nevada or its subsidiaries has or had an interest, or any geologically or hydrologically adjoining property, whether by any of Exobox Nevada, its subsidiaries, or any other Person.

                  (f) Exobox Nevada has delivered to Exobox Delaware true and complete copies and results of any reports, studies, analyses, tests, or monitoring possessed or initiated by any of Exobox Nevada or its subsidiaries pertaining to Hazardous Materials or Hazardous Activities in, on, or under any Facilities, or concerning compliance by any of Exobox Nevada, its subsidiaries, or any other Person for whose conduct they are or may be held responsible, with Environmental Laws.

         Section 4.24. Certain Business Relationships With Exobox Nevada. Except as disclosed in Section 4.24 of the Exobox Nevada Disclosure Schedule, none of the directors and officers of Exobox Nevada and its subsidiaries and their Affiliates has been involved in any business arrangement or relationship with Exobox Nevada or its subsidiaries within the past 24 months, and none of the directors and officers of Exobox Nevada and its subsidiaries and their Affiliates owns any asset, tangible or intangible, which is used in the business of Exobox Nevada or its subsidiaries.

         Section 4.25. Change of Control. Exobox Nevada and its subsidiaries are not a party to any agreement, contract, obligation, or undertaking which contains a "change in control," "potential change in control" or similar provision and the consummation of the transactions contemplated hereby will not (either alone or upon the occurrence of any additional acts or events) result in any payment (whether of severance pay or otherwise) becoming due from Exobox Nevada and its subsidiaries to any Person, materially increase any benefits otherwise payable by Exobox Nevada or any of its subsidiaries, or result in the acceleration of the time of payment or vesting of any such benefits.

         Section 4.26. Certain Business Practices. Exobox Nevada and its subsidiaries and, to the Knowledge of Exobox Nevada, each director, officer, authorized agent or employee of Exobox Nevada or any of its subsidiaries have not, directly or indirectly, (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity,
(b) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, (c) made any other unlawful payment, (d) violated any of the provisions of Section 999 of the Code or Section 8 of the Export Administration Act, as amended, or (e) established or maintained any fund or asset that has not been recorded in the books and records of Exobox Nevada and its subsidiaries.

         Section 4.27. Parachute Payments. Exobox Nevada has not entered into any agreement that would result in the making of "parachute payments," as defined in Section 280G of the Code, to any Person.

         Section 4.28. Disclosure. The representations and warranties contained in this Article 4 do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained in this Article 4 not misleading.


                                    ARTICLE 5
         PRE-CLOSING COVENANTS

         The Parties agree as follows with respect to the period between the execution of this Agreement and the Closing.

         Section 5.01. General. Each of the Parties will use his, her or its reasonable best efforts to take all actions and to do all things necessary, proper, or advisable in order to consummate and make effective the transactions contemplated by this Agreement (including satisfaction, but not waiver, of the closing conditions set forth in Article 7).

         Section 5.02. Notices and Consents. Each of Exobox Nevada and its subsidiaries shall give any notices to third parties, and each of Exobox Nevada and its subsidiaries shall use its best efforts to obtain any third party consents, that Exobox Delaware reasonably may request in connection with the matters referred to in Section 4.03. Each of the Parties will give any notices to, make any filings with, and use its reasonable best efforts to obtain any authorizations, consents, and approvals of governments and governmental agencies in connection with the matters referred to in Section 4.03.

         Section 5.03. Operation of Business. Each of (i) Exobox Nevada and its subsidiaries, and (ii) Exobox Delaware, shall not engage in any practice, take any action, or enter into any transaction outside the Ordinary Course of Business. Without limiting the generality of the foregoing, Exobox Nevada and its subsidiaries and Exobox Delaware shall not (a) declare, set aside, or pay any dividend or make any distribution with respect to its capital stock or redeem, purchase, or otherwise acquire any of its capital stock, (b) become a party to any agreement of the type of referred to in Section 4.20 (only with respect to Exobox Nevada and its subsidiaries), or (c) otherwise engage in any practice, take any action, or enter into any transaction of the sort described in Section 5.07 (only with respect to Exobox Nevada and its subsidiaries).

         Section 5.04. Preservation of Business. Each of (i) Exobox Nevada and its subsidiaries, and (ii) Exobox Delaware, shall keep its business and properties substantially intact, including its present operations, physical facilities, working conditions, and relationships with lessors, licensors, suppliers, customers, and employees.

         Section 5.05.  Full Access.

                  (a) Each of Exobox Nevada and its subsidiaries shall permit representatives of Exobox Delaware to have full access at all reasonable times, and in a manner so as not to interfere with the normal business operations of Exobox Nevada, to all premises, properties, personnel, books, records (including Tax records), contracts, and documents of or pertaining to Exobox Nevada and its subsidiaries.

                  (b) Exobox Delaware shall permit representatives of Exobox Nevada to have full access at all reasonable times, and in a manner so as not to interfere with the normal business operations of Exobox Delaware, to all premises, properties, personnel, books, records (including Tax records), contracts, and documents of or pertaining to Exobox Delaware.

         Section 5.06. Notice of Developments. Exobox Delaware and Exobox Nevada will give prompt written notice to the other party of any adverse development causing a breach of any of the representations and warranties in Article 3 or 4, respectively. No disclosure by any Party pursuant to this Section 5.06, however, shall be deemed to amend or supplement the Exobox Delaware Disclosure Schedule or the Exobox Nevada Disclosure Schedule, as applicable, or to prevent or cure any misrepresentation, breach of warranty, or breach of covenant.

         Section 5.07.  Exclusivity.

                  (a) Exobox Nevada agrees that it, prior to the Effective Time, shall not, directly or indirectly, nor shall it permit any of its subsidiaries to, nor shall it authorize or permit any director, officer, employee or agent of, or any investment banker, attorney, accountant or other advisor or representative of, Exobox Nevada or any of its subsidiaries (collectively, the "Exobox Nevada Representatives") to, directly or indirectly through another Person, solicit, initiate, encourage, induce or facilitate the making, submission or announcement of any Acquisition Proposal, or participate in any discussions or negotiations regarding, or furnish to any Person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or would reasonably be expected to lead to, any Acquisition Proposal, or approve, endorse or recommend any Acquisition Proposal, or enter into any letter of intent, agreement in principle, acquisition agreement or other document or contract contemplating or otherwise relating to an Acquisition Proposal, provided, however, that, the foregoing shall not prohibit Exobox Nevada from furnishing information to or entering into discussions or negotiations with, any Person that makes an unsolicited bona fide proposal to enter into a business combination with Exobox Nevada pursuant to an Acquisition Proposal which the board of directors of Exobox Nevada (or any committee thereof considering such proposal) in good faith determines is reasonably likely to be more favorable to the stockholders of Exobox Nevada than the transactions contemplated by this Agreement (a "Superior Proposal"), so long as:

                           (i) prior to furnishing any information to, or
                  entering into discussions or negotiations with such a Person, Exobox Nevada provides twenty- four (24) hours' advance written notice to Exobox Delaware to the effect that it is furnishing information to, or entering into substantive discussions or negotiations with, a Person from whom Exobox Nevada shall have received an executed confidentiality agreement in form and substance satisfactory to Exobox Delaware prior to furnishing such information;

                           (ii) such notice shall include the terms and
                  conditions of such Acquisition Proposal or any agreement proposed by, or any information supplied to, any such Person;

                           (iii) prior to furnishing any nonpublic information
                  to any such Person, Exobox Nevada furnishes such nonpublic information to Exobox Delaware (to the extent that such nonpublic information has not been previously furnished by Exobox Nevada to Exobox Delaware);

                           (iv) neither Exobox Nevada nor any of its
                  subsidiaries nor any of the Exobox Nevada Representatives shall have violated any of the restrictions set forth in this
                  Section 5.07;

                           (v) such unsolicited bona fide proposal relating to a
                  Superior Proposal is made by a third party that the board of directors of Exobox Nevada (or any committee thereof considering such proposal) determines in good faith has the good faith intent to proceed with negotiations to consider such Superior Proposal;

                           (vi) the board of directors of Exobox Nevada (or any
                  committee thereof considering such proposal), after duly considering the written advice of outside legal counsel to Exobox Nevada, determines in good faith that such action is required for the Board of Directors of Exobox Nevada to comply with its fiduciary duties to stockholders imposed by applicable law; and

                           (vii) Exobox Nevada keeps Exobox Delaware informed in
                  all material respects of the status and terms of any such negotiations or discussions (including without limitation the identity of the Person with whom such negotiations or discussions are being held) and provides Exobox Delaware copies of such written proposals and any amendments or revisions thereto or correspondence related thereto.

                  (b) Exobox Nevada shall notify Exobox Delaware orally and in writing of the fact that it has received inquiries, offers or proposals that it reasonably believes to be bona fide with respect to an Acquisition Proposal within twenty-four (24) hours after the receipt thereof. Exobox Nevada will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any other Person that have been conducted heretofore with respect to a potential Acquisition Proposal. Exobox Nevada agrees to inform the Exobox Nevada Representatives of the obligations undertaken in this
         Section 5.07; provided, however, that nothing contained in this Agreement shall prevent the board of directors of Exobox Nevada from referring any third-party to this Section 5.07.

                  (c) Exobox Nevada agrees not to release or permit the release of any Person from, or to waive or permit the waiver of any provision of, any confidentiality, "standstill" or similar agreement to which Exobox Nevada or any of its subsidiaries is a party, and will use its best efforts to enforce or cause to be enforced each such agreement at the request of Exobox Delaware.

                  (d) Except as expressly permitted by this Section 5.07, neither the board of directors of Exobox Nevada nor any committee thereof shall (A) withdraw, modify or change, or propose publicly to withdraw, modify or change, in a manner adverse to Exobox Delaware, the approval by such board of directors or such committee of the board of directors, approving or taking such action with respect to the Merger or this Agreement, (B) approve or recommend, or propose publicly to approve or recommend, any Superior Proposal or (C) cause Exobox Nevada to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement (each, an "Acquisition Agreement") related to any Acquisition Proposal. Notwithstanding the foregoing, in the event that the Board of Directors of Exobox Nevada (or any committee thereof considering an Acquisition Proposal) determines in good faith, after consultation with outside counsel, that in light of a Superior Proposal it is necessary to do so in order to act in a manner consistent with its fiduciary duties to the stockholders of Exobox Nevada under applicable law, the board of directors of Exobox Nevada may (subject to this and the following sentences) withdraw, modify or change its recommendation of the Merger, but only after twenty-four
         (24) hours following Exobox Delaware's receipt of written notice advising Exobox Delaware that the board of directors of Exobox Nevada is prepared to do so, and only if, during such twenty-four (24) hour period, Exobox Nevada and its advisors shall have negotiated in good faith with Exobox Delaware to make such adjustments in the terms and conditions of this Agreement as would enable Exobox Delaware to proceed with the transactions contemplated herein on such adjusted terms.

                  (e) Nothing contained in this Section 5.07 shall prohibit Exobox Nevada from taking and disclosing to its stockholders a position contemplated by Rules 14d-9 and/or 14e-2(a) promulgated under the Exchange Act or from making any disclosure to the stockholders of Exobox Nevada if, in the good faith judgment of the board of directors of Exobox Nevada, after consultation with outside counsel, failure so to disclose would be inconsistent with its obligations under applicable law.

         For purposes of this Section 5.07, "Acquisition Proposal" means any offer or proposal for (whether or not in writing and whether or not delivered to the stockholders of Exobox Nevada generally), from any Person relating to any
(a) direct or indirect acquisition or purchase of assets (x) that constitute 15% or more of the assets of Exobox Nevada and its subsidiaries taken as a whole or
(y) for which 15% or more of the net revenues or net income of Exobox Nevada and its subsidiaries taken as a whole are attributable, (b) direct or indirect acquisition or purchase of 15% or more of any class of equity securities of Exobox Nevada or any of its subsidiaries whose business constitutes 15% or more of the net revenues, net income or assets of Exobox Nevada and its subsidiaries, taken as a whole, (c) tender offer or exchange offer that if consummated would result in any Person beneficially owning 15% more of any class of equity securities of Exobox Nevada or any of its subsidiaries whose business constitutes 15% or more of the net revenues, net income or assets of Exobox Nevada and its subsidiaries, taken as a whole, or (d) merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Exobox Nevada or any of its subsidiaries whose business constitutes 15% or more of the net revenues, net income or assets of Exobox Nevada and its subsidiaries, taken as a whole, other than the transactions contemplated by this Agreement.

         Section 5.08. Filing of Current Report on Form 8-K. Promptly after execution of this Agreement, Exobox Nevada shall file, if required or permitted under the Exchange Act, a Current Report on Form 8-K ("8-K") with the SEC to report the Merger and terms thereof.

         Section 5.09. Composition of Exobox Nevada and Surviving Corporation Board and Officers at Effective Time. Exobox Nevada will take all necessary actions to ensure that, at the Effective Time, the Board of Directors of Exobox Nevada is comprised of, and the officer positions of Exobox Nevada are filled with, the persons set forth on Disclosure Schedule, each to serve until his or her successor is elected and qualified or until the earlier termination, resignation or removal.

         Section 5.10. Information Statement. Exobox Nevada, with the cooperation and assistance of Exobox Delaware and its counsel, will prepare and distribute to the holders of Exobox Nevada Common Stock Information Statement describing the Merger.

         Section 5.11. Section 16(b) Board Approval. Prior to Closing, the Board of Directors of Exobox Nevada shall, by resolution duly adopted by such Board of Directors or a duly authorized committee of "non-employee directors" thereof, approve and adopt, for purposes of exemption from "short-swing" liability under
Section 16(b) of the Exchange Act, the acquisition of Exobox Nevada Common Stock and/or Exobox Nevada Preferred Stock at the Effective Time by officers and directors of Exobox Delaware who become, prior to, at, or following the Effective Time of the Merger, officers or directors of Exobox Nevada as a result of the conversion of shares of Exobox Delaware Shares in the Merger and the assumption of any Exobox Delaware options or warrants by Exobox Nevada at the Effective Time. Such resolution shall set forth the name of the applicable "insiders" for purposes of Section 16 of the Exchange Act, the number of securities to be acquired by each individual, that the approval is being granted to exempt the transaction under Rule 16b-3 under the Exchange Act, and, for the options and warrants of Exobox Delaware to be assumed by Exobox Nevada at the Effective Time, the material terms of the options and warrants to purchase Exobox Nevada Common Stock acquired by such insiders as a result of the assumption by Exobox Nevada of such options and warrants.

         Section 5.12. Confidentiality. Each of Exobox Nevada and its subsidiaries agrees that, until the earlier of (i) two years from the date of this Agreement and (ii) the Effective Time:

                  (a) each of Exobox Nevada and its subsidiaries will treat and hold as such all of the Confidential Information, refrain from using any of the Confidential Information except in connection with this Agreement, and deliver promptly to Exobox Delaware or destroy, at the request and option of Exobox Delaware, all tangible embodiments (and all copies) of the Confidential Information, including in electric or magnetic form, which are in his, her or its possession;

                  (b) in the event that any of Exobox Nevada and its subsidiaries is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information, that Exobox Nevada and its subsidiaries will notify Exobox Delaware promptly of the request or requirement so that Exobox Delaware may seek an appropriate protective order or waive compliance with the provisions of this Section 5.12; and

                  (c) if, in the absence of a protective order or the receipt of a waiver hereunder, any of Exobox Nevada or its subsidiaries is, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, that Exobox Nevada or its subsidiaries may disclose the Confidential Information to the tribunal; provided, however, that the disclosing party shall use his, her or its reasonable best efforts to obtain, at the reasonable request of Exobox Delaware, an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as Exobox Delaware shall designate.


                                    ARTICLE 6
                             POST-CLOSING COVENANTS

         The Parties agree as follows with respect to the period following the Closing.

         Section 6.01. General. In case at any time after the Closing any further action is necessary to carry out the purposes of this Agreement, each of the Parties will take such further actions (including the execution and delivery of such further instruments and documents) as any other Party reasonably may request, all at the sole cost and expense of the requesting Party.

         Section 6.02. Transition. None of Exobox Nevada and its subsidiaries will take any action that is designed or intended to have the effect of discouraging any lessor, licensor, customer, supplier, or other business associate of Exobox Nevada and its subsidiaries from maintaining the same business relationships with Exobox Nevada and its subsidiaries after the Closing as it maintained with Exobox Nevada and its subsidiaries prior to the Closing.

         Section 6.03. Restrictions on Certain Intercompany Transactions. From and after the Effective Time and for a period ended nine months from the Effective Time or such earlier date as exploration shall cease to be a Subsidiary of Exobox Nevada, Exobox Nevada shall not, without the unanimous consent of the Board of Directors of exploration, take any action to cause cash or cash equivalents to be transferred, sold or exchanged, whether by dividend or otherwise, from exploration to Exobox Nevada or any other Subsidiary of Exobox Nevada (other than a Subsidiary of exploration) except for payment or reimbursement to Exobox Nevada or such Subsidiary for any liabilities to which Exobox Nevada and its subsidiaries may be or become subject relating to or arising out of the assets, business, operations, debts or liabilities of exploration, whether arising prior to, concurrent with or after the Merger.

         Section 6.04. Merger of Exobox Delaware with and into Exobox Nevada. After the closing, the Board of Directors of Exobox Nevada shall take the necessary action to merge Exobox Delaware with and into Exobox Nevada such that the separate corporate existence of Exobox Delaware shall cease and Exobox Nevada will be the surviving corporation of the merger.


                                    ARTICLE 7
                        CONDITIONS TO OBLIGATION TO CLOSE

         Section 7.01. Conditions to Obligation of Exobox Delaware. The obligation of Exobox Delaware to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions:

                  (a) the representations and warranties set forth in Article 4 shall be true and correct in all material respects at and as of the Closing Date;

                  (b) Exobox Nevada and its subsidiaries shall have performed and complied with all of their covenants hereunder in all material respects through the Closing;

                  (c) Exobox Nevada and its subsidiaries shall have procured all of the material third party consents specified in Section 5.02;

                  (d) no action, suit, or proceeding shall be pending or Threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (i) prevent consummation of any of the transactions contemplated by this Agreement, (ii) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, (iii) affect adversely the right of Exobox Delaware shareholders to own Exobox Nevada Common Stock and/or Exobox Nevada Preferred Stock shares and to control Exobox Nevada and its subsidiaries, or (iv) affect materially and adversely the right of Exobox Nevada and its subsidiaries to own its assets and to operate its businesses (and no such injunction, judgment, order, decree, ruling, or charge shall be in effect);

                  (e) Exobox Nevada and its subsidiaries shall have delivered to Exobox Delaware a certificate to the effect that each of the conditions specified above in Section 7.01(a)-(d) is satisfied in all respects;

                  (f) the Parties, Exobox Nevada and its subsidiaries shall have received all other material authorizations, consents, and approvals of governments and governmental agencies referred to in Section 4.03;

                  (g) Exobox Delaware shall have received from counsel to Exobox Nevada and Exobox Nevada Sub an opinion each addressed to Exobox Delaware and dated as of the Closing Date;

                  (h) if required by applicable rules of the SEC, at least ten
         (10) days prior to the Closing Date, Exobox Nevada has mailed to its stockholders of record and filed with the SEC the Information Statement, in compliance with the requirements of Section 14(f) of the Exchange Act;

                  (i) At Closing, Exobox Delaware shall have received from Exobox Nevada:

                           (1) all documents, books (including minute books,
                  stock certificate books, stock ledgers and the corporate
                  seal), records (including Tax records), agreements, and financial data of any sort relating to Exobox Nevada and its subsidiaries;

                           (2) a certified copy of the Certificate of
                  Incorporation of Exobox Nevada as in effect immediately prior to the Effective Time certified as of a recent date by the Secretary of State of the State of Nevada;

                           (3) certificates, as of the most recent practicable
                  dates, as to the corporate good standing of Exobox Nevada and its subsidiaries issued by the Secretary of State of the State of Nevada and any other state in which Exobox Nevada and its subsidiaries are required to be qualified or licensed to transact business, confirming such good standing on or immediately prior to the Closing Date;

                           (4) a copy of the by-laws of Exobox Nevada in effect
                  on the Closing Date certified by the Secretary of Exobox Nevada as of the Closing Date;

                           (5) resolutions of the Board of Directors of Exobox
                  Nevada and Exobox Nevada Sub, authorizing and approving all matters in connection with this Agreement (including matters set forth in Section 5.11) and the transactions contemplated hereby, certified by the Secretary of Exobox Nevada as of the Closing Date;

                           (6) stock certificates representing the Exobox Nevada
                  Preferred Stock issuable pursuant to Article 2 upon presentation of the Certificates; and

                           (7) such other documents as Exobox Delaware may
                  reasonably request;

                  (j) all actions to be taken by Exobox Nevada in connection with consummation of the transactions contemplated hereby and all certificates, opinions, instruments, and other documents required to effect the transactions contemplated hereby will be reasonably satisfactory in form and substance to Exobox Delaware.

         Exobox Delaware may waive any condition specified in this Section 7.01 if it executes a writing so stating at or prior to the Closing.

         Section 7.02 Conditions to Obligation of Exobox Nevada. The obligation of Exobox Nevada to consummate the transactions to be performed by them in connection with the Closing is subject to satisfaction of the following conditions:

                  (a) the representations and warranties set forth in Article 3 shall be true and correct in all material respects at and as of the Closing Date;

                  (b) Exobox Delaware shall have performed and complied with all of its covenants hereunder in all material respects through the Closing;

                  (c) no action, suit, or proceeding shall be pending before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (i) prevent consummation of any of the transactions contemplated by this Agreement or (ii) cause any of the transactions contemplated by this Agreement to be rescinded following consummation (and no such injunction, judgment, order, decree, ruling, or charge shall be in effect);

                  (d) Exobox Delaware shall have delivered to Exobox Nevada a certificate to the effect that each of the conditions specified above in Section 7.02(a)-(c) is satisfied in all respects;

                  (e) the Parties and Exobox Nevada shall have received all other material authorizations, consents, and approvals of governments and governmental agencies referred to in Section 4.03; and

                  (f) all actions to be taken by Exobox Delaware in connection with consummation of the transactions contemplated hereby and all certificates, opinions, instruments, and other documents required to effect the transactions contemplated hereby will be reasonably satisfactory in form and substance to Exobox Nevada.

                  (g) Exobox Nevada shall have received from counsel to Exobox Delaware and Exobox Nevada Sub an opinion each addressed to Exobox Nevada and dated as of the Closing Date;

                  (h) At Closing, Exobox Nevada shall have received from Exobox
         Delaware:

                           (1) all documents, books (including minute books,
                  stock certificate books, stock ledgers and the corporate
                  seal), records (including Tax records), agreements, and financial data of any sort relating to Exobox Delaware and its subsidiaries;

                           (2) a certified copy of the Certificate of
                  Incorporation of Exobox Delaware as in effect immediately prior to the Effective Time certified as of a recent date by the Secretary of State of the State of Delaware;

                           (3) certificates, as of the most recent practicable
                  dates, as to the corporate good standing of Exobox Delaware and its subsidiaries issued by the Secretary of State of the State of Delaware and any other state in which Exobox Delaware and its subsidiaries are required to be qualified or licensed to transact business, confirming such good standing on or immediately prior to the Closing Date;

                           (4) a copy of the by-laws of Exobox Delaware in
                  effect on the Closing Date certified by the Secretary of Exobox Delaware as of the Closing Date;

                           (5) resolutions of the Board of Directors of Exobox
                  Delaware, authorizing and approving all matters in connection with this Agreement and the transactions contemplated hereby, certified by the Secretary of Exobox Delaware as of the Closing Date;

                           (6) stock certificates representing the Exobox
                  Delaware Shares pursuant to Section 2.06 upon presentation of the Exobox Nevada Preferred Stock;

                           (7) such other documents as Exobox Nevada may
                  reasonably request;

                  (i) The period of time in which Exobox Delaware Stockholders may perfect appraisal rights with respect to the Merger shall have expired, and Dissenting Shares shall constitute not more than 2% of the Exobox Delaware Shares outstanding immediately prior to the Effective Time.

         Exobox Nevada may waive any condition specified in this Section 7.02 if they execute a writing so stating at or prior to the Closing.


                                    ARTICLE 8
                                   TERMINATION

         Section 8.01. Termination of Agreement. Certain of the Parties may terminate this Agreement as provided below:

                  (a) Exobox Nevada and Exobox Delaware may terminate this Agreement by mutual written consent at any time prior to the Closing;

                  (b) Exobox Delaware may terminate this Agreement by giving written notice to Exobox Nevada at any time prior to the Closing (i) in the event any of Exobox Nevada and its subsidiaries has breached any material representation, warranty, or covenant contained in this Agreement in any material respect, Exobox Delaware has notified Exobox Nevada of the breach, and the breach has continued without cure for a period of 10 (ten) days after the notice of breach or (ii) if the Closing shall not have occurred on or before September 30, 2005 by reason of the failure of any condition precedent under Section 7.01 hereof (unless the failure results primarily from Exobox Delaware itself breaching any representation, warranty, or covenant contained in this Agreement); and

                  (c) Exobox Nevada may terminate this Agreement by giving written notice to Exobox Delaware at any time prior to the Closing (i) in the event Exobox Delaware has breached any material representation, warranty, or covenant contained in this Agreement in any material respect, Exobox Nevada has notified Exobox Delaware of the breach, and the breach has continued without cure for a period of 10 (ten) days after the notice of breach or (ii) if the Closing shall not have occurred on or before September 30, 2005 by reason of the failure of any condition precedent under Section 7.02 hereof (unless the failure results primarily from any of Exobox Nevada and its subsidiaries themselves breaching any representation, warranty, or covenant contained in this Agreement).

         Section 8.02. Effect of Termination. If any Party terminates this Agreement pursuant to Section 8.01, all rights and obligations of the Parties hereunder shall terminate without any liability of any Party to any other Party (except for any liability of any Party then in breach); provided, however, that the confidentiality provisions contained in Section 5.12 shall survive termination.


                                    ARTICLE 9
                                  MISCELLANEOUS

         Section 9.01. Press Releases and Public Announcements. No Party shall issue any press release or make any public announcement relating to the subject matter of this Agreement prior to the Closing without the prior written approval of Exobox Nevada and Exobox Delaware, provided, however, that any Party may make any public disclosure it believes in good faith is required by applicable law or any listing or trading agreement concerning its publicly-traded securities (in which case the disclosing Party will use its reasonable best efforts to advise the other Parties prior to making the disclosure).

         Section 9.02. No Third Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns, except for Section 6.03.

         Section 9.03. Entire Agreement. This Agreement (including the documents referred to herein) constitutes the entire agreement among the Parties and supersedes any prior understandings, agreements, or representations by or among the Parties, written or oral, to the extent they relate in any way to the subject matter hereof, except for the Confidentiality Agreement by and between Exobox Nevada and Exobox Delaware.

         Section 9.04. Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of his, her or its rights, interests, or obligations hereunder without the prior written approval of Exobox Nevada and Exobox Delaware.

         Section 9.05. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

         Section 9.06. Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

         Section 9.07. Notices. All notices, requests, demands, claims, and other communications hereunder will be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given if (and then two business days after) it is sent by (a) confirmed facsimile; (b) overnight delivery; or (c) registered or certified mail, return receipt requested, postage prepaid, and addressed to the intended recipient as set forth below:

                  If to Exobox Delaware:    Exobox Technologies Corp.
                                            6303 Beverly Hill, Suite 210
                                            Houston, Texas 77057
                                            Attention: Robert B. Dillon,
                                                President
                                            Fax number : (713) 781-6175


                  With a copy (that shall not constitute notice) to:
                                            Robert B. Dillon
                                            1814 Potomac #2
                                            Houston, Texas 77057
                                            Fax number: 713-785-0027

                  If to Exobox Nevada:      Exobox Nevada Technologies Corp.
                                            6303 Beverly Hill, Suite 210
                                            Houston, Texas 77057
                                            Attention: Robert B. Dillon,
                                                Chief Executive Officer
                                            Fax Number: (713) 781-6175


                  With a copy (that shall not constitute notice) to:
                                            Sonfield & Sonfield
                                            770 South Post Oak Lane
                                            Houston, Texas 77056
                                            Attention: Robert L. Sonfield,
                                               Jr., Esq.
                                            Fax number: (713) 877-1547

         Any Party may send any notice, request, demand, claim, or other communication hereunder to the intended recipient at the address set forth above using any other means (including personal delivery, expedited courier, messenger service, telecopy, telex, ordinary mail, or electronic mail), but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient. Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

         Section 9.08. Governing Law. This Agreement shall be governed by and construed in accordance with the domestic laws of the State of Nevada without giving effect to any choice or conflict of law provision or rule (whether of the State of Nevada or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Nevada.

         Section 9.09. Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by Exobox Nevada and Exobox Delaware. No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

         Section 9.10. Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

         Section 9.11. Expenses. Each of the Parties will bear his, her or its own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby.

         Section 9.12. Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word "including" shall mean including without limitation.

         Section 9.13. Incorporation of Exhibits and Schedules. The Exhibits, Annexes, and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

         Section 9.14. Specific Performance. Each of the Parties acknowledges and agrees that the other Parties would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each of the Parties agrees that the other Parties shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court of the United States or any state thereof having jurisdiction over the Parties and the matter (subject to the provisions set forth in Section 9.15 below), in addition to any other remedy to which they may be entitled, at law or in equity.

         Section 9.15. Submission to Jurisdiction. Each of the Parties submits to the jurisdiction of any state or federal court sitting in Las Vegas, Nevada, in any action or proceeding arising out of or relating to this Agreement and agrees that all claims in respect of the action or proceeding may be heard and determined in any such court. Each Party also agrees not to bring any action or proceeding arising out of or relating to this Agreement in any other court. Each of the Parties waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety, or other security that might be required of any other Party with respect thereto. Any Party may make service on any other Party by sending or delivering a copy of the process to the Party to be served at the address and in the manner provided for the giving of notices in Section 9.07 above. Nothing in this Section 9.15, however, shall affect the right of any Party to bring any action or proceeding arising out of or relating to this Agreement in any other court or to serve legal process in any other manner permitted by law or at equity. Each Party agrees that a final judgment in any action or proceeding so brought shall be conclusive and may be enforced by suit on the judgment or in any other manner provided by law or at equity.

         Section 9.16. Survival. The representations and warranties of the parties contained in this Agreement shall not survive the Effective Time. The covenants and agreements of the parties to be performed after the Effective Time contained in this Agreement shall survive the Effective Time.

         IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

EXOBOX TECHNOLOGIES CORP.
a Nevada corporation



By:
   -----------------------------------------
     Robert B. Dillon, Chief Executive Officer


EXOBOX TECHNOLOGIES CORP.
a Delaware corporation



By:
   -----------------------------------------
       Robert B. Dillon, Chief Executive Officer


TMI ACQUISITION CORP.
a Nevada corporation



By:
   -----------------------------------------
       Robert B. Dillon, Chief Executive Officer

                        EXOBOX NEVADA DISCLOSURE SCHEDULE

Section 3.01.  Organization, Qualification and Corporate Power

         Director:  Robert B. Dillon

Section 3.03.  Capitalization

         None - no options, warrants etc.

Section 3.04.  Brokers' Fees

         None

Section 3.05.  Title to Assets

         Not Applicable

Section 3.06.  subsidiaries

         Not Applicable - no subsidiaries

Section 3.07.  Financial Statements

         To come

Section 3.08.  Undisclosed Liabilities

         None

Section 3.08.  Undisclosed Liabilities

         None

Section 3.14.  Litigation

         None

Section 3.15  Employees

         None  - no union

                       EXOBOX DELAWARE DISCLOSURE SCHEDULE

Section 4.01.  Organization, Qualification, and Corporate Power

         Directors:



         Subsidiaries: None

Section 4.02(a).  Capitalization

         None - no options

Section 4.02(b).  Capitalization

         INSERT

Section 4.04.  Brokers' Fees

         NONE

Section 4.06.  subsidiaries

         NONE

Section 4.08(f).  Absence of Certain Changes or Events

         NONE

Section 4.08(k)  Absence of Certain Changes or Events

         NONE

Section 4.08(m).  Absence of Certain Changes or Events

         NONE

Section 4.08(r).  Absence of Certain Changes or Events

         NONE

Section 4.09.  Undisclosed Liabilities

         NONE

Section 4.11(d).  Tax Matters

         All required federal or state tax returns have been filed since inception.

Section 4.11(f).  Tax Matters

         Not Applicable

Section 4.12(b).  Real Property

         Not Applicable

Section 4.13(b).  Intellectual Property


Section 4.15.  Contracts

           NONE

Section 4.16.  Notes and Accounts Receivable

         NONE

Section 4.18.  Insurance

        No coverage in force

Section 4.19.  Litigation

      NONE

Section 4.20.  Employees

       NONE

Section 4.24.  Certain Business Relationships With Exobox Nevada

      NONE

Section 5.06.  Notice of Developments

        NONE

Section 5.09. Composition of Exobox Nevada and Surviving Corporation Board and Officers at Effective Time

NAME                                         AGE              POSITION
Robert B. Dillon                             55      President, Chief Executive Officer and Chairman of the Board
Scott Copeland                               39      Vice President of Operations and Director
Reginald Goodman                            31       Vice President of Technical Development and Director
Michael Wittenburg                           53      Vice President of Marketing and Director
Dr. Sherman Pernia                           61      Vice President of Intellectual Property and Director
Barry Levine, CPA                            50      Vice President and Chief Financial Officer

Section 7.01(l).  Conditions to Obligation of Exobox Delaware

         (a) the representations and warranties set forth in Article 4 shall be true and correct in all material respects at and as of the Closing Date;

         (b) Exobox Nevada and its subsidiaries shall have performed and complied with all of their covenants hereunder in all material respects through the Closing;

         (c) Exobox Nevada and its subsidiaries shall have procured all of the material third party consents specified in Section 5.02;

         (d) no action, suit, or proceeding shall be pending or Threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (i) prevent consummation of any of the transactions contemplated by this Agreement,
(ii) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, (iii) affect adversely the right of Exobox Delaware shareholders to own Exobox Nevada Common Stock and/or Exobox Nevada Preferred Stock shares and to control Exobox Nevada and its subsidiaries, or
(iv) affect materially and adversely the right of Exobox Nevada and its subsidiaries to own its assets and to operate its businesses (and no such injunction, judgment, order, decree, ruling, or charge shall be in effect);

         (e) Exobox Nevada and its subsidiaries shall have delivered to Exobox Delaware a certificate to the effect that each of the conditions specified above in Section 7.01(a)-(d) is satisfied in all respects;

         (f) the Parties, Exobox Nevada and its subsidiaries shall have received all other material authorizations, consents, and approvals of governments and governmental agencies referred to in Section 4.03;

         (g) Exobox Delaware shall have received from counsel to Exobox Nevada and Exobox Nevada Sub an opinion each addressed to Exobox Delaware and dated as of the Closing Date;

         (h) if required by applicable rules of the SEC, at least ten (10) days prior to the Closing Date, Exobox Nevada has mailed to its stockholders of record and filed with the SEC the Information Statement, in compliance with the requirements of Section 14(f) of the Exchange Act;

         (i) At Closing, Exobox Delaware shall have received from Exobox Nevada:

                  (1) all documents, books (including minute books, stock certificate books, stock ledgers and the corporate seal), records (including Tax records), agreements, and financial data of any sort relating to Exobox Nevada and its subsidiaries;

                  (2) a certified copy of the Certificate of Incorporation of Exobox Nevada as in effect immediately prior to the Effective Time certified as of a recent date by the Secretary of State of the State of Nevada;

                  (3) certificates, as of the most recent practicable dates, as to the corporate good standing of Exobox Nevada and its subsidiaries issued by the Secretary of State of the State of Nevada and any other state in which Exobox Nevada and its subsidiaries are required to be qualified or licensed to transact business, confirming such good standing on or immediately prior to the Closing Date;

                  (4) a copy of the by-laws of Exobox Nevada in effect on the Closing Date certified by the Secretary of Exobox Nevada as of the Closing Date;

                  (5) resolutions of the Board of Directors of Exobox Nevada and Exobox Nevada Sub, authorizing and approving all matters in connection with this Agreement (including matters set forth in Section 5.11) and the transactions contemplated hereby, certified by the Secretary of Exobox Nevada as of the Closing Date;

                  (6) stock certificates representing the Exobox Nevada Preferred Stock issuable pursuant to Article 2 upon presentation of the Certificates; and

                  (7) such other documents as Exobox Delaware may reasonably request;

         (j) all actions to be taken by Exobox Nevada in connection with consummation of the transactions contemplated hereby and all certificates, opinions, instruments, and other documents required to effect the transactions contemplated hereby will be reasonably satisfactory in form and substance to Exobox Delaware.

Section 7.02 Conditions to Obligation of Exobox Nevada.

         (a) the representations and warranties set forth in Article 3 shall be true and correct in all material respects at and as of the Closing Date;

         (b) Exobox Delaware shall have performed and complied with all of its covenants hereunder in all material respects through the Closing;

         (c) no action, suit, or proceeding shall be pending before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (i) prevent consummation of any of the transactions contemplated by this Agreement or (ii) cause any of the transactions contemplated by this Agreement to be rescinded following consummation (and no such injunction, judgment, order, decree, ruling, or charge shall be in effect);

         (d) Exobox Delaware shall have delivered to Exobox Nevada a certificate to the effect that each of the conditions specified above in Section 7.02(a)-(c) is satisfied in all respects;

         (e) the Parties and Exobox Nevada shall have received all other material authorizations, consents, and approvals of governments and governmental agencies referred to in Section 4.03; and

         (f) all actions to be taken by Exobox Delaware in connection with consummation of the transactions contemplated hereby and all certificates, opinions, instruments, and other documents required to effect the transactions contemplated hereby will be reasonably satisfactory in form and substance to Exobox Nevada.

         (g) Exobox Nevada shall have received from counsel to Exobox Delaware and Exobox Nevada Sub an opinion each addressed to Exobox Nevada and dated as of the Closing Date;

         (h) At Closing, Exobox Nevada shall have received from Exobox Delaware:

                  (1) all documents, books (including minute books, stock certificate books, stock ledgers and the corporate seal), records (including Tax records), agreements, and financial data of any sort relating to Exobox Delaware and its subsidiaries;

                  (2) a certified copy of the Certificate of Incorporation of Exobox Delaware as in effect immediately prior to the Effective Time certified as of a recent date by the Secretary of State of the State of Delaware;

                  (3) certificates, as of the most recent practicable dates, as to the corporate good standing of Exobox Delaware and its subsidiaries issued by the Secretary of State of the State of Delaware and any other state in which Exobox Delaware and its subsidiaries are required to be qualified or licensed to transact business, confirming such good standing on or immediately prior to the Closing Date;

                  (4) a copy of the by-laws of Exobox Delaware in effect on the Closing Date certified by the Secretary of Exobox Delaware as of the Closing Date;

                  (5) resolutions of the Board of Directors of Exobox Delaware, authorizing and approving all matters in connection with this Agreement and the transactions contemplated hereby, certified by the Secretary of Exobox Delaware as of the Closing Date;

                  (6) stock certificates representing the Exobox Delaware Shares pursuant to Section 2.06 upon presentation of the Exobox Nevada Preferred Stock;

                  (7) such other documents as Exobox Nevada may reasonably request;

         (i) The period of time in which Exobox Delaware Stockholders may perfect appraisal rights with respect to the Merger shall have expired, and Dissenting Shares shall constitute not more than 2% of the Exobox Delaware Shares outstanding immediately prior to the Effective Time.

                                    EXHIBIT A
               FORM OF DELAWARE AND NEVADA CERTIFICATES OF MERGER
-------------------------------------------------------------------------------


                              CERTIFICATE OF MERGER

                                       OF

                           ---------------------------
                          (a ____________ corporation)

                                      INTO

                           ---------------------------
                          (a ____________ corporation)


         The undersigned corporation

         DOES HEREBY CERTIFY:

         FIRST: That the name and state of incorporation of each of the constituent corporations of the merger is as follows:

                        NAME                     STATE OF INCORPORATION

              --------------------                    --------------
              --------------------                    --------------

         SECOND: That an agreement of merger between the parties to the merger has been approved, adopted, certified, executed and acknowledged by each of the constituent corporations in accordance with the requirements of Section 252 of the General Corporation Law of Delaware.

         THIRD: That the name of the surviving corporation of the merger is ____________________, a ________________ corporation.

         FOURTH: That no amendments or changes in the Certificate of Incorporation of ________________, a ________________
corporation, which is the surviving corporation, are to be effected by the merger.

    FIFTH: That the executed Agreement and Plan of Merger is on file at the principal place of business of the surviving corporation, the address of which is ________________.

         SIXTH: That a copy of the Agreement and Plan of Merger will be furnished on request and without cost, to any stockholder of any constituent corporation.

         SEVENTH: The authorized capital stock of each foreign corporation which is a party to the merger is as follows:

                                                 Number of           Par value
             Corporation         Class              Shares           per share

----------------,
a ___________ corporation      ___________         _______             $_____

       EIGHTH:  That this Certificate of Merger shall be effective upon filing.

Dated:  ________________


----------------


By:      _________
   --------------------------------------------------
      ________________, President

ATTEST:


By:               _________
   --------------------------------------------------
      ________________, Secretary

Important: Read attached instructions before completing form. ABOVE SPACE IS FOR OFFICE USE ONLY

(Pursuant to Nevada Revised Statutes Chapter 92A)
(excluding 92A.200(4b))

SUBMIT IN DUPLICATE
1) Name and jurisdiction of organization of each constituent entity (NRS 92A.200). If there are more than four merging entities, check box and attach an 8 1/2" x 11" blank sheet containing the required information for each additional entity.
--------------------------------------------------------------------------------
Name of merging entity
-------------------------------- ----------------------------------
Jurisdiction Entity type *
--------------------------------------------------------------------------------
Name of merging entity
-------------------------------- ----------------------------------
Jurisdiction Entity type *
--------------------------------------------------------------------------------
Name of merging entity
-------------------------------- ----------------------------------
Jurisdiction Entity type *
--------------------------------------------------------------------------------
Name of merging entity
-------------------------------- ----------------------------------
Jurisdiction Entity type *
and,
--------------------------------------------------------------------------------
Name of surviving entity
-------------------------------- ----------------------------------
Jurisdiction Entity type *
* Corporation, non-profit corporation, limited partnership, limited-liability company or business trust.

Articles of Merger
(PURSUANT TO NRS 92A.200)
Page 1
This form must be accompanied by appropriate fees. See attached fee schedule. Nevada Secretary of State AM Merger 2003
Revised on: 10/24/03

DEAN HELLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Important: Read attached instructions before completing form. ABOVE SPACE IS FOR OFFICE USE ONLY

2) Forwarding address where copies of process may be sent by the Secretary of State of Nevada (if a foreign entity is the survivor in the merger - NRS 92A.190): Attn: ________________________________________________
c/o: ________________________________________________
================================================

3) (Choose one)
The undersigned declares that a plan of merger has been adopted by each constituent entity (NRS 92A.200). The undersigned declares that a plan of merger has been adopted by the parent domestic entity (NRS 92A.180)

4) Owner's approval (NRS 92A.200)(options a, b, or c must be used, as applicable, for each entity) (if there are more than four merging entities, check box and attach an 8 1/2" x 11" blank sheet containing the required information for each additional entity):

(a) Owner's approval was not required from :
------------------------------------------------------------------------
Name of merging entity, if applicable
------------------------------------------------------------------------
Name of merging entity, if applicable
------------------------------------------------------------------------
Name of merging entity, if applicable
------------------------------------------------------------------------
Name of merging entity, if applicable
and, or;
------------------------------------------------------------------------
Name of surviving entity, if applicable

This form must be accompanied by appropriate fees. See attached fee schedule. Nevada Secretary of State AM Merger 2003
Revised on: 10/24/03
DEAN HELLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz
Important: Read attached instructions before completing form. ABOVE SPACE IS FOR OFFICE USE ONLY

(b) The plan was approved by the required consent of the owners of *:
------------------------------------------------------------------------
Name of merging entity, if applicable
------------------------------------------------------------------------
Name of merging entity, if applicable
------------------------------------------------------------------------
Name of merging entity, if applicable
------------------------------------------------------------------------
Name of merging entity, if applicable
and, or;
------------------------------------------------------------------------
Name of surviving entity, if applicable

* Unless otherwise provided in the certificate of trust or governing instrument of a business trust, a merger must be approved by all the trustees and beneficial owners of each business trust that is a constituent entity in the merger.

This form must be accompanied by appropriate fees. See attached fee schedule. Nevada Secretary of State AM Merger 2003
Revised on: 10/24/03
DEAN HELLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz
Important: Read attached instructions before completing form. ABOVE SPACE IS FOR OFFICE USE ONLY

(c) Approval of plan of merger for Nevada non-profit corporation (NRS 92A.160):
The plan of merger has been approved by the directors of the corporation and by each public officer or other person whose approval of the plan of merger is required by the articles of incorporation of the domestic corporation.
------------------------------------------------------------------------
Name of merging entity, if applicable
------------------------------------------------------------------------
Name of merging entity, if applicable
------------------------------------------------------------------------
Name of merging entity, if applicable
------------------------------------------------------------------------
Name of merging entity, if applicable
and, or;
------------------------------------------------------------------------
Name of surviving entity, if applicable

This form must be accompanied by appropriate fees. See attached fee schedule. Nevada Secretary of State AM Merger 2003
Revised on: 10/24/03
DEAN HELLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Important: Read attached instructions before completing form. ABOVE SPACE IS FOR OFFICE USE ONLY

5) Amendments, if any, to the articles or certificate of the surviving entity. Provide article numbers, if available. (NRS 92A.200)*:
==========================================================================
==========================================================================
--------------------------------------------------------------------------

6) Location of Plan of Merger (check a or b):

_____ (a) The entire plan of merger is attached;

or,

_____ (b) The entire plan of merger is on file at the registered office of the surviving corporation, limited-liability company or business trust, or at the records office address if a limited partnership, or other place of business of the surviving entity (NRS 92A.200).

7) Effective date (optional)**: _______________________________

* Amended and restated articles may be attached as an exhibit or integrated into the articles of merger. Please entitle them "Restated" or "Amended and Restated," accordingly. The form to accompany restated articles prescribed by the secretary of state must accompany the amended and/or restated articles. Pursuant to NRS 92A.180 (merger of subsidiary into parent - Nevada parent owning 90% or more of subsidiary), the articles of merger may not contain amendments to the constituent documents of the surviving entity except that the name of the surviving entity may be changed.

** A merger takes effect upon filing the articles of merger or upon a later date as specified in the articles, which must not be more than 90 days after the articles are filed (NRS 92A.240).

This form must be accompanied by appropriate fees. See attached fee schedule. Nevada Secretary of State AM Merger 2003
Revised on: 10/24/03
DEAN HELLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Important: Read attached instructions before completing form. ABOVE SPACE IS FOR OFFICE USE ONLY

8) Signatures - Must be signed by: An officer of each Nevada corporation; All general partners of each Nevada limited partnership; All general partners of each Nevada limited partnership; A manager of each Nevada limited-liability company with managers or all the members if there are no managers; A trustee of each Nevada business trust (NRS 92A.230)* (if there are more than four merging entities, check box and attach an 8 1/2" x 11" blank sheet containing the required information for each additional entity.):
--------------------------------------------------------------------------
Name of merging entity
----------------------------------------------------------------/----/----
Signature Title Date
--------------------------------------------------------------------------
Name of merging entity
----------------------------------------------------------------/----/----
Signature Title Date
--------------------------------------------------------------------------
Name of merging entity
----------------------------------------------------------------/----/----
Signature Title Date
--------------------------------------------------------------------------
Name of merging entity
----------------------------------------------------------------/----/----
Signature Title Date
--------------------------------------------------------------------------
Name of surviving entity
----------------------------------------------------------------/----/----
Signature Title Date

* The articles of merger must be signed by each foreign constituent entity in the manner provided by the law governing it (NRS 92A.230). Additional signature blocks may be added to this page or as an attachment, as needed. IMPORTANT:
Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

                                    EXHIBIT B
     FORM OF AMENDED AND RESTATED ARTICLES OF INCORPORATION OF EXOBOX NEVADA
-------------------------------------------------------------------------------
                 AMENDED AND RESTATED ARTICLES OF INCORPORATION
                                       OF
                                  JINPIN, INC.


                                    ARTICLE I
                                      Name

         The name of the Corporation is changed to Exobox Technologies Corp. (herein the "Corporation").


                                   ARTICLE II
                           Registered Office and Agent

         The address of the Corporation's registered office in the State of Nevada is 613 Saddle River Court, Henderson, Nevada 89015. The name of the Corporation's registered agent at such address is Inc.Plan of Nevada.


                                   ARTICLE III
                                     Powers

         The purpose for which the Corporation is organized is to transact all lawful business for which corporations may be incorporated pursuant to the laws of the State of Nevada. The Corporation shall have all the powers of a corporation organized under the Nevada Revised Statutes.

                                   ARTICLE IV
                                      Term

         The Corporation is to have perpetual existence.


                                    ARTICLE V
                                  Capital Stock

         A. Number and Designation. The total number of shares of all classes that this Corporation shall have authority to issue shall be 510,000,000, of which 500,000,000 shall be shares of Common Stock, par value $0.001 per share ("Common Stock"), and 10,000,000 shall be shares of preferred stock, par value $0.001 per share ("Preferred Stock"). The shares may be issued by the Corporation from time to time as approved by the board of directors of the Corporation without the approval of the stockholders except as otherwise provided in this Article V or the rules of a national securities exchange if applicable. The consideration for subscriptions to, or the purchase of, the capital stock to be issued by a corporation shall be paid in such form and in such manner as the board of directors shall determine. The board of directors may authorize capital stock to be issued for consideration consisting of cash, any tangible or intangible property or any benefit to the corporation, or any combination thereof. In the absence of actual fraud in the transaction, the judgment of the directors as to the value of such consideration shall be conclusive. The capital stock so issued shall be deemed to be fully paid and nonassessable stock upon receipt by the corporation of such consideration. In the case of a stock dividend, the part of the surplus of the Corporation which is transferred to stated capital upon the issuance of shares as a stock dividend shall be deemed to be the consideration for their issuance.

         A description of the different classes and series (if any) of the Corporation's capital stock, and a statement of the relative powers, designations, preferences and rights of the shares of each class and series (if any) of capital stock, and the qualifications, limitations or restrictions thereof, are as follows:

         B. Undesignated Common Stock. Shares of Common Stock not at the time designated as shares of a particular series pursuant to this Article (V)(B) or any other provision of these Articles of Incorporation may be issued from time to time in one or more additional series or without any distinctive designation. The Board of Directors may determine, in whole or in part, the preferences, voting powers, qualifications and special or relative rights or privileges of any such series before the issuance of any shares of that series. The Board of Directors shall determine the number of shares constituting each series of Common Stock and each series shall have a distinguishing designation.

         C. Common Stock. Except as provided in these Articles or the designation of any series or class of capital stock, the holders of the Common Stock shall exclusively posses all voting power. Subject to the provisions of these Articles, each holder of shares of Common Stock shall be entitled to one vote for each share held by such holders.

         Whenever there shall have been paid, or declared and set aside for payment, to the holders of the outstanding shares of any class or series of stock having preference over the Common Stock as to the payment of dividends, the full amount of dividends and sinking fund or retirement fund or other retirement payments, if any, to which such holders are respectively entitled in preference to the Common Stock, then dividends may be paid on the Common Stock, and on any class or series of stock entitled to participate therewith as to dividends, out of any assets legally available for the payment of dividends, but only when and as declared by the board of directors of the Corporation.

         In the event of any liquidation, dissolution or winding up of the Corporation, after there shall have been paid, or declared and set aside for payment, to the holders of the outstanding shares of any class having preference over the Common Stock in any such event, the full preferential amounts to which they are respectively entitled, the holders of the Common Stock and of any class or series of stock entitled to participate therewith, in whole or in part, as to distribution of assets shall be entitled, after payment or provision for payment of all debts and liabilities of the Corporation, to receive the remaining assets of the Corporation available for distribution, in cash or in kind.

         Each share of Common Stock shall have the same relative powers, preferences and rights as, and shall be identical in all respects with, all the other shares of Common Stock of the Corporation.

         D. Class A Common Stock. The holders of Class A Common Stock and the holders of undesignated Common Stock shall have the respective rights and preferences set forth in this Article V.

                  (1) Rights and Privileges. Except as provided in these Articles, the holders of the Common Stock shall exclusively possess all voting power. Except as otherwise provided in this Article V or as otherwise required by applicable law, all shares of Class A Common Stock and undesignated Common Stock will be identical and will entitle the holders thereof to the same rights and privileges and shall rank equally, share ratably, and be identical in all respects as to all matters.

                  (2) Voting Rights. Except as otherwise required by law: (i) the holders of outstanding shares of undesignated Common Stock will be entitled to one vote per share on all matters to be voted on by the Corporation's shareholders; (ii) the holders of Class A Common Stock will be entitled to one hundred (100) votes per share on all matters to be voted on by the Corporation's shareholders; and (iii) the holders of outstanding shares of undesignated Common Stock and Class A Common Stock shall vote together as a single voting group.

                  (3) Payment of Dividends. Whenever there shall have been paid, or declared and set aside for payment, to the holders of the outstanding shares of any class or series of stock having preference over the Common Stock as to the payment of dividends, the full amount of dividends and sinking fund or retirement fund or other retirement payments, if any, to which such holders are respectively entitled in preference to the Common Stock, then dividends may be paid on the Common Stock, and on any class or series of stock entitled to participate therewith as to dividends, out of any assets legally available for the payment of dividends, but only when and as declared by the board of directors of the Corporation.

                  (4) Distributions in Liquidation. In the event of any liquidation, dissolution or winding up of the Corporation, after there shall have been paid, or declared and set aside for payment, to the holders of the outstanding shares of any class having preference over the Common Stock in any such event, the full preferential amounts to which they are respectively entitled, the holders of the undesignated Common Stock and Class A Common Stock and of any class or series of stock entitled to participate therewith, in whole or in part, as to distribution of assets shall be entitled, after payment or provision for payment of all debts and liabilities of the Corporation, to participate ratably on a per share basis in all distributions of the remaining assets of the Corporation available for distribution, in cash or in kind, as though all shares of Common Stock were of a single class.

                  (5) Limitation on Stock Splits, Combinations or
         Reclassifications.

                           (a) The Corporation shall not: (i) subdivide its
                  outstanding undesignated Common Stock by stock dividend or otherwise; or (ii) combine its outstanding undesignated Common Stock into a smaller number of shares; or (iii) reclassify its outstanding undesignated Common Stock (including any reclassification in connection with a merger, consolidation or other business combination in which the Corporation is the surviving corporation); unless at the same time the Corporation subdivides, combines or reclassifies, as applicable, the shares of outstanding Class A Common Stock on the same basis as the Corporation so subdivides, combines or reclassifies the outstanding undesignated Common Stock.

                           (b) The Corporation shall not: (i) subdivide its
                  outstanding Class A Common Stock by stock dividend or otherwise; or (ii) combine its outstanding Class A Common Stock into a smaller number shares; or (iii) reclassify its outstanding Class A Common Stock (including any reclassification in connection with a merger, consolidation or other business combination in which the Corporation is the surviving corporation); unless at the same time the Corporation subdivides, combines or reclassifies, as applicable, the shares of outstanding undesignated Common Stock on the same basis as the Corporation so subdivides, combines or reclassifies the outstanding Class A Common Stock.

                  (6) Conversion of Shares of Class A Common Stock Into Shares of undesignated Common Stock.

                           (a) For the purposes of this Article V, the following
definitions shall apply:

                                    (i) "Employee" means a person employed by
                           the Corporation or by a legal entity that is controlled, directly or indirectly, by the Corporation;

                                    (ii) "Transfer" means any sale, transfer,
                           gift, assignment, devise or other disposition, whether directly or indirectly, voluntarily or involuntarily or by operation of law or otherwise; and

                                    (iii) "Uncertificated Shares" means shares
                           without certificates within the meaning of the Nevada Revised Statutes, as it may be amended from time to time, or any subsequent statute replacing this statute.

                           (b) At the option of the Corporation: (1) outstanding
                  shares of Class A Common Stock which are the subject of a Transfer shall be convertible into a number of shares of undesignated Common Stock equal to the number of shares of outstanding Class A Common Stock subject to the Transfer; and
                  (2) in the event that an Employee ceases to be an Employee for any reason whatsoever, the outstanding shares of Class A Common Stock held by such Employee shall be convertible into a number of shares of undesignated Common Stock equal to the number of shares of outstanding Class A Common Stock held by such Employee. For purposes of this Article V, the conversion of shares of Class A Common Stock as a result of a Transfer and the conversion of shares of Class A Common Stock as a result of cessation of an Employee's status as an Employee shall both be referred to as a "Conversion Event."

                                    (i) Each Conversion Event shall be effective
                           immediately upon transmission or delivery of a written notice of conversion by the Corporation to the record holder of such shares (the "Effective Time") at such holder's address as it appears in the records of the Corporation.

                                    (ii) Each conversion of shares of Class A
                           Common Stock into shares of undesignated Common Stock pursuant to this Article V shall be deemed to be effective upon the Effective Time and at the Effective Time the rights of the holder of the converted Class A Common Stock as such holder shall cease and the holder of the converted Class A Common Stock shall be deemed to have become the holder of record of the shares of undesignated Common Stock into which such shares of Class A Common Stock have been converted as a result of the applicable Conversion Event.

                           (iii) The Board of Directors of the Corporation shall have the power to determine whether a Conversion Event has taken place with respect to any situation based upon the facts known to it. Each shareholder shall provide such information that the Corporation may reasonably request in order to ascertain facts or circumstances relating to a Transfer or proposed Transfer or a Conversion Event or proposed Conversion Event.

                           (c) Notwithstanding any other provision of this
                  Article V, shares of Class A Common Stock sold in a public offering of the Corporation's securities registered with the United States Securities and Exchange Commission (the "Public Offering"), regardless of the identity of the purchaser, transferee or other recipient of the disposition in the Public Offering, shall be automatically converted into a number of shares of undesignated Common Stock equal to the number of shares of Class A Common Stock sold in the Public Offering. Such conversion of shares of Class A Common Stock into shares of undesignated Common Stock shall be deemed to be effective at such time as the holder of the Class A Common Stock who is selling such shares in a Public Offering transfers such shares for disposition in the Public Offering, at which time the rights of the holder of the converted Class A Common Stock as such holder shall cease and the holder of the converted Class A Common Stock shall be deemed to have become the holder of record of the shares of undesignated Common Stock into which such shares of Class A Common Stock have been converted as a result of the Public Offering.

                           (d) The holder of shares of Class A Common Stock
                  converted pursuant to this Article V shall promptly surrender the certificate or certificates representing the shares so converted at the principal office of the Corporation (or such other office or agency of the Corporation as the Corporation may designate by notice in writing to the holders of Class A Common Stock) at any time during its usual business hours, and if such shares of Class A Common Stock are Uncertificated Shares, shall promptly notify the Corporation in writing of such transfer at the principal office of the Corporation (or such other office or agency of the Corporation as the Corporation may designate by notice in writing to the holders of the Class A Common Stock).

                           (e) In no event shall the Corporation be liable to
                  any such holder or any third party arising from any such conversion.

                           (f) The shares of undesignated Common Stock resulting
                  from a conversion of duly authorized, validly issued, fully paid and nonassessable shares of Class A Common Stock into shares of undesignated Common Stock pursuant to this Article V shall be duly authorized, validly issued, fully paid and nonassessable. Any share of Class A Common Stock which is converted into a share of undesignated Common Stock pursuant to this Article V shall become an authorized but unissued share of Class A Common Stock.

                           (g) The Corporation will at all times reserve and
                  keep available out of its authorized but unissued shares of undesignated Common Stock solely for the purpose of issue upon conversion of Class A Common Stock, such number of shares of undesignated Common Stock as shall then be issuable upon the conversion of all outstanding shares of Class A Common Stock.

                           (h) The issuance of certificates evidencing (or in
                  the case of Uncertificated Shares, the provision of applicable written statements or other documents with respect to) shares of undesignated Common Stock upon conversion of shares of Class A Common Stock shall be made without charge to the holders of such shares for any issue tax in respect thereof or other cost incurred by the Corporation in connection with such conversion; provided, however, the Corporation shall not be required to pay any tax that may be payable in respect of any Transfer involved in the issuance and delivery of any certificate in (or in the case of Uncertificated Shares, the provision of applicable written statements or other documents with respect to) a name other than that of the holder of the Class A Common Stock converted.

         E. Serial Preferred Stock. Shares of Preferred Stock not at the time designated as shares of a particular series pursuant to this Article (V)(E) or any other provision of these Articles of Incorporation may be issued from time to time in one or more additional series. The Board of Directors may determine, in whole or in part, the preferences, voting powers, qualifications and special or relative rights or privileges of any such series before the issuance of any shares of that series. The Board of Directors shall determine the number of shares constituting each series of Preferred Stock and each series shall have a distinguishing designation.

         Each share of each series of serial preferred stock shall have the same relative powers, preferences and rights as, and shall be identical in all respects with, all the other shares of the Corporation of the same series, except the times from which dividends on shares which may be issued from time to time of any such series may begin to accrue.

         F. Series A Convertible Preferred Stock. There shall be a series of Preferred Stock designated as "Series A Convertible Preferred Stock," and the number of shares constituting such series shall be 2,100,000. Such series is referred to herein as the "Series A Preferred Stock."

                  (1) Rank. All shares of the Series A Preferred Stock shall rank (i) prior to the Common Stock; (ii) prior to any class or series of capital stock of the Corporation now outstanding or hereafter created (unless, with the consent of a majority of the Holders, such hereafter created class or series of capital stock specifically, by its terms, ranks senior to or pari passu with the Series A Preferred Stock) (collectively, with the Common Stock, "Junior Securities"); and (iii) pari passu with any class or series of capital stock of the Corporation hereafter created (with the consent of a majority of the Holders) specifically ranking, by its terms, on parity with the Series A Preferred Stock (the "Pari Passu Securities"); and (iv) junior to any class or series of capital stock of the Corporation hereafter created (with the consent of a majority of the Holders) specifically ranking, by its terms, senior to the Series A Preferred Stock (the "Senior Securities"), in each case as to distribution of assets upon liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary.

                  (2) Dividends. No dividends shall be payable to the holder of shares of Series A Preferred Stock.

                  (3) Liquidation Preference. The Holders shall be entitled to such dividends paid and distributions made to the holders of Common Stock to the same extent as if such Holders had converted their shares of Preferred Stock into Common Stock (without regard to any limitations on conversion herein or elsewhere contained) and had been issued such Common Stock on the day before the record date for said dividend or distribution. Payments under the preceding sentence shall be made concurrently with the dividend or distribution to the holders of Common Stock.

                  (4) Voting Rights. Except as otherwise required by law, each share of outstanding Series A Preferred Stock shall entitle the holder thereof to vote on each matter submitted to a vote of the stockholders of the Corporation and to have the number of votes equal to the number authorized by the shares of Class A Common Stock into which such share of Series A Preferred Stock is then convertible pursuant to the provisions hereof at the record date for the determination of shareholders entitled to vote on such matters or, if no such record date is established, at the date such vote is taken or any written consent of stockholders becomes effective. Except as otherwise required by law or by these Articles, the holders of shares of Common Stock and Series A Preferred Stock shall vote together and not as separate classes.

                  (5) No Redemption. The shares of Series A Preferred Stock are not redeemable.

                  (6) Conversion Provisions.

                           (a) Conversion at Option of the Holders. Each share
                  of Series A Preferred Stock shall be convertible, at the option of the holder thereof, at any time on or after twelve
                  (12) months from and after the Closing Date, as defined in Paragraph H(2)(b) herein, into fully paid and nonassessable shares of Class A Common Stock and such other securities and property as hereinafter provided, initially at the Conversion Percentage defined in Paragraph F(9) of this Article V.

                           For the purpose of these Articles of Incorporation,
                  the term "Class A Common Stock" shall initially mean the class designated in these Articles of incorporation as Class A Common Stock, par value $.001 per share, of the Corporation subject to adjustment as hereinafter provided.

                           (b) Mechanics of Conversion. Any holder of shares of
                  Series A Preferred Stock desiring to convert such shares into Class A Common Stock shall surrender the certificate or certificates for such shares of Series A Preferred Stock at the office of the transfer agent for the Series A Preferred Stock, which certificate or certificates, if the Corporation shall so require, shall be duly endorsed to the Corporation or in blank, or accompanied by proper instruments of transfer to the Corporation or in blank, accompanied by irrevocable written notice to the Corporation that the holder elects so to convert such shares of Series A Preferred Stock and specifying the name or names (with address) in which a certificate or certificates for Class A Common Stock are to be issued.

                           (c) If at any time the number of outstanding shares
                  of Common Stock is increased by a stock split, stock dividend, combination, reclassification or other similar event, the number of shares of Common Stock issuable upon conversion of the Preferred Stock shall be proportionately increased, or if the number of outstanding shares of Common Stock is decreased by a reverse stock split, combination or reclassification of shares, or other similar event, the number of shares of Common Stock issuable upon conversion of the Preferred Stock shall be proportionately reduced. In such event, the Corporation shall notify the Corporation's transfer agent of such change on or before the effective date thereof.

                  (7) Protective Provisions. So long as any Preferred Shares are outstanding, the Corporation shall not, without first obtaining the approval of a majority of the Holders: (a) alter or change the rights, preferences or privileges of the Preferred Stock; (b) alter or change the rights, preferences or privileges of any capital stock of the Corporation so as to affect adversely the Preferred Stock; (c) create any Senior Securities; (d) create any pari passu Securities; (e) increase the authorized number of shares of Preferred Stock; (f) redeem or declare or pay any cash dividend or distribution on any Junior Securities, or (g) do any act or thing not authorized or contemplated by these Articles which would result in any taxation with respect to the Preferred Stock under Section 305 of the Internal Revenue Code of 1986, as amended, or any comparable provision of the Internal Revenue Code as hereafter from time to time amended, (or otherwise suffer to exist any such taxation as a result thereof).

                  (8) Outstanding Shares. For purposes of these Articles of Incorporation, all shares of Series A Preferred Stock shall be deemed outstanding except from the date of surrender of certificates representing shares of Series A Preferred Stock, all shares of Series A Preferred Stock converted into Class A Common Stock, from the date of registration of transfer, all shares of Series A Preferred Stock held of record by the Corporation or any subsidiary of the Corporation.

                  (9) Certain Definitions. As used in these Articles, the following terms shall have the following respective meanings:

                           "Affiliate" of any specified person means any other
                  person directly or indirectly controlling or controlled by or under Class A Common control with such specified person. For purposes of this definition, "control" when used with respect to any person means the power to direct the management and policies of such person, directly or indirectly, whether through the ownership of voting securities or otherwise; and the term "controlling" and "controlled" having meanings correlative to the foregoing.

                           "Class A Common Shares" shall mean the stock of the
                  Corporation described as Class A Common Stock in these Articles. However, Class A Common Shares issuable upon conversion of shares of this series shall include only shares of the class designated as Class A Common Shares as of the original date of issuance of shares of this Series, or shares of the Corporation of any class or classes resulting from any reclassification or reclassifications thereof and which have no preference in respect of dividends or of amounts payable in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Corporation and which are not subject to redemption by the Corporation; provided that if at any time there shall be more than one such resulting class, the shares of each such class then so issuable shall be substantially in the proportion which the total number of shares of such class resulting from such reclassifications bears to the total number of shares of all classes resulting from all such reclassifications.

                           "Conversion Percentage" shall mean 68.10% of the
                  Conversion Amount defined in Paragraph G(9) of this Article V, after the Conversion Amount is reduced by (i) the number of shares of Common Stock issued or issuable upon conversion of any shares of Series C Preferred Stock outstanding on the date of conversion, and (ii) the number of shares of Common Stock issued or issuable under conversion of any shares of Series B Preferred Stock outstanding on the date of conversion, that was issued subsequent to the Series B Preferred Stock issued in connection with the Agreement and Plan of Merger among the Corporation, TMI Acquisition Corp., a Nevada corporation and Exobox Technologies Corp., a Delaware corporation.

                           "Junior Securities, Pari Passu Securities, Senior
                  Securities" shall mean any class or series of capital stock of the Corporation now outstanding or hereafter created of capital stock specifically, by its terms, ranks senior to or pari passu with the Preferred Stock (collectively, with the Common Stock, "Junior Securities"); and (iii) pari passu with any class or series of capital stock of the Corporation hereafter created (with the consent of a majority of the Holders) specifically ranking, by its terms, on parity with the Preferred Stock (the "Pari Passu Securities"); and (iv) junior to any class or series of capital stock of the Corporation hereafter created (with the consent of a majority of the Holders) specifically ranking, by its terms, senior to the Preferred Stock (the "Senior Securities"), in each case as to distribution of assets upon liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary.

         G. Series B Preferred Stock. There shall be a series of Preferred Stock designated as "Series B Convertible Preferred Stock," and the number of shares constituting such series shall be 1,500,000. Such series is referred to herein as the "Series B Preferred Stock."

                  (1) Rank. All shares of the Series B Preferred Stock shall rank (i) prior to the Common Stock; (ii) prior to any class or series of capital stock of the Corporation now outstanding or hereafter created (unless, with the consent of a majority of the Holders, such hereafter created class or series of capital stock specifically, by its terms, ranks senior to or pari passu with the Series B Preferred Stock) (collectively, with the Common Stock, "Junior Securities"); and (iii) pari passu with any class or series of capital stock of the Corporation hereafter created (with the consent of a majority of the Holders) specifically ranking, by its terms, on parity with the Series B Preferred Stock (the "Pari Passu Securities"); and (iv) junior to any class or series of capital stock of the Corporation hereafter created (with the consent of a majority of the Holders) specifically ranking, by its terms, senior to the Series B Preferred Stock (the "Senior Securities"), in each case as to distribution of assets upon liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary.

                  (2) Dividends. No dividends shall be payable to the holder of shares of Series B Preferred Stock.

                  (3) Liquidation Preference. The Holders shall be entitled to such dividends paid and distributions made to the holders of Common Stock to the same extent as if such Holders had converted their shares of Preferred Stock into Common Stock (without regard to any limitations on conversion herein or elsewhere contained) and had been issued such Common Stock on the day before the record date for said dividend or distribution. Payments under the preceding sentence shall be made concurrently with the dividend or distribution to the holders of Common Stock.

                  (4) Voting Rights. Except as otherwise required by law, each share of outstanding Series B Preferred Stock shall entitle the holder thereof to vote on each matter submitted to a vote of the stockholders of the Corporation and to have the number of votes equal to the number (including any fraction) of shares of Common Stock into which such share of Series B Preferred Stock is then convertible pursuant to the provisions hereof at the record date for the determination of shareholders entitled to vote on such matters or, if no such record date is established, at the date such vote is taken or any written consent of stockholders becomes effective. Except as otherwise required by law or by these Articles, the holders of shares of Common Stock and Series B Preferred Stock shall vote together and not as separate classes.

                  (5) No Redemption. The shares of Series B Preferred Stock are not redeemable.

                  (6) Conversion Provisions.

                           (a) Conversion at Option of the Holders. Each share
                  of Series B Preferred Stock shall be convertible, at the option of the holder thereof, at any time on or after twelve
                  (12) months from and after the Closing Date, as defined in Paragraph H(2)(b) of this Article V, into fully paid and nonassessable shares of undesignated Common Stock and such other securities and property as hereinafter provided, at the Conversion Percentage defined in Paragraph G(9) of this
                  Article V.

                  For the purpose of these Articles of Incorporation, the term "Common Stock" shall initially mean the class designated in Paragraph C of this Article V as Common Stock, par value $.001 per share, of the Corporation as of August 31, 2005 subject to adjustment as hereinafter provided.

                           (b) Mechanics of Conversion. Any holder of shares of
                  Series B Preferred Stock desiring to convert such shares into Common Stock shall surrender the certificate or certificates for such shares of Series B Preferred Stock at the office of the transfer agent for the Series B Preferred Stock, which certificate or certificates, if the Corporation shall so require, shall be duly endorsed to the Corporation or in blank, or accompanied by proper instruments of transfer to the Corporation or in blank, accompanied by irrevocable written notice to the Corporation that the holder elects so to convert such shares of Series B Preferred Stock and specifying the name or names (with address) in which a certificate or certificates for Common Stock are to be issued.

                           (c) If at any time the number of outstanding shares
                  of Common Stock is increased by a stock split, stock dividend, combination, reclassification or other similar event, the number of shares of Common Stock issuable upon conversion of the Preferred Stock shall be proportionately increased, or if the number of outstanding shares of Common Stock is decreased by a reverse stock split, combination or reclassification of shares, or other similar event, the number of shares of Common Stock issuable upon conversion of the Preferred Stock shall be proportionately reduced. In such event, the Corporation shall notify the Corporation's transfer agent of such change on or before the effective date thereof.

                  (7) Protective Provisions. So long as any Preferred Shares are outstanding, the Corporation shall not, without first obtaining the approval of a majority of the Holders: (a) alter or change the rights, preferences or privileges of the Preferred Stock; (b) alter or change the rights, preferences or privileges of any capital stock of the Corporation so as to affect adversely the Preferred Stock; (c) create any Senior Securities; (d) create any pari passu Securities; (e) increase the authorized number of shares of Preferred Stock; (f) redeem or declare or pay any cash dividend or distribution on any Junior Securities, or (g) do any act or thing not authorized or contemplated by these Articles which would result in any taxation with respect to the Preferred Stock under Section 305 of the Internal Revenue Code of 1986, as amended, or any comparable provision of the Internal Revenue Code as hereafter from time to time amended, (or otherwise suffer to exist any such taxation as a result thereof).

                  (8) Outstanding Shares. For purposes of these Articles of Incorporation, all shares of Series B Preferred Stock shall be deemed outstanding except from the date of surrender of certificates representing shares of Series B Preferred Stock, all shares of Series B Preferred Stock converted into Common Stock, from the date of registration of transfer, all shares of Series B Preferred Stock held of record by the Corporation or any subsidiary of the Corporation.

                  (9) Certain Definitions. As used in these Articles, the following terms shall have the following respective meanings:

                           "Affiliate" of any specified person means any other
                  person directly or indirectly controlling or controlled by or under Common control with such specified person. For purposes of this definition, "control" when used with respect to any person means the power to direct the management and policies of such person, directly or indirectly, whether through the ownership of voting securities or otherwise; and the term "controlling" and "controlled" having meanings correlative to the foregoing.

                           "Common Shares" shall mean the stock of the
                  Corporation described as Common Stock in these Articles. However, Common Shares issuable upon conversion of shares of this series shall include only shares of the class designated as Common Shares as of the original date of issuance of shares of this Series, or shares of the Corporation of any class or classes resulting from any reclassification or reclassifications thereof and which have no preference in respect of dividends or of amounts payable in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Corporation and which are not subject to redemption by the Corporation; provided that if at any time there shall be more than one such resulting class, the shares of each such class then so issuable shall be substantially in the proportion which the total number of shares of such class resulting from such reclassifications bears to the total number of shares of all classes resulting from all such reclassifications.

                           "Conversion Amount" shall mean ninety seven (97%)
                  percent of the number of shares calculated by dividing the total number of outstanding shares of Common Stock immediately prior to the conversion of any shares and any series of convertible stock by three one-hundredths (.03). As a result, the outstanding shares of Series A, Series B and Series C Preferred Stock shall be convertible into a total of 97% of the total number of outstanding shares of all classes of Common Stock immediately after such conversion.

                           "Conversion Percentage" shall mean 31.9% of the
                  Conversion Amount defined in this Paragraph 9, after the Conversion Amount is reduced by (i) the number of shares of Common Stock issued or issuable upon conversion of any shares of Series C Preferred Stock outstanding on the date of conversion, and (ii) the number of shares of Common Stock issued or issuable upon conversion of any shares of Series B Preferred Stock outstanding on the date of conversion that was issued subsequent to the Series B Preferred Stock issued in connection with the Agreement and Plan of Merger among the Corporation, TMI Acquisition Corp., a Nevada corporation and Exobox Technologies Corp., a Delaware corporation.

                           "Junior Securities, Pari Passu Securities, Senior
                  Securities" shall mean any class or series of capital stock of the Corporation now outstanding or hereafter created of capital stock specifically, by its terms, ranks senior to or pari passu with the Preferred Stock (collectively, with the Common Stock, "Junior Securities"); and (iii) pari passu with any class or series of capital stock of the Corporation hereafter created (with the consent of a majority of the Holders) specifically ranking, by its terms, on parity with the Preferred Stock (the "Pari Passu Securities"); and (iv) junior to any class or series of capital stock of the Corporation hereafter created (with the consent of a majority of the Holders) specifically ranking, by its terms, senior to the Preferred Stock (the "Senior Securities"), in each case as to distribution of assets upon liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary.

         H. Series C Preferred Stock. There shall be a series of Preferred Stock designated as "Series C Convertible Preferred Stock," and the number of shares constituting such series shall be 20,000 each in the Face Amount of $25.00. The total shares of such series are convertible into the Conversion Percentage defined in subparagraph 2(d) hereinabove and is referred to herein as the "Series C Preferred Stock."

                  (1) Dividends. No dividends shall be payable to the holders of shares of Series C Preferred Stock.

                  (2) Certain Definitions. The following terms shall have the following meanings:

                           (a) "Business Day" means any day other than a
                  Saturday, Sunday or a day on which banks in Nevada are permitted or required by law to be closed.

                           (b) "Closing Date" means the date of the "First
                  Closing" as defined in the Securities Purchase Agreement.

                           (c) "Common Stock" means the common stock, $0.001 par
                  value, of the Corporation.

                           (d) "Conversion Percentage" means 5.1546391% of the
                  number of shares calculated by dividing the total number of outstanding shares of Common Stock immediately prior to the conversion of any shares of any series of convertible stock by three one-hundredths (.03). If all shares of the Series C Preferred Stock are issued, all such shares are collectively convertible into five (5%) percent of the total number of outstanding shares of all classes of Common Stock immediately after conversion of all outstanding shares of Series A, Series B, and Series C Preferred Stock.

                           (e) "Holders" means the initial Holders of the Series
                  C Preferred Stock and their transferees.

                           (f) "Material Adverse Change" means the occurrence of
                  a material adverse change or development in the business, properties, operations, financial condition, results of operation or prospects of the Corporation.

                           (g) "Securities Purchase Agreement" means the
                  Securities Purchase Agreement by and between the Corporation and Castlegate Group, Ltd., as amended from time to time in accordance with the terms thereof.

                  (3)  Conversion.

                           (a) Conversion at the Option of Holder. Each Holder
                  may, at any time and from time to time convert any or all of its shares of Series C Preferred Stock into the pro rata part of the total number of fully paid and nonassessable shares of Common Stock of the entire series based upon the Conversion Percentage defined in Paragraph H(2) of this Article V. The Conversion Amount is subject to adjustment as provided in section (8).

                           (b) Mechanics of Conversion. To convert the Preferred
                  Shares, a Holder shall: (i) fax (or otherwise deliver by other means resulting in notice) a copy of the fully executed Notice of Conversion in the form of Exhibit A hereto to the Corporation and (ii) within three (3) Business Days surrender or cause to be surrendered to the Corporation the certificates representing the Series C Preferred Stock being converted (the "Series C Preferred Stock Certificates") accompanied by duly executed stock powers and the original executed version of the Notice of Conversion. The date of the Corporation's receipt of the Notice of Conversion (i) shall be the "Conversion Date."

                           (c) Conversion Disputes. In the case of any dispute
                  with respect to a conversion, the Corporation shall promptly issue such number of shares of Common Stock as are not disputed in accordance with the other provisions of this section (3). If such dispute involves the calculation of the Conversion Amount, the Corporation shall submit the disputed calculations to an independent accounting firm of national standing, acceptable to Holder, via facsimile within two (2) Business Days of receipt of the Notice of Conversion. The accounting firm shall audit the calculations and notify the Corporation and the Holder of the results no later than two
                  (2) Business Days from the date it receives the disputed calculations. The accounting firm's calculation shall be deemed conclusive, absent manifest error. The Corporation shall then issue the appropriate number of shares of Common Stock in accordance with this section (3).

                           (d) Timing of Conversion. No later than the third
                  Business Day following the Conversion Date (the "Delivery Period"), provided that the Corporation has received prior to such date the Series C Preferred Stock Certificates (or the Holder has satisfied the provisions of section (11)(A), if applicable), the Corporation shall deliver to the Holder (or at its direction) (x) that number of shares of Common Stock issuable upon conversion of the number of Preferred Shares being converted and (y) a certificate representing the number of Preferred Shares not being converted, if any. The person or persons entitled to receive shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder of such shares at the close of business on the Conversion Date and such shares shall be issued at such time, unless the Notice of Conversion is revoked as provided in section (3)(d). The Delivery Period shall be extended until the Business Day following the date of delivery to the Corporation of the Series C Preferred Stock Certificates to be converted or satisfaction of the provisions of section
                  (11)(a), if applicable.

                           (e) Revocation of Notice of Conversion. In addition
                  to any other remedies which may be available to the Holder, in the event the Corporation fails for any reason to effect delivery to the Holder of certificates representing the shares of Common Stock receivable upon conversion of the Preferred Shares (or, solely as expressly permitted pursuant to sections
                  (4)(b) and (4)(e), to effect a Cash Conversion (as defined below)) by the Business Day following the expiration of the Delivery Period (which certificates shall be unlegended after the Effective Date), the Holder may revoke the Notice of Conversion by delivering a notice to such effect to the Corporation. Upon receipt by the Corporation of such a revocation notice, the Corporation shall immediately return the subject Series C Preferred Stock certificates and other conversion documents, if any, delivered by Holder, to the Holder, and the Corporation and the Holder shall each be restored to their respective positions held immediately prior to delivery of the Notice of Conversion; provided however, that the Corporation shall remain liable for payment of the amounts determined pursuant to section (5)(a) hereof for each day falling between the trading day following the Delivery Period and the date of the revocation notice is received by the Corporation, and shall also remain liable for any damages suffered by Holder.

                           (f) Maturity; Required Redemption. All Preferred
                  Shares outstanding on the third anniversary of the Closing Date will be redeemed on such date in cash equal to the aggregate Face Amount thereof. To the extent that the Preferred Shares are not so redeemed in cash on such date, the Holder may continue to convert such Preferred Shares in accordance with the other terms of these Articles of Incorporation.

                           (g) Stamp, Documentary and Other Similar Taxes. The
                  Corporation shall pay all stamp, documentary, issuance and other similar taxes which may be imposed with respect to the issuance and delivery of the shares of Common Stock pursuant to conversion of the Series C Preferred Stock; provided that the Corporation will not be obligated to pay stamp, transfer or other taxes resulting from the issuance of Common Stock to any person other than the registered holder of the Series C Preferred Stock.

                           (h) No Fractional Shares. No fractional shares of
                  Common Stock are to be issued upon the conversion of Series C Preferred Stock, but the Corporation shall pay a cash adjustment in respect of any fractional share which would otherwise be issuable in an amount equal to the same fraction of the Closing Bid Price on the Conversion Date of a share of Common Stock; provided that in the event that sufficient funds are not legally available for the payment of such cash adjustment any fractional shares of Common Stock shall be rounded up to the next whole number.

                           (i) Five Percent Holdings. Notwithstanding anything
                  to the contrary contained herein, the Series C Preferred Stock shall not be convertible by a Holder to the extent (but only to the extent) that, if convertible by such Holder, such Holder, or any of its affiliates (as defined under Rule 12b-2 of the Securities Exchange Act of 1934, as amended), would beneficially own in excess of 4.9% of the shares of Common Stock (the "4.9% Limitation"). To the extent the foregoing limitation applies, the determination of whether Series C Preferred Stock shall be convertible (vis-a-vis other securities owned by such Holder) and of which Series C Preferred Stock shall be convertible (as among shares of Series C Preferred Stock) shall be in the sole discretion of the Holder and submission of the Series C Preferred Stock for conversion shall be deemed to be the Holder's determination of whether such Series C Preferred Stock is convertible (vis-a-vis other securities owned by such Holder) and of which shares of Series C Preferred Stock are convertible (as among shares of Series C Preferred Stock), subject to such aggregate percentage limitation. No prior inability to convert Series C Preferred Stock pursuant to this section shall have any effect on the applicability of the provisions of this section with respect to any subsequent determination of convertibility. For the purposes of this section, beneficial ownership and all determinations and calculations, including without limitation, with respect to calculations of percentage ownership, shall be made in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and Regulation 13D and G thereunder. The provisions of this section may be implemented in a manner otherwise than in strict conformity with the terms of this section with the approval of the Board of Directors of the Corporation and a Holder: (i) with respect to any matter to cure any ambiguity herein, to correct this subsection (or any portion thereof) which may be defective or inconsistent with the intended 4.9% beneficial ownership limitation herein contained or to make changes or supplements necessary or desirable to properly give effect to such 4.9% limitation; and
                  (ii) with respect to any other matter, with the further consent of the holders of majority of the then outstanding shares of Common Stock. The Provisions of this section may be waived by a Holder upon ninety (90) days prior written notice from such Holder to the Corporation, including, without limitation, a limited waiver to increase the 4.9% limit herein contained to any other percentage specified by Holder. The limitations contained in this section shall apply to a successor Holder of Series C Preferred Stock if, and to the extent, elected by such successor Holder concurrently with its acquisition of such Series C Preferred Stock, such election to be promptly confirmed in writing to the Corporation (provided no transfer or series of transfers to a successor Holder or Holders shall be used by a Holder to evade the limitations contained herein).

                  (4) Reservation of Authorized Shares of Common Stock; Limitation on Number of Conversion Shares.

                           (a) Reservation of Common Stock. Subject to the
                  provisions of this section (4), the Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the Series C Preferred Stock a sufficient number of shares of Common Stock to provide for the conversion of all outstanding Preferred Shares upon issuance of shares of Common Stock (the "Reserved Amount"). The Reserved Amount shall be allocated among the Holders as provided in section (4)(c). If the Reserved Amount for any three (3) consecutive trading days (the last of such three (3) trading days being the "Authorization Trigger Date") is less than one hundred percent (100%) of the number of shares of Common Stock issuable on such trading days upon conversion of the outstanding Series C Preferred Stock (without giving effect to any limitation on conversion or exercise thereof) then the Corporation shall immediately notify the Holders of such occurrence and shall immediately take all necessary action (including stockholder approval to authorize the issuance of additional shares of Common Stock) to increase the Reserved Amount to one hundred percent (100%) of the number of shares of Common Stock issuable upon conversion of the outstanding Series C Preferred Stock and (without giving effect to any limitation on conversion or exercise thereof).

                           (b) Limitation on Number of Common Shares to be
                  Issued. Unless the Stockholder Approval (as defined below) is obtained, the Corporation shall not be obligated to issue, in the aggregate, more than 20,000,000 shares of Common Stock upon conversion of the Preferred Shares (the "Common Share Limit"), such amount to be proportionally and equitably adjusted from time to time in the event of stock splits, stock dividends, combinations, reverse stock splits, reclassifications, capital reorganizations and similar events relating to the Common Stock). If the Stockholder Approval has not been obtained at any time that the Common Share Limit with respect to any Holder has been reached, Notices of Conversion by such Holder shall be honored by payment to such Holder of cash in an amount equal to the Conversion Amount multiplied by the number of shares of Common Stock which would be issuable in satisfaction of the applicable Notice of Conversion (such payment being referred to herein as a "Cash Conversion"). If the Stockholder Approval has been obtained at any time, the Corporation shall have the right, subject to delivery of the notice required by section (4)(e) below, to honor any Notices of Conversion for shares of Common Stock in excess of the Common Share Limit by (a) delivery of shares of Common Stock or (b) by Cash Conversion.

                           (c) Allocation of Reserved Amount, Common Share
                  Limit. The Reserved Amount and the Common Share Limit shall be allocated among the Initial Holders according to the number of Preferred Shares issued to each such Holder on the Closing Date. Any shares of Common Stock which were initially allocated to any Holder remaining after such Holder no longer owns any Preferred Shares shall be allocated among the remaining Holders pro rata, based on the number of Preferred Shares then held by such Holders.

                           (d) Share Authorization. The Corporation shall
                  solicit by proxy the authorization (the "Stockholder Approval") by the stockholders of the Corporation of the issuance of shares of Common Stock upon conversion of shares of Series C Preferred Stock pursuant to the terms hereof in the aggregate in excess of twenty (20) percent of the outstanding shares of Common Stock and to eliminate any prohibitions under the rules or regulations of any stock exchange, interdealer quotation system or other self-regulatory organization with jurisdiction over the Corporation or any of its securities on the Corporation's ability to issue shares of Common Stock in excess of the Common Share Limit and use its commercially reasonable efforts to obtain the Stockholder Approval no later than one hundred and twenty (120) days following the date of the First Closing.

                           (e) Obligation to Notify. If the Corporation has not
                  received the Stockholder Approval by the date that is one hundred and twenty (120) days following the First Closing, the Corporation shall, on or prior to such date, notify the Holders. The Corporation shall immediately notify the Holders if, at any time, the Stockholder Approval is obtained. Following receipt of Stockholder Approval, the Corporation shall have the right, by notice to all of the Holders not less than five (5) Business Days prior to the first day of any month, to elect to honor all Notices of Conversion solely by Cash Conversion (and not by delivery of Common Stock) during such month. Each such notice (a "Notice of Cash Conversion") shall be effective only with respect to the single month designated therein, and shall specify, as of the date of delivery of such notice, the unissued portion of the Common Share Limit of the Holder to whom such notice is being delivered.

                  (5) Failure to Convert.

                           (a) Conversion Defaults. If, at any time, (x) the
                  Conversion Date has occurred and the Corporation fails for any reason to deliver, on or prior to the fifth Business Day following the expiration of the Delivery Period for such conversion (said period of time being the "Extended Delivery Period"), such number of shares of Common Stock to which such Holder is entitled upon such conversion, or (y) the Corporation provides notice (including by way of public announcement) to any Holder at any time of its intention not to issue shares of Common Stock upon exercise by any Holder of its conversion rights (other than because such issuance would exceed such Holder's allocated portion of the Reserved Amount) (each of (x) and (y) being a "Conversion Default"), then the Corporation shall pay to the affected Holder, in the case of a Conversion Default described in clause (x) above, and to all Holders, in the case of a Conversion Default described in clause (y) above, an amount equal to 1% of the Face Amount of the Series C Preferred Stock with respect to which the Conversion Default exists (which amount shall be deemed to be the aggregate Face Amount of all outstanding Series C Preferred Stock in the case of a Conversion Default described in clause (y) above) for each five days thereafter until the Cure Date. "Cure Date" means (i) with respect to a Conversion Default described in clause (x) of its definition, the date the Corporation effects the conversion of the portion of the Series C Preferred Stock submitted for conversion and (ii) with respect to a Conversion Default described in clause (y) of its definition, the date the Corporation undertakes in writing to issue Common Stock in satisfaction of all conversions of Series C Preferred Stock (provided that the Corporation thereafter so performs such obligations). The Corporation shall promptly provide each Holder with notice of the occurrence of a Conversion Default with respect to any of the other Holders. Notwithstanding anything in this section
                  (5)(a) or anywhere else in this Agreement to the contrary, no Conversion Default shall be deemed to occur if, prior to expiration of the Delivery Period, the Corporation has made to the Holder the cash payment permitted to be made pursuant to section (4)(b) following issuance to such Holder of such Holder's allocated portion of the Common Share Limit.

                           (b) Conversion Default Payments. The payments to
                  which a Holder shall be entitled pursuant to section (5)(a) are referred to herein as "Conversion Default Payments." Conversion Default Payments shall be paid in cash within two
                  (2) Business Days of written demand from a Holder. Such payment shall be made in accordance with and be subject to the provisions of section (7)(b).

                  (6) Redemption. The Corporation may not redeem or call the Series C Preferred Stock without the consent of the Holder of the Series C Preferred Stock.

                  (7) Rank. Except as provided in these Articles, all shares of Series C Preferred Stock shall rank pari passu to all of the Corporation's Common Stock, par value $.001 per share (the "Common Stock"), now or hereafter issued, both as to payment of dividends and as to distributions of assets upon liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary

                  (8) Adjustments to the Conversion Amount; Certain Protections. The Conversion Amount shall, in order to accomplish the results contemplated in these Articles of Incorporation, be subject to adjustment from time to time as follows:

                           (a) Stock Splits, Stock Dividends, Etc. If at any
                  time on or after the Closing Date, the number of outstanding shares of Common Stock is increased by a stock split, stock dividend, combination, reclassification or other similar event, the number of shares of Common Stock issuable upon conversion of the Series C Preferred Stock shall be proportionately increased, or if the number of outstanding shares of Common Stock is decreased by a reverse stock split, combination or reclassification of shares, or other similar event, the number of shares of Common Stock issuable upon conversion of the Series C Preferred Stock shall be proportionately reduced. In such event, the Corporation shall notify the Corporation's transfer agent of such change on or before the effective date thereof.

                           (b) Certain Public Announcements. In the event that
                  (i) the Corporation makes a public announcement that it intends to consolidate or merge with any other entity (other than a merger in which the Corporation is the surviving or continuing entity and its capital stock is unchanged and there is no distribution thereof) or to sell or transfer all or substantially all of the assets of the Corporation or (ii) any person, group or entity (including the Corporation) publicly announces a tender offer in connection with which such person, group or entity seeks to purchase 50% or more of the Common Stock (the date of the announcement referred to in clause (i) or (ii) of this paragraph is hereinafter referred to as the "Announcement Date"), then the Conversion Amount shall, effective upon the Announcement Date and continuing through the consummation of the proposed tender offer or transaction or the Abandonment Date (as defined below), be equal to the lesser of (x) the Conversion Amount calculated as provided in section (3) the (y) the Conversion Amount which would have been applicable for Conversion occurring on the Announcement Date. From and after the Abandonment Date, as the case may be, the Conversion Amount shall be determined as set forth in section (3). The "Abandonment Date" means with respect to any proposed transaction or tender offer for which a public announcement as contemplated by this paragraph has been made, the date which is seven (7) trading days after the date upon which the Corporation (in the case of clause (i) above) or the person, group or entity (in the case of clause (ii) above) publicly announces the termination or abandonment of the proposed transaction or tender offer which causes this paragraph to become operative.

                           (c) Major Transactions. If the Corporation shall
                  consolidate with or merge into any corporation or reclassify its outstanding shares of Common Stock (other than by way of subdivision or reduction of such shares) (each a "Major Transaction"), then each Holder shall thereafter be entitled to receive consideration, in exchange for each share of Series C Preferred Stock held by it, equal to the greater of, as determined in the sole discretion of such Holder: (i) the number of shares of stock or securities or property of the Corporation, or of the entity resulting from such Major Transaction (the "Major Transaction Consideration"), to which a Holder of the number of shares of Common Stock delivered upon conversion of such shares of Series C Preferred Stock would have been entitled upon such Major Transaction had the Holder's Preferred Shares been converted (without regard to any limitations on conversion herein contained) on the trading date immediately preceding the public announcement of the transaction resulting in such Major Transaction and had such Common Stock been issued and outstanding and had such Holder been the holder of record of such Common Stock at the time of such Major Transaction, and the Corporation shall make lawful provision therefore as a part of such consolidation, merger or reclassification; and (ii) 125% of the Face Amount of such shares of Series C Preferred Stock in cash. No sooner than ten
                  (10) days nor later than five (5) days prior to the consummation of the Major Transaction, but not prior to the public announcement of such Major Transaction, the Corporation shall deliver written notice ("Notice of Major Transaction") to each Holder, which Notice of Major Transaction shall be deemed to have been delivered one (1) Business Day after the Corporation's sending such notice by telecopy (provided that the Corporation sends a confirming copy of such notice on the same day by overnight courier). Such Notice of Major Transaction shall indicate the amount and type of the Major Transaction Consideration which such Holder would receive under this section (8)(c). If the Major Transaction Consideration does not consist entirely of United States dollars, such Holder may elect to receive United States dollars in an amount equal to the value, determined by a reputable accounting firm selected by the Corporation that is reasonably acceptable to a majority of the Holders of the Major Transaction Consideration in lieu of the Major Transaction Consideration which does not consist entirely of United States Dollars, by delivering notice of such election to the Corporation within five (5) days of the Holder's receipt of the Notice of Major Transaction.

                           (d) Issuance of Other Securities. If, at any time
                  after the First Closing the Corporation shall issue any securities which are convertible into or exchangeable for Common Stock ("Convertible Securities") either (i) at a conversion or exchange rate based on a discount from the market price of the Common Stock at the time of conversion or exercise or (ii) with a fixed conversion or exercise price less than the Conversion Amount, then, at the Holder's option:
                  (x) in the case of clause (i), the Conversion Amount in respect of any conversion of Series C Preferred Stock after such issuance shall be calculated utilizing the greatest discount applicable to any such Convertible Securities, to the extent such calculation would result in a lower Conversion Amount; and (y) in the case of clause (ii), the Conversion Amount will be reduced to such lesser conversion or exercise price, to the extent that this would result in a lower Conversion Amount.

                           (e) Adjustment Due to Distribution. If at any time
                  after the Closing Date, the Corporation shall declare or make any distribution of its assets (or rights to acquire its assets) to holders of Common Stock as a partial liquidating dividend, by way of return of capital or otherwise (including any dividend or distribution to the Corporation's stockholders in cash or shares (or rights to acquire shares) of capital stock of a subsidiary (i.e. a spin-off) (a "Distribution"), then the Conversion Amount shall be equitably adjusted to take account of such distribution.

                           (f) Purchase Rights. If at any time after the Closing
                  Date, the Corporation issues any Convertible Securities or rights to purchase stock, warrants, securities or other property (the "Purchase Rights") pro rata to the record holders of any class of Common Stock, then the Holders will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which such Holder could have acquired if such Holder had held the number of shares of Common Stock acquirable upon complete conversion of the Series C Preferred Stock (without regard to any limitations on conversion or exercise herein or elsewhere contained) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Common Stock are to be determined for the grant, issue or sale of such Purchase Rights.

                           (g) Notice of Adjustments. Upon the occurrence of
                  each adjustment or readjustment of the Conversion Amount pursuant to this section (8), the Corporation, at its expense, shall promptly compute such adjustment or readjustment and prepare and furnish to each Holder a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any Holder, furnish to such Holder a like certificate setting forth (i) such adjustment or readjustment, (ii) the Conversion Amount at the time in effect and (iii) the number of shares of Common Stock and the amount, if any, of other securities or property which at the time would be received upon conversion of a share of Series C Preferred Stock.

                  (9) Voting Rights. No holder of the Series C Preferred Stock shall be entitled to vote on any matter submitted to the shareholders of the Corporation for their vote, waiver, release or other action, except as may be otherwise expressly required by law.

                  (10) Protection Provisions. So long as any Preferred Shares are outstanding, the Corporation shall not, without first obtaining the approval of a majority of the Holders: (a) alter or change the rights, preferences or privileges of the Series C Preferred Stock; (b) alter or change the rights, preferences or privileges of any capital stock of the Corporation so as to affect adversely the Series C Preferred Stock;
         (c) create any Senior Securities; (d) create any Pari Passu Securities;
         (e) increase the authorized number of shares of Series C Preferred Stock; (f) redeem or declare or pay any cash dividend or distribution on any Junior Securities, or (g) do any act or thing not authorized or contemplated by these Articles of Incorporation which would result in any taxation with respect to the Series C Preferred Stock under Section 305 of the Internal Revenue Code of 1986, as amended, or any comparable provision of the Internal Revenue Code as hereafter from time to time amended, (or otherwise suffer to exist any such taxation as a result thereof).

                  (11)  Miscellaneous.

                           (a) Lost or Stolen Certificates. Upon receipt by the
                  Corporation of (i) evidence of the loss, theft, destruction or mutilation of any Series C Preferred Stock Certificate(s) and
                  (ii) (y) in the case of loss, theft or destruction, of indemnity reasonably satisfactory to the Corporation, or (z) in the case of mutilation, upon surrender and cancellation of the Series C Preferred Stock Certificate(s), the Corporation shall execute and deliver new Series C Preferred Stock Certificate(s) of like tenor and date. However, the Corporation shall not be obligated to reissue such lost, stolen, destroyed or mutilated Series C Preferred Stock Certificate(s) if the Holder contemporaneously requests the Corporation to convert such Series C Preferred Stock.

                           (b) Statements of Available Shares. Upon request, the
                  Corporation shall deliver to each Holder a written report notifying the Holders of any occurrence which prohibits the Corporation from issuing Common Stock upon any such conversion. The report shall also specify (i) the total number of shares of Series C Preferred Stock outstanding as of the date of the request, (ii) the total number of shares of Common Stock issued upon all conversions of Series C Preferred Stock through the date of the request, (iii) the total number of shares of Common Stock which are reserved for issuance upon conversion of the Series C Preferred Stock as of the date of the request, and (iv) the total number of shares of Common Stock which may thereafter be issued by the Corporation upon conversion of the Series C Preferred Stock before the Corporation would exceed the Common Share Limit and Reserved Amount. The Corporation shall, within five (5) days after delivery to the Corporation of a written request by any Holder, provide all of the information enumerated in this section (11)(b) and, at the request of a Holder, make public disclosure thereof.

                           (c) Payment of Cash; Defaults. Whenever the
                  Corporation is required to make any cash payment to a Holder under these Articles of Incorporation (as a Conversion Default Payment, Redemption Amount or otherwise), such cash payment shall be made to the Holder by the method (by certified or cashier's check or wire transfer of immediately available funds) elected by such Holder. If such payment is not delivered when due such Holder shall thereafter be entitled to interest on the unpaid amount until such amount is paid in full to the Holder at a per annum rate equal to the lower of
                  (x) eighteen percent (18%) and (y) the highest interest rate permitted by applicable law.

                           (d) Conversion of Default Amounts. In addition, and
                  notwithstanding anything to the contrary contained in these Articles, a Holder may elect in writing to convert all or any portion of accrued Default Amounts, at any time and from time to time, into Common Stock at the lowest Conversion Amount in effect during the period beginning on the date of the default with respect thereto through the cure date for such default. In the event that a Holder elects to convert all or any portion of the Default Amounts into Common Stock, the Holder shall so notify the Corporation on a Notice of Conversion of such portion of the Default Amounts which such holder elects to so convert and such conversion shall otherwise be effected in accordance with the provisions of, and subject to limitations contained in section (3).

                           (e) Remedies, Characterizations, Other Obligations,
                  Breaches and Injunctive Relief. The remedies provided in these Articles of incorporation shall be cumulative and in addition to all other remedies available under these Articles of Incorporation, at law or in equity (including a decree of specific performance and/or other injunctive relief), no remedy contained herein shall be deemed a waiver of compliance with the provisions giving rise to such remedy and nothing herein shall limit a Holder's right to pursue actual damages for any failure by the Corporation to comply with the terms of these Articles of Incorporation (including, without limitation, damages incurred to effect "cover" purchase of shares of Common Stock anticipated to be received upon a conversion hereunder and not received in accordance with the terms hereof). Corporation covenants to each Holder that there shall be no characterization concerning this instrument other than as expressly provided herein; provided, however, that the Corporation shall be entitled to prepare summaries of these Articles of Incorporation for purposes of complying with its disclosure obligations and in connection with bona fide disputes as to the operations of the provisions of these Articles of Incorporation. Amounts set forth or provided for herein with respect to payments, conversion and the like (and the computation thereof) shall be the amounts to be received by the Holder hereof and shall not, except as expressly provided herein, be subject to any other obligation of the Corporation (or the performance thereof). The Corporation acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the holders of Series C Preferred Stock and that the remedy at law for any such breach may be inadequate. The Corporation therefore agrees that, in the event of any such breach or threatened breach, the Holders shall be entitled, in addition to all other available remedies, to an injunction restraining any breach, without the necessity of showing economic loss and without any bond or other security being required.

                           (f) Specific Shall Not Limit General; References to
                  "Series C Preferred Stock." No specific provision contained in these Articles of Incorporation shall limit or modify any more general provision contained herein. These Articles of Incorporation shall be deemed to be jointly drafted by the Corporation and the Holders and shall not be construed against any person as the drafter. Any reference herein to Preferred Shares, Series C Preferred Stock or an unspecified amount of Preferred Shares or Series C Preferred Stock shall be deemed to include, without limitation, all shares of Series C Preferred Stock issued or then issuable as a dividend or otherwise in satisfaction of any obligation of the Corporation with respect to any Series C Preferred Stock issued on the date hereof.

                           (g) Failure or Indulgency Not Waiver. No failure or
                  delay on the part of a Holder in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, not shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.


                                   ARTICLE VI
                                Preemptive Rights

         No holder of any of the shares of any class or series of stock or of options, warrants or other rights to purchase shares of any class or series of stock or of other securities of the Corporation shall have any preemptive right to purchase or subscribe for any unissued stock of any class or series, or any unissued bonds, certificates of indebtedness, debentures or other securities convertible into or exchangeable for stock or carrying any right to purchase stock that may be issued pursuant to resolution of the board of directors of the Corporation to such persons, firms, corporations or associations, whether or not holders thereof, upon such terms as may be deemed advisable by the board of directors in the exercise of its sole discretion.


                                   ARTICLE VII
                                    Directors

         The business and affairs of the Corporation shall be managed by or under the direction of the board of directors, which shall consist of not fewer than one (1) and nor more than nine (9) directors, the exact number to be determined and increased or decreased from time to time by resolution adopted by the board of directors, providing that the number of directors shall not be reduced to less than one (1).

         In furtherance, but not in limitation of the powers conferred by statute, the board of directors is expressly authorized to do the following:

                  (a) Designate one (1) or more committees, each committee to consist of one or more of the directors of the Corporation and such number of natural persons who are not directors as the board of directors shall designate, which to the extent provided in the Resolution, or in the Bylaws of the Corporation, shall have and may exercise the powers of the board of directors in the management of the business and affairs of the Corporation.

                  (b) As provide by Nevada Revised Statutes 78.140, without repeating the section in full here, the same is adopted and no contract or other transaction between this Corporation and any of its officers, agents or directors shall be deemed void or voidable solely for that reason. The balance of the provisions of the code section cited, as it now exists, allowing such transactions, is hereby incorporated into this Article as though more fully set forth, and such Article shall be read and interpreted to provide the greatest latitude in its application.

                  (c) Increase or decrease the number of issued and outstanding shares of the same class or series held by each stockholder of record at the effective date and time of the change without correspondingly increasing or decreasing the number of authorized shares of the class or series except as otherwise provided in subparagraph (f) below, by a resolution adopted by the board of directors, without obtaining the approval of the stockholders.

                  (d) If a proposed increase or decrease in the number of issued and outstanding shares of any class or series would adversely alter or change any preference or any relative or other right given to any other class or series of outstanding shares, then the decrease must be approved by the vote, in addition to any vote required, of the holders of shares representing a majority of the voting power of each class or series whose preference or rights are adversely affected by the increase or decrease, regardless of limitations or restrictions on the voting power thereof. The increase or decrease does not have to be approved by the vote of the holders of shares representing a majority of the voting power in each class or series whose preference or rights are adversely affected by the increase or decrease if the articles of incorporation specifically deny the right to vote on such an increase or decrease.


                                  ARTICLE VIII
                                 Indemnification

         Any person who was or is a party or is or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (whether or not by or in the right of the corporation) by reason of the fact that he is or was a director, officer, incorporator, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, incorporator, employee, partner, trustee, or agent of another corporation, partnership, joint venture, trust, or other enterprise (including an employee benefit plan), shall be entitled to be indemnified by the corporation to the full extent then permitted by law against expenses (including counsel fees and disbursements), judgments, fines (including excise taxes assessed on a person with respect to an employee benefit plan), and amounts paid in settlement incurred by him in connection with such action, suit, or proceeding. Such right of indemnification shall inure whether or not the claim asserted is based on matters which antedate the adoption of this Article VIII. Such right of indemnification shall continue as to a person who has ceased to be a director, officer, incorporator, employee, partner, trustee, or agent and shall inure to the benefit of the heirs and personal representatives of such a person. The indemnification provided by this Article VIII shall not be deemed exclusive of any other rights which may be provided now or in the future under any provision currently in effect or hereafter adopted of the bylaws, by any agreement, by vote of stockholders, by resolution of disinterested directors, by provisions of law, or otherwise.


                                   ARTICLE IX
                       Limitations on Directors' Liability

         A director of the Corporation shall not be personally liable to the Corporation or its stockholders for any damages as a result of any act or failure to act in his capacity as a director or officer unless it is proven that: (a) his act or failure to act constituted a breach of his fiduciary duties as a director or officer, and (b) his breach of those duties involved intentional misconduct, fraud or a knowing violation of law. If the Nevada Revised Statutes are amended after the date of filing of these Articles to further eliminate or limit the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Nevada Revised Statutes, as so amended.

         Any repeal or modification of the foregoing paragraph by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.


                                    ARTICLE X
                               STATUTORY ELECTIONS

         SECTION 16.1 ELECTION NOT TO BE GOVERNED BY NRS 78.378 TO 78.3793, INCLUSIVE. The Corporation hereby elects not to be governed by, and to otherwise opt out of, the provisions of NRS 78.378 to 78.3793, inclusive, relating to acquisition of a controlling interest in the Corporation.

         SECTION 16.2 ELECTION NOT TO BE GOVERNED BY NRS 78.411 TO 78.444, INCLUSIVE. The Corporation hereby elects not to be governed by, and to otherwise opt out of, the provisions of NRS 78.411 to 78.444, inclusive, relating to combinations with interested stockholders.


                                   ARTICLE XI
                                   Amendments

         In furtherance and not in limitation of the powers conferred by statute, the board of directors of the Corporation is expressly authorized to adopt, repeal, alter, amend and rescind the bylaws and these Articles of Incorporation of the Corporation only by a unanimous vote of the board of directors without a vote or other action by the stockholders.

                                    EXHIBIT C
              EXCHANGE OF EXOBOX DELAWARE COMMON SHARES FOR EXOBOX
          NEVADA SERIES A PREFERRED STOCK AND SERIES B PREFERRED STOCK
-------------------------------------------------------------------------------

---------------------------------- ------------------------- ---------------------------- ----------------------------
       Name of Shareholder           TMI Shares Exchanged     Series A Preferred Issued    Series B Preferred Issued
---------------------------------- ------------------------- ---------------------------- ----------------------------
---------------------------------         1,262,306                    887,131
Scott R. Copeland
1710 Effie Lane
Pasadena, TX  77502
---------------------------------- ------------------------- ---------------------------- ----------------------------
Reggie Goodman                            1,212,306                    851,992
1804 Miami Road
Pasadena, Texas 77502
---------------------------------- ------------------------- ---------------------------- ----------------------------
Marc Pernia                                360,078                                                  253,034
1136 Parkwood Way
Redwood City, CA 94061
---------------------------------- ------------------------- ---------------------------- ----------------------------
Sherman D. Pernia                          330,286                     232,120
2715 Sailor Moon Drive
Friendswood, TX  77546
---------------------------------- ------------------------- ---------------------------- ----------------------------
First Brampton Corporation                 300,000                     210,836
1814 Potomac #2
Houston, Texas 77057
---------------------------------- ------------------------- ---------------------------- ----------------------------
Michael C. Wittenburg                      300,000                     210,836
3335 Country Club Drive
Stafford, Texas 77477
---------------------------------- ------------------------- ---------------------------- ----------------------------
Michael G. Wirtz                            34,607                                                  24,319
2100 Bering Drive #714
Houston, Texas 77057
---------------------------------- ------------------------- ---------------------------- ----------------------------
James W. Metts                             250,000                                                  175,680
6703 Trimstone Drive
Pasadena, Texas 77505
---------------------------------- ------------------------- ---------------------------- ----------------------------
Sean Patrick Metts                          50,000                                                  35,136
6703 Trimstone Drive
Pasadena, Texas 77505
---------------------------------- ------------------------- ---------------------------- ----------------------------
Ryan Christopher Metts                      50,000                                                  35,136
6703 Trimstone Drive
Pasadena, Texas 77505
---------------------------------- ------------------------- ---------------------------- ----------------------------
Danny R. Hughes                            100,000                                                  70,272
P.O. Box 326
Rising Star, Texas 76471
---------------------------------- ------------------------- ---------------------------- ----------------------------
Christy D. Hughes                           25,000                                                  17,568
3610 Sweetbriar
Pasadena, Texas 77505
---------------------------------- ------------------------- ---------------------------- ----------------------------
Stephen L. Hughes                           25,000                                                  17,568
P.O. Box 326
Rising Star, Texas 76471
---------------------------------- ------------------------- ---------------------------- ----------------------------
David White                                 25,000                                                  17,568
P.O. Box 93
Rising Star, Texas 76471
---------------------------------- ------------------------- ---------------------------- ----------------------------
Derrick White                               25,000                                                  17,568
P.O. Box 93
Rising Star, Texas  76471
---------------------------------- ------------------------- ---------------------------- ----------------------------
Richard A. Evans                           116,667                                                  81,984
1709 Haver
Houston, Texas 77006
---------------------------------- ------------------------- ---------------------------- ----------------------------
Mark Copeland                              100,000                                                  70,272
1710 Effie Lane
Pasadena, Texas 77502
---------------------------------- ------------------------- ---------------------------- ----------------------------
Barry I. Levine
1466 Sugar Creek Blvd.
Sugarland, Texas  77478                     50,000                                                  35,136
---------------------------------- ------------------------- ---------------------------- ----------------------------
David Crawford
6102 Spanish Oak                            50,000                                                  35,136
Pasadena, Texas 77505
---------------------------------- ------------------------- ---------------------------- ----------------------------
Brian George                                50,000                                                  35,136
2203 Rambling Brook Drive
Spring, Texas  77373
---------------------------------- ------------------------- ---------------------------- ----------------------------
Kyle T. Dang                                50,000                                                  35,136
5045 Crenshaw #413
Pasadena, Texas 77505
---------------------------------- ------------------------- ---------------------------- ----------------------------
Rodney Andrew Bradshaw                      12,500                                                   8,784
1902  South Rayburn Ct.
Pasadena, Texas 77502
---------------------------------- ------------------------- ---------------------------- ----------------------------
Kevin Kanz                                  6,250                                                    4,392
4411 Tuscarora
Pasadena, Texas 77504
---------------------------------- ------------------------- ---------------------------- ----------------------------
Dale Hoover                                 3,125                                                    2,196
9801 West  Fairmont  Parkway Apt.
1102
La Porte, Texas 77571
---------------------------------- ------------------------- ---------------------------- ----------------------------
Brian Moore                                 3,125                                                    2,196
2115 Spring Creek
Houston, Texas 77017
---------------------------------- ------------------------- ---------------------------- ----------------------------
Margaret F. Herman                          31,250                                                  21,960
202 Denton Drive
Seabrook, Texas 77586
---------------------------------- ------------------------- ---------------------------- ----------------------------
Charles Martin Harris                       25,000                                                  17,568
9805 Green Meadow Drive
La Porte, Texas  77571
---------------------------------- ------------------------- ---------------------------- ----------------------------
Joyce M. Harris                             2,500                                                    1,757
5219 Nations
Pasadena, Texas 77505
---------------------------------- ------------------------- ---------------------------- ----------------------------
Clinton Lee Hinz                            25,000                                                  17,568
Route 1, Box 1653 E
Dickinson, Texas 77539
---------------------------------- ------------------------- ---------------------------- ----------------------------
Doroteo Ramirez, Jr.                        50,000                                                  35,156
9830 Rustic Gate
La Porte, Texas 77571
---------------------------------- ------------------------- ---------------------------- ----------------------------
Sharon Wilkinson Griffith                   25,000                                                  17,568
1307 Davon Lane
Houston, Texas 77058
---------------------------------- ------------------------- ---------------------------- ----------------------------
David Craig Jans                            12,500                                                   8,784
2207 Mission
Kemah, Texas 77565
---------------------------------- ------------------------- ---------------------------- ----------------------------
David Craig Jans II                         12,500                                                   8,784
6728 Sylvan Road
Houston, Texas 77023
---------------------------------- ------------------------- ---------------------------- ----------------------------
Paul D. Martinez                            14,000                                                   9,838
2525 Barry Rose, #308
Pearland, Texas 77581
---------------------------------- ------------------------- ---------------------------- ----------------------------
Robert Campos Flores                        3,125                                                    2,196
2310 Buroak Ridge
San Antonio, Texas 78248
---------------------------------- ------------------------- ---------------------------- ----------------------------
Chris S. Sadler
2207 Canterbury Lane                        7,875                                                    5,534
League City, Texas 77573
---------------------------------- ------------------------- ---------------------------- ----------------------------
TOTAL                                     5,000,000                   2,392,915                    1,120,910
---------------------------------- ------------------------- ---------------------------- ----------------------------

                                    EXHIBIT D
          OFFICERS AND DIRECTORS OF EXOBOX NEVADA AT THE EFFECTIVE TIME
-------------------------------------------------------------------------------

NAME                                         AGE              POSITION
Robert B. Dillon                             55      President, Chief Executive Officer and Chairman of the Board
Scott Copeland                               39      Vice President of Operations and Director
Reginald Goodman                             31      Vice President of Technical Development and Director
Michael Wittenburg                           53      Vice President of Marketing and Director
Dr. Sherman Pernia                           61      Vice President of Intellectual Property and Director
Barry Levine, CPA                            50      Vice President and Chief Financial Officer


                                   EXHIBIT 3.1

                 AMENDED AND RESTATED ARTICLES OF INCORPORATION
                                       OF
                                  JINPIN, INC.


                                    ARTICLE I
                                      Name

         The name of the Corporation is changed to Exobox Technologies Corp. (herein the "Corporation").


                                   ARTICLE II
                           Registered Office and Agent

         The address of the Corporation's registered office in the State of Nevada is 613 Saddle River Court, Henderson, Nevada 89015. The name of the Corporation's registered agent at such address is Inc.Plan of Nevada.


                                   ARTICLE III
                                     Powers

         The purpose for which the Corporation is organized is to transact all lawful business for which corporations may be incorporated pursuant to the laws of the State of Nevada. The Corporation shall have all the powers of a corporation organized under the Nevada Revised Statutes.

                                   ARTICLE IV
                                      Term

         The Corporation is to have perpetual existence.


                                    ARTICLE V
                                  Capital Stock

         A. Number and Designation. The total number of shares of all classes that this Corporation shall have authority to issue shall be 510,000,000, of which 500,000,000 shall be shares of Common Stock, par value $0.001 per share ("Common Stock"), and 10,000,000 shall be shares of preferred stock, par value $0.001 per share ("Preferred Stock"). The shares may be issued by the Corporation from time to time as approved by the board of directors of the Corporation without the approval of the stockholders except as otherwise provided in this Article V or the rules of a national securities exchange if applicable. The consideration for subscriptions to, or the purchase of, the capital stock to be issued by a corporation shall be paid in such form and in such manner as the board of directors shall determine. The board of directors may authorize capital stock to be issued for consideration consisting of cash, any tangible or intangible property or any benefit to the corporation, or any combination thereof. In the absence of actual fraud in the transaction, the judgment of the directors as to the value of such consideration shall be conclusive. The capital stock so issued shall be deemed to be fully paid and nonassessable stock upon receipt by the corporation of such consideration. In the case of a stock dividend, the part of the surplus of the Corporation which is transferred to stated capital upon the issuance of shares as a stock dividend shall be deemed to be the consideration for their issuance.

         A description of the different classes and series (if any) of the Corporation's capital stock, and a statement of the relative powers, designations, preferences and rights of the shares of each class and series (if any) of capital stock, and the qualifications, limitations or restrictions thereof, are as follows:

         B. Undesignated Common Stock. Shares of Common Stock not at the time designated as shares of a particular series pursuant to this Article (V)(B) or any other provision of these Articles of Incorporation may be issued from time to time in one or more additional series or without any distinctive designation. The Board of Directors may determine, in whole or in part, the preferences, voting powers, qualifications and special or relative rights or privileges of any such series before the issuance of any shares of that series. The Board of Directors shall determine the number of shares constituting each series of Common Stock and each series shall have a distinguishing designation.

         C. Common Stock. Except as provided in these Articles or the designation of any series or class of capital stock, the holders of the Common Stock shall exclusively posses all voting power. Subject to the provisions of these Articles, each holder of shares of Common Stock shall be entitled to one vote for each share held by such holders.

         Whenever there shall have been paid, or declared and set aside for payment, to the holders of the outstanding shares of any class or series of stock having preference over the Common Stock as to the payment of dividends, the full amount of dividends and sinking fund or retirement fund or other retirement payments, if any, to which such holders are respectively entitled in preference to the Common Stock, then dividends may be paid on the Common Stock, and on any class or series of stock entitled to participate therewith as to dividends, out of any assets legally available for the payment of dividends, but only when and as declared by the board of directors of the Corporation.

         In the event of any liquidation, dissolution or winding up of the Corporation, after there shall have been paid, or declared and set aside for payment, to the holders of the outstanding shares of any class having preference over the Common Stock in any such event, the full preferential amounts to which they are respectively entitled, the holders of the Common Stock and of any class or series of stock entitled to participate therewith, in whole or in part, as to distribution of assets shall be entitled, after payment or provision for payment of all debts and liabilities of the Corporation, to receive the remaining assets of the Corporation available for distribution, in cash or in kind.

         Each share of Common Stock shall have the same relative powers, preferences and rights as, and shall be identical in all respects with, all the other shares of Common Stock of the Corporation.

         D. Class A Common Stock. The holders of Class A Common Stock and the holders of undesignated Common Stock shall have the respective rights and preferences set forth in this Article V.

                  (1) Rights and Privileges. Except as provided in these Articles, the holders of the Common Stock shall exclusively possess all voting power. Except as otherwise provided in this Article V or as otherwise required by applicable law, all shares of Class A Common Stock and undesignated Common Stock will be identical and will entitle the holders thereof to the same rights and privileges and shall rank equally, share ratably, and be identical in all respects as to all matters.

                  (2) Voting Rights. Except as otherwise required by law: (i) the holders of outstanding shares of undesignated Common Stock will be entitled to one vote per share on all matters to be voted on by the Corporation's shareholders; (ii) the holders of Class A Common Stock will be entitled to one hundred (100) votes per share on all matters to be voted on by the Corporation's shareholders; and (iii) the holders of outstanding shares of undesignated Common Stock and Class A Common Stock shall vote together as a single voting group.

                  (3) Payment of Dividends. Whenever there shall have been paid, or declared and set aside for payment, to the holders of the outstanding shares of any class or series of stock having preference over the Common Stock as to the payment of dividends, the full amount of dividends and sinking fund or retirement fund or other retirement payments, if any, to which such holders are respectively entitled in preference to the Common Stock, then dividends may be paid on the Common Stock, and on any class or series of stock entitled to participate therewith as to dividends, out of any assets legally available for the payment of dividends, but only when and as declared by the board of directors of the Corporation.

                  (4) Distributions in Liquidation. In the event of any liquidation, dissolution or winding up of the Corporation, after there shall have been paid, or declared and set aside for payment, to the holders of the outstanding shares of any class having preference over the Common Stock in any such event, the full preferential amounts to which they are respectively entitled, the holders of the undesignated Common Stock and Class A Common Stock and of any class or series of stock entitled to participate therewith, in whole or in part, as to distribution of assets shall be entitled, after payment or provision for payment of all debts and liabilities of the Corporation, to participate ratably on a per share basis in all distributions of the remaining assets of the Corporation available for distribution, in cash or in kind, as though all shares of Common Stock were of a single class.

                  (5) Limitation on Stock Splits, Combinations or
         Reclassifications.

                           (a) The Corporation shall not: (i) subdivide its
                  outstanding undesignated Common Stock by stock dividend or otherwise; or (ii) combine its outstanding undesignated Common Stock into a smaller number of shares; or (iii) reclassify its outstanding undesignated Common Stock (including any reclassification in connection with a merger, consolidation or other business combination in which the Corporation is the surviving corporation); unless at the same time the Corporation subdivides, combines or reclassifies, as applicable, the shares of outstanding Class A Common Stock on the same basis as the Corporation so subdivides, combines or reclassifies the outstanding undesignated Common Stock.

                           (b) The Corporation shall not: (i) subdivide its
                  outstanding Class A Common Stock by stock dividend or otherwise; or (ii) combine its outstanding Class A Common Stock into a smaller number shares; or (iii) reclassify its outstanding Class A Common Stock (including any reclassification in connection with a merger, consolidation or other business combination in which the Corporation is the surviving corporation); unless at the same time the Corporation subdivides, combines or reclassifies, as applicable, the shares of outstanding undesignated Common Stock on the same basis as the Corporation so subdivides, combines or reclassifies the outstanding Class A Common Stock.

                  (6) Conversion of Shares of Class A Common Stock Into Shares of undesignated Common Stock.

                           (a) For the purposes of this Article V, the following
definitions shall apply:

                                    (i) "Employee" means a person employed by
                           the Corporation or by a legal entity that is controlled, directly or indirectly, by the Corporation;

                                    (ii) "Transfer" means any sale, transfer,
                           gift, assignment, devise or other disposition, whether directly or indirectly, voluntarily or involuntarily or by operation of law or otherwise; and

                                    (iii) "Uncertificated Shares" means shares
                           without certificates within the meaning of the Nevada Revised Statutes, as it may be amended from time to time, or any subsequent statute replacing this statute.

                           (b) At the option of the Corporation: (1) outstanding
                  shares of Class A Common Stock which are the subject of a Transfer shall be convertible into a number of shares of undesignated Common Stock equal to the number of shares of outstanding Class A Common Stock subject to the Transfer; and
                  (2) in the event that an Employee ceases to be an Employee for any reason whatsoever, the outstanding shares of Class A Common Stock held by such Employee shall be convertible into a number of shares of undesignated Common Stock equal to the number of shares of outstanding Class A Common Stock held by such Employee. For purposes of this Article V, the conversion of shares of Class A Common Stock as a result of a Transfer and the conversion of shares of Class A Common Stock as a result of cessation of an Employee's status as an Employee shall both be referred to as a "Conversion Event."

                                    (i) Each Conversion Event shall be effective
                           immediately upon transmission or delivery of a written notice of conversion by the Corporation to the record holder of such shares (the "Effective Time") at such holder's address as it appears in the records of the Corporation.

                                    (ii) Each conversion of shares of Class A
                           Common Stock into shares of undesignated Common Stock pursuant to this Article V shall be deemed to be effective upon the Effective Time and at the Effective Time the rights of the holder of the converted Class A Common Stock as such holder shall cease and the holder of the converted Class A Common Stock shall be deemed to have become the holder of record of the shares of undesignated Common Stock into which such shares of Class A Common Stock have been converted as a result of the applicable Conversion Event.

                           (iii) The Board of Directors of the Corporation shall have the power to determine whether a Conversion Event has taken place with respect to any situation based upon the facts known to it. Each shareholder shall provide such information that the Corporation may reasonably request in order to ascertain facts or circumstances relating to a Transfer or proposed Transfer or a Conversion Event or proposed Conversion Event.

                           (c) Notwithstanding any other provision of this
                  Article V, shares of Class A Common Stock sold in a public offering of the Corporation's securities registered with the United States Securities and Exchange Commission (the "Public Offering"), regardless of the identity of the purchaser, transferee or other recipient of the disposition in the Public Offering, shall be automatically converted into a number of shares of undesignated Common Stock equal to the number of shares of Class A Common Stock sold in the Public Offering. Such conversion of shares of Class A Common Stock into shares of undesignated Common Stock shall be deemed to be effective at such time as the holder of the Class A Common Stock who is selling such shares in a Public Offering transfers such shares for disposition in the Public Offering, at which time the rights of the holder of the converted Class A Common Stock as such holder shall cease and the holder of the converted Class A Common Stock shall be deemed to have become the holder of record of the shares of undesignated Common Stock into which such shares of Class A Common Stock have been converted as a result of the Public Offering.

                           (d) The holder of shares of Class A Common Stock
                  converted pursuant to this Article V shall promptly surrender the certificate or certificates representing the shares so converted at the principal office of the Corporation (or such other office or agency of the Corporation as the Corporation may designate by notice in writing to the holders of Class A Common Stock) at any time during its usual business hours, and if such shares of Class A Common Stock are Uncertificated Shares, shall promptly notify the Corporation in writing of such transfer at the principal office of the Corporation (or such other office or agency of the Corporation as the Corporation may designate by notice in writing to the holders of the Class A Common Stock).

                           (e) In no event shall the Corporation be liable to
                  any such holder or any third party arising from any such conversion.

                           (f) The shares of undesignated Common Stock resulting
                  from a conversion of duly authorized, validly issued, fully paid and nonassessable shares of Class A Common Stock into shares of undesignated Common Stock pursuant to this Article V shall be duly authorized, validly issued, fully paid and nonassessable. Any share of Class A Common Stock which is converted into a share of undesignated Common Stock pursuant to this Article V shall become an authorized but unissued share of Class A Common Stock.

                           (g) The Corporation will at all times reserve and
                  keep available out of its authorized but unissued shares of undesignated Common Stock solely for the purpose of issue upon conversion of Class A Common Stock, such number of shares of undesignated Common Stock as shall then be issuable upon the conversion of all outstanding shares of Class A Common Stock.

                           (h) The issuance of certificates evidencing (or in
                  the case of Uncertificated Shares, the provision of applicable written statements or other documents with respect to) shares of undesignated Common Stock upon conversion of shares of Class A Common Stock shall be made without charge to the holders of such shares for any issue tax in respect thereof or other cost incurred by the Corporation in connection with such conversion; provided, however, the Corporation shall not be required to pay any tax that may be payable in respect of any Transfer involved in the issuance and delivery of any certificate in (or in the case of Uncertificated Shares, the provision of applicable written statements or other documents with respect to) a name other than that of the holder of the Class A Common Stock converted.

         E. Serial Preferred Stock. Shares of Preferred Stock not at the time designated as shares of a particular series pursuant to this Article (V)(E) or any other provision of these Articles of Incorporation may be issued from time to time in one or more additional series. The Board of Directors may determine, in whole or in part, the preferences, voting powers, qualifications and special or relative rights or privileges of any such series before the issuance of any shares of that series. The Board of Directors shall determine the number of shares constituting each series of Preferred Stock and each series shall have a distinguishing designation.

         Each share of each series of serial preferred stock shall have the same relative powers, preferences and rights as, and shall be identical in all respects with, all the other shares of the Corporation of the same series, except the times from which dividends on shares which may be issued from time to time of any such series may begin to accrue.

         F. Series A Convertible Preferred Stock. There shall be a series of Preferred Stock designated as "Series A Convertible Preferred Stock," and the number of shares constituting such series shall be 2,100,000. Such series is referred to herein as the "Series A Preferred Stock."

                  (1) Rank. All shares of the Series A Preferred Stock shall rank (i) prior to the Common Stock; (ii) prior to any class or series of capital stock of the Corporation now outstanding or hereafter created (unless, with the consent of a majority of the Holders, such hereafter created class or series of capital stock specifically, by its terms, ranks senior to or pari passu with the Series A Preferred Stock) (collectively, with the Common Stock, "Junior Securities"); and (iii) pari passu with any class or series of capital stock of the Corporation hereafter created (with the consent of a majority of the Holders) specifically ranking, by its terms, on parity with the Series A Preferred Stock (the "Pari Passu Securities"); and (iv) junior to any class or series of capital stock of the Corporation hereafter created (with the consent of a majority of the Holders) specifically ranking, by its terms, senior to the Series A Preferred Stock (the "Senior Securities"), in each case as to distribution of assets upon liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary.

                  (2) Dividends. No dividends shall be payable to the holder of shares of Series A Preferred Stock.

                  (3) Liquidation Preference. The Holders shall be entitled to such dividends paid and distributions made to the holders of Common Stock to the same extent as if such Holders had converted their shares of Preferred Stock into Common Stock (without regard to any limitations on conversion herein or elsewhere contained) and had been issued such Common Stock on the day before the record date for said dividend or distribution. Payments under the preceding sentence shall be made concurrently with the dividend or distribution to the holders of Common Stock.

                  (4) Voting Rights. Except as otherwise required by law, each share of outstanding Series A Preferred Stock shall entitle the holder thereof to vote on each matter submitted to a vote of the stockholders of the Corporation and to have the number of votes equal to the number authorized by the shares of Class A Common Stock into which such share of Series A Preferred Stock is then convertible pursuant to the provisions hereof at the record date for the determination of shareholders entitled to vote on such matters or, if no such record date is established, at the date such vote is taken or any written consent of stockholders becomes effective. Except as otherwise required by law or by these Articles, the holders of shares of Common Stock and Series A Preferred Stock shall vote together and not as separate classes.

                  (5) No Redemption. The shares of Series A Preferred Stock are not redeemable.

                  (6) Conversion Provisions.

                           (a) Conversion at Option of the Holders. Each share
                  of Series A Preferred Stock shall be convertible, at the option of the holder thereof, at any time on or after twelve
                  (12) months from and after the Closing Date, as defined in Paragraph H(2)(b) herein, into fully paid and nonassessable shares of Class A Common Stock and such other securities and property as hereinafter provided, initially at the Conversion Percentage defined in Paragraph F(9) of this Article V.

                           For the purpose of these Articles of Incorporation,
                  the term "Class A Common Stock" shall initially mean the class designated in these Articles of incorporation as Class A Common Stock, par value $.001 per share, of the Corporation subject to adjustment as hereinafter provided.

                           (b) Mechanics of Conversion. Any holder of shares of
                  Series A Preferred Stock desiring to convert such shares into Class A Common Stock shall surrender the certificate or certificates for such shares of Series A Preferred Stock at the office of the transfer agent for the Series A Preferred Stock, which certificate or certificates, if the Corporation shall so require, shall be duly endorsed to the Corporation or in blank, or accompanied by proper instruments of transfer to the Corporation or in blank, accompanied by irrevocable written notice to the Corporation that the holder elects so to convert such shares of Series A Preferred Stock and specifying the name or names (with address) in which a certificate or certificates for Class A Common Stock are to be issued.

                           (c) If at any time the number of outstanding shares
                  of Common Stock is increased by a stock split, stock dividend, combination, reclassification or other similar event, the number of shares of Common Stock issuable upon conversion of the Preferred Stock shall be proportionately increased, or if the number of outstanding shares of Common Stock is decreased by a reverse stock split, combination or reclassification of shares, or other similar event, the number of shares of Common Stock issuable upon conversion of the Preferred Stock shall be proportionately reduced. In such event, the Corporation shall notify the Corporation's transfer agent of such change on or before the effective date thereof.

                  (7) Protective Provisions. So long as any Preferred Shares are outstanding, the Corporation shall not, without first obtaining the approval of a majority of the Holders: (a) alter or change the rights, preferences or privileges of the Preferred Stock; (b) alter or change the rights, preferences or privileges of any capital stock of the Corporation so as to affect adversely the Preferred Stock; (c) create any Senior Securities; (d) create any pari passu Securities; (e) increase the authorized number of shares of Preferred Stock; (f) redeem or declare or pay any cash dividend or distribution on any Junior Securities, or (g) do any act or thing not authorized or contemplated by these Articles which would result in any taxation with respect to the Preferred Stock under Section 305 of the Internal Revenue Code of 1986, as amended, or any comparable provision of the Internal Revenue Code as hereafter from time to time amended, (or otherwise suffer to exist any such taxation as a result thereof).

                  (8) Outstanding Shares. For purposes of these Articles of Incorporation, all shares of Series A Preferred Stock shall be deemed outstanding except from the date of surrender of certificates representing shares of Series A Preferred Stock, all shares of Series A Preferred Stock converted into Class A Common Stock, from the date of registration of transfer, all shares of Series A Preferred Stock held of record by the Corporation or any subsidiary of the Corporation.

                  (9) Certain Definitions. As used in these Articles, the following terms shall have the following respective meanings:

                           "Affiliate" of any specified person means any other
                  person directly or indirectly controlling or controlled by or under Class A Common control with such specified person. For purposes of this definition, "control" when used with respect to any person means the power to direct the management and policies of such person, directly or indirectly, whether through the ownership of voting securities or otherwise; and the term "controlling" and "controlled" having meanings correlative to the foregoing.

                           "Class A Common Shares" shall mean the stock of the
                  Corporation described as Class A Common Stock in these Articles. However, Class A Common Shares issuable upon conversion of shares of this series shall include only shares of the class designated as Class A Common Shares as of the original date of issuance of shares of this Series, or shares of the Corporation of any class or classes resulting from any reclassification or reclassifications thereof and which have no preference in respect of dividends or of amounts payable in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Corporation and which are not subject to redemption by the Corporation; provided that if at any time there shall be more than one such resulting class, the shares of each such class then so issuable shall be substantially in the proportion which the total number of shares of such class resulting from such reclassifications bears to the total number of shares of all classes resulting from all such reclassifications.

                           "Conversion Percentage" shall mean 68.10% of the
                  Conversion Amount defined in Paragraph G(9) of this Article V, after the Conversion Amount is reduced by (i) the number of shares of Common Stock issued or issuable upon conversion of any shares of Series C Preferred Stock outstanding on the date of conversion, and (ii) the number of shares of Common Stock issued or issuable under conversion of any shares of Series B Preferred Stock outstanding on the date of conversion, that was issued subsequent to the Series B Preferred Stock issued in connection with the Agreement and Plan of Merger among the Corporation, TMI Acquisition Corp., a Nevada corporation and Exobox Technologies Corp., a Delaware corporation.

                           "Junior Securities, Pari Passu Securities, Senior
                  Securities" shall mean any class or series of capital stock of the Corporation now outstanding or hereafter created of capital stock specifically, by its terms, ranks senior to or pari passu with the Preferred Stock (collectively, with the Common Stock, "Junior Securities"); and (iii) pari passu with any class or series of capital stock of the Corporation hereafter created (with the consent of a majority of the Holders) specifically ranking, by its terms, on parity with the Preferred Stock (the "Pari Passu Securities"); and (iv) junior to any class or series of capital stock of the Corporation hereafter created (with the consent of a majority of the Holders) specifically ranking, by its terms, senior to the Preferred Stock (the "Senior Securities"), in each case as to distribution of assets upon liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary.

         G. Series B Preferred Stock. There shall be a series of Preferred Stock designated as "Series B Convertible Preferred Stock," and the number of shares constituting such series shall be 1,500,000. Such series is referred to herein as the "Series B Preferred Stock."

                  (1) Rank. All shares of the Series B Preferred Stock shall rank (i) prior to the Common Stock; (ii) prior to any class or series of capital stock of the Corporation now outstanding or hereafter created (unless, with the consent of a majority of the Holders, such hereafter created class or series of capital stock specifically, by its terms, ranks senior to or pari passu with the Series B Preferred Stock) (collectively, with the Common Stock, "Junior Securities"); and (iii) pari passu with any class or series of capital stock of the Corporation hereafter created (with the consent of a majority of the Holders) specifically ranking, by its terms, on parity with the Series B Preferred Stock (the "Pari Passu Securities"); and (iv) junior to any class or series of capital stock of the Corporation hereafter created (with the consent of a majority of the Holders) specifically ranking, by its terms, senior to the Series B Preferred Stock (the "Senior Securities"), in each case as to distribution of assets upon liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary.

                  (2) Dividends. No dividends shall be payable to the holder of shares of Series B Preferred Stock.

                  (3) Liquidation Preference. The Holders shall be entitled to such dividends paid and distributions made to the holders of Common Stock to the same extent as if such Holders had converted their shares of Preferred Stock into Common Stock (without regard to any limitations on conversion herein or elsewhere contained) and had been issued such Common Stock on the day before the record date for said dividend or distribution. Payments under the preceding sentence shall be made concurrently with the dividend or distribution to the holders of Common Stock.

                  (4) Voting Rights. Except as otherwise required by law, each share of outstanding Series B Preferred Stock shall entitle the holder thereof to vote on each matter submitted to a vote of the stockholders of the Corporation and to have the number of votes equal to the number (including any fraction) of shares of Common Stock into which such share of Series B Preferred Stock is then convertible pursuant to the provisions hereof at the record date for the determination of shareholders entitled to vote on such matters or, if no such record date is established, at the date such vote is taken or any written consent of stockholders becomes effective. Except as otherwise required by law or by these Articles, the holders of shares of Common Stock and Series B Preferred Stock shall vote together and not as separate classes.

                  (5) No Redemption. The shares of Series B Preferred Stock are not redeemable.

                  (6) Conversion Provisions.

                           (a) Conversion at Option of the Holders. Each share
                  of Series B Preferred Stock shall be convertible, at the option of the holder thereof, at any time on or after twelve
                  (12) months from and after the Closing Date, as defined in Paragraph H(2)(b) of this Article V, into fully paid and nonassessable shares of undesignated Common Stock and such other securities and property as hereinafter provided, at the Conversion Percentage defined in Paragraph G(9) of this
                  Article V.

                  For the purpose of these Articles of Incorporation, the term "Common Stock" shall initially mean the class designated in Paragraph C of this Article V as Common Stock, par value $.001 per share, of the Corporation as of August 31, 2005 subject to adjustment as hereinafter provided.

                           (b) Mechanics of Conversion. Any holder of shares of
                  Series B Preferred Stock desiring to convert such shares into Common Stock shall surrender the certificate or certificates for such shares of Series B Preferred Stock at the office of the transfer agent for the Series B Preferred Stock, which certificate or certificates, if the Corporation shall so require, shall be duly endorsed to the Corporation or in blank, or accompanied by proper instruments of transfer to the Corporation or in blank, accompanied by irrevocable written notice to the Corporation that the holder elects so to convert such shares of Series B Preferred Stock and specifying the name or names (with address) in which a certificate or certificates for Common Stock are to be issued.

                           (c) If at any time the number of outstanding shares
                  of Common Stock is increased by a stock split, stock dividend, combination, reclassification or other similar event, the number of shares of Common Stock issuable upon conversion of the Preferred Stock shall be proportionately increased, or if the number of outstanding shares of Common Stock is decreased by a reverse stock split, combination or reclassification of shares, or other similar event, the number of shares of Common Stock issuable upon conversion of the Preferred Stock shall be proportionately reduced. In such event, the Corporation shall notify the Corporation's transfer agent of such change on or before the effective date thereof.

                  (7) Protective Provisions. So long as any Preferred Shares are outstanding, the Corporation shall not, without first obtaining the approval of a majority of the Holders: (a) alter or change the rights, preferences or privileges of the Preferred Stock; (b) alter or change the rights, preferences or privileges of any capital stock of the Corporation so as to affect adversely the Preferred Stock; (c) create any Senior Securities; (d) create any pari passu Securities; (e) increase the authorized number of shares of Preferred Stock; (f) redeem or declare or pay any cash dividend or distribution on any Junior Securities, or (g) do any act or thing not authorized or contemplated by these Articles which would result in any taxation with respect to the Preferred Stock under Section 305 of the Internal Revenue Code of 1986, as amended, or any comparable provision of the Internal Revenue Code as hereafter from time to time amended, (or otherwise suffer to exist any such taxation as a result thereof).

                  (8) Outstanding Shares. For purposes of these Articles of Incorporation, all shares of Series B Preferred Stock shall be deemed outstanding except from the date of surrender of certificates representing shares of Series B Preferred Stock, all shares of Series B Preferred Stock converted into Common Stock, from the date of registration of transfer, all shares of Series B Preferred Stock held of record by the Corporation or any subsidiary of the Corporation.

                  (9) Certain Definitions. As used in these Articles, the following terms shall have the following respective meanings:

                           "Affiliate" of any specified person means any other
                  person directly or indirectly controlling or controlled by or under Common control with such specified person. For purposes of this definition, "control" when used with respect to any person means the power to direct the management and policies of such person, directly or indirectly, whether through the ownership of voting securities or otherwise; and the term "controlling" and "controlled" having meanings correlative to the foregoing.

                           "Common Shares" shall mean the stock of the
                  Corporation described as Common Stock in these Articles. However, Common Shares issuable upon conversion of shares of this series shall include only shares of the class designated as Common Shares as of the original date of issuance of shares of this Series, or shares of the Corporation of any class or classes resulting from any reclassification or reclassifications thereof and which have no preference in respect of dividends or of amounts payable in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Corporation and which are not subject to redemption by the Corporation; provided that if at any time there shall be more than one such resulting class, the shares of each such class then so issuable shall be substantially in the proportion which the total number of shares of such class resulting from such reclassifications bears to the total number of shares of all classes resulting from all such reclassifications.

                           "Conversion Amount" shall mean ninety seven (97%)
                  percent of the number of shares calculated by dividing the total number of outstanding shares of Common Stock immediately prior to the conversion of any shares and any series of convertible stock by three one-hundredths (.03). As a result, the outstanding shares of Series A, Series B and Series C Preferred Stock shall be convertible into a total of 97% of the total number of outstanding shares of all classes of Common Stock immediately after such conversion.

                           "Conversion Percentage" shall mean 31.9% of the
                  Conversion Amount defined in this Paragraph 9, after the Conversion Amount is reduced by (i) the number of shares of Common Stock issued or issuable upon conversion of any shares of Series C Preferred Stock outstanding on the date of conversion, and (ii) the number of shares of Common Stock issued or issuable upon conversion of any shares of Series B Preferred Stock outstanding on the date of conversion that was issued subsequent to the Series B Preferred Stock issued in connection with the Agreement and Plan of Merger among the Corporation, TMI Acquisition Corp., a Nevada corporation and Exobox Technologies Corp., a Delaware corporation.

                           "Junior Securities, Pari Passu Securities, Senior
                  Securities" shall mean any class or series of capital stock of the Corporation now outstanding or hereafter created of capital stock specifically, by its terms, ranks senior to or pari passu with the Preferred Stock (collectively, with the Common Stock, "Junior Securities"); and (iii) pari passu with any class or series of capital stock of the Corporation hereafter created (with the consent of a majority of the Holders) specifically ranking, by its terms, on parity with the Preferred Stock (the "Pari Passu Securities"); and (iv) junior to any class or series of capital stock of the Corporation hereafter created (with the consent of a majority of the Holders) specifically ranking, by its terms, senior to the Preferred Stock (the "Senior Securities"), in each case as to distribution of assets upon liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary.

         H. Series C Preferred Stock. There shall be a series of Preferred Stock designated as "Series C Convertible Preferred Stock," and the number of shares constituting such series shall be 20,000 each in the Face Amount of $25.00. The total shares of such series are convertible into the Conversion Percentage defined in subparagraph 2(d) hereinabove and is referred to herein as the "Series C Preferred Stock."

                  (1) Dividends. No dividends shall be payable to the holders of shares of Series C Preferred Stock.

                  (2) Certain Definitions. The following terms shall have the following meanings:

                           (a) "Business Day" means any day other than a
                  Saturday, Sunday or a day on which banks in Nevada are permitted or required by law to be closed.

                           (b) "Closing Date" means the date of the "First
                  Closing" as defined in the Securities Purchase Agreement.

                           (c) "Common Stock" means the common stock, $0.001 par
                  value, of the Corporation.

                           (d) "Conversion Percentage" means 5.1546391% of the
                  number of shares calculated by dividing the total number of outstanding shares of Common Stock immediately prior to the conversion of any shares of any series of convertible stock by three one-hundredths (.03). If all shares of the Series C Preferred Stock are issued, all such shares are collectively convertible into five (5%) percent of the total number of outstanding shares of all classes of Common Stock immediately after conversion of all outstanding shares of Series A, Series B, and Series C Preferred Stock.

                           (e) "Holders" means the initial Holders of the Series
                  C Preferred Stock and their transferees.

                           (f) "Material Adverse Change" means the occurrence of
                  a material adverse change or development in the business, properties, operations, financial condition, results of operation or prospects of the Corporation.

                           (g) "Securities Purchase Agreement" means the
                  Securities Purchase Agreement by and between the Corporation and Castlegate Group, Ltd., as amended from time to time in accordance with the terms thereof.

                  (3)  Conversion.

                           (a) Conversion at the Option of Holder. Each Holder
                  may, at any time and from time to time convert any or all of its shares of Series C Preferred Stock into the pro rata part of the total number of fully paid and nonassessable shares of Common Stock of the entire series based upon the Conversion Percentage defined in Paragraph H(2) of this Article V. The Conversion Amount is subject to adjustment as provided in section (8).

                           (b) Mechanics of Conversion. To convert the Preferred
                  Shares, a Holder shall: (i) fax (or otherwise deliver by other means resulting in notice) a copy of the fully executed Notice of Conversion in the form of Exhibit A hereto to the Corporation and (ii) within three (3) Business Days surrender or cause to be surrendered to the Corporation the certificates representing the Series C Preferred Stock being converted (the "Series C Preferred Stock Certificates") accompanied by duly executed stock powers and the original executed version of the Notice of Conversion. The date of the Corporation's receipt of the Notice of Conversion (i) shall be the "Conversion Date."

                           (c) Conversion Disputes. In the case of any dispute
                  with respect to a conversion, the Corporation shall promptly issue such number of shares of Common Stock as are not disputed in accordance with the other provisions of this section (3). If such dispute involves the calculation of the Conversion Amount, the Corporation shall submit the disputed calculations to an independent accounting firm of national standing, acceptable to Holder, via facsimile within two (2) Business Days of receipt of the Notice of Conversion. The accounting firm shall audit the calculations and notify the Corporation and the Holder of the results no later than two
                  (2) Business Days from the date it receives the disputed calculations. The accounting firm's calculation shall be deemed conclusive, absent manifest error. The Corporation shall then issue the appropriate number of shares of Common Stock in accordance with this section (3).

                           (d) Timing of Conversion. No later than the third
                  Business Day following the Conversion Date (the "Delivery Period"), provided that the Corporation has received prior to such date the Series C Preferred Stock Certificates (or the Holder has satisfied the provisions of section (11)(A), if applicable), the Corporation shall deliver to the Holder (or at its direction) (x) that number of shares of Common Stock issuable upon conversion of the number of Preferred Shares being converted and (y) a certificate representing the number of Preferred Shares not being converted, if any. The person or persons entitled to receive shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder of such shares at the close of business on the Conversion Date and such shares shall be issued at such time, unless the Notice of Conversion is revoked as provided in section (3)(d). The Delivery Period shall be extended until the Business Day following the date of delivery to the Corporation of the Series C Preferred Stock Certificates to be converted or satisfaction of the provisions of section
                  (11)(a), if applicable.

                           (e) Revocation of Notice of Conversion. In addition
                  to any other remedies which may be available to the Holder, in the event the Corporation fails for any reason to effect delivery to the Holder of certificates representing the shares of Common Stock receivable upon conversion of the Preferred Shares (or, solely as expressly permitted pursuant to sections
                  (4)(b) and (4)(e), to effect a Cash Conversion (as defined below)) by the Business Day following the expiration of the Delivery Period (which certificates shall be unlegended after the Effective Date), the Holder may revoke the Notice of Conversion by delivering a notice to such effect to the Corporation. Upon receipt by the Corporation of such a revocation notice, the Corporation shall immediately return the subject Series C Preferred Stock certificates and other conversion documents, if any, delivered by Holder, to the Holder, and the Corporation and the Holder shall each be restored to their respective positions held immediately prior to delivery of the Notice of Conversion; provided however, that the Corporation shall remain liable for payment of the amounts determined pursuant to section (5)(a) hereof for each day falling between the trading day following the Delivery Period and the date of the revocation notice is received by the Corporation, and shall also remain liable for any damages suffered by Holder.

                           (f) Maturity; Required Redemption. All Preferred
                  Shares outstanding on the third anniversary of the Closing Date will be redeemed on such date in cash equal to the aggregate Face Amount thereof. To the extent that the Preferred Shares are not so redeemed in cash on such date, the Holder may continue to convert such Preferred Shares in accordance with the other terms of these Articles of Incorporation.

                           (g) Stamp, Documentary and Other Similar Taxes. The
                  Corporation shall pay all stamp, documentary, issuance and other similar taxes which may be imposed with respect to the issuance and delivery of the shares of Common Stock pursuant to conversion of the Series C Preferred Stock; provided that the Corporation will not be obligated to pay stamp, transfer or other taxes resulting from the issuance of Common Stock to any person other than the registered holder of the Series C Preferred Stock.

                           (h) No Fractional Shares. No fractional shares of
                  Common Stock are to be issued upon the conversion of Series C Preferred Stock, but the Corporation shall pay a cash adjustment in respect of any fractional share which would otherwise be issuable in an amount equal to the same fraction of the Closing Bid Price on the Conversion Date of a share of Common Stock; provided that in the event that sufficient funds are not legally available for the payment of such cash adjustment any fractional shares of Common Stock shall be rounded up to the next whole number.

                           (i) Five Percent Holdings. Notwithstanding anything
                  to the contrary contained herein, the Series C Preferred Stock shall not be convertible by a Holder to the extent (but only to the extent) that, if convertible by such Holder, such Holder, or any of its affiliates (as defined under Rule 12b-2 of the Securities Exchange Act of 1934, as amended), would beneficially own in excess of 4.9% of the shares of Common Stock (the "4.9% Limitation"). To the extent the foregoing limitation applies, the determination of whether Series C Preferred Stock shall be convertible (vis-a-vis other securities owned by such Holder) and of which Series C Preferred Stock shall be convertible (as among shares of Series C Preferred Stock) shall be in the sole discretion of the Holder and submission of the Series C Preferred Stock for conversion shall be deemed to be the Holder's determination of whether such Series C Preferred Stock is convertible (vis-a-vis other securities owned by such Holder) and of which shares of Series C Preferred Stock are convertible (as among shares of Series C Preferred Stock), subject to such aggregate percentage limitation. No prior inability to convert Series C Preferred Stock pursuant to this section shall have any effect on the applicability of the provisions of this section with respect to any subsequent determination of convertibility. For the purposes of this section, beneficial ownership and all determinations and calculations, including without limitation, with respect to calculations of percentage ownership, shall be made in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and Regulation 13D and G thereunder. The provisions of this section may be implemented in a manner otherwise than in strict conformity with the terms of this section with the approval of the Board of Directors of the Corporation and a Holder: (i) with respect to any matter to cure any ambiguity herein, to correct this subsection (or any portion thereof) which may be defective or inconsistent with the intended 4.9% beneficial ownership limitation herein contained or to make changes or supplements necessary or desirable to properly give effect to such 4.9% limitation; and
                  (ii) with respect to any other matter, with the further consent of the holders of majority of the then outstanding shares of Common Stock. The Provisions of this section may be waived by a Holder upon ninety (90) days prior written notice from such Holder to the Corporation, including, without limitation, a limited waiver to increase the 4.9% limit herein contained to any other percentage specified by Holder. The limitations contained in this section shall apply to a successor Holder of Series C Preferred Stock if, and to the extent, elected by such successor Holder concurrently with its acquisition of such Series C Preferred Stock, such election to be promptly confirmed in writing to the Corporation (provided no transfer or series of transfers to a successor Holder or Holders shall be used by a Holder to evade the limitations contained herein).

                  (4) Reservation of Authorized Shares of Common Stock; Limitation on Number of Conversion Shares.

                           (a) Reservation of Common Stock. Subject to the
                  provisions of this section (4), the Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the Series C Preferred Stock a sufficient number of shares of Common Stock to provide for the conversion of all outstanding Preferred Shares upon issuance of shares of Common Stock (the "Reserved Amount"). The Reserved Amount shall be allocated among the Holders as provided in section (4)(c). If the Reserved Amount for any three (3) consecutive trading days (the last of such three (3) trading days being the "Authorization Trigger Date") is less than one hundred percent (100%) of the number of shares of Common Stock issuable on such trading days upon conversion of the outstanding Series C Preferred Stock (without giving effect to any limitation on conversion or exercise thereof) then the Corporation shall immediately notify the Holders of such occurrence and shall immediately take all necessary action (including stockholder approval to authorize the issuance of additional shares of Common Stock) to increase the Reserved Amount to one hundred percent (100%) of the number of shares of Common Stock issuable upon conversion of the outstanding Series C Preferred Stock and (without giving effect to any limitation on conversion or exercise thereof).

                           (b) Limitation on Number of Common Shares to be
                  Issued. Unless the Stockholder Approval (as defined below) is obtained, the Corporation shall not be obligated to issue, in the aggregate, more than 20,000,000 shares of Common Stock upon conversion of the Preferred Shares (the "Common Share Limit"), such amount to be proportionally and equitably adjusted from time to time in the event of stock splits, stock dividends, combinations, reverse stock splits, reclassifications, capital reorganizations and similar events relating to the Common Stock). If the Stockholder Approval has not been obtained at any time that the Common Share Limit with respect to any Holder has been reached, Notices of Conversion by such Holder shall be honored by payment to such Holder of cash in an amount equal to the Conversion Amount multiplied by the number of shares of Common Stock which would be issuable in satisfaction of the applicable Notice of Conversion (such payment being referred to herein as a "Cash Conversion"). If the Stockholder Approval has been obtained at any time, the Corporation shall have the right, subject to delivery of the notice required by section (4)(e) below, to honor any Notices of Conversion for shares of Common Stock in excess of the Common Share Limit by (a) delivery of shares of Common Stock or (b) by Cash Conversion.

                           (c) Allocation of Reserved Amount, Common Share
                  Limit. The Reserved Amount and the Common Share Limit shall be allocated among the Initial Holders according to the number of Preferred Shares issued to each such Holder on the Closing Date. Any shares of Common Stock which were initially allocated to any Holder remaining after such Holder no longer owns any Preferred Shares shall be allocated among the remaining Holders pro rata, based on the number of Preferred Shares then held by such Holders.

                           (d) Share Authorization. The Corporation shall
                  solicit by proxy the authorization (the "Stockholder Approval") by the stockholders of the Corporation of the issuance of shares of Common Stock upon conversion of shares of Series C Preferred Stock pursuant to the terms hereof in the aggregate in excess of twenty (20) percent of the outstanding shares of Common Stock and to eliminate any prohibitions under the rules or regulations of any stock exchange, interdealer quotation system or other self-regulatory organization with jurisdiction over the Corporation or any of its securities on the Corporation's ability to issue shares of Common Stock in excess of the Common Share Limit and use its commercially reasonable efforts to obtain the Stockholder Approval no later than one hundred and twenty (120) days following the date of the First Closing.

                           (e) Obligation to Notify. If the Corporation has not
                  received the Stockholder Approval by the date that is one hundred and twenty (120) days following the First Closing, the Corporation shall, on or prior to such date, notify the Holders. The Corporation shall immediately notify the Holders if, at any time, the Stockholder Approval is obtained. Following receipt of Stockholder Approval, the Corporation shall have the right, by notice to all of the Holders not less than five (5) Business Days prior to the first day of any month, to elect to honor all Notices of Conversion solely by Cash Conversion (and not by delivery of Common Stock) during such month. Each such notice (a "Notice of Cash Conversion") shall be effective only with respect to the single month designated therein, and shall specify, as of the date of delivery of such notice, the unissued portion of the Common Share Limit of the Holder to whom such notice is being delivered.

                  (5) Failure to Convert.

                           (a) Conversion Defaults. If, at any time, (x) the
                  Conversion Date has occurred and the Corporation fails for any reason to deliver, on or prior to the fifth Business Day following the expiration of the Delivery Period for such conversion (said period of time being the "Extended Delivery Period"), such number of shares of Common Stock to which such Holder is entitled upon such conversion, or (y) the Corporation provides notice (including by way of public announcement) to any Holder at any time of its intention not to issue shares of Common Stock upon exercise by any Holder of its conversion rights (other than because such issuance would exceed such Holder's allocated portion of the Reserved Amount) (each of (x) and (y) being a "Conversion Default"), then the Corporation shall pay to the affected Holder, in the case of a Conversion Default described in clause (x) above, and to all Holders, in the case of a Conversion Default described in clause (y) above, an amount equal to 1% of the Face Amount of the Series C Preferred Stock with respect to which the Conversion Default exists (which amount shall be deemed to be the aggregate Face Amount of all outstanding Series C Preferred Stock in the case of a Conversion Default described in clause (y) above) for each five days thereafter until the Cure Date. "Cure Date" means (i) with respect to a Conversion Default described in clause (x) of its definition, the date the Corporation effects the conversion of the portion of the Series C Preferred Stock submitted for conversion and (ii) with respect to a Conversion Default described in clause (y) of its definition, the date the Corporation undertakes in writing to issue Common Stock in satisfaction of all conversions of Series C Preferred Stock (provided that the Corporation thereafter so performs such obligations). The Corporation shall promptly provide each Holder with notice of the occurrence of a Conversion Default with respect to any of the other Holders. Notwithstanding anything in this section
                  (5)(a) or anywhere else in this Agreement to the contrary, no Conversion Default shall be deemed to occur if, prior to expiration of the Delivery Period, the Corporation has made to the Holder the cash payment permitted to be made pursuant to section (4)(b) following issuance to such Holder of such Holder's allocated portion of the Common Share Limit.

                           (b) Conversion Default Payments. The payments to
                  which a Holder shall be entitled pursuant to section (5)(a) are referred to herein as "Conversion Default Payments." Conversion Default Payments shall be paid in cash within two
                  (2) Business Days of written demand from a Holder. Such payment shall be made in accordance with and be subject to the provisions of section (7)(b).

                  (6) Redemption. The Corporation may not redeem or call the Series C Preferred Stock without the consent of the Holder of the Series C Preferred Stock.

                  (7) Rank. Except as provided in these Articles, all shares of Series C Preferred Stock shall rank pari passu to all of the Corporation's Common Stock, par value $.001 per share (the "Common Stock"), now or hereafter issued, both as to payment of dividends and as to distributions of assets upon liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary

                  (8) Adjustments to the Conversion Amount; Certain Protections. The Conversion Amount shall, in order to accomplish the results contemplated in these Articles of Incorporation, be subject to adjustment from time to time as follows:

                           (a) Stock Splits, Stock Dividends, Etc. If at any
                  time on or after the Closing Date, the number of outstanding shares of Common Stock is increased by a stock split, stock dividend, combination, reclassification or other similar event, the number of shares of Common Stock issuable upon conversion of the Series C Preferred Stock shall be proportionately increased, or if the number of outstanding shares of Common Stock is decreased by a reverse stock split, combination or reclassification of shares, or other similar event, the number of shares of Common Stock issuable upon conversion of the Series C Preferred Stock shall be proportionately reduced. In such event, the Corporation shall notify the Corporation's transfer agent of such change on or before the effective date thereof.

                           (b) Certain Public Announcements. In the event that
                  (i) the Corporation makes a public announcement that it intends to consolidate or merge with any other entity (other than a merger in which the Corporation is the surviving or continuing entity and its capital stock is unchanged and there is no distribution thereof) or to sell or transfer all or substantially all of the assets of the Corporation or (ii) any person, group or entity (including the Corporation) publicly announces a tender offer in connection with which such person, group or entity seeks to purchase 50% or more of the Common Stock (the date of the announcement referred to in clause (i) or (ii) of this paragraph is hereinafter referred to as the "Announcement Date"), then the Conversion Amount shall, effective upon the Announcement Date and continuing through the consummation of the proposed tender offer or transaction or the Abandonment Date (as defined below), be equal to the lesser of (x) the Conversion Amount calculated as provided in section (3) the (y) the Conversion Amount which would have been applicable for Conversion occurring on the Announcement Date. From and after the Abandonment Date, as the case may be, the Conversion Amount shall be determined as set forth in section (3). The "Abandonment Date" means with respect to any proposed transaction or tender offer for which a public announcement as contemplated by this paragraph has been made, the date which is seven (7) trading days after the date upon which the Corporation (in the case of clause (i) above) or the person, group or entity (in the case of clause (ii) above) publicly announces the termination or abandonment of the proposed transaction or tender offer which causes this paragraph to become operative.

                           (c) Major Transactions. If the Corporation shall
                  consolidate with or merge into any corporation or reclassify its outstanding shares of Common Stock (other than by way of subdivision or reduction of such shares) (each a "Major Transaction"), then each Holder shall thereafter be entitled to receive consideration, in exchange for each share of Series C Preferred Stock held by it, equal to the greater of, as determined in the sole discretion of such Holder: (i) the number of shares of stock or securities or property of the Corporation, or of the entity resulting from such Major Transaction (the "Major Transaction Consideration"), to which a Holder of the number of shares of Common Stock delivered upon conversion of such shares of Series C Preferred Stock would have been entitled upon such Major Transaction had the Holder's Preferred Shares been converted (without regard to any limitations on conversion herein contained) on the trading date immediately preceding the public announcement of the transaction resulting in such Major Transaction and had such Common Stock been issued and outstanding and had such Holder been the holder of record of such Common Stock at the time of such Major Transaction, and the Corporation shall make lawful provision therefore as a part of such consolidation, merger or reclassification; and (ii) 125% of the Face Amount of such shares of Series C Preferred Stock in cash. No sooner than ten
                  (10) days nor later than five (5) days prior to the consummation of the Major Transaction, but not prior to the public announcement of such Major Transaction, the Corporation shall deliver written notice ("Notice of Major Transaction") to each Holder, which Notice of Major Transaction shall be deemed to have been delivered one (1) Business Day after the Corporation's sending such notice by telecopy (provided that the Corporation sends a confirming copy of such notice on the same day by overnight courier). Such Notice of Major Transaction shall indicate the amount and type of the Major Transaction Consideration which such Holder would receive under this section (8)(c). If the Major Transaction Consideration does not consist entirely of United States dollars, such Holder may elect to receive United States dollars in an amount equal to the value, determined by a reputable accounting firm selected by the Corporation that is reasonably acceptable to a majority of the Holders of the Major Transaction Consideration in lieu of the Major Transaction Consideration which does not consist entirely of United States Dollars, by delivering notice of such election to the Corporation within five (5) days of the Holder's receipt of the Notice of Major Transaction.

                           (d) Issuance of Other Securities. If, at any time
                  after the First Closing the Corporation shall issue any securities which are convertible into or exchangeable for Common Stock ("Convertible Securities") either (i) at a conversion or exchange rate based on a discount from the market price of the Common Stock at the time of conversion or exercise or (ii) with a fixed conversion or exercise price less than the Conversion Amount, then, at the Holder's option:
                  (x) in the case of clause (i), the Conversion Amount in respect of any conversion of Series C Preferred Stock after such issuance shall be calculated utilizing the greatest discount applicable to any such Convertible Securities, to the extent such calculation would result in a lower Conversion Amount; and (y) in the case of clause (ii), the Conversion Amount will be reduced to such lesser conversion or exercise price, to the extent that this would result in a lower Conversion Amount.

                           (e) Adjustment Due to Distribution. If at any time
                  after the Closing Date, the Corporation shall declare or make any distribution of its assets (or rights to acquire its assets) to holders of Common Stock as a partial liquidating dividend, by way of return of capital or otherwise (including any dividend or distribution to the Corporation's stockholders in cash or shares (or rights to acquire shares) of capital stock of a subsidiary (i.e. a spin-off) (a "Distribution"), then the Conversion Amount shall be equitably adjusted to take account of such distribution.

                           (f) Purchase Rights. If at any time after the Closing
                  Date, the Corporation issues any Convertible Securities or rights to purchase stock, warrants, securities or other property (the "Purchase Rights") pro rata to the record holders of any class of Common Stock, then the Holders will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which such Holder could have acquired if such Holder had held the number of shares of Common Stock acquirable upon complete conversion of the Series C Preferred Stock (without regard to any limitations on conversion or exercise herein or elsewhere contained) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Common Stock are to be determined for the grant, issue or sale of such Purchase Rights.

                           (g) Notice of Adjustments. Upon the occurrence of
                  each adjustment or readjustment of the Conversion Amount pursuant to this section (8), the Corporation, at its expense, shall promptly compute such adjustment or readjustment and prepare and furnish to each Holder a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any Holder, furnish to such Holder a like certificate setting forth (i) such adjustment or readjustment, (ii) the Conversion Amount at the time in effect and (iii) the number of shares of Common Stock and the amount, if any, of other securities or property which at the time would be received upon conversion of a share of Series C Preferred Stock.

                  (9) Voting Rights. No holder of the Series C Preferred Stock shall be entitled to vote on any matter submitted to the shareholders of the Corporation for their vote, waiver, release or other action, except as may be otherwise expressly required by law.

                  (10) Protection Provisions. So long as any Preferred Shares are outstanding, the Corporation shall not, without first obtaining the approval of a majority of the Holders: (a) alter or change the rights, preferences or privileges of the Series C Preferred Stock; (b) alter or change the rights, preferences or privileges of any capital stock of the Corporation so as to affect adversely the Series C Preferred Stock;
         (c) create any Senior Securities; (d) create any Pari Passu Securities;
         (e) increase the authorized number of shares of Series C Preferred Stock; (f) redeem or declare or pay any cash dividend or distribution on any Junior Securities, or (g) do any act or thing not authorized or contemplated by these Articles of Incorporation which would result in any taxation with respect to the Series C Preferred Stock under Section 305 of the Internal Revenue Code of 1986, as amended, or any comparable provision of the Internal Revenue Code as hereafter from time to time amended, (or otherwise suffer to exist any such taxation as a result thereof).

                  (11)  Miscellaneous.

                           (a) Lost or Stolen Certificates. Upon receipt by the
                  Corporation of (i) evidence of the loss, theft, destruction or mutilation of any Series C Preferred Stock Certificate(s) and
                  (ii) (y) in the case of loss, theft or destruction, of indemnity reasonably satisfactory to the Corporation, or (z) in the case of mutilation, upon surrender and cancellation of the Series C Preferred Stock Certificate(s), the Corporation shall execute and deliver new Series C Preferred Stock Certificate(s) of like tenor and date. However, the Corporation shall not be obligated to reissue such lost, stolen, destroyed or mutilated Series C Preferred Stock Certificate(s) if the Holder contemporaneously requests the Corporation to convert such Series C Preferred Stock.

                           (b) Statements of Available Shares. Upon request, the
                  Corporation shall deliver to each Holder a written report notifying the Holders of any occurrence which prohibits the Corporation from issuing Common Stock upon any such conversion. The report shall also specify (i) the total number of shares of Series C Preferred Stock outstanding as of the date of the request, (ii) the total number of shares of Common Stock issued upon all conversions of Series C Preferred Stock through the date of the request, (iii) the total number of shares of Common Stock which are reserved for issuance upon conversion of the Series C Preferred Stock as of the date of the request, and (iv) the total number of shares of Common Stock which may thereafter be issued by the Corporation upon conversion of the Series C Preferred Stock before the Corporation would exceed the Common Share Limit and Reserved Amount. The Corporation shall, within five (5) days after delivery to the Corporation of a written request by any Holder, provide all of the information enumerated in this section (11)(b) and, at the request of a Holder, make public disclosure thereof.

                           (c) Payment of Cash; Defaults. Whenever the
                  Corporation is required to make any cash payment to a Holder under these Articles of Incorporation (as a Conversion Default Payment, Redemption Amount or otherwise), such cash payment shall be made to the Holder by the method (by certified or cashier's check or wire transfer of immediately available funds) elected by such Holder. If such payment is not delivered when due such Holder shall thereafter be entitled to interest on the unpaid amount until such amount is paid in full to the Holder at a per annum rate equal to the lower of
                  (x) eighteen percent (18%) and (y) the highest interest rate permitted by applicable law.

                           (d) Conversion of Default Amounts. In addition, and
                  notwithstanding anything to the contrary contained in these Articles, a Holder may elect in writing to convert all or any portion of accrued Default Amounts, at any time and from time to time, into Common Stock at the lowest Conversion Amount in effect during the period beginning on the date of the default with respect thereto through the cure date for such default. In the event that a Holder elects to convert all or any portion of the Default Amounts into Common Stock, the Holder shall so notify the Corporation on a Notice of Conversion of such portion of the Default Amounts which such holder elects to so convert and such conversion shall otherwise be effected in accordance with the provisions of, and subject to limitations contained in section (3).

                           (e) Remedies, Characterizations, Other Obligations,
                  Breaches and Injunctive Relief. The remedies provided in these Articles of incorporation shall be cumulative and in addition to all other remedies available under these Articles of Incorporation, at law or in equity (including a decree of specific performance and/or other injunctive relief), no remedy contained herein shall be deemed a waiver of compliance with the provisions giving rise to such remedy and nothing herein shall limit a Holder's right to pursue actual damages for any failure by the Corporation to comply with the terms of these Articles of Incorporation (including, without limitation, damages incurred to effect "cover" purchase of shares of Common Stock anticipated to be received upon a conversion hereunder and not received in accordance with the terms hereof). Corporation covenants to each Holder that there shall be no characterization concerning this instrument other than as expressly provided herein; provided, however, that the Corporation shall be entitled to prepare summaries of these Articles of Incorporation for purposes of complying with its disclosure obligations and in connection with bona fide disputes as to the operations of the provisions of these Articles of Incorporation. Amounts set forth or provided for herein with respect to payments, conversion and the like (and the computation thereof) shall be the amounts to be received by the Holder hereof and shall not, except as expressly provided herein, be subject to any other obligation of the Corporation (or the performance thereof). The Corporation acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the holders of Series C Preferred Stock and that the remedy at law for any such breach may be inadequate. The Corporation therefore agrees that, in the event of any such breach or threatened breach, the Holders shall be entitled, in addition to all other available remedies, to an injunction restraining any breach, without the necessity of showing economic loss and without any bond or other security being required.

                           (f) Specific Shall Not Limit General; References to
                  "Series C Preferred Stock." No specific provision contained in these Articles of Incorporation shall limit or modify any more general provision contained herein. These Articles of Incorporation shall be deemed to be jointly drafted by the Corporation and the Holders and shall not be construed against any person as the drafter. Any reference herein to Preferred Shares, Series C Preferred Stock or an unspecified amount of Preferred Shares or Series C Preferred Stock shall be deemed to include, without limitation, all shares of Series C Preferred Stock issued or then issuable as a dividend or otherwise in satisfaction of any obligation of the Corporation with respect to any Series C Preferred Stock issued on the date hereof.

                           (g) Failure or Indulgency Not Waiver. No failure or
                  delay on the part of a Holder in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, not shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.


                                   ARTICLE VI
                                Preemptive Rights

         No holder of any of the shares of any class or series of stock or of options, warrants or other rights to purchase shares of any class or series of stock or of other securities of the Corporation shall have any preemptive right to purchase or subscribe for any unissued stock of any class or series, or any unissued bonds, certificates of indebtedness, debentures or other securities convertible into or exchangeable for stock or carrying any right to purchase stock that may be issued pursuant to resolution of the board of directors of the Corporation to such persons, firms, corporations or associations, whether or not holders thereof, upon such terms as may be deemed advisable by the board of directors in the exercise of its sole discretion.


                                   ARTICLE VII
                                    Directors

         The business and affairs of the Corporation shall be managed by or under the direction of the board of directors, which shall consist of not fewer than one (1) and nor more than nine (9) directors, the exact number to be determined and increased or decreased from time to time by resolution adopted by the board of directors, providing that the number of directors shall not be reduced to less than one (1).

         In furtherance, but not in limitation of the powers conferred by statute, the board of directors is expressly authorized to do the following:

                  (a) Designate one (1) or more committees, each committee to consist of one or more of the directors of the Corporation and such number of natural persons who are not directors as the board of directors shall designate, which to the extent provided in the Resolution, or in the Bylaws of the Corporation, shall have and may exercise the powers of the board of directors in the management of the business and affairs of the Corporation.

                  (b) As provide by Nevada Revised Statutes 78.140, without repeating the section in full here, the same is adopted and no contract or other transaction between this Corporation and any of its officers, agents or directors shall be deemed void or voidable solely for that reason. The balance of the provisions of the code section cited, as it now exists, allowing such transactions, is hereby incorporated into this Article as though more fully set forth, and such Article shall be read and interpreted to provide the greatest latitude in its application.

                  (c) Increase or decrease the number of issued and outstanding shares of the same class or series held by each stockholder of record at the effective date and time of the change without correspondingly increasing or decreasing the number of authorized shares of the class or series except as otherwise provided in subparagraph (f) below, by a resolution adopted by the board of directors, without obtaining the approval of the stockholders.

                  (d) If a proposed increase or decrease in the number of issued and outstanding shares of any class or series would adversely alter or change any preference or any relative or other right given to any other class or series of outstanding shares, then the decrease must be approved by the vote, in addition to any vote required, of the holders of shares representing a majority of the voting power of each class or series whose preference or rights are adversely affected by the increase or decrease, regardless of limitations or restrictions on the voting power thereof. The increase or decrease does not have to be approved by the vote of the holders of shares representing a majority of the voting power in each class or series whose preference or rights are adversely affected by the increase or decrease if the articles of incorporation specifically deny the right to vote on such an increase or decrease.


                                  ARTICLE VIII
                                 Indemnification

         Any person who was or is a party or is or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (whether or not by or in the right of the corporation) by reason of the fact that he is or was a director, officer, incorporator, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, incorporator, employee, partner, trustee, or agent of another corporation, partnership, joint venture, trust, or other enterprise (including an employee benefit plan), shall be entitled to be indemnified by the corporation to the full extent then permitted by law against expenses (including counsel fees and disbursements), judgments, fines (including excise taxes assessed on a person with respect to an employee benefit plan), and amounts paid in settlement incurred by him in connection with such action, suit, or proceeding. Such right of indemnification shall inure whether or not the claim asserted is based on matters which antedate the adoption of this Article VIII. Such right of indemnification shall continue as to a person who has ceased to be a director, officer, incorporator, employee, partner, trustee, or agent and shall inure to the benefit of the heirs and personal representatives of such a person. The indemnification provided by this Article VIII shall not be deemed exclusive of any other rights which may be provided now or in the future under any provision currently in effect or hereafter adopted of the bylaws, by any agreement, by vote of stockholders, by resolution of disinterested directors, by provisions of law, or otherwise.


                                   ARTICLE IX
                       Limitations on Directors' Liability

         A director of the Corporation shall not be personally liable to the Corporation or its stockholders for any damages as a result of any act or failure to act in his capacity as a director or officer unless it is proven that: (a) his act or failure to act constituted a breach of his fiduciary duties as a director or officer, and (b) his breach of those duties involved intentional misconduct, fraud or a knowing violation of law. If the Nevada Revised Statutes are amended after the date of filing of these Articles to further eliminate or limit the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Nevada Revised Statutes, as so amended.

         Any repeal or modification of the foregoing paragraph by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.


                                    ARTICLE X
                               STATUTORY ELECTIONS

         SECTION 16.1 ELECTION NOT TO BE GOVERNED BY NRS 78.378 TO 78.3793, INCLUSIVE. The Corporation hereby elects not to be governed by, and to otherwise opt out of, the provisions of NRS 78.378 to 78.3793, inclusive, relating to acquisition of a controlling interest in the Corporation.

         SECTION 16.2 ELECTION NOT TO BE GOVERNED BY NRS 78.411 TO 78.444, INCLUSIVE. The Corporation hereby elects not to be governed by, and to otherwise opt out of, the provisions of NRS 78.411 to 78.444, inclusive, relating to combinations with interested stockholders.


                                   ARTICLE XI
                                   Amendments

         In furtherance and not in limitation of the powers conferred by statute, the board of directors of the Corporation is expressly authorized to adopt, repeal, alter, amend and rescind the bylaws and these Articles of Incorporation of the Corporation only by a unanimous vote of the board of directors without a vote or other action by the stockholders.

                              Exhibit 3.2 - Page 12
                                   EXHIBIT 3.2

                                     BY LAWS


                                    ARTICLE I
                           Principal Executive Office

         The principal executive office of Exobox Technologies Corp., a Nevada corporation (the "Corporation") shall be at 6303 Beverly Hill, Suite 210, Houston, Texas 77057. The Corporation may also have offices at such other places within or without the State of Texas as the board of directors shall from time to time determine.

                                   ARTICLE II
                                  Stockholders

         SECTION 1. Place of Meetings. All annual and special meetings of stockholders shall be held at the principal executive office of the Corporation or at such other place within or without the State of Nevada as the board of directors may determine and as designated in the notice of such meeting.

         SECTION 2. Annual Meeting. A meeting of the stockholders of the Corporation for the election of directors and for the transaction of any other business of the Corporation shall be held annually at such date and time as the board of directors may determine.

         SECTION 3. Special Meetings. Special meeting of the stockholders of the Corporation for any purpose or purposes may be called at any time by the board of directors of the Corporation, or by a committee of the board of directors which as been duly designated by the board of directors and whose powers and authorities, as provided in a resolution of the board of directors or in the By Laws of the Corporation, include the power and authority to call such meetings but such special meetings may not be called by another person or persons.

         SECTION 4. Conduct of Meetings. Annual and special meetings shall be conducted in accordance with these By Laws or as otherwise prescribed by the board of directors. The chairman or the chief executive officer of the Corporation shall preside at such meetings.

         SECTION 5. Notice of Meeting. Written notice stating the place, day and hour of the meeting and the purpose or purposes for which the meeting is called shall be mailed by the secretary or the officer performing his duties, not less than ten days nor more than fifty days before the meeting to each stockholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, addressed to the stockholder at his address as it appears on the stock transfer books or records of the Corporation as of the record date prescribed in Section 6, with postage thereon prepaid. If a stockholder be present at a meeting, or in writing waive notice thereof before or after the meeting, notice of the meeting to such stockholder shall be unnecessary. When any stockholders' meeting, either annual or special, is adjourned for thirty days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. It shall not be necessary to give any notice of the time and place of any meeting adjourned for less than thirty days or of the business to be transacted at such adjourned meeting, other than an announcement at the meeting at which such adjournment is taken.

         SECTION 6. Fixing of Record Date. For the purpose of determining stockholders entitled to notice of or to vote at any meeting of stockholders, or any adjournment thereof, or stockholders entitled to receive payment of any dividend, or in order to make a determination of stockholders for any other proper purpose, the board of directors shall fix in advance a date as the record date for any such determination of stockholders. Such date in any case shall be not more than sixty days, and in case of a meeting of stockholders, not less than ten days prior to the date on which the particular action, requiring such determination of stockholders, is to be taken.

When a determination of stockholders entitled to vote at any meeting of stockholders has been made as provided in this section, such determination shall apply to any adjournment thereof.

         SECTION 7. Voting Lists. The officer or agent having charge of the stock transfer books for shares of the Corporation shall make, at least ten days before each meeting of stockholders, a complete record of the stockholders entitled to vote at such meeting or any adjournment thereof, with the address of and the number of shares held by each. The record, for a period of ten days before such meeting, shall be kept on file at the principal executive office of the Corporation, whether within or outside the State of Nevada, and shall be subject to inspection by any stockholder for any purpose germane to the meeting at any time during usual business hours. Such record shall also be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any stockholder for any purpose germane to the meeting during the whole time of the meeting. The original stock transfer books shall be prima facie evidence as to who are the stockholders entitled to examine such record or transfer books or to vote at any meeting of stockholders.

         SECTION 8. Quorum. The number of shares of the Corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of stockholders.

         SECTION 9. Proxies. At all meetings of stockholders, a stockholder may vote by proxy executed in writing by the stockholder or by his duly authorized attorney in fact. Proxies solicited on behalf of the management shall be voted as directed by the stockholder or, in the absence of such direction, as determined by a majority of the board of directors. No proxy shall be valid after eleven months from the date of its execution unless otherwise provided in the proxy.

         SECTION 10. Voting. At each election for directors every stockholder entitled to vote at such election shall be entitled to one vote for each share of stock held. Unless otherwise provided by the Certificate of Incorporation, by statute, or by these By Laws, a majority of those votes cast by stockholders at a lawful meeting shall be sufficient to pass on a transaction or matter, except in the election of directors, which election shall be determined by a plurality of the votes of the shares present in person or by proxy at the meeting and entitled to vote on the election of directors.

         SECTION 11. Voting of Shares in the Name of Two or More Persons. When ownership of stock stands in the name of two or more persons, in the absence of written directions to the Corporation to the contrary, at any meeting of the stockholders of the Corporation any one or more of such stockholders may cast, in person or by proxy, all votes to which such ownership is entitled. In the event an attempt is made to cast conflicting votes, in person or by proxy, by the several persons in whose name shares of stock stand, the vote or votes to which these persons are entitled shall be cast as directed by a majority of those holding such stock and present in person or by proxy at such meeting, but no votes shall be cast for such stock if a majority cannot agree.

         SECTION 12. Voting of Shares by Certain Holders. Shares standing in the name of another corporation may be voted by any officer, agent or proxy as the By Laws of such corporation may prescribe, or, in the absence of such provision, as the board of directors of such corporation may determine. Shares held by an administrator, executor, guardian or conservator may be voted by him, either in person or by proxy, without a transfer of such shares into his name. Shares standing in the name of a trustee may be voted by him, either in person or by proxy, but no trustee shall be entitled to vote shares held by him without a transfer of such shares into his name. Shares standing in the name of a receiver may be voted by such receiver, and shares held by or under the control of a receiver may be voted by such receiver without the transfer thereof into his name if authority to do so is contained in an appropriate order of the court or other public authority by which such receiver was appointed.

A stockholder whose shares are pledged shall be entitled to vote such shares until the shares have been transferred into the name of the pledgee and thereafter the pledgee shall be entitled to vote the shares so transferred.

Neither treasury shares of its own stock held by the Corporation, nor shares held by another corporation, if a majority of the shares entitled to vote for the election of directors of such other corporation are held by the Corporation, shall be voted at any meeting or counted in determining the total number of outstanding shares at any given time for purposes of any meeting.

SECTION 13. Inspectors of Election. In advance of any meeting of stockholders, the chairman of the board or the board of directors may appoint any persons, other than nominees for office, as inspectors of election to act at such meeting or any adjournment thereof. The number of inspectors shall be either one or three. If the board of directors so appoints either one or three inspectors, that appointment shall not be altered at the meeting. If inspectors of election are not so appointed, the chairman of the board may make such appointment at the meeting. In case any person appointed as inspector fails to appear or fails or refuses to act, the vacancy may be filled by appointment in advance of the meeting or at the meeting by the chairman of the board or the president.

Unless otherwise prescribed by applicable law, the duties of such inspectors shall include: determining the number of shares of stock and the voting power of each share, the shares of stock represented at the meeting, the existence of a quorum, the authenticity, validity and effect of proxies; receiving votes, ballots or consents; hearing and determining all challenges and questions in any way arising in connection with the right to vote; counting and tabulating all votes or consents; determining the result; and such acts as may be proper to conduct the election or vote with fairness to all stockholders.

SECTION 14. Nominating Committee. The board of directors or a committee appointed by the board of directors shall act as nominating committee for selecting the management nominees for election as directors. Except in the case of a nominee substituted as a result of the death or other incapacity of a management nominee, the nominating committee shall deliver written nominations to the secretary at least twenty days prior to the date of the annual meeting. Provided such committee makes such nominations, no nominations for directors except those made by the nominating committee shall be voted upon at the annual meeting unless other nominations by stockholders are made in writing and delivered to the secretary of the Corporation in accordance with the provisions of these by laws.

         SECTION 15. Notice for Nominations and Proposals. Nominations for the election of directors and proposals for any new business to be taken up at any annual or special meeting of stockholders may be made by the board of directors of the Corporation or by any stockholder of the Corporation entitled to vote generally in the election of directors. In order for a stockholder of the Corporation to make any such nominations and/or proposals at an annual meeting or such proposals at a special meeting, he or she shall give notice thereof in writing, delivered or mailed by first class United States mail, postage prepaid, to the Secretary of the Corporation of less than thirty days nor more than sixty days prior to any such meeting; provided, however, that if less than forty days' notice of the meeting is given to stockholders, such written notice shall be delivered or mailed, as prescribed, to the Secretary of the Corporation not later than the close of the tenth day following the day on which notice of the meeting was mailed to stockholders. Each such notice given by a stockholder with respect to nominations for the election of directors shall set forth (1) the name, age, business address and, if known, residence address of each nominee proposed in such notice, (2) the principal occupation or employment of each such nominee, and (3) the number of shares of stock of the Corporation which are beneficially owned by each such nominee. In addition, the stockholder making such nomination shall promptly provide any other information reasonably requested by the Corporation.

         Each such notice given by a stockholder to the Secretary with respect to business proposals to bring before a meeting shall set forth in writing as to each matter: (1) a brief description of the business desired to be brought before the meeting and the reasons for conducting such business at the meeting;
(2) the name and address, as they appear on the Corporation's books, of the stockholder proposing such business; (3) the class and number of shares of the Corporation which are beneficially owned by the stockholder; and (4) any material interest of the stockholder in such business. Notwithstanding anything in these by laws to the contrary, no business shall be conducted at the meeting except in accordance with the procedures set forth in this Section.

         The Chairman of the annual or special meeting of stockholders may, if the facts warrant, determine and declare to such meeting that a nomination or proposal was not made in accordance with the foregoing procedure, and, if he should so determine, he shall so declare to the meeting and the defective nomination or proposal shall be disregarded and laid over for action at the next succeeding adjourned, special or annual meeting of the stockholders taking place thirty days or more thereafter. This provision shall not require the holding of any adjourned or special meeting of stockholders for the purpose of considering such defective nomination or proposal.


                                   ARTICLE III
                               Board of Directors

         SECTION 1. General Powers. The business and affairs of the Corporation shall be under the direction of its board of directors. The chairman shall preside at all meetings of the board of directors.

         SECTION 2. Number, Term and Election. The number of directors of the Corporation shall be such number, not less than one nor more than 15 (exclusive of directors, if any, to be elected by holders of preferred stock of the Corporation), as shall be provided from time to time in a resolution adopted by the board of directors, provided that no decrease in the number of directors shall have the effect of shortening the term of any incumbent director, and provided further that no action shall be taken to decrease or increase the number of directors from time to time unless at least two-thirds of the directors then in office shall concur in said action. Exclusive of directors, if any, elected by holders of preferred stock, vacancies in the board of directors of the Corporation, however caused, and newly created directorships shall be filled by a vote of two-thirds of the directors then in office, whether or not a quorum, and any director so chosen shall hold office for a term expiring at the annual meeting of stockholders at which the term of the director replaced expires and when the new director's successor is elected and qualified.

SECTION 3. Election by holders of Preferred Stock. Whenever the holders of any one or more series of preferred stock of the Corporation shall have the right, voting separately as a class, to elect one or more directors of the Corporation, the board of directors shall include said directors so elected and not be in addition to the number of directors fixed as provided in this Article III. Notwithstanding the foregoing, and except as otherwise may be required By Law, whenever the holders of any one or more series of preferred stock of the Corporation elect one or more directors of the Corporation, the terms of the director or directors elected by such holders shall expire at the next succeeding annual meeting of stockholders or as otherwise provided in the designation of the series of preferred stock.

         SECTION 4. Regular Meetings. A regular meeting of the board of directors shall be held at such time and place as shall be determined by resolution of the board of directors without other notice than such resolution.

         SECTION 5. Special Meetings. Special meetings of the board of directors may be called by or at the request of the chairman, the chief executive officer or one-third of the directors. The person calling the special meetings of the board of directors may fix any place as the place for holding any special meeting of the board of directors called by such persons.

Members of the board of the directors may participate in special meetings by means of telephone conference or similar communications equipment by which all persons participating in the meeting can hear each other. Such participation shall constitute presence in person.

         SECTION 6. Notice. Written notice of any special meeting shall be given to each director at least two days previous thereto delivered personally or by telegram or at least seven days previous thereto delivered by mail at the address at which the director is most likely to be reached. Such notice shall be deemed to be delivered when deposited in the United States mail so addressed, with postage thereon prepaid if mailed or when delivered to the telegraph company if sent by telegram. Any director may waive notice of any meeting by a writing filed with the secretary. The attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any meeting of the board of directors need be specified in the notice or waiver of notice of such meeting.

         SECTION 7. Quorum. A majority of the number of directors fixed by
Section 2 shall constitute a quorum for the transaction of business at any meeting of the board of directors, but if less than such majority is present at a meeting, a majority of the directors present may adjourn the meeting from time to time. Notice of any adjourned meeting shall be given in the same manner as prescribed by Section 5 of this Article III.

         SECTION 8. Manner of Acting. The act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the board of directors, unless a greater number is prescribed by these By Laws, the Certificate of Incorporation, or the General Corporation Law of the State of Nevada.

         SECTION 9. Action Without a Meeting. Any action required or permitted to be taken by the board of directors at a meeting may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the directors.

         SECTION 10. Resignation. Any director may resign at any time by sending a written notice of such resignation to the home office of the Corporation addressed to the chairman. Unless otherwise specified therein such resignation shall take effect upon receipt thereof by the chairman.

         SECTION 11. Vacancies. Any vacancy occurring on the board of directors shall be filled in accordance with the provisions of the Corporation's Certificate of Incorporation. Any directorship to be filled by reason of an increase in the number of directors may be filled by the affirmative vote of two-thirds of the directors then in office or by election at an annual meeting or at a special meeting of the stockholders held for that purpose. The term of such director shall be in accordance with the provisions of the Corporation's Certificate of Incorporation.

         SECTION 12. Removal of Directors. Any director or the entire board of directors may be removed only in accordance with the provisions of the Corporation's Certificate of Incorporation.

         SECTION 13. Compensation. Directors, as such, may receive compensation for service on the board of directors. Members of either standing or special committees may be allowed such compensation as the board of directors may determine.

         SECTION 14. Age Limitation. No person 80 years or more of age shall be eligible for election, reelection, appointment or reappointment to the board of the Corporation. No director shall serve as such beyond the annual meeting of the Corporation immediately following the director becoming 80 years of age. This age limitation does not apply to an advisory director.


                                   ARTICLE IV
                      Committees of the Board of Directors

The board of directors may, by resolution passed by a majority of the whole board, designate one or more committees, as they may determine to be necessary or appropriate for the conduct of the business of the Corporation, and may prescribe the duties, constitution and procedures thereof. Each committee shall consist of one or more directors of the Corporation appointed by the chairman. The chairman may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee.

The chairman shall have power at any time to change the members of, to fill vacancies in, and to discharge any committee of the board. Any member of any such committee may resign at any time by giving notice to the Corporation; provided, however, that notice to the board, the chairman of the board, the chief executive officer, the chairman of such committee, or the secretary shall be deemed to constitute notice to the Corporation. Such resignation shall take effect upon receipt of such notice or at any later time specified therein; and, unless otherwise specified therein, acceptance of such resignation shall not be necessary to make it effective. Any member of any such committee may be removed at any time, either with or without cause, by the affirmative vote of a majority of the authorized number of directors at any meeting of the board called for that purpose.


                                    ARTICLE V
                                    Officers

         SECTION 1. Positions. The officers of the Corporation shall be a chairman, a president, one or more vice presidents, a secretary and a treasurer, each of whom shall be elected by the board of directors. The board of directors may designate one or more vice presidents as executive vice president or senior vice president. The board of directors may also elect or authorize the appointment of such other officers as the business of the Corporation may require. The officers shall have such authority and perform such duties as the board of directors may from time to time authorize or determine. In the absence of action by the board of directors, the officers shall have such powers and duties as generally pertain to their respective offices.

         SECTION 2. Election and Term of Office. The officers of the Corporation shall be elected annually by the board of directors at the first meeting of the board of directors held after each annual meeting of the stockholders. If the election of officers is not held at such meeting, such election shall be held as soon thereafter as possible. Each officer shall hold office until his successor shall have been duly elected and qualified or until his death or until he shall resign or shall have been removed in the manner hereinafter provided. Election or appointment of an officer, employee or agent shall not of itself create contract rights. The board of directors may authorize the Corporation to enter into an employment contract with any officer in accordance with state law; but no such contract shall impair the right of the board of directors to remove any officer at any time in accordance with Section 3 of this Article V.

         SECTION 3. Removal. Any officer may be removed by vote of two-thirds of the board of directors whenever, in its judgment, the best interests of the Corporation will be served thereby, but such removal, other than for cause, shall be without prejudice to the contract rights, if any, of the person so removed.

         SECTION 4. Vacancies. A vacancy in any office because of death, resignation, removal, disqualification or otherwise, may be filled by the board of directors for the unexpired portion of the term.

         SECTION 5. Remuneration. The remuneration of the officers shall be fixed from time to time by the board of directors, and no officer shall be prevented from receiving such salary by reason of the fact that he is also a director of the Corporation.

         SECTION 6. Age Limitation. No person 80 or more years of age shall be eligible for election, reelection, appointment or reappointment as an officer of the Corporation. No officer shall serve beyond the annual meeting of the Corporation immediately following the officer becoming 80 or more years of age.


                                   ARTICLE VI
                      Contracts, Loans, Checks and Deposits

         SECTION 1. Contracts. To the extent permitted by applicable law, and except as otherwise prescribed by the Corporation's Certificate of Incorporation or these By Laws with respect to certificates for shares, the board of directors or the executive committee may authorize any officer, employee, or agent of the Corporation to enter into any contract or execute and deliver any instrument in the name of and on behalf of the Corporation. Such authority may be general or confined to specific instances.

         SECTION 2. Loans. No loans shall be contracted on behalf of the Corporation and no evidence of indebtedness shall be issued in its name unless authorized by the board of directors. Such authority may be general or confined to specific instances.

         SECTION 3. Checks, Drafts, Etc. All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the Corporation shall be signed by one or more officers, employees or agents of the Corporation in such manner, including in facsimile form, as shall from time to time be determined by resolution of the board of directors.

         SECTION 4. Deposits. All funds of the Corporation not otherwise employed shall be deposited from time to time to the credit of the Corporation in any of its duly authorized depositories as the board of directors may select.


                                   ARTICLE VII
                   Certificates for Shares and Their Transfer

         SECTION 1. Certificates for Shares. The shares of the Corporation shall be represented by certificates signed by the chairman of the board of directors or the president or a vice president and by the treasurer or an assistant treasurer or the secretary or an assistant secretary of the Corporation, and may be sealed with the seal of the Corporation or a facsimile thereof. Any or all of the signatures upon a certificate may be facsimiles if the certificate is countersigned by a transfer agent, or registered by a registrar, other than the Corporation itself or an employee of the Corporation. If any officer who has signed or whose facsimile signature has been placed upon such certificate shall have ceased to be such officer before the certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer at the date of its issue.

         SECTION 2. Form of Share Certificates. All certificates representing shares issued by the Corporation shall set forth upon the face or back that the Corporation will furnish to any stockholder upon request and without charge a full statement of the designations, preferences, limitations, and relative rights of the shares of each class authorized to be issued, the variations in the relative rights and preferences between the shares of each such series so far as the same have been fixed and determined, and the authority of the board of directors to fix and determine the relative rights and preferences of subsequent series.

Each certificate representing shares shall state upon the face thereof: that the Corporation is organized under the laws of the State of Nevada; the name of the person to whom issued; the number and class of shares, the designation of the series, if any, which such certificate represents; the par value of each share represented by such certificate, or a statement that the shares are without par value. Other matters in regard to the form of the certificates shall be determined by the board of directors.

         SECTION 3. Payment for Shares. No certificate shall be issued for any share until such share is fully paid.

         SECTION 4. Form of Payment for Shares. The consideration for the issuance of shares shall be paid in accordance with the provisions of the Corporation's Certificate of Incorporation.

         SECTION 5. Transfer of Shares. Transfer of shares of capital stock of the Corporation shall be made only on its stock transfer books. Authority for such transfer shall be given only to the holder of record thereof or by his legal representative, who shall furnish proper evidence of such authority, or by his attorney thereunto authorized by power of attorney duly executed and filed with the Corporation. Such transfer shall be made only on surrender for cancellation of the certificate for such shares. The person in whose name shares of capital stock stand on the books of the Corporation shall be deemed by the Corporation to be the owner thereof for all purposes.

         SECTION 6. Lost Certificates. The board of directors may direct a new certificate to be issued in place of any certificate theretofore issued by the Corporation alleged to have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen, or destroyed. When authorizing such issue of a new certificate, the board of directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen, or destroyed certificate, or his legal representative, to give the Corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen, or destroyed.


                                  ARTICLE VIII
                          Acquisition of Capital Stock

         SECTION 1.  Definitions.  For the purpose of this Article:
                     -----------

                  (1) The term "Act" shall mean the Securities Exchange Act of 1934, as amended, and any successor statute.

                  (2) The term "acting in concert" shall mean (i) knowing participation in a joint activity or conscious parallel action towards a common goal whether or not pursuant to an express agreement, and (ii) a combination or pooling of voting or other interest in the Corporation's outstanding shares of capitol stock for a common purpose, pursuant to any contract, understanding, relationship, agreement or other arrangement, whether written or otherwise.

                  (3) The term "acquire," "acquisition" or "acquiring" with respect to the acquisition of any security of the Corporation shall refer to the acquisition of such security by any means whatsoever, including without limitation, an acquisition of such security by gift, by operation of law, by will or by intestacy, whether voluntarily or involuntarily.

                  (4) The term "Code" means the Internal Revenue Code of 1986, as amended, and any successor statute.

                  (5) The term "Common Stock" means all Common Stock of the Corporation and any other securities issued by the Corporation (other than the Warrants) which are treated as stock for purposes of Section 382 of the Code.

                  (6) The term "Fair Market Value" of the Common Stock shall mean the average of the daily closing prices of the Common Stock for 15 consecutive trading days commencing 20 trading days before the date of such computation The closing price is the last reported sale price on the principal securities exchange on which the Common Stock is listed or, if the Common Stock is not listed on any national securities exchange, the NASDAQ National Marked System, or, if the Common Stock is not designated for trading on the NASDAQ National Market System, the average of the closing bid and asked prices as reported on NASDAQ or, if not so reported, as furnished by the National Quotation Bureau Incorporated. In the absence of such a quotation, the Corporation shall determine the current market rice on a reasonable and appropriate basis of the average of the daily closing prices for 15 consecutive trading days commencing 20 trading days before the date of such computation.

                  (7) The term "own," "owing," "ownership" or "owning" refer to the ownership of securities within the meaning of Section 382 of the Code after taking into account the attribution rules of Section 382(l)(3) of the Code and the regulations promulgated hereunder (except insofar as such attribution would be inconsistent with provisions of this Article VIII relating to Warrants).

                  (8) The term "Person" shall mean any individual, firm, corporation, partnership, joint venture or other entity and shall include any group composed of such person and any other person with whom such person or any Affiliate or Associate (as those terms are defined in Rule 12b-2 of the General Rules and Regulations under the Act) of such person has any agreement, arrangement or understanding, directly or indirectly, for the purposes of acquiring, holding, voting or disposing of Common Stock or Warrants, and any other person who is a member of such group.

                  (9) The term "Transfer Agent" shall mean the transfer agent with respect to the Common Stock nominated and appointed by the Board of Directors from time to time.

                  (10) The term "Warrant" shall mean any securities issued or assumed by the Corporation, or any securities issuable by the Corporation in respect to issued securities which are convertible into, or which include the right to acquire, shares of Common Stock, whether or not the right to make such conversion or acquisition is subject to any contingencies, including, without limitation, warrants, options, calls, contracts to acquire securities, convertible debt instruments or any other interests treated as an option pursuant to Section 382(l)(3) of the Code.

                  (11) The term "Warrant Agent" shall mean any warrant agent for any Warrants nominated and appointed by the Board of Directors from time to time.

         SECTION 2.  Acquisition of Control Shares.
                     -----------------------------

(1) If, at any time during the ten years from the effective date of this Certificate, any Person shall acquire the beneficial ownership (as determined pursuant to Rules 13d-3 and 13d-5 under the Act) of more than 20% of any class of Common Stock, then the record holders of Common stock beneficially owned by such acquiring Person shall have only the voting rights set forth in this
Section 2 on any matter requiring their vote or consent. With respect to each vote in excess of 20% of the voting power of the outstanding shares of Common Stock which such record holders would otherwise be entitled to cast without giving effect to this Section 2, the record holders in the aggregate shall be entitled to cast only one-hundredth of a vote. A Person who is a record owner of shares of Common Stock that are beneficially owned simultaneously by more than one person shall have, with respect to such shares, the right to cast the least number of votes that such person would be entitled to cast under this Section 2 by virtue of such shares being so beneficially owned by any of such acquiring Persons. The effect of the reduction in voting power required by this Section 2 shall be given effect in determination the presence of a quorum for purposes of convening a meeting of the stockholders of the Corporation.

                  (2) The limitation on voting rights prescribed by this Section 2 shall terminate and be of no force and effect as of the earliest to occur of:

(i) the date that any person becomes the beneficial owner of shares of stock representing at least 75% of the total number of votes entitled to be cast in respect of all outstanding shares of stock, before giving effect to the reduction in votes prescribed by this Section 2; or

                (ii) the date (the "Reference Date") one day prior to the date on which, as a result of such limitation of voting rights, the Common Stock will be delisted from (including by ceasing to be temporarily or provisionally authorized for listing with) the New York Stock Exchange (the "NYSE") or the American Stock Exchange (the "AMEX"), or be no longer authorized for inclusion (including by ceasing to be provisionally or temporarily authorized for inclusion) on the National Association of Securities Dealers, Inc. Automated Quotation System/National Market System ("NASDAQ/NMS"); provided, however, that
(a) such termination shall not occur until the earlier of (x) the 90th day after the Reference Date or (y) the first day on or after a Reference Date that there is not pending a proceeding under the rules of the NYSE, the AMEX or the NASDAQ/NMS or any other administrative or judicial proceeding challenging such delisting or removal of authorization of the Common Stock, an application for listing of the Common stock with the NYSE or the AMEX or for authorization for the Common Stock to be including on the NASDAQ/NMS, or an appeal with respect to any such application, and (b) such termination shall not occur by virtue of such delisting or lack of authorization if on or prior to the earlier of the 90th day after the Reference Date or the day on which no proceeding, application or appeal of the type described in (y) above is pending, the Common Stock is approved for listing or continued listing on the NYSE or the AMEX or authorized for inclusion or continued inclusion on the NASDAQ/NMS (including any such approval or authorization which is temporary or provisional). Nothing contained herein shall be construed so as to prevent the Common Stock from continuing to be listed with the NYSE or AMEX or continuing to be authorized for inclusion on the NASDAQ/NMS in the event that the NYSE, AMEX or NASDAQ/NMS, as the case may be, adopts a rule or is governed by an order, decree, ruling or regulation of the Securities and Exchange Commission which provides in whole or in part that companies having Common Stock with differential voting rights listed on the NYSE or the Amex or authorized for inclusion on the NASDAQ/NMS may continue to be so listed or included.

         SECTION 3. Exceptions. The restrictions contained in this Article VIII shall not apply to (1) any underwriter or member of an underwriting or selling group involving a public sale or resale of securities of the Corporation or a subsidiary thereof; provided, however, that upon completion of the sale or resale of such securities, no such underwriter or member of such selling group is a beneficial owner of more than 4.9% of any class of equity security of the Corporation, (2) any revocable proxy granted pursuant to a proxy solicitation in compliance with section 14 of the Act by a stockholder of the Corporation or (3) any employee benefit plans of the Corporation. In addition, the Continuing Directors of the Corporation, the officers and employees of the Corporation and its subsidiaries, the directors of subsidiaries of the Corporation, the employee benefit plans of the Corporation and its subsidiaries, entities organized or established by the Corporation or any subsidiary thereof pursuant to the terms of such plans and trustees and fiduciaries with respect to such plans acting in such capacity shall not be deemed to be a group with respect to their beneficial ownership of voting stock of the Corporation solely by virtue of their being directors, officers or employees of the Corporation or a subsidiary thereof or by virtue of the Continuing Directors of the Corporation, the officers and employees of the Corporation and its subsidiaries and the directors of subsidiaries of the Corporation being fiduciaries or beneficiaries of an employee benefit plan of the Corporation or a subsidiary of the Corporation. Notwithstanding the foregoing, no director, officer or employee of the Corporation or any of its subsidiaries or group of any of them shall be exempt from the provisions of this Article VIII should any such person or group become a beneficial owner of more than 20% of any class of equity security of the Corporation.

         SECTION 4. Construction. A majority of the Continuing Directors, as defined in Article IX, shall have the power to construe and apply the provisions of Sections 2, 3 and 4 of this Article VIII and to make all determinations necessary or desirable to implement such provisions, including but not limited to matters with respect to (1) the number of shares beneficially owned by any person, (2) whether a person has an agreement, arrangement or understanding with another as to the matters referred to in the definition of beneficial ownership,
(3) the application of any other definition or operative provision of this
Article VIII to the given facts or (4) any other matter relating to the applicability or effect of Sections 2, 3 and 4 of this Article VIII. Any constructions, applications, or determinations made by the Continuing Directors pursuant to Sections 2, 3 and 4 of this Article VIII in good faith and on the basis of such information and assistance as was then reasonably available for such purpose shall be conclusive and binding upon the Corporation and its stockholders.

         SECTION 5. Partial Invalidity. If any provision of this Article VIII or any application of any such provision is determined to be invalid by any federal or state court having jurisdiction over the issues, the validity of the remaining provisions shall not be affected and other applications of such provision shall be affected only to the extent necessary to comply with the determination of such court.


                                   ARTICLE IX
                    Approval of Certain Business Combinations

         The stockholder vote required to approve Business Combinations (as hereinafter defined) shall be as set forth in this section.

         SECTION 1. Voting.________(A) Except as otherwise expressly provided in this Article IX, and in addition to any other vote required by law, the affirmative vote required by law, the affirmative vote of the holders of (i) at least 75% of the voting power of the outstanding shares entitled to vote thereon (and, if any class or series of shares is entitled to vote thereon separately the affirmative vote of the holders of at least 75% of the outstanding shares of each such class or series), and (ii) at least a majority of the outstanding shares entitled to vote thereon, not including shares deemed beneficially owned by a Related Person (as hereinafter defined), shall be required in order to authorize any of the following:

                  (1) any merger or consolidation of the Corporation or a subsidiary of the Corporation with or into a Related person (as hereinafter defined);

                  (2) any sale, lease, exchange, transfer or other disposition, including without limitation, a mortgage or pledge, of all or any Substantial Part (as hereinafter defined) of the assets of the Corporation (including without limitation any voting securities of a subsidiary) or of a subsidiary, to a Related Person;

                  (3) any merger or consolidation of a Related Person with or into the Corporation or a subsidiary of the Corporation;

                  (4) any sale, lease, exchange, transfer or other disposition of all or any Substantial Part of the assets of a Related Person to the Corporation or a subsidiary of the Corporation;

                  (5) the issuance of any securities of the Corporation or a subsidiary of the Corporation to a Related Person other than on a pro rata basis to all holders of capital stock of the Corporation of the same class or classes held by the Related person, pursuant to a stock split, stock dividend or distribution or warrants or rights, and other than in connection with the exercise or conversion of securities exercisable for or convertible into securities of the Corporation or any of its subsidiaries which securities have been distributed pro rata to all holders of capital stock of the Corporation;

                  (6) the acquisition by the Corporation or a subsidiary of the Corporation of any securities of a Related Person;

                  (7) any reclassification of the common stock of the Corporation, or any recapitalization involving the common stock of the Corporation or any similar transaction (whether or not with or into or otherwise involving a Related Person) that has the effect directly or indirectly, of increasing by more than 1% the proportionate share of the outstanding shares of any class of equity or convertible securities of the Corporation or any subsidiary that are directly or indirectly owned by any Related Person; and

                  (8) any agreement, contract or other arrangement providing for any of the transactions described in this
Article IX.

(B) Such affirmative vote shall be required notwithstanding any other provision of this Certificate, any provision of law, or any agreement with any regulatory agency or national securities exchange which might otherwise permit a lesser vote or no vote; provided, however, that in no instance shall the provisions of this Article IX require the vote of greater than 85% of the voting power of the outstanding shares entitled to vote thereon for the approval of a Business Combination.

         (C) The term "Business Combination" as used in this Article IX shall mean any transaction which is referred to in any one or more of Subsections 1(A)(1) through (8) above.

         SECTION 2. Application. The provisions of paragraph A shall not be applicable to any particular Business Combination, and such Business Combination shall require only such affirmative vote as is required by any other provision of this Certificate, any provision of law, or any agreement with any regulatory agency or national securities exchange, if the Business Combination shall have been approved in advance by a two-thirds vote of the Continuing Directors (as hereinafter defined; provided, however, that such approval shall only be effective if obtained at a meeting at which a continuing Director Quorum (as hereinafter defined) is present.

         SECTION 3. Definitions. For the purposes of this Article IX the following definitions apply:
                     -----------

                  (A) The term "Related Person" shall mean and include (i) any individual, corporation, partnership or other person or entity which together with its "affiliates" or "associates" (as those terms are defined in the Act) "beneficially owns" (as that there is defined in the Act) in the aggregate 10% or more of the outstanding shares of the common stock of the Corporation; and
(ii) any "affiliate" or "associate" (as those terms are defined in the Act) of any such individual, Corporation, partnership or other person or entity; provided, however, that the term "Related Person" shall not include the Corporation, any subsidiary of the Corporation, any employee benefit plan, employee stock plan of the Corporation or of any subsidiary of the Corporation, or any trust established by the Corporation in connection with the foregoing, or any person or entity organized, appointed, established or holding shares of capital stock of the Corporation for or pursuant to the terms of any such plan, nor shall such term encompass shares of capital stock of the Corporation held by any of the foregoing (whether or not held in a fiduciary capacity or otherwise). Without limitation, any shares of the common stock of the Corporation which any Related Person has the right to acquire pursuant to any agreement, or upon exercise or conversion rights, warrants or options, or otherwise, shall be deemed "beneficially owned" by such Related Person.

                  (B) The term "Substantial Part" shall mean more than 25% of the total assets of the entity at issue, as of the end of its most recent fiscal year ending prior to the time the determination is made.

                  (C) The term "Continuing Director" shall mean any member of the board of directors of the Corporation who is unaffiliated with and who is not the Related Person and was a member of the board prior to the time that the Related Person became a Related Person, and any successor of a Continuing Director who is unaffiliated with and who is not the Related Person and is recommended to succeed a Continuing Director by a majority of Continuing Directors then on the board.

(D) The term "Continuing Director Quorum" shall mean two-thirds of the Continuing Directors capable of exercising the powers conferred on them.


                                    ARTICLE X
                       Evaluation of Business Combinations

         In connection with the exercise of its judgment in determining what is in the best interests of the Corporation and of the stockholders, when evaluating a Business Combination (as defined in Article IX) or a tender or exchange offer, the board of directors of the Corporation shall, in addition to considering the adequacy of the amount to be paid in connection with any such transaction, consider all of the following factors and any other factors which it deems relevant; (A) the social and economic effects of the transaction on the Corporation and its subsidiaries, employees and customers, creditors and other elements of the communities in which the Corporation and its subsidiaries operate or are located; (B) the business and financial condition and earnings prospects of the acquiring person or entity, including, but not limited to, debt service and other existing financial obligations, financial obligations to be incurred in connection with the acquisition and other likely financial obligations of the acquiring person or entity and the possible effect of such conditions upon the Corporation and its subsidiaries and the other elements of the communities in which the Corporation and its subsidiaries operate or are located; and (C) the competence, experience, and integrity of the acquiring person or entity and its or their management.


                                   ARTICLE XI
                            Fiscal Year; Annual Audit

The fiscal year of the Corporation shall end on the last day of December of each year. The Corporation shall be subject to an annual audit as of the end of its fiscal year by independent public accountants appointed by and responsible to the board of directors.

                                   ARTICLE XII
                                    Dividends

Dividends upon the stock of the Corporation, subject to the provisions of the Certificate of Incorporation, if any, may be declared by the board of directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property or in the Corporation's own stock.

                                  ARTICLE XIII
                                Corporation Seal

The corporate seal of the Corporation shall be in such form as the board of directors shall prescribe.

                                   ARTICLE XIV
                                   Amendments

In accordance with the Corporation's Certificate of Incorporation, these By Laws may be repealed, altered, amended or rescinded by the stockholders of the Corporation only by vote of not less than 75% of the voting power of the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors (considered for this purpose as one class) cast at a meeting of the stockholders called for that purpose (provided that notice of such proposed repeal, alteration, amendment or rescission is included in the notice of such meeting). In addition, the board of directors may repeal, alter, amend or rescind these By Laws by vote of two-thirds of the board of directors at a legal meeting held in accordance with the provisions of these By Laws.

[GRAPHIC OMITTED]

                            EXOBOX TECHNOLOGIES CORP.

                                   EXHIBIT 4.5

               FORM OF WARRANTS TO PURCHASE SHARES OF COMMON STOCK


THIS WARRANT AND THE SHARES OF COMMON STOCK WHICH MAY BE PURCHASED UPON THE EXERCISE OF THIS WARRANT HAVE BEEN ACQUIRED SOLELY FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR ANY STATE SECURITIES LAWS. SUCH SECURITIES MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF SUCH REGISTRATION OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY AND ITS COUNSEL THAT SUCH SALE, OFFER, PLEDGE OR HYPOTHECATION IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF THE ACT AND OF ANY APPLICABLE STATE SECURITIES LAWS. UPON THE FULFILLMENT OF CERTAIN OF SUCH CONDITIONS EXOBOX TECHNOLOGIES CORP. HAS AGREED TO DELIVER TO THE HOLDER HEREOF A NEW WARRANT OR TO THE HOLDER THEREOF A NEW CERTIFICATE FOR THE SHARES ISSUABLE HEREUNDER, AS APPLICABLE, IN EACH CASE NOT BEARING THIS LEGEND, FOR THE WARRANT OR SUCH SHARES, AS THE CASE MAY BE, REGISTERED IN THE NAME OF THE HOLDER HEREOF OR THEREOF. A COPY OF THE AGREEMENT MAY BE OBTAINED AT NO COST BY WRITTEN REQUEST MADE BY THE HOLDER OF RECORD OF THIS WARRANT OR OF THE SHARES ISSUABLE HEREUNDER TO THE SECRETARY OF EXOBOX TECHNOLOGIES CORP.

                            EXOBOX TECHNOLOGIES CORP.
                          COMMON STOCK PURCHASE WARRANT
          ----------------------------------------------------------

No. 1                      _________           Void after ______________, 20___

THIS CERTIFIES THAT, for value received, ____________________________ (the "Holder") is entitled at any time during the 48 month period commencing on ___________, 20__ ("Initial Warrant Exercise Date") to subscribe for and purchase _______________ (_________) shares of the fully paid and nonassessable Common Stock, $.001 par value (the "Shares"), of EXOBOX TECHNOLOGIES CORP., a Nevada corporation (the "Company"), at the per share exercise price of $_____ (the "Exercise Price"), subject to the provisions and upon the terms and conditions hereinafter set forth.

1.       Method of Exercise; Payment.

a. Cash Exercise. The purchase rights represented by this Warrant may be exercised by the Holder, in whole or in part, by the surrender of this Warrant (with the notice of exercise form attached hereto as Exhibit A duly executed) at the principal office of the Company, and by the payment to the Company, by certified, cashier's or other check acceptable to the Company or by wire transfer to an account designated by the Company, of an amount equal to the aggregate Exercise Price of the Shares being purchased.

b. Stock Certificates. In the event of any exercise of the rights represented by this Warrant, certificates for the Shares so purchased shall be delivered to the Holder within a reasonable time and, unless this Warrant has been fully exercised or has expired, a new Warrant representing the shares with respect to which this Warrant shall not have been exercised shall also be issued to the Holder within such time.

2. Stock Fully Paid; Reservation of Shares. All of the Shares issuable upon the exercise of the rights represented by this Warrant will, upon issuance and receipt of the Exercise Price therefor, be fully paid and nonassessable, and free from all taxes, liens and charges with respect to the issue thereof. During the period within which the rights represented by this Warrant may be exercised, the Company shall at all times have authorized and reserved for issuance sufficient shares of its Common Stock to provide for the exercise of the rights represented by this Warrant.

3. Adjustments. Subject to the provisions of Section 11 hereof, the number and kind of securities purchasable upon the exercise of this Warrant and the Exercise Price therefor shall be subject to adjustment from time to time upon the occurrence of certain events, as follows:

a.       Reclassification.  In the case of any  reclassification  or change of securities  of the class  issuable upon exercise of this
                  Warrant (other than a change in par value, or from par value to no par value, or from no par value to par value, or as a result of a subdivision or combination), or in case of any merger of the Company with or into another corporation (other than a merger with another corporation in which the Company is the acquiring and the surviving corporation and which does not result in any reclassification or change of outstanding securities issuable upon exercise of this Warrant), or in case of any sale of all or substantially all of the assets of the Company, the
                  Company, or such successor or purchasing corporation, as the case may be, shall duly execute and deliver to the holder of this Warrant a new Warrant (in form and substance reasonably satisfactory to the holder of this Warrant), or the Company shall make appropriate provision without the issuance of a new Warrant, so that the holder of this
                  Warrant shall have the right to receive, at a total purchase price not to exceed that payable upon the exercise of the unexercised portion of this Warrant, and in lieu of the shares of Common Stock theretofore issuable upon exercise of this Warrant, (i) the kind and amount of shares of stock, other securities, money and property receivable upon such reclassification, change, merger or sale by a holder of the number of shares of Common Stock then purchasable under this Warrant, or (ii) in the case of such a merger or sale in which the consideration paid consists all or in part of assets other than securities of the successor or purchasing corporation, at the option of the Holder of this Warrant, the securities of the successor or purchasing corporation having a value at the time of the transaction equivalent to the fair market value of the Common Stock at the time of the transaction. The provisions of this subparagraph (a) shall similarly apply to successive reclassifications, changes, mergers and transfers.

b. Stock Splits, Dividends and Combinations. In the event that the Company shall at any time subdivide the outstanding shares of Common Stock or shall issue a stock dividend on its outstanding shares of Common Stock the number of Shares issuable upon exercise of this Warrant immediately prior to such subdivision or to the issuance of such stock dividend shall be proportionately increased, and the Exercise Price shall be proportionately decreased, and in the event that the Company shall at any time combine the outstanding shares of Common Stock the number of Shares issuable upon exercise of this Warrant immediately prior to such combination shall be proportionately decreased, and the Exercise Price shall be proportionately increased, effective at the close of business on the date of such subdivision, stock dividend or combination, as the case may be.

4. Notice of Adjustments. Whenever the number of Shares purchasable hereunder or the Exercise Price thereof shall be adjusted pursuant to Section 3 hereof, the Company shall provide notice to the Holder setting forth, in reasonable detail, the event requiring the adjustment, the amount of the adjustment, the method by which such adjustment was calculated, and the number and class of shares which may be purchased thereafter and the Exercise Price therefor after giving effect to such adjustment.

5. Fractional Shares. Whether or not the number of shares purchasable upon the exercise of a Warrant is adjusted pursuant to Section 3 of this Agreement, this Warrant may not be exercised for fractional shares and the Company shall not be required to issue fractions of Shares upon exercise of the Warrants or to distribute Shares certificates that evidence fractional Shares. In lieu of fractional Shares, there shall be returned to exercising Registered Holders of the Warrants upon such exercise an amount in cash, in United States dollars, equal to the amount in excess of that required to purchase the largest number of full Shares.

6. Representations of the Company. The Company represents that all corporate actions on the part of the Company, its officers, directors and shareholders necessary for the sale and issuance of the Shares pursuant hereto and the performance of the Company's obligations hereunder were taken prior to and are effective as of the effective date of this Warrant.

7. Representations and Warranties by the Holder. The Holder represents and warrants to the Company as follows:

a. This Warrant and the Shares issuable upon exercise thereof are being acquired for its own account, for investment and not with a view to, or for resale in connection with, any distribution or public offering thereof within the meaning of the Securities Act of 1933, as amended (the "Act"). Upon exercise of this Warrant, the Holder shall, if so requested by the Company, confirm in writing, in a form satisfactory to the Company, that the securities issuable upon exercise of this Warrant are being acquired for investment and not with a view toward distribution or resale.

b. The Holder understands that the Warrant and the Shares have not been registered under the Act by reason of their issuance in a transaction exempt from the registration and prospectus delivery requirements of the Act pursuant to Section 4(2) thereof, and that they must be held by the Holder indefinitely, and that the Holder must therefore bear the economic risk of such investment indefinitely, unless a subsequent disposition thereof is registered under the Act or is exempted from such registration.

c. The Holder has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the purchase of this Warrant and the Shares purchasable pursuant to the terms of this Warrant and of protecting its interests in connection therewith.

d. The Holder is able to bear the economic risk of the purchase of the Shares pursuant to the terms of this Warrant.

8.       Restrictive  Legend.  The  Shares  (unless  registered  under  the
Act)  shall  be  stamped  or  imprinted  with a  legend  in
              substantially the following form: THE SHARES REPRESENTED BY T HIS CERTIFICATE HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT
              WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF, AND HAVE NOT BEEN REGISTERED UNDER THE
              SECURITIES ACT OF 1933, AS AMENDED. SUCH SHARES MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR
              UNLESS THE COMPANY RECEIVES AN OPINION OF COUNSEL REASONABLY ACCEPTABLE TO IT STATING THAT SUCH SALE OR TRANSFER IS
              EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF THE ACT. UPON THE FULFILLMENT OF CERTAIN OF SUCH
              CONDITIONS EXOBOX TECHNOLOGIES CORP. HAS AGREED TO DELIVER TO THE HOLDER HEREOF A NEW CERTIFICATE NOT BEARING THIS
              LEGEND FOR THE SECURITIES REPRESENTED HEREBY REGISTERED IN THE NAME OF THE HOLDER HEREOF. A COPY OF THE AGREEMENT MAY BE
              OBTAINED AT NO COST BY WRITTEN REQUEST MADE BY THE HOLDER OF RECORD OF THIS CERTIFICATE TO THE SECRETARY OF EXOBOX
              TECHNOLOGIES CORP.

9.            Restrictions Upon Transfer and Removal of Legend.

a. The Company need not register a transfer of this Warrant or Shares bearing the restrictive legend set forth in Section 8 hereof, unless the conditions specified in such legend are satisfied. The Company may also instruct its transfer agent not to register the transfer of the Shares, unless one of the conditions specified in the legend referred to in Section 8 hereof is satisfied.

b. Notwithstanding the provisions of paragraph (a) above, no opinion of counsel shall be necessary for a transfer without consideration by any holder (i) if such holder is a partnership, to a partner or retired partner of such partnership who retires after the date hereof or to the estate of any such partner or retired partner, or
              (ii) if such holder is a corporation, to a shareholder of such corporation, or to any other corporation under common control, direct or indirect, with such holder.

10. Rights of Shareholders. No holder of this Warrant shall be entitled, as a Warrant holder, to vote or receive dividends or be deemed the holder of any Shares or any other securities of the Company which may at any time be issuable on the exercise hereof for any purpose, nor shall anything contained herein be construed to confer upon the holder of this Warrant, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action (whether upon any recapitalization, issuance of stock, reclassification of stock, change of par value, consolidation, merger, conveyance, or otherwise) or to receive notice of meetings, or to receive dividends or subscription rights or otherwise until the Warrant shall have been exercised and the Shares purchasable upon the exercise hereof shall have become deliverable, as provided herein.

11.           Redemption

a. Price At any time on or after the Initial Warrant Exercise Date the Company may redeem the Warrants, at its option, upon thirty days' notice at a price of $.001 per Warrant provided that the average closing bid price on the over-the-counter market for the Shares for ____ consecutive trading days immediately prior to the date of notice of redemption shall have been $___ or higher.

b. Notice of Redemption If the Company exercises its right to redeem the Warrants, it shall mail a notice of redemption to Registered Holders of the Warrants proposed for redemption, first class, postage prepaid, not later than thirty days before the date fixed for redemption, at the Registered Holders' last addresses as shall appear on the records of the Warrant Agent. Any notice mailed in the manner provided herein shall be conclusively presumed to have been duly given whether or not the Registered Holder receives such notice.

c. Contents of Notice The notice of redemption shall specify the redemption price, date fixed for redemption, the place where the Warrant shall be delivered and the redemption price shall be paid, and that the right to exercise the Warrant shall terminate at 5:00 p.m. (Nevada time) on the business day immediately preceding the date fixed for redemption. The date fixed for the redemption of the Warrants shall be the Redemption Date.

d. Early Redemption The Warrants may be called for redemption prior to the redemption date with respect to an entire class or classes, or in the alternative, with respect to any portion of a class or classes (and if called with respect to a portion of a class, such call shall be on a pro rata basis as to the holdings of each Registered Holder within such class).

e. Effect of Redemption Any right to exercise a Warrant shall terminate at 5:00 p.m. (Nevada time) on the business day immediately preceding the Redemption Date. On and after the Redemption Date, Holders of the Warrants shall have no further rights except to receive, upon surrender of the Warrant, the redemption price of $.001, without interest, per Warrant.

12. Notices. All notices and other communications required or permitted hereunder shall be in writing, shall be effective when
         --------
              given, and shall in any event be deemed to be given upon receipt or, if earlier, (a) five (5) days after deposit with the U.S. Postal Service or other applicable postal service, if delivered by first class mail, postage prepaid, (b) upon delivery, if delivered by hand, (c) one business day after the business day of deposit with Federal Express or similar overnight courier, freight prepaid or (d) one business day after the business day of facsimile transmission, if delivered by facsimile transmission with copy by first class mail, postage prepaid, and shall be addressed (i) if to the
              Holder, at the Holder's address as set forth on the books of the Company, and (ii) if to the Company, at the address of its principal corporate offices (attention: President) or at such other address as a party may designate by ten days advance written notice to the other party pursuant to the provisions above.

13. Registration Rights Agreement. The registration rights of the Holder (including Holders' successors) with respect to the stock underlying this warrant will be the same as granted to the holders of the Company's Common Stock.

14. Governing Law. This Warrant and all actions arising out of or in connection with this Agreement shall be governed by and construed in accordance with the laws of the State of Nevada, without regard to the conflicts of law provisions of the State of Nevada or of any other state.

15. Entire Agreement; Modification; Waivers This Agreement contains the entire agreement of the parties, and supersedes any prior agreements with respect to its subject matter. Except for the provisions of subsection _____, the Warrant Agent and the Company, by supplemental agreement, may make any changes in this Agreement
              (i) that they shall deem appropriate to cure any ambiguity or to correct any defective or inconsistent provision or manifest mistake or error herein contained; or (ii) that they may deem necessary or desirable and that shall not adversely affect the interests of the Registered Holders of Warrant Certificates (this provision, for instance, shall permit the Exercise Price to be decreased at the Company's option).

16. Jurisdiction and Venue The courts of the State of Nevada, sitting in the City of Las Vegas, (the "Nevada Courts") shall
         -----------------------
              have exclusive jurisdiction to hear, adjudicate, decide, determine and enter final judgment in any action, suit, proceeding, case, controversy or dispute, whether at law or in equity or both, and whether in contract or tort or both, arising out of or related to this Agreement, or the construction or enforcement hereof or thereof (any such action, suit, proceeding, case, controversy or dispute, a "Related Action"). The Company and the Registered Holder hereby irrevocably consent and submit to the exclusive personal jurisdiction of the Nevada Courts to hear, adjudicate, decide, determine and enter final judgment in any Related Action. The Company and the Registered Holder hereby irrevocably waive and agree not to assert any right or claim that it is not personally subject to the jurisdiction of the Nevada
              Courts in any Related Action, including any claim of forum non conveniens or that the Nevada Courts are not the proper venue or form to adjudicate any Related Action. If any Related Action is brought or maintained in any court other than the Nevada Courts, then that court shall, at the request of the Company or the Registered Holder, dismiss that action.

17. Specific Performance The Company hereby acknowledges and agrees that it is difficult, if not impossible to measure in money the damages that will accrue to the Registered Holder by reason of a failure to issue the Shares under this Agreement, and that the Registered Holder may seek to specifically enforce the Company's obligation to issue the Shares. Therefore, if the Registered Holder shall institute any action or proceeding to enforce the provisions hereof, the Company hereby waives all claims or defenses therein that the Registered Holder has an adequate remedy at law, and hereby agrees not to assert or otherwise raise any such claim or defense.

18. Waiver of Jury Trial The Company and the Registered Holder hereby waive trial by jury in any Related Action.

19. Attorney's Fees The prevailing party in any Related Action shall be entitled to recover that party's costs of suit, including reasonable attorney's fees.

20. Binding Effect This Agreement shall be binding on, and shall inure to the benefit of the parties and their respective successors in interest.

21. Construction, Counterparts This Agreement shall be construed as a whole and in favor of the validity and enforceability of each of its provisions, so as to carry out the intent of the parties as expressed herein. Heading are for the convenience of reference, and the meaning and interpretation of the text of any provision shall take precedence over its heading. This Agreement may be signed in one or more counterparts, each of which shall constitute an original, but all of which, taken together shall constitute one agreement. A faxed copy or photocopy of a party's signature shall be deemed an original for all purposes.



                  Issued this ___ day of _________, 20___.
                                                   EXOBOX TECHNOLOGIES CORP.


                                                   By:_________________________
                                                   Name:_______________________
                                                   Title: _____________________

                                    EXHIBIT A
                               NOTICE OF EXERCISE

         TO:  EXOBOX TECHNOLOGIES CORP.
               6303 Beverly Hill, Suite 210
               Houston, Texas 77057
               Attention: Robert B. Dillon

1. The undersigned hereby elects to purchase __________ Shares of EXOBOX TECHNOLOGIES CORP. pursuant to the terms of the attached Warrant.

2.                    Method of Exercise (Please initial the applicable blank):

                   ___The undersigned elects to exercise the attached Warrant by means of a cash payment, and tenders herewith or by concurrent wire transfer payment in full for the purchase price of the shares being purchased, together with all applicable transfer taxes, if any.

3. Please issue a certificate or certificates representing said Shares in the name of the undersigned or in such other name as is specified below:


                       ---------------------------------
                                    (Name)
                       ---------------------------------

                       ---------------------------------
                                    (Address)

4. The undersigned hereby represents and warrants that the aforesaid Shares are being acquired for the account of the undersigned for investment and not with a view to, or for resale, in connection with the distribution thereof, and that the undersigned has no present intention of distributing or reselling such shares and all representations and warranties of the undersigned set forth in Section 7 of the attached Warrant are true and correct as of the date hereof.


                                      ______________________________
                                                 (Signature)
                                     Title:__________________________

----------------------------
(Date)

                                  EXHIBIT 10.1

                          SECURITIES PURCHASE AGREEMENT

         THIS SECURITIES PURCHASE AGREEMENT (this "Agreement"), dated as of September 20, 2005, by and among Exobox Technologies Corp., a Nevada corporation, with headquarters located at 6303 Beverly Hill, Suite 210, Houston, Texas 77057 (the "Company"), and the purchasers named on the signature page hereto (each a "Purchaser" and collectively "Purchasers").

         WHEREAS, the Company and the Purchasers are executing and delivering this Agreement in reliance upon an exemption from securities registration afforded by the rules and regulations promulgated by the United States Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "1933 Act").

         WHEREAS, the parties desire that, upon the terms and subject to the conditions contained herein, the Purchasers will purchase and the Company desires to issue and sell, upon the terms and conditions set forth in this Agreement (i) 20,000 shares of convertible preferred stock of the Company, in the form described in the Amended and Restated of Articles of Incorporation attached hereto as Exhibit "A," in the aggregate principal amount of Five Hundred Thousand Dollars ($500,000) (together with any share(s) issued in replacement thereof or as a dividend thereon or otherwise with respect thereto in accordance with the terms thereof, the "Preferred Stock"), convertible into shares of Common Stock, par value $.001 per share, of the Company (the "Common Stock") at the rate described in the Exhibit "A" attached to this Purchase Agreement ("Conversion Price"), upon the terms and subject to the limitations and conditions set forth in the Amended and Restated Articles of Incorporation attached hereto as Exhibit "A." The Preferred Stock and Common Stock are collectively referred to herein as "Securities"; and

         WHEREAS, the aggregate proceeds of the sale of the Preferred Stock contemplated hereby shall be held in escrow pursuant to the terms of a Funds Escrow Agreement to be executed by the parties substantially in the form attached hereto as Exhibit B (the "Escrow Agreement").

         NOW, THEREFORE, in consideration of the mutual covenants and other agreements contained in this Agreement the Company and the Purchasers hereby agree as follows:

         1. Initial Closing. Subject to the satisfaction or waiver of the terms and conditions of this Agreement, on the Initial Closing Date, each Purchaser shall purchase and the Company shall sell to each Purchaser, Preferred Stock in the amount designated on the signature page hereto ("Initial Closing Preferred Stock"). The aggregate amount of the Preferred Stock to be purchased by the Purchasers on the Initial Closing Date shall, in the aggregate, be equal to the Initial Closing Purchase Price. The Initial Closing Date shall be twenty (20) days after commencement by Open System Resources, Inc. to draft the Company's Software Requirements Document ("SRD") which will be the Company's Software Development Plan for its first generation of products.

         2. Second Closing.

                  (a) Second Closing. The closing date in relation to the Second Closing Purchase Price shall be the last to occur of: (i) forty-five
         (45) days after the Initial Closing Date, or (ii) completion and delivery to the Company by Open System Resources, Inc. of the SRD (the "Second Closing Date"). Subject to the satisfaction or waiver of the terms and conditions of this Agreement on the Second Closing Date, each Purchaser shall purchase and the Company shall sell to each Purchaser, Preferred Stock in the principal amount designated on the signature page hereto ("Second Closing Preferred Stock"). The aggregate Purchase Price of the Second Closing Preferred Stock for all Purchasers shall be equal to the Second Closing Purchase Price. The Second Closing Preferred Stock shall be identical to the Preferred Stock issuable on the Initial Closing Date except that the Conversion Price (defined in the Amended and Restated Articles of Incorporation) shall be equitably adjusted to offset the effect of stock splits, stock dividends, pro rata distributions of property or equity interests to the Company's shareholders after the Initial Closing Date.

                  (b) Conditions to Second Closing. The occurrence of the Second Closing is expressly contingent on (i) the truth and accuracy, on the Second Closing Date of the representations and warranties of the Company and Purchaser contained in this Agreement, (ii) continued compliance with the covenants of the Company set forth in this Agreement, (iii) the non-occurrence of any Redemption Event (as defined in the Preferred Stock) or other default by the Company of its obligations and undertakings contained in this Agreement, and (iv) the delivery on the Second Closing Date of Second Closing Preferred Stock.

                  (c) Second Closing Deliveries. On the Second Closing Date, the Company will deliver the Second Closing Preferred Stock to the Escrow Agent and each Purchaser will deliver his portion of the respective Purchase Price to the Escrow Agent. On the Second Closing Date, the Company will deliver a certificate ("Second Closing Certificate") signed by its chief executive officer or chief financial officer (i) representing the truth and accuracy of all the representations and warranties made by the Company contained in this Agreement, as of the Initial Closing Date, and the Second Closing Date, as if such representations and warranties were made and given on all such dates,
         (ii) adopting the covenants and conditions set forth in Sections 11, 12, 13, and 14 of this Agreement in relation to the Second Closing Preferred Stock, (iii) representing the timely compliance by the Company with the Company's registration requirements set forth in
         Section 5 of this Agreement, and (iv) certifying that a Redemption Event has not occurred. A legal opinion nearly identical to the legal opinion referred to in Section 8 of this Agreement shall be delivered to each Purchaser at the Second Closing in relation to the Company, Second Closing Preferred Stock ("Second Closing Legal Opinion").

         3. Third Closing.

                  (a) Third Closing. The closing date in relation to the Third Closing Purchase Price shall be the forty-five (45) days after the Second Closing Date (the "Third Closing Date"). Subject to the satisfaction or waiver of the terms and conditions of this Agreement on the Third Closing Date, each Purchaser shall purchase and the Company shall sell to each Purchaser Preferred Stock in the principal amount designated on the signature page hereto ("Third Closing Preferred Stock"). The aggregate Purchase Price of the Third Closing Preferred Stock for all Purchasers shall be equal to the Third Closing Purchase Price. The Third Closing Preferred Stock shall be identical to the Preferred Stock issuable on the Initial Closing Date except that the Conversion Price (defined in the Amended and Restated Articles of Incorporation) shall be equitably adjusted to offset the effect of stock splits, stock dividends, pro rata distributions of property or equity interests to the Company's shareholders after the Initial Closing Date.

                  (b) Conditions to Third Closing. The occurrence of the Third Closing is expressly contingent on (i) the truth and accuracy, on the Effective Date, Actual Effective Date and the Third Closing Date of the representations and warranties of the Company and Purchaser contained in this Agreement, (ii) continued compliance with the covenants of the Company set forth in this Agreement, (iii) the non-occurrence of any Redemption Event (as defined in the Preferred Stock) or other default by the Company of its obligations and undertakings contained in this Agreement, and (iv) the delivery on the Third Closing Date of Third Closing Preferred Stock.

                  (c) Third Closing Deliveries. On the Third Closing Date, the Company will deliver the Third Closing Preferred Stock to the Escrow Agent and each Purchaser will deliver his portion of the respective Purchase Price to the Escrow Agent. On the Third Closing Date, the Company will deliver a certificate ("Third Closing Certificate") signed by its chief executive officer or chief financial officer (i) representing the truth and accuracy of all the representations and warranties made by the Company contained in this Agreement, as of the Initial Closing Date, the Second Closing Date, and the Third Closing Date, as if such representations and warranties were made and given on all such dates, (ii) adopting the covenants and conditions set forth in Sections 11, 12, 13, and 14 of this Agreement in relation to the Third Closing Preferred Stock, (iii) representing the timely compliance by the Company with the Company's registration requirements set forth in
         Section 5 of this Agreement, and (iv) certifying that a Redemption Event has not occurred. A legal opinion nearly identical to the legal opinion referred to in Section 8 of this Agreement shall be delivered to each Purchaser at the Third Closing in relation to the Company, Third Closing Preferred Stock ("Third Closing Legal Opinion").

         4. Fourth Closing.

                  (a) Fourth Closing. The closing date in relation to the Fourth Closing Purchase Price shall be forty-five (45) days after the Third Closing Date (the "Fourth Closing Date"). Subject to the satisfaction or waiver of the terms and conditions of this Agreement on the Fourth Closing Date, each Purchaser shall purchase and the Company shall sell to each Purchaser, Preferred Stock in the principal amount designated on the signature page hereto ("Fourth Closing Preferred Stock"). The aggregate Purchase Price of the Fourth Closing Preferred Stock for all Purchasers shall be equal to the Fourth Closing Purchase Price. The Fourth Closing Preferred Stock shall be identical to the Preferred Stock issuable on the Initial Closing Date except that the Conversion Price (defined in the Amended and Restated Articles of Incorporation) shall be equitably adjusted to offset the effect of stock splits, stock dividends, pro rata distributions of property or equity interests to the Company's shareholders after the Initial Closing Date.

                  (b) Conditions to Fourth Closing. The occurrence of the Fourth Closing is expressly contingent on (i) the truth and accuracy, on the Effective Date, Actual Effective Date and the Fourth Closing Date of the representations and warranties of the Company and Purchaser contained in this Agreement, (ii) continued compliance with the covenants of the Company set forth in this Agreement, (iii) the non-occurrence of any Redemption Event (as defined in the Preferred Stock) or other default by the Company of its obligations and undertakings contained in this Agreement, and (iv) the delivery on the Fourth Closing Date of Fourth Closing Preferred Stock.

                  (c) Fourth Closing Deliveries. On the Fourth Closing Date, the Company will deliver the Fourth Closing Preferred Stock to the Escrow Agent and each Purchaser will deliver his portion of the respective Purchase Price to the Escrow Agent. On the Fourth Closing Date, the Company will deliver a certificate ("Fourth Closing Certificate") signed by its chief executive officer or chief financial officer (i) representing the truth and accuracy of all the representations and warranties made by the Company contained in this Agreement, as of the Initial Closing Date, the Second Closing Date. the Third Closing Date, and the Fourth Closing Date, as if such representations and warranties were made and given on all such dates, (ii) adopting the covenants and conditions set forth in Sections 11, 12, 13, and 14 of this Agreement in relation to the Fourth Closing Preferred Stock, (iii) representing the timely compliance by the Company with the Company's registration requirements set forth in Section 5 of this Agreement, and (iv) certifying that a Redemption Event has not occurred. A legal opinion nearly identical to the legal opinion referred to in Section 8 of this Agreement shall be delivered to each Purchaser at the Fourth Closing in relation to the Company, Fourth Closing Preferred Stocks ("Fourth Closing Legal Opinion").

         5.       Registration Rights.

                  (a) Notice and Request to Piggyback. Whenever the Company proposes to register any of its Common Stock under the 1933 Act (a "Piggyback Registration"), the Company will give written notice to all Purchasers who hold Preferred Stock or Common Stock issued upon conversion of Preferred Stock ("Registrable Shares") of its intention to effect such a registration not later than forty-five (45) days prior to the anticipated filing date. Subject to the provisions of Sections, 5(c) and 5(d), the Company will include in such Piggyback Registration all Registrable Securities with respect to which the Company has received written requests for inclusion therein within fifteen (15) business days after the receipt by the applicable holder of the Company's notice. The holders of Registrable Shares shall be permitted to withdraw all or any part of the Registrable Shares from a Piggyback Registration at any time prior to the effective date of such Piggyback Registration. If a Piggyback Registration is an underwritten offering effected:

                           (i) under Section 5(c) hereof, all Persons whose
                  securities are included in the Piggyback Registration shall be obligated to sell their securities on the same terms and conditions as apply to the securities being issued and sold by the Company, or

                           (ii) under Section 5(d) hereof, all Persons whose
                  securities are included in the Piggyback Registration shall be obligated to sell their securities on the same terms and conditions as apply to the securities being sold by the Person or Persons who initiated the Piggyback Registration under said
                  Section 5(d).

                  (b) Piggyback Expenses. The Registration Expenses of the holders of Registrable Shares included in a Piggyback Registration will be paid by the Company in all Piggyback Registrations.

                  (c) Priority on Underwritten Primary Registration. If a Piggyback Registration is an underwritten primary registration on behalf of the Company, and the managing underwriters advise the Company in writing that in their opinion the total number of shares of Common Stock requested to be included in such registration exceeds the number of shares of Common Stock which can be sold in such offering, the Company will include in such registration:

                           (i) first, all shares of Common Stock the Company
proposes to sell, and

                           (ii) second, the Registrable Shares and such other
                  shares of Common Stock requested to be included in such registration in excess of the number of shares of Common Stock the Company proposes to sell which, in the opinion of such underwriters, can be sold (allocated pro rata among the holders of such Registrable Shares and other shares of Common Stock on the basis of the number of shares of Common Stock requested to be included therein by each such holder).

                  (d) Priority on Underwritten Secondary Registration. If a Piggyback Registration is an underwritten secondary registration on behalf of holders of the Company's Common Stock, and the managing underwriters advise the Company in writing that in their opinion the number of shares of Common Stock requested to be included in such registration exceeds the number of shares of Common Stock which can be sold in such offering, the Company will include in such registration:

                           (i) first, all shares of Common Stock requested to be
                  included in such registration by the securityholders initiating such registration; and

                           (ii) second, up to the full number of Registrable
                  Shares and such other shares of Common Stock requested to be included in such registration in excess of the number of shares of Common Stock the securityholders initiating such registration propose to sell which, in the opinion of such underwriters, can be sold (allocated pro rata among the holders of such Registrable Shares and other shares of Common Stock on the basis of the number of shares of Common Stock requested to be included therein by each such holder).

                  (e) Selection of Underwriters. If any Piggyback Registration is an underwritten offering, the Company will have the right to select the investment banker or investment bankers and manager or managers to administer the offering, which investment banker or bankers shall be major bracket investment bankers.

         6. Purchaser's Representations and Warranties. Each Purchaser hereby represents and warrants to and agrees with the Company only as to such Purchaser that:

                  (a) Information. The Purchaser and its advisors, if any, have been, and for so long as the Preferred Stock remains outstanding will continue to be, furnished with all materials relating to the business, finances and operations of the Company and materials relating to the offer and sale of the Securities which have been requested by the Purchaser or its advisors. The Purchaser and its advisors, if any, have been, and for so long as the Preferred Stock remains outstanding will continue to be, afforded the opportunity to ask questions of the Company. Notwithstanding the foregoing, the Company has not disclosed to the Purchaser any material nonpublic information and will not disclose such information unless such information is disclosed to the public prior to or promptly following such disclosure to the Purchaser. Neither such inquiries nor any other due diligence investigation conducted by Purchaser or any of its advisors or representatives shall modify, amend or affect Purchaser's right to rely on the Company's representations and warranties contained in Section 7 below. The Purchaser understands that its investment in the Securities involves a significant degree of risk.

                  (b) Accredited Investor Status. The Purchaser is, and will be at the time of the conversion of the Preferred Stock an "accredited investor," as such term is defined in Rule 501(a)(3) of Regulation D promulgated by the Commission under the 1933 Act, is experienced in investments and business matters, has made investments of a speculative nature and has purchased securities of United States publicly-owned companies in private placements in the past and, with its representatives, has such knowledge and experience in financial, tax and other business matters as to enable the Purchaser to utilize the information made available by the Company to evaluate the merits and risks of and to make an informed investment decision with respect to the proposed purchase, which represents a speculative investment. The Purchaser has the authority and is duly and legally qualified to purchase and own the Securities. The Purchaser is able to bear the risk of such investment for an indefinite period and to afford a complete loss thereof. The information set forth on the signature page hereto regarding the Purchaser is accurate.

                  (c) Investment Intent. On each Closing Date, the Purchaser will purchase the Preferred Stock as principal for its own account for investment only and not with a view toward, or for resale in connection with, the public sale or any distribution thereof.

                  (d) U.S. Persons. The Purchaser is not a U.S. Person as defined in Commission Rule 902(k).

                  (e) Category 3 Securities. The Purchaser has complied with all of the conditions required of it by Commission Rule 903(b)(3) to be complied with by it in connection with the transactions contemplated by this Agreement.

                  (f) Compliance with Securities Act. The Purchaser understands and agrees that the Securities have not been registered under the 1933 Act or any applicable state securities laws, by reason of their issuance in a transaction that does not require registration under the 1933 Act (based in part on the accuracy of the representations and warranties of Purchaser contained herein), and that such Securities must be held indefinitely unless a subsequent disposition is registered under the 1933 Act or any applicable state securities laws or is exempt from such registration.

                  (g) Preferred Stock Legend. The Preferred Stock shall bear the following legend:

                  "THIS PREFERRED STOCK AND THE COMMON SHARES ISSUABLE UPON CONVERSION OF THIS PREFERRED STOCK HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THIS PREFERRED STOCK AND THE COMMON SHARES ISSUABLE UPON CONVERSION OF THIS PREFERRED STOCK MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THIS PREFERRED STOCK UNDER SAID ACT OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO EXOBOX TECHNOLOGIES CORP. THAT SUCH REGISTRATION IS NOT REQUIRED."

                  (h) Communication of Offer. The offer to sell the Securities was directly communicated to the Purchaser by the Company. At no time was the Purchaser presented with or solicited by any leaflet, newspaper or magazine article, radio or television advertisement, or any other form of general advertising or solicited or invited to attend a promotional meeting otherwise than in connection and concurrently with such communicated offer.

                  (i) Authority; Enforceability. This Agreement and other agreements delivered together with this Agreement or in connection herewith have been duly authorized, executed and delivered by the Purchaser and are valid and binding agreements enforceable in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights generally and to general principles of equity; and Purchaser has full corporate power and authority necessary to enter into this Agreement and such other agreements and to perform its obligations hereunder and under all other agreements entered into by the Purchaser relating hereto.

                  (j) Restricted Securities. Purchaser understands that the Securities have not been registered under the 1933 Act and such Purchaser will not sell, offer to sell, assign, pledge, hypothecate or otherwise transfer any of the Securities unless (i) pursuant to an effective registration statement under the 1933 Act, (ii) such Purchaser provides the Company with an opinion of counsel, in a form reasonably acceptable to the Company, to the effect that a sale, assignment or transfer of the Securities may be made without registration under the 1933 Act, or (iii) Purchaser provides the Company with reasonable assurances (in the form of seller and broker representation letters) that the Common Stock can be sold pursuant to
         (A) Rule 144(b) promulgated under the 1933 Act, or (B) Rule 144(k) promulgated under the 1933 Act, in each case following the applicable holding period set forth therein. Notwithstanding anything to the contrary contained in this Agreement, such Purchaser may transfer (without restriction and without the need for an opinion of counsel) the Securities to its Affiliates (as defined below) provided that each such Affiliate is an "accredited investor" under Regulation D and such Affiliate agrees to be bound by the terms and conditions of this Agreement.

                  For the purposes of this Agreement, an "Affiliate" of any person or entity means any other person or entity directly or indirectly controlling, controlled by or under direct or indirect common control with such person or entity. For purposes of this definition, "control" means the power to direct the management and policies of such person or firm, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

                  (k) No Governmental Review. Each Purchaser understands that no United States federal or state agency or any other governmental or state agency has passed on or made recommendations or endorsement of the Securities or the suitability of the investment in the Securities nor have such authorities passed upon or endorsed the merits of the offering of the Securities.

                  (l) No Prior Short Selling. Each Purchaser represents and warrants to the Company that as of the date the Purchaser became aware of the offering of the Securities, such Purchaser and such Purchaser's Affiliates have not, directly or indirectly had any (i) "short" position (as such term is employed in Rule 3b-3 of the Securities and Exchange Act of 1934) in the Common Stock, or (ii) a hedged position which would establish a net short position with respect to the Common Stock.

                  (m) Correctness of Representations. Each Purchaser represents as to such Purchaser that the foregoing representations and warranties are true and correct as of the date hereof and, unless a Purchaser otherwise notifies the Company prior to each Closing Date shall be true and correct as of each Closing Date.

                  (n) Survival. The foregoing representations and warranties shall survive the Fourth Closing Date for a period of two years.

         7. Company Representations and Warranties. The Company represents and warrants to and agrees with each Purchaser that:

                  (a) Due Incorporation. The Company and each of its subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the respective jurisdictions of their incorporation and have the requisite corporate power to own their properties and to carry on their business as now being conducted. The Company and each of its subsidiaries is duly qualified as a foreign corporation to do business and is in good standing in each jurisdiction where the nature of the business conducted or property owned by it makes such qualification necessary, other than those jurisdictions in which the failure to so qualify would not have a Material Adverse Effect. For purpose of this Agreement, a "material adverse effect" shall mean a material adverse effect on the financial condition, results of operations, properties or business of the Company taken as a whole.

                  (b) Outstanding Stock. All issued and outstanding shares of capital stock of the Company and each of its subsidiaries have been duly authorized and validly issued and are fully paid and non-assessable.

                  (c) Authority; Enforceability. This Agreement, the Preferred Stock, the Escrow Agreement and any other agreements delivered together with this Agreement or in connection herewith (collectively "Transaction Documents") have been duly authorized, executed and delivered by the Company and are valid and binding agreements enforceable in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights generally and to general principles of equity. The Company has full corporate power and authority necessary to enter into and deliver the Transaction Documents and to perform its obligations thereunder.

                  (d) Additional Issuances. There are no outstanding agreements or preemptive or similar rights affecting the Company's common stock or equity and no outstanding rights, warrants or options to acquire, or instruments convertible into or exchangeable for, or agreements or understandings with respect to the sale or issuance of any shares of common stock or equity of the Company or other equity interest in any of the subsidiaries of the Company except as described on Schedule 7(d).

                  (e) Consents. No consent, approval, authorization or order of any court, governmental agency or body, arbitrator or stock exchange having jurisdiction over the Company, or any of its Affiliates, the Pink Sheets(R) or the Company's shareholders is required for the execution by the Company of the Transaction Documents and compliance and performance by the Company of its obligations under the Transaction Documents, including, without limitation, the issuance and sale of the Securities.

                  (f) No Violation or Conflict. Assuming the representations and warranties of the Purchasers in Section 6 are true and correct, neither the issuance and sale of the Securities nor the performance of the Company's obligations under this Agreement and all other agreements entered into by the Company relating thereto by the Company will:

                           (i) violate, conflict with, result in a breach of, or
                  constitute a default (or an event which with the giving of notice or the lapse of time or both would be reasonably likely to constitute a default) under (A) the articles or certificate of incorporation, charter or bylaws of the Company, (B) to the Company's knowledge, any decree, judgment, order, law, treaty, rule, regulation or determination applicable to the Company of any court, governmental agency or body, or arbitrator having jurisdiction over the Company or any of its subsidiaries or over the properties or assets of the Company or any of its Affiliates, (C) the terms of any bond, debenture, note or any other evidence of indebtedness, or any agreement, stock option or other similar plan, indenture, lease, mortgage, deed of trust or other instrument to which the Company or any of its Affiliates or subsidiaries is a party, by which the Company or any of its Affiliates or subsidiaries is bound, or to which any of the properties of the Company or any of its Affiliates or subsidiaries is subject, or (D) the terms of any "lock-up" or similar provision of any underwriting or similar agreement to which the Company, or any of its Affiliates or subsidiaries is a party except the violation, conflict, breach, or default of which would not have a Material Adverse Effect on the Company; or

                           (ii) result in the creation or imposition of any
                  lien, charge or encumbrance upon the Securities or any of the assets of the Company, its subsidiaries or any of its Affiliates; or

                           (iii) result in the activation of any anti-dilution
                  rights or a reset or repricing of any debt or security instrument of any other creditor or equity holder of the Company, nor result in the acceleration of the due date of any obligation of the Company; or

                           (iv) result in the activation of any piggy-back
                  registration rights of any person or entity holding securities of the Company or having the right to receive securities of the Company.

                  (g) The Securities. The Securities upon issuance:

                           (i) are, or will be, free and clear of any security
                  interests, liens, claims or other encumbrances, subject to restrictions upon transfer under the 1933 Act and any applicable state securities laws;

                           (ii) have been, or will be, duly and validly
                  authorized and on the date of conversion of the Preferred, the Common Stock will be duly and validly issued, fully paid and non-assessable (and if registered pursuant to the 1933 Act, and resold pursuant to an effective registration statement will be unrestricted and freely salable by persons who are not Affiliates of the Company, provided that each selling person complies with the prospectus delivery requirements of the 1933
                  Act);

                           (iii) will not have been issued or sold in violation
                  of any preemptive or other similar rights of the holders of any securities of the Company; and

                           (iv) will not subject the holders thereof to personal
                  liability by reason of being such holders.

                  (h) Litigation. There is no pending or, to the best knowledge of the Company, threatened action, suit, proceeding or investigation before any court, governmental agency or body, or arbitrator having jurisdiction over the Company, or any of its Affiliates that would affect the execution by the Company or the performance by the Company of its obligations under the Transaction Documents. Except as disclosed in the Other Written Information, there is no pending or, to the best knowledge of the Company, basis for or threatened action, suit, proceeding or investigation before any court, governmental agency or body, or arbitrator having jurisdiction over the Company, or any of its Affiliates which litigation if adversely determined would have a Material Adverse Effect on the Company.

                  (i) Public Company. The Company is a publicly-held company and, on the Initial Closing Date a class of common stock will be trading in the over-the-counter market and listed by the Pink Sheets(R).

                  (j) No Market Manipulation. The Company has not taken, and will not take, directly or indirectly, any action designed to, or that might reasonably be expected to, cause or result in stabilization or manipulation of the price of the Common Stock of the Company to facilitate the sale or resale of the Securities or affect the price at which the Securities may be issued or resold.

                  (k) Information Concerning Company. The written information furnished to Purchaser in writing (the "Other Written Information") and the Schedules hereto contain all material information relating to the Company and its operations and financial condition, and, there has been no material adverse change in the Company's business, financial condition or affairs not disclosed in the Other Written Information.

                  (l) Stop Transfer. The Preferred Stock, when issued, will be restricted securities. The Company will not issue any stop transfer order or other order impeding the sale, resale or delivery of any of the Securities, except as may be required by any applicable federal or state securities laws and unless contemporaneous notice of such instruction is given to the Purchaser.

                  (m) Defaults. Except as described on Schedule 7(m), the Company is not in violation of its articles of incorporation or bylaws. The Company is (i) not in default under or in violation of any other material agreement or instrument to which it is a party or by which it or any of its properties are bound or affected, which default or violation would have a Material Adverse Effect on the Company, (ii) not in default with respect to any order of any court, arbitrator or governmental body or subject to or party to any order of any court or governmental authority arising out of any action, suit or proceeding under any statute or other law respecting antitrust, monopoly, restraint of trade, unfair competition or similar matters, or (iii) to its knowledge not in violation of any statute, rule or regulation of any governmental authority which violation would have a Material Adverse Effect on the Company.

                  (n) No Integrated Offering. Neither the Company, nor any of its Affiliates, nor any person acting on its or their behalf, has directly or indirectly made any offers or sales of any security or solicited any offers to buy any security under circumstances that would cause the offer of the Securities pursuant to this Agreement to be integrated with prior offerings by the Company for purposes of the 1933 Act or any applicable stockholder approval provisions, including, without limitation, under the rules and regulations of the Pink Sheets(R). The Company or any of its Affiliates or subsidiaries will not take any action or steps that would cause the offer of the Securities to be integrated with other offerings. The Company will not conduct any offering other than the transactions contemplated hereby that will be integrated with the offer or issuance of the Securities.

                  (o) No General Solicitation. Neither the Company, nor any of its Affiliates, nor to its knowledge, any person acting on its or their behalf, has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D under the 1933 Act) in connection with the offer or sale of the Preferred Stock.

                  (p) Listing. The Company intends to qualify its common stock for quotation on the Pink Sheets(R). The Company has not received any oral or written notice that its common stock is not eligible nor will become ineligible for quotation on the Pink Sheets(R) nor that its common stock does not meet all requirements for the continuation of such quotation and the Company satisfies all the requirements for the continued quotation of its common stock on the Pink Sheets(R).

                  (q) No Undisclosed Liabilities. The Company has no liabilities or obligations which are material, individually or in the aggregate, which are not disclosed in the Other Written Information, other than those incurred in the ordinary course of the Company's businesses since December 31, 2004 and which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect other than as set forth in Schedule 7(q).

                  (r) No Undisclosed Events or Circumstances. Since December 31, 2004, no event or circumstance has occurred or exists with respect to the Company or its businesses, properties, operations or financial condition, that, under applicable law, rule or regulation, requires public disclosure or announcement prior to the date hereof by the Company but which has not been so publicly announced.
(s) Capitalization. The authorized and outstanding capital stock of the Company as of the date of this Agreement and the Closing Date are set forth on Schedule 7(s). Except as set forth in the Other Written Information and Schedule 7(d), there are no options, warrants, or rights to subscribe to, securities, rights or obligations convertible into or exchangeable for or giving any right to subscribe for any shares of capital stock of the Company. All of the outstanding shares of Common Stock of the Company have been duly and validly authorized and issued and are fully paid and non-assessable.
(t) Dilution. The Company's executive officers and directors understand the nature of the Securities being sold hereby and recognize that the issuance of the Securities will have a potential dilutive effect on the equity holdings of other holders of the Company's equity or rights to receive equity of the Company. The board of directors of the Company has concluded, in its good faith business judgment, that the issuance of the Securities is in the best interests of the Company. The Company specifically acknowledges that its obligation to issue the Common Stock upon conversion of the Preferred Stock is binding upon the Company and enforceable regardless of the dilution such issuance may have on the ownership interests of other shareholders of the Company or parties entitled to receive equity of the Company.
(u) No Disagreements with Accountants and Lawyers. There are no disagreements of any kind presently existing, or reasonably anticipated by the Company to arise, between the Company and the accountants and lawyers formerly or presently employed by the Company, including but not limited to disputes or conflicts over payment owed to such accountants and lawyers.

                  (v) Investment Company. The Company is not an Affiliate of an "investment company" within the meaning of the Investment Company Act of 1940, as amended.

                  (w) Correctness of Representations. The Company represents that the foregoing representations and warranties are true and correct as of the date hereof in all material respects, and, unless the Company otherwise notifies the Purchasers prior to each Closing Date, shall be true and correct in all material respects as of each Closing Date.

                  (x) Survival. The foregoing representations and warranties shall survive the Fourth Closing Date for a period of two years.

         8. Exempt Offering. The offer and issuance of the Securities to the Purchasers is being made pursuant to the exemption from the registration provisions of the 1933 Act afforded by Section 4(2), or Section 4(6) and Regulation S of the 1933 Act and Rule 506 of Regulation D promulgated thereunder. On the Closing Date, the Company will provide an opinion reasonably acceptable to Purchaser from the Company's legal counsel opining on the availability of an exemption from registration under the 1933 Act as it relates to the offer and issuance of the Securities and other matters reasonably requested by Purchasers. A form of the legal opinion is annexed hereto as Exhibit C. The Company will provide, at the Company's expense, such other legal opinions in the future as are reasonably necessary for the issuance and resale of the Common Stock issuable upon conversion of the Preferred Stock.

         9.1. Conversion of Preferred Stock.

                  (a) Upon the conversion of Preferred Stock or part thereof, the Company shall, at its own cost and expense, take all necessary action, including obtaining and delivering, an opinion of counsel to assure that the Company's transfer agent shall issue stock certificates in the name of Purchaser (or its nominee) or such other persons as designated by Purchaser and in such denominations to be specified at conversion representing the number of shares of common stock issuable upon such conversion. The Company warrants that no instructions other than these instructions have been or will be given to the transfer agent of the Company's Common Stock and that, unless waived by the Purchaser, the Common Stock will be freely tradable, and freely transferable, and will not contain a legend restricting the resale or transferability of the Common Stock provided the Common Stock is being sold by a person who is not an Affiliate of the Company in a transaction exempt from registration.

                  (b) Purchaser will give notice of its decision to exercise its right to convert the Preferred Stock or part thereof by telecopying an executed and completed Notice of Conversion (a form of which is annexed as Exhibit "A" to the Preferred Stock) to the Company via confirmed telecopier transmission or otherwise pursuant to Section 15(a) of this Agreement. The Purchaser will not be required to surrender the Preferred Stock until the Preferred Stock has been fully converted or satisfied. Each date on which a Notice of Conversion is telecopied to the Company in accordance with the provisions hereof shall be deemed a Conversion Date. The Company will itself or cause the Company's transfer agent to transmit the Company's Common Stock certificates representing the Common Stock issuable upon conversion of the Preferred Stock to the Purchaser via express courier for receipt by such Purchaser within five (5) business days after receipt by the Company of the Notice of Conversion (such fifth day being the "Delivery Date"). In the event the Common Stock is electronically transferable, then delivery of the Common Stock must be made by electronic transfer provided request for such electronic transfer has been made by the Purchaser. A certificate representing the balance of the Preferred Stock not so converted will be provided by the Company to the Purchaser if requested by Purchaser, provided the Purchaser delivers an original Preferred Stock to the Company. To the extent that a Purchaser elects not to surrender a Preferred Stock certificate for reissuance upon partial redemption or conversion, the Purchaser hereby indemnifies the Company against any and all loss or damage attributable to a third-party claim in an amount in excess of the actual amount then due under the Preferred Stock.

                  (c) The Company understands that a delay in the delivery of the Common Stock in the form required pursuant to Section 9 hereof, or the Mandatory Redemption Amount described in Section 9.2 hereof, later than two business days after the Delivery Date or later than the Mandatory Redemption Payment Date (as hereinafter defined) could result in economic loss to the Purchaser. As compensation to the Purchaser for such loss, the Company agrees to pay (as liquidated damages and not as a penalty) to the Purchaser for late issuance of Common Stock in the form required pursuant to Section 9 hereof upon Conversion of the Preferred Stock in the amount of $100 per business day after the Delivery Date for each $10,000 of Preferred Stock principal amount being converted, of the corresponding Common Stock which are not timely delivered. The Company shall pay any payments incurred under this
         Section in immediately available funds upon demand. Furthermore, in addition to any other remedies which may be available to the Purchaser, in the event that the Company fails for any reason to effect delivery of the Common Stock by the Delivery Date or make payment by the Mandatory Redemption Payment Date, the Purchaser will be entitled to revoke all or part of the relevant Notice of Conversion or rescind all or part of the notice of Mandatory Redemption by delivery of a notice to such effect to the Company whereupon the Company and the Purchaser shall each be restored to their respective positions immediately prior to the delivery of such notice, except that the liquidated damages described above shall be payable through the date notice of revocation or rescission is given to the Company.

                  (d) Nothing contained herein or in any document referred to herein or delivered in connection herewith shall be deemed to establish or require the payment of a rate of interest or other charges in excess of the maximum permitted by applicable law. In the event that the rate of interest or dividends required to be paid or other charges hereunder exceed the maximum permitted by such law, any payments in excess of such maximum shall be credited against amounts owed by the Company to the Purchaser and thus refunded to the Company.

         9.2. Mandatory Redemption at Purchaser's Election. In the event the Company is prohibited from issuing Common Stock, or fails to timely deliver Common Stock on a Delivery Date, or upon the occurrence of any other Redemption Event (as defined in the Preferred Stock or in this Agreement) or for any reason other than pursuant to the limitations set forth in Section 9.3 hereof, then at the Purchaser's election, the Company must pay to the Purchaser ten (10) business days after request by the Purchaser, at the Purchaser's election, a sum of money determined by (i) multiplying up to the outstanding principal amount of the Preferred Stock designated by the Purchaser by 130%, or (ii) multiplying the number of shares of Common Stock otherwise deliverable upon conversion of an amount of Preferred Stock principal and/or interest designated by the Purchaser (with the date of giving of such designation being a Deemed Conversion Date) at the then Conversion Price that would be in effect on the Deemed Conversion Date by the highest closing price of the Common Stock on the principal market for the period commencing on the Deemed Conversion Date until the day prior to the receipt of the Mandatory Redemption Payment, whichever is greater, together with accrued but unpaid interest thereon ("Mandatory Redemption Payment"). The Mandatory Redemption Payment must be received by the Purchaser on the same date as the Common Stock otherwise deliverable or within ten (10) business days after request, whichever is sooner ("Mandatory Redemption Payment Date"). Upon receipt of the Mandatory Redemption Payment, the corresponding Preferred Stock will be deemed paid and no longer outstanding. Liquidated damages calculated pursuant to
Section 9.1(c) hereof, that have been paid or accrued for the thirty day period prior to the actual receipt of the Mandatory Redemption Payment by the Purchaser shall be credited against the Mandatory Redemption Payment.

         9.3. Maximum Conversion. The Purchaser shall not be entitled to convert on a Conversion Date that amount of the Preferred Stock in connection with that number of shares of Common Stock which would be in excess of the sum of (i) the number of shares of common stock beneficially owned by the Purchaser and its Affiliates on a Conversion Date, and (ii) the number of shares of Common Stock issuable upon the conversion of the Preferred Stock with respect to which the determination of this provision is being made on a Conversion Date, which would result in beneficial ownership by the Purchaser and its Affiliates of more than 9.99% of the outstanding shares of common stock of the Company on such Conversion Date. For the purposes of the provision to the immediately preceding sentence, beneficial ownership shall be determined in accordance with Section 5(d) of the Securities Exchange Act of 1934, as amended, and Regulation 13d-3 thereunder. Subject to the foregoing, the Purchaser shall not be limited to aggregate conversions of only 9.99% and aggregate conversions by the Purchaser may exceed 9.99%. The Purchaser may void the conversion limitation described in this Section 9.3 upon and effective after 61 days prior written notice to the Company. The Purchaser may allocate which of the equity of the Company deemed beneficially owned by the Purchaser shall be included in the 9.99% amount described above and which shall be allocated to the excess above 9.99%.

         9.4. Injunction - Posting of Bond. In the event a Purchaser shall elect to convert Preferred Stock or part thereof in whole or in part, the Company may not refuse conversion or exercise based on any claim that such Purchaser or any one associated or affiliated with such Purchaser has been engaged in any violation of law, or for any other reason, unless, an injunction from a court, on notice, restraining and or enjoining conversion of all or part of said Preferred Stock shall have been sought and obtained by the Company and the Company has posted a surety bond for the benefit of such Purchaser in the amount of 130% of the amount of the Preferred Stock which is subject to the injunction, which bond shall remain in effect until the completion of arbitration or litigation of the dispute and the proceeds of which shall be payable to such Purchaser to the extent Purchaser obtains judgment.

         9.5. Buy-In. In addition to any other rights available to the Purchaser, if the Company fails to deliver to the Purchaser such shares issuable upon conversion of Preferred Stock by the Delivery Date and if seven (7) business days after the Delivery Date the Purchaser purchases (in an open market transaction or otherwise) shares of Common Stock to deliver in satisfaction of a sale by such Purchaser of the Common Stock which the Purchaser was entitled to receive upon such conversion (a "Buy-In"), then the Company shall pay in cash to the Purchaser (in addition to any remedies available to or elected by the Purchaser) the amount by which (A) the Purchaser's total purchase price (including brokerage commissions, if any) for the shares of Common Stock so purchased exceeds (B) the aggregate principal amount of the Preferred Stock for which such conversion was not timely honored, together with interest thereon at a rate of 15% per annum, accruing until such amount and any accrued interest thereon is paid in full (which amount shall be paid as liquidated damages and not as a penalty). For example, if the Purchaser purchases shares of Common Stock having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted conversion of $10,000 of preferred stock principal, the Company shall be required to pay the Purchaser $1,000, plus interest. The Purchaser shall provide the Company written notice indicating the amounts payable to the Purchaser in respect of the Buy-In.

         9.6 Adjustments. The Conversion Price and amount of Common Stock issuable upon conversion of the Preferred Stock shall be equitably adjusted to offset the effect of stock splits, stock dividends, pro rata distributions of property or equity interests to the Company's shareholders.

         9.7. Redemption. The Company may not redeem or call the Preferred Stock without the consent of the holder of the Preferred Stock.


         10. Finder's Fee. The Company on the one hand, and each Purchaser (for himself only) on the other hand, agree to indemnify the other against and hold the other harmless from any and all liabilities to any persons claiming brokerage commissions or finder's fees on account of services purported to have been rendered on behalf of the indemnifying party in connection with this Agreement or the transactions contemplated hereby and arising out of such party's actions.

         11. Covenants of the Company. The Company covenants and agrees with the Purchasers as follows:

                  (a) Stop Orders. The Company will advise the Purchasers, promptly after it receives notice of issuance by the Commission, any state securities commission or any other regulatory authority of any stop order or of any order preventing or suspending any offering of any securities of the Company, or of the suspension of the qualification of the Common Stock of the Company for offering or sale in any jurisdiction, or the initiation of any proceeding for any such purpose.

                  (b) Listing. The Company shall promptly secure the listing of the shares of Common Stock upon each national securities exchange, or automated quotation system upon which they are or become eligible for listing (subject to official notice of issuance) and shall maintain such listing so long as any Preferred Stock is outstanding. The Company will maintain the listing of its Common Stock on the American Stock Exchange, Nasdaq SmallCap Market(R), Nasdaq National Market System(R), Pink Sheets(R), or New York Stock Exchange (whichever of the foregoing is at the time the principal trading exchange or market for the Common Stock (the "Principal Market")), and will comply in all respects with the Company's reporting, filing and other obligations under the bylaws or rules of the Principal Market, as applicable. The Company will provide the Purchasers copies of all notices it receives notifying the Company of the threatened and actual delisting of the Common Stock from any Principal Market. As of the date of this Agreement and the Closing Date, the Pink Sheets(R) is and will be the Principal Market.

                  (c) Market Regulations. The Company shall notify the Commission, the Principal Market and applicable state authorities, in accordance with their requirements, of the transactions contemplated by this Agreement, and shall take all other necessary action and proceedings as may be required and permitted by applicable law, rule and regulation, for the legal and valid issuance of the Securities to the Purchasers and promptly provide copies thereof to Purchaser.

                  (d) Reporting Requirements. From the date of this Agreement and until the sooner of (i) two (2) years after the Fourth Closing Date, or (ii) until all the Common Stock has been resold or transferred by all the Purchasers pursuant to a registration statement or pursuant to Rule 144, without regard to volume limitation, the Company will cause to be publicly available information concerning the Company specified in paragraphs (a)(5)(i) to (xiv) inclusive, and paragraph
         (a)(5)(xvi) of Rule 15c2-11 under the 1933 Act. Until the resale of the Common Stock by each Purchaser or two (2) years after the Preferred Stock has been converted, the Company will use its best efforts to continue the listing or quotation of the Common Stock on the Principal Market or other market with the reasonable consent of Purchasers holding a majority of the Common Stock, and will comply in all respects with the Company's reporting, filing and other obligations under the bylaws or rules of the Principal Market. The Company agrees to timely file a Form D with respect to the Securities if required under Regulation D and to provide a copy thereof to each Purchaser promptly after such filing.

                  (e) Use of Proceeds. The Company undertakes to use the proceeds of the Purchasers' funds for the purposes set forth on
         Schedule 11(e) hereto. Except as set forth on Schedule 11(e), the Purchase Price may not and will not be used for accrued and unpaid officer and director salaries, payment of financing related debt, redemption of outstanding redeemable notes or equity instruments of the Company nor non-trade obligations outstanding on the Closing Date.

                  (f) Reservation. Prior to the Closing Date, the Company undertakes to reserve, pro rata, on behalf of each holder of Preferred Stock, from its authorized but unissued common stock, a number of common shares equal to 150% of the amount of Common Stock necessary to allow each holder of Preferred Stock to be able to convert all such outstanding Preferred Stock. Failure to have sufficient shares reserved pursuant to this Section 10(f) for three (3) consecutive business days or ten (10) days in the aggregate shall be a material default of the Company's obligations under this Agreement.

                  (g) Taxes. From the date of this Agreement and until the sooner of (i) two (2) years after the Fourth Closing Date, or (ii) until all the Common Stock has been resold or transferred by all the Purchasers pursuant to a registration statement or pursuant to Rule 144, without regard to volume limitations, the Company will promptly pay and discharge, or cause to be paid and discharged, when due and payable, all lawful taxes, assessments and governmental charges or levies imposed upon the income, profits, property or business of the Company; provided, however, that any such tax, assessment, charge or levy need not be paid if the validity thereof shall currently be contested in good faith by appropriate proceedings and if the Company shall have set aside on its books adequate reserves with respect thereto, and provided, further, that the Company will pay all such taxes, assessments, charges or levies forthwith upon the commencement of proceedings to foreclose any lien which may have attached as security therefore.

                  (h) Insurance. From the date of this Agreement and until the sooner of (i) two (2) years after the Fourth Closing Date, or (ii) until all the Common Stock has been resold or transferred by all the Purchasers pursuant to a registration statement or pursuant to Rule 144, without regard to volume limitations, the Company will keep its assets which are of an insurable character insured by financially sound and reputable insurers against loss or damage by fire, explosion and other risks customarily insured against by companies in the Company's line of business, in amounts sufficient to prevent the Company from becoming a co-insurer and not in any event less than one hundred percent (100%) of the insurable value of the property insured; and the Company will maintain, with financially sound and reputable insurers, insurance against other hazards and risks and liability to persons and property to the extent and in the manner customary for companies in similar businesses similarly situated and to the extent available on commercially reasonable terms.

                  (i) Books and Records. From the date of this Agreement and until the sooner of (i) two (2) years after the Fourth Closing Date, or
         (ii) until all the Shares have been resold or transferred by all the Purchasers pursuant to a registration statement or pursuant to Rule 144, without regard to volume limitations, the Company will keep true records and books of account in which full, true and correct entries will be made of all dealings or transactions in relation to its business and affairs in accordance with generally accepted accounting principles applied on a consistent basis.

                  (j) Governmental Authorities. From the date of this Agreement and until the sooner of (i) two (2) years after the Fourth Closing Date, or (ii) until all the Common Stock has been resold or transferred by all the Purchasers pursuant to a registration statement or pursuant to Rule 144, without regard to volume limitations, the Company shall duly observe and conform in all material respects to all valid requirements of governmental authorities relating to the conduct of its business or to its properties or assets.

                  (k) Intellectual Property. From the date of this Agreement and until the sooner of (i) two (2) years after the Fourth Closing Date, or
         (ii) until all the Common Stock has been resold or transferred by all the Purchasers pursuant to a registration statement or pursuant to Rule 144, without regard to volume limitations, the Company shall maintain in full force and effect its corporate existence, rights and franchises and all licenses and other rights to use intellectual property owned or possessed by it and reasonably deemed to be necessary to the conduct of its business.

                  (l) Properties. From the date of this Agreement and until the sooner of (i) two (2) years after the Fourth Closing Date, or (ii) until all the Common Stock has been resold or transferred by all the Purchasers pursuant to a registration statement or pursuant to Rule 144, without regard to volume limitation, the Company will keep its properties in good repair, working order and condition, reasonable wear and tear excepted, and from time to time make all necessary and proper repairs, renewals, replacements, additions and improvements thereto; and the Company will at all times comply with each provision of all leases to which it is a party or under which it occupies property if the breach of such provision could reasonably be expected to have a Material Adverse Effect.

                  (m) Confidentiality/Public Announcement. From the date of this Agreement and until the sooner of (i) two (2) years after the Fourth Closing Date, or (ii) until all the Common Stock has been resold or transferred by all the Purchasers pursuant to a registration statement or pursuant to Rule 144, without regard to volume limitations, the Company agrees that except in connection with a Form 8-K or a registration statement, it will not disclose publicly or privately the identity of the Purchasers unless expressly agreed to in writing by a Purchaser or only to the extent required by law and then only upon five days prior notice to Purchaser. In any event and subject to the foregoing, the Company undertakes to file a Form 8-K or make a public announcement describing the Offering not later than the first business day after each Closing Date. In the Form 8-K or public announcement, the Company will specifically disclose the amount of common stock outstanding immediately after each Closing.

                  (n) Further Registration Statements. Except for a registration statement filed on behalf of the Purchasers pursuant to Section 5 of this Agreement or in connection with the securities identified on
         Schedule 13.1 hereto, the Company will not file any registration statements, including but not limited to Form S-8, with the Commission or with state regulatory authorities without the consent of the Purchaser until one hundred and eighty (180) days after the Fourth Closing Date during which such registration statement shall have been current and available for use in connection with the public resale of the Common Stock ("Exclusion Period").

                  (o) Issuance of Common Stock. If at any time after the first closing until 180 days after the Fourth Closing Date, the Company shall issue, or agree to issue, shares of Common Stock, other than shares of Common Stock issued upon conversion of then outstanding shares of preferred stock, without the written consent of a majority of the Purchasers, then the Company shall issue ratably to the Purchasers the number of shares of Common Stock equal to four hundred percent (400%) of the number of shares issued or agreed to be issued.

                  (p) Issuance of Other Securities. If, at any time after the First Closing the Company shall issue any securities which are convertible into or exchangeable for Common Stock ("Convertible Securities"), other than shares of Series B Convertible Preferred Stock pursuant to the private placement memorandum ("Private Placement Memorandum") authorized by resolution of the board of directors dated September 15, 2005, either (i) at a conversion or exchange rate based on a discount from the market price of the Common Stock at the time of conversion or exercise or (ii) with a fixed conversion or exercise price less than the Conversion Price, then, at the Holder's option: (x) in the case of clause (i), the Conversion Price in respect of any conversion of Preferred Stock after such issuance shall be calculated utilizing the greatest discount applicable to any such Convertible Securities, to the extent such calculation would result in a lower Conversion Price; and (y) in the case of clause (ii), the Conversion Price will be reduced to such lesser conversion or exercise price, to the extent that this would result in a lower Conversion Price.

                  (q) Blackout. The Company undertakes and covenants that until the first to occur of (i) the end of the Exclusion Period, or (ii) until all the Common Stock has been resold pursuant to a registration statement or Rule 144, the Company will not enter into any acquisition, merger, exchange or sale or other transaction that could have the effect of delaying the effectiveness of any pending registration statement or causing an already effective registration statement to no longer be effective or current for a period of fifteen (15) or more days.

                  (r) Non-Public Information. The Company covenants and agrees that neither it nor any other Person acting on its behalf will provide any Purchaser or its agents or counsel with any information that the Company believes constitutes material non-public information, unless prior thereto such Purchaser shall have agreed in writing to receive such information. The Company understands and confirms that each Purchaser shall be relying on the foregoing representations in effecting transactions in securities of the Company.

         12. Covenants of the Company and Purchaser Regarding Indemnification.

                  (a) The Company agrees to indemnify, hold harmless, reimburse and defend the Purchasers, the Purchasers' officers, directors, agents, Affiliates, control persons, and principal shareholders, against any claim, cost, expense, liability, obligation, loss or damage (including reasonable legal fees) of any nature, incurred by or imposed upon the Purchaser or any such person which results, arises out of or is based upon (i) any material misrepresentation by Company or breach of any warranty by Company in this Agreement or in any Exhibits or Schedules attached hereto, or other agreement delivered pursuant hereto; or (ii) after any applicable notice and/or cure periods, any breach or default in performance by the Company of any covenant or undertaking to be performed by the Company hereunder, or any other agreement entered into by the Company and Purchaser relating hereto.

                  (b) Each Purchaser agrees to indemnify, hold harmless, reimburse and defend the Company and each of the Company's officers, directors, agents, Affiliates, control persons against any claim, cost, expense, liability, obligation, loss or damage (including reasonable legal fees) of any nature, incurred by or imposed upon the Company or any such person which results, arises out of or is based upon (i) any material misrepresentation by such Purchaser in this Agreement or in any Exhibits or Schedules attached hereto, or other agreement delivered pursuant hereto; or (ii) after any applicable notice and/or cure periods, any breach or default in performance by such Purchaser of any covenant or undertaking to be performed by such Purchaser hereunder, or any other agreement entered into by the Company and Purchasers, relating hereto.

                  (c) In no event shall the liability of any Purchaser or permitted successor hereunder or under any other agreement delivered in connection herewith be greater in amount than the dollar amount of the net proceeds actually received by such Purchaser upon the sale of Registrable Securities (as defined herein).

         13.1. Registration Procedures. If and whenever the Company is required by the provisions of Section 5 to effect the registration of any Registrable Shares under the 1933 Act, the Company will, as expeditiously as possible:

                  (a) subject to the timelines provided in this Agreement, prepare and file with the Commission a registration statement required by Section 5, with respect to such securities and use its best efforts to cause such registration statement to become and remain effective for the period of the distribution contemplated thereby (determined as herein provided), and promptly provide to the holders of the Registrable Stock copies of all filings and Commission letters of comment and notify Purchasers and Loughran & Co, 38 Hertford Street, London W1Y 7TG (by telecopier 011 44 207 355 4975 and by email to JLoughran@loughranandco.com) within two (2) hours of (i) notice that the Commission has no comments or no further comments on a registration statement, and (ii) the declaration of effectiveness of a registration statement, (failure to timely provide notice as required by this Section 13(a) shall be a material breach of the Company's obligation and a Redemption Event as defined in the Preferred Stock);

                  (b) prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective until such registration statement has been effective for a period of two (2) years, and comply with the provisions of the 1933 Act with respect to the disposition of all of the Registrable Securities covered by such registration statement in accordance with the Purchasers' intended method of disposition set forth in such registration statement for such period;

                  (c) furnish to the Purchasers, at the Company's expense, such number of copies of a registration statement and the prospectus included therein (including each preliminary prospectus) as such persons reasonably may request in order to facilitate the public sale or their disposition of the securities covered by such registration statement;

                  (d) use its best efforts to register or qualify the Purchasers' Registrable Stock covered by such registration statement under the securities or "blue sky" laws of such jurisdictions as the Sellers shall request in writing, provided, however, that the Company shall not for any such purpose be required to qualify generally to transact business as a foreign corporation in any jurisdiction where it is not so qualified or to consent to general service of process in any such jurisdiction;

                  (e) if applicable, list the Registrable Securities covered by such registration statement with any securities exchange on which the Common Stock of the Company is then listed;

                  (f) immediately notify the Purchasers when a prospectus relating thereto is required to be delivered under the 1933 Act, of the happening of any event of which the Company has knowledge as a result of which the prospectus contained in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing; and

                  (g) provided same would not be in violation of the provision of Regulation FD under the 1934 Act, make available for inspection by the Sellers, and any attorney, accountant or other agent retained by the Seller or underwriter, all publicly available, non-confidential financial and other records, pertinent corporate documents and properties of the Company, and cause the Company's officers, directors and employees to supply all publicly available, non-confidential information reasonably requested by the seller, attorney, accountant or agent in connection with such registration statement.

         13.2. Provision of Documents. In connection with each registration described in Section 5, each Seller will furnish to the Company in writing such information and representation letters with respect to itself and the proposed distribution by it as reasonably shall be necessary in order to assure compliance with federal and applicable state securities laws.

         14. (a) Prohibited Offerings. Until two hundred and twenty (220) days after the Fourth Closing Date, the Company shall not offer or sell its common stock or other securities or debt obligations without the written consent of the Purchasers, except (i) as full or partial consideration in connection with any merger, consolidation or purchase of substantially all of the securities or assets of any corporation or other entity, or (ii) as has been described in the Private Placement Memorandum or Other Written Information or delivered to the Purchasers prior to the Initial Closing Date (collectively "Excepted Issuances").

                  (b) Offering Restrictions. From the date of this Agreement and until the end of the Exclusion Period, except in connection with the Excepted Issuances, or the unsold portion of the Offering, the Company will not enter into any agreement to, nor issue any equity, convertible debt or other securities convertible into common stock without the prior written consent of the Purchasers, which consent may be withheld for any reason.

                  (c) Favored Nations Provision. Other than the Excepted Issuances, if at any time Preferred Stock is outstanding, if the Company shall offer, issue or agree to issue any common stock or securities convertible into or exercisable for shares of common stock (or modify any of the foregoing which may be outstanding at any time prior to a Closing Date) to any person or entity at a price per share or conversion or exercise price per share which shall be less than the Conversion Price, without the consent of each Purchaser holding Preferred Stock and/or Common Stock, then the Company shall issue, for each such occasion, additional shares of Common Stock to each Purchaser so that the average per share purchase price of the shares of Common Stock issued to the Purchaser (of only the Common Stock still owned by the Purchaser) is equal to such other lower price per share and the Conversion Price shall automatically be reduced to such other lower price per share. The delivery to the Purchaser of the additional shares of Common Stock shall be not later than the closing date of the transaction giving rise to the requirement to issue additional shares of Common Stock. The Purchaser is granted the registration rights described in Section 5 hereof in relation to such additional shares of Common Stock except that the Filing Date and Effective Date vis-a-vis such additional common shares shall be, respectively, the sixtieth
         (60th) and one hundred and twentieth (120th) date after the closing date giving rise to the requirement to issue the additional shares of Common Stock. For purposes of the issuance and adjustment described in this paragraph, the issuance of any security of the Company carrying the right to convert such security into shares of Common Stock or of any warrant, right or option to purchase Common Stock shall result in the issuance of the additional shares of Common Stock upon the issuance of such convertible security, warrant, right or option and again upon any subsequent issuances of shares of Common Stock upon exercise of such conversion or purchase rights if such issuance is at a price lower than the then Conversion Price. The rights of the Purchaser set forth in this Section 14 are in addition to any other rights the Purchaser has pursuant to this Agreement and any other agreement referred to or entered into in connection herewith.

                  (d) Maximum Exercise of Rights. In the event the exercise of the rights described in Section 14(c) would result in the issuance of an amount of common stock of the Company that would exceed the maximum amount that may be issued to a Purchaser calculated in the manner described in Section 9.3 of this Agreement, then the issuance of such additional shares of common stock of the Company to such Purchaser will be deferred in whole or in part until such time as such Purchaser is able to beneficially own such common stock without exceeding the maximum amount set forth calculated in the manner described in Section
         9.3 of this Agreement. The determination of when such common stock may be issued shall be made by each Purchaser as to only such Purchaser.

         15.      Miscellaneous.

                  (a) Notices. All notices, demands, requests, consents, approvals, and other communications required or permitted hereunder shall be in writing and, unless otherwise specified herein, shall be
         (i) personally served, (ii) deposited in the mail, registered or certified, return receipt requested, postage prepaid, (iii) delivered by reputable air courier service with charges prepaid, or (iv) transmitted by hand delivery, telegram, or facsimile, addressed as set forth below or to such other address as such party shall have specified most recently by written notice. Any notice or other communication required or permitted to be given hereunder shall be deemed effective
         (a) upon hand delivery or delivery by facsimile, with accurate confirmation generated by the transmitting facsimile machine, at the address or number designated below (if delivered on a business day during normal business hours where such notice is to be received), or the first business day following such delivery (if delivered other than on a business day during normal business hours where such notice is to be received) or (b) on the second business day following the date of mailing by express courier service, fully prepaid, addressed to such address, or upon actual receipt of such mailing, whichever shall first occur. The addresses for such communications shall be: (i) if to the Company, to: Exobox Technologies Corp., 6303 Beverly Hill, Suite 210, Houston, Texas 77057, Telephone: (713) 781-6173, Attn: Robert B. Dillon, President and Chief Executive Officer, telecopier: (713) 781-6175, with a copy by telecopier only to: Sonfield & Sonfield, Attorneys at Law, 770 South Post Oak Lane, Houston, Texas 77056, (by telecopier: 713-877-1547 and by email to Robert@Sonfield.com), (ii) if to the Purchasers, to: the one or more addresses and telecopier numbers indicated on the signature pages hereto, with an additional copy by telecopier only to: James Loughran, Esq., Loughran & Co, 38 Hertford Street, London W1Y 7TG (by telecopier 011 44 207 355 4975 and by email to JLoughran@loughranandco.com).

                  (b) Closing. The consummation of the transactions contemplated herein shall take place at the offices of Sonfield & Sonfield, 770 South Post Oak Lane, Houston, Texas 77056, upon the satisfaction of all conditions to Closing set forth in this Agreement. Each of the Initial Closing Date, Second Closing Date, Third Closing Date and Fourth Closing Date is referred to as a "Closing Date."

                  (c) Entire Agreement; Assignment. This Agreement and other documents delivered in connection herewith represent the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by both parties. Neither the Company nor the Purchasers have relied on any representations not contained or referred to in this Agreement and the documents delivered herewith. No right or obligation of either party shall be assigned by that party without prior notice to and the written consent of the other party.

                  (d) Counterparts/Execution. This Agreement may be executed in any number of counterparts and by the different signatories hereto on separate counterparts, each of which, when so executed, shall be deemed an original, but all such counterparts shall constitute but one and the same instrument. This Agreement may be executed by facsimile signature and delivered by facsimile transmission.

                  (e) Law Governing this Agreement. This Agreement shall be governed by and construed in accordance with the laws of the State of Nevada without regard to principles of conflicts of laws. Any action brought by either party against the other concerning the transactions contemplated by this Agreement shall be brought only in the state courts of Nevada or in the federal courts located in the state of Nevada. The parties and the individuals executing this Agreement and other agreements referred to herein or delivered in connection herewith on behalf of the Company agree to submit to the jurisdiction of such courts and waive trial by jury. The prevailing party shall be entitled to recover from the other party its reasonable attorney's fees and costs. In the event that any provision of this Agreement or any other agreement delivered in connection herewith is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any such provision which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision of any agreement.

                  (f) Specific Enforcement, Consent to Jurisdiction. The Company and Purchasers acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent or cure breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which any of them may be entitled by law or equity. Subject to Section 15(e) hereof, each of the Company, Purchaser and any signator hereto in his personal capacity hereby waives, and agrees not to assert in any such suit, action or proceeding, any claim that it is not personally subject to the jurisdiction in Nevada of such court, that the suit, action or proceeding is brought in an inconvenient forum or that the venue of the suit, action or proceeding is improper. Nothing in this Section shall affect or limit any right to serve process in any other manner permitted by law.

                  (g) Independent Nature of Purchasers. The Company acknowledges that the obligations of each Purchaser under the Transaction Documents are several and not joint with the obligations of any other Purchaser, and no Purchaser shall be responsible in any way for the performance of the obligations of any other Purchaser under the Transaction Documents. The Company acknowledges that the decision of each Purchaser to purchase Securities has been made by such Purchaser independently of any other Purchaser and independently of any information, materials, statements or opinions as to the business, affairs, operations, assets, properties, liabilities, results of operations, condition (financial or otherwise) or prospects of the Company which may have been made or given by any other Purchaser or by any agent or employee of any other Purchaser, and no Purchaser or any of its agents or employees shall have any liability to any Purchaser (or any other person) relating to or arising from any such information, materials, statements or opinions. The Company acknowledges that nothing contained in any Transaction Document, and no action taken by any Purchaser pursuant hereto or thereto shall be deemed to constitute the Purchasers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Purchasers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Documents. The Company acknowledges that each Purchaser shall be entitled to independently protect and enforce its rights, including without limitation, the rights arising out of the Transaction Documents, and it shall not be necessary for any other Purchaser to be joined as an additional party in any proceeding for such purpose. The Company acknowledges that it has elected to provide all Purchasers with the same terms and Transaction Documents for the convenience of the Company and not because Company was required or requested to do so by the Purchasers. The Company acknowledges that such procedure with respect to the Transaction Documents in no way creates a presumption that the Purchasers are in any way acting in concert or as a group with respect to the Transaction Documents or the transactions contemplated thereby.


                      [THIS SPACE INTENTIONALLY LEFT BLANK]

               SIGNATURE PAGE TO SECURITIES PURCHASE AGREEMENT


         Please acknowledge your acceptance of the foregoing Securities Purchase Agreement by signing and returning a copy to the undersigned whereupon it shall become a binding agreement between us.

EXOBOX TECHNOLOGIES CORP.


By:________________________________
       Robert B. Dillon, President Chief Executive Officer

-------------------------------------------------------------------------------


MANILLO INVESTORS, LTD.


By:______________________________________
       Megan Agha, Authorized Signatory

ADDRESS: Hunkins Waterfront Plaza
                  P.O. Box 556
                  Main Street, Memorial Square
                  Nevis, West Indies

AGGREGATE PURCHASE AMOUNT:

         First Closing Preferred Stock:                             $100,000USD
         Second Closing Preferred Stock:                            $100,000USD
         Third Closing Preferred Stock:                             $150,000USD
         Fourth Closing Preferred Stock:                            $150,000USD
                                                                   ============
         Aggregate Purchase Price:                                  $500,000USD

--------------------------------------------------------------------------------

                         LIST OF EXHIBITS AND SCHEDULES



    Exhibit A              Amended and Restated Articles of Incorporation

                           Amended Articles of Incorporation

    Exhibit B              Form of Escrow Agreement

    Exhibit C              Form of Legal Opinion

    Schedule 7(d)          Additional Issuances

    Schedule 7(m) Agreements Under Which the Company is in Possible Default

    Schedule 7(q)          Undisclosed Liabilities

    Schedule 7(s)          Capitalization

    Schedule 11(e)Use of Proceeds

                             Exhibit 10.1 - Page 42
                             Exhibit 10.1 - Page 22
                                   EXHIBIT "A"

                 AMENDED AND RESTATED ARTICLES OF INCORPORATION
                                       OF
                                  JINPIN, INC.


                                    ARTICLE I
                                      Name

         The name of the Corporation is changed to Exobox Technologies Corp. (herein the "Corporation").


                                   ARTICLE II
                           Registered Office and Agent

         The address of the Corporation's registered office in the State of Nevada is 613 Saddle River Court, Henderson, Nevada 89015. The name of the Corporation's registered agent at such address is Inc.Plan of Nevada.


                                   ARTICLE III
                                     Powers

         The purpose for which the Corporation is organized is to transact all lawful business for which corporations may be incorporated pursuant to the laws of the State of Nevada. The Corporation shall have all the powers of a corporation organized under the Nevada Revised Statutes.

                                   ARTICLE IV
                                      Term

         The Corporation is to have perpetual existence.


                                    ARTICLE V
                                  Capital Stock

         A. Number and Designation. The total number of shares of all classes that this Corporation shall have authority to issue shall be 510,000,000, of which 500,000,000 shall be shares of Common Stock, par value $0.001 per share ("Common Stock"), and 10,000,000 shall be shares of preferred stock, par value $0.001 per share ("Preferred Stock"). The shares may be issued by the Corporation from time to time as approved by the board of directors of the Corporation without the approval of the stockholders except as otherwise provided in this Article V or the rules of a national securities exchange if applicable. The consideration for subscriptions to, or the purchase of, the capital stock to be issued by a corporation shall be paid in such form and in such manner as the board of directors shall determine. The board of directors may authorize capital stock to be issued for consideration consisting of cash, any tangible or intangible property or any benefit to the corporation, or any combination thereof. In the absence of actual fraud in the transaction, the judgment of the directors as to the value of such consideration shall be conclusive. The capital stock so issued shall be deemed to be fully paid and nonassessable stock upon receipt by the corporation of such consideration. In the case of a stock dividend, the part of the surplus of the Corporation which is transferred to stated capital upon the issuance of shares as a stock dividend shall be deemed to be the consideration for their issuance.

         A description of the different classes and series (if any) of the Corporation's capital stock, and a statement of the relative powers, designations, preferences and rights of the shares of each class and series (if any) of capital stock, and the qualifications, limitations or restrictions thereof, are as follows:

         B. Undesignated Common Stock. Shares of Common Stock not at the time designated as shares of a particular series pursuant to this Article (V)(B) or any other provision of these Articles of Incorporation may be issued from time to time in one or more additional series or without any distinctive designation. The Board of Directors may determine, in whole or in part, the preferences, voting powers, qualifications and special or relative rights or privileges of any such series before the issuance of any shares of that series. The Board of Directors shall determine the number of shares constituting each series of Common Stock and each series shall have a distinguishing designation.

         C. Common Stock. Except as provided in these Articles or the designation of any series or class of capital stock, the holders of the Common Stock shall exclusively posses all voting power. Subject to the provisions of these Articles, each holder of shares of Common Stock shall be entitled to one vote for each share held by such holders.

         Whenever there shall have been paid, or declared and set aside for payment, to the holders of the outstanding shares of any class or series of stock having preference over the Common Stock as to the payment of dividends, the full amount of dividends and sinking fund or retirement fund or other retirement payments, if any, to which such holders are respectively entitled in preference to the Common Stock, then dividends may be paid on the Common Stock, and on any class or series of stock entitled to participate therewith as to dividends, out of any assets legally available for the payment of dividends, but only when and as declared by the board of directors of the Corporation.

         In the event of any liquidation, dissolution or winding up of the Corporation, after there shall have been paid, or declared and set aside for payment, to the holders of the outstanding shares of any class having preference over the Common Stock in any such event, the full preferential amounts to which they are respectively entitled, the holders of the Common Stock and of any class or series of stock entitled to participate therewith, in whole or in part, as to distribution of assets shall be entitled, after payment or provision for payment of all debts and liabilities of the Corporation, to receive the remaining assets of the Corporation available for distribution, in cash or in kind.

         Each share of Common Stock shall have the same relative powers, preferences and rights as, and shall be identical in all respects with, all the other shares of Common Stock of the Corporation.

         D. Class A Common Stock. The holders of Class A Common Stock and the holders of undesignated Common Stock shall have the respective rights and preferences set forth in this Article V.

                  (1) Rights and Privileges. Except as provided in these Articles, the holders of the Common Stock shall exclusively possess all voting power. Except as otherwise provided in this Article V or as otherwise required by applicable law, all shares of Class A Common Stock and undesignated Common Stock will be identical and will entitle the holders thereof to the same rights and privileges and shall rank equally, share ratably, and be identical in all respects as to all matters.

                  (2) Voting Rights. Except as otherwise required by law: (i) the holders of outstanding shares of undesignated Common Stock will be entitled to one vote per share on all matters to be voted on by the Corporation's shareholders; (ii) the holders of Class A Common Stock will be entitled to one hundred (100) votes per share on all matters to be voted on by the Corporation's shareholders; and (iii) the holders of outstanding shares of undesignated Common Stock and Class A Common Stock shall vote together as a single voting group.

                  (3) Payment of Dividends. Whenever there shall have been paid, or declared and set aside for payment, to the holders of the outstanding shares of any class or series of stock having preference over the Common Stock as to the payment of dividends, the full amount of dividends and sinking fund or retirement fund or other retirement payments, if any, to which such holders are respectively entitled in preference to the Common Stock, then dividends may be paid on the Common Stock, and on any class or series of stock entitled to participate therewith as to dividends, out of any assets legally available for the payment of dividends, but only when and as declared by the board of directors of the Corporation.

                  (4) Distributions in Liquidation. In the event of any liquidation, dissolution or winding up of the Corporation, after there shall have been paid, or declared and set aside for payment, to the holders of the outstanding shares of any class having preference over the Common Stock in any such event, the full preferential amounts to which they are respectively entitled, the holders of the undesignated Common Stock and Class A Common Stock and of any class or series of stock entitled to participate therewith, in whole or in part, as to distribution of assets shall be entitled, after payment or provision for payment of all debts and liabilities of the Corporation, to participate ratably on a per share basis in all distributions of the remaining assets of the Corporation available for distribution, in cash or in kind, as though all shares of Common Stock were of a single class.

                  (5) Limitation on Stock Splits, Combinations or
         Reclassifications.

                           (a) The Corporation shall not: (i) subdivide its
                  outstanding undesignated Common Stock by stock dividend or otherwise; or (ii) combine its outstanding undesignated Common Stock into a smaller number of shares; or (iii) reclassify its outstanding undesignated Common Stock (including any reclassification in connection with a merger, consolidation or other business combination in which the Corporation is the surviving corporation); unless at the same time the Corporation subdivides, combines or reclassifies, as applicable, the shares of outstanding Class A Common Stock on the same basis as the Corporation so subdivides, combines or reclassifies the outstanding undesignated Common Stock.

                           (b) The Corporation shall not: (i) subdivide its
                  outstanding Class A Common Stock by stock dividend or otherwise; or (ii) combine its outstanding Class A Common Stock into a smaller number shares; or (iii) reclassify its outstanding Class A Common Stock (including any reclassification in connection with a merger, consolidation or other business combination in which the Corporation is the surviving corporation); unless at the same time the Corporation subdivides, combines or reclassifies, as applicable, the shares of outstanding undesignated Common Stock on the same basis as the Corporation so subdivides, combines or reclassifies the outstanding Class A Common Stock.

                  (6) Conversion of Shares of Class A Common Stock Into Shares of undesignated Common Stock.

                           (a) For the purposes of this Article V, the following
definitions shall apply:

                                    (i) "Employee" means a person employed by
                           the Corporation or by a legal entity that is controlled, directly or indirectly, by the Corporation;

                                    (ii) "Transfer" means any sale, transfer,
                           gift, assignment, devise or other disposition, whether directly or indirectly, voluntarily or involuntarily or by operation of law or otherwise; and

                                    (iii) "Uncertificated Shares" means shares
                           without certificates within the meaning of the Nevada Revised Statutes, as it may be amended from time to time, or any subsequent statute replacing this statute.

                           (b) At the option of the Corporation: (1) outstanding
                  shares of Class A Common Stock which are the subject of a Transfer shall be convertible into a number of shares of undesignated Common Stock equal to the number of shares of outstanding Class A Common Stock subject to the Transfer; and
                  (2) in the event that an Employee ceases to be an Employee for any reason whatsoever, the outstanding shares of Class A Common Stock held by such Employee shall be convertible into a number of shares of undesignated Common Stock equal to the number of shares of outstanding Class A Common Stock held by such Employee. For purposes of this Article V, the conversion of shares of Class A Common Stock as a result of a Transfer and the conversion of shares of Class A Common Stock as a result of cessation of an Employee's status as an Employee shall both be referred to as a "Conversion Event."

                                    (i) Each Conversion Event shall be effective
                           immediately upon transmission or delivery of a written notice of conversion by the Corporation to the record holder of such shares (the "Effective Time") at such holder's address as it appears in the records of the Corporation.

                                    (ii) Each conversion of shares of Class A
                           Common Stock into shares of undesignated Common Stock pursuant to this Article V shall be deemed to be effective upon the Effective Time and at the Effective Time the rights of the holder of the converted Class A Common Stock as such holder shall cease and the holder of the converted Class A Common Stock shall be deemed to have become the holder of record of the shares of undesignated Common Stock into which such shares of Class A Common Stock have been converted as a result of the applicable Conversion Event.

                           (iii) The Board of Directors of the Corporation shall have the power to determine whether a Conversion Event has taken place with respect to any situation based upon the facts known to it. Each shareholder shall provide such information that the Corporation may reasonably request in order to ascertain facts or circumstances relating to a Transfer or proposed Transfer or a Conversion Event or proposed Conversion Event.

                           (c) Notwithstanding any other provision of this
                  Article V, shares of Class A Common Stock sold in a public offering of the Corporation's securities registered with the United States Securities and Exchange Commission (the "Public Offering"), regardless of the identity of the purchaser, transferee or other recipient of the disposition in the Public Offering, shall be automatically converted into a number of shares of undesignated Common Stock equal to the number of shares of Class A Common Stock sold in the Public Offering. Such conversion of shares of Class A Common Stock into shares of undesignated Common Stock shall be deemed to be effective at such time as the holder of the Class A Common Stock who is selling such shares in a Public Offering transfers such shares for disposition in the Public Offering, at which time the rights of the holder of the converted Class A Common Stock as such holder shall cease and the holder of the converted Class A Common Stock shall be deemed to have become the holder of record of the shares of undesignated Common Stock into which such shares of Class A Common Stock have been converted as a result of the Public Offering.

                           (d) The holder of shares of Class A Common Stock
                  converted pursuant to this Article V shall promptly surrender the certificate or certificates representing the shares so converted at the principal office of the Corporation (or such other office or agency of the Corporation as the Corporation may designate by notice in writing to the holders of Class A Common Stock) at any time during its usual business hours, and if such shares of Class A Common Stock are Uncertificated Shares, shall promptly notify the Corporation in writing of such transfer at the principal office of the Corporation (or such other office or agency of the Corporation as the Corporation may designate by notice in writing to the holders of the Class A Common Stock).

                           (e) In no event shall the Corporation be liable to
                  any such holder or any third party arising from any such conversion.

                           (f) The shares of undesignated Common Stock resulting
                  from a conversion of duly authorized, validly issued, fully paid and nonassessable shares of Class A Common Stock into shares of undesignated Common Stock pursuant to this Article V shall be duly authorized, validly issued, fully paid and nonassessable. Any share of Class A Common Stock which is converted into a share of undesignated Common Stock pursuant to this Article V shall become an authorized but unissued share of Class A Common Stock.

                           (g) The Corporation will at all times reserve and
                  keep available out of its authorized but unissued shares of undesignated Common Stock solely for the purpose of issue upon conversion of Class A Common Stock, such number of shares of undesignated Common Stock as shall then be issuable upon the conversion of all outstanding shares of Class A Common Stock.

                           (h) The issuance of certificates evidencing (or in
                  the case of Uncertificated Shares, the provision of applicable written statements or other documents with respect to) shares of undesignated Common Stock upon conversion of shares of Class A Common Stock shall be made without charge to the holders of such shares for any issue tax in respect thereof or other cost incurred by the Corporation in connection with such conversion; provided, however, the Corporation shall not be required to pay any tax that may be payable in respect of any Transfer involved in the issuance and delivery of any certificate in (or in the case of Uncertificated Shares, the provision of applicable written statements or other documents with respect to) a name other than that of the holder of the Class A Common Stock converted.

         E. Serial Preferred Stock. Shares of Preferred Stock not at the time designated as shares of a particular series pursuant to this Article (V)(E) or any other provision of these Articles of Incorporation may be issued from time to time in one or more additional series. The Board of Directors may determine, in whole or in part, the preferences, voting powers, qualifications and special or relative rights or privileges of any such series before the issuance of any shares of that series. The Board of Directors shall determine the number of shares constituting each series of Preferred Stock and each series shall have a distinguishing designation.

         Each share of each series of serial preferred stock shall have the same relative powers, preferences and rights as, and shall be identical in all respects with, all the other shares of the Corporation of the same series, except the times from which dividends on shares which may be issued from time to time of any such series may begin to accrue.

         F. Series A Convertible Preferred Stock. There shall be a series of Preferred Stock designated as "Series A Convertible Preferred Stock," and the number of shares constituting such series shall be 2,100,000. Such series is referred to herein as the "Series A Preferred Stock."

                  (1) Rank. All shares of the Series A Preferred Stock shall rank (i) prior to the Common Stock; (ii) prior to any class or series of capital stock of the Corporation now outstanding or hereafter created (unless, with the consent of a majority of the Holders, such hereafter created class or series of capital stock specifically, by its terms, ranks senior to or pari passu with the Series A Preferred Stock) (collectively, with the Common Stock, "Junior Securities"); and (iii) pari passu with any class or series of capital stock of the Corporation hereafter created (with the consent of a majority of the Holders) specifically ranking, by its terms, on parity with the Series A Preferred Stock (the "Pari Passu Securities"); and (iv) junior to any class or series of capital stock of the Corporation hereafter created (with the consent of a majority of the Holders) specifically ranking, by its terms, senior to the Series A Preferred Stock (the "Senior Securities"), in each case as to distribution of assets upon liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary.

                  (2) Dividends. No dividends shall be payable to the holder of shares of Series A Preferred Stock.

                  (3) Liquidation Preference. The Holders shall be entitled to such dividends paid and distributions made to the holders of Common Stock to the same extent as if such Holders had converted their shares of Preferred Stock into Common Stock (without regard to any limitations on conversion herein or elsewhere contained) and had been issued such Common Stock on the day before the record date for said dividend or distribution. Payments under the preceding sentence shall be made concurrently with the dividend or distribution to the holders of Common Stock.

                  (4) Voting Rights. Except as otherwise required by law, each share of outstanding Series A Preferred Stock shall entitle the holder thereof to vote on each matter submitted to a vote of the stockholders of the Corporation and to have the number of votes equal to the number authorized by the shares of Class A Common Stock into which such share of Series A Preferred Stock is then convertible pursuant to the provisions hereof at the record date for the determination of shareholders entitled to vote on such matters or, if no such record date is established, at the date such vote is taken or any written consent of stockholders becomes effective. Except as otherwise required by law or by these Articles, the holders of shares of Common Stock and Series A Preferred Stock shall vote together and not as separate classes.

                  (5) No Redemption. The shares of Series A Preferred Stock are not redeemable.

                  (6) Conversion Provisions.

                           (a) Conversion at Option of the Holders. Each share
                  of Series A Preferred Stock shall be convertible, at the option of the holder thereof, at any time on or after twelve
                  (12) months from and after the Closing Date, as defined in Paragraph H(2)(b) herein, into fully paid and nonassessable shares of Class A Common Stock and such other securities and property as hereinafter provided, initially at the Conversion Percentage defined in Paragraph F(9) of this Article V.

                           For the purpose of these Articles of Incorporation,
                  the term "Class A Common Stock" shall initially mean the class designated in these Articles of incorporation as Class A Common Stock, par value $.001 per share, of the Corporation subject to adjustment as hereinafter provided.

                           (b) Mechanics of Conversion. Any holder of shares of
                  Series A Preferred Stock desiring to convert such shares into Class A Common Stock shall surrender the certificate or certificates for such shares of Series A Preferred Stock at the office of the transfer agent for the Series A Preferred Stock, which certificate or certificates, if the Corporation shall so require, shall be duly endorsed to the Corporation or in blank, or accompanied by proper instruments of transfer to the Corporation or in blank, accompanied by irrevocable written notice to the Corporation that the holder elects so to convert such shares of Series A Preferred Stock and specifying the name or names (with address) in which a certificate or certificates for Class A Common Stock are to be issued.

                           (c) If at any time the number of outstanding shares
                  of Common Stock is increased by a stock split, stock dividend, combination, reclassification or other similar event, the number of shares of Common Stock issuable upon conversion of the Preferred Stock shall be proportionately increased, or if the number of outstanding shares of Common Stock is decreased by a reverse stock split, combination or reclassification of shares, or other similar event, the number of shares of Common Stock issuable upon conversion of the Preferred Stock shall be proportionately reduced. In such event, the Corporation shall notify the Corporation's transfer agent of such change on or before the effective date thereof.

                  (7) Protective Provisions. So long as any Preferred Shares are outstanding, the Corporation shall not, without first obtaining the approval of a majority of the Holders: (a) alter or change the rights, preferences or privileges of the Preferred Stock; (b) alter or change the rights, preferences or privileges of any capital stock of the Corporation so as to affect adversely the Preferred Stock; (c) create any Senior Securities; (d) create any pari passu Securities; (e) increase the authorized number of shares of Preferred Stock; (f) redeem or declare or pay any cash dividend or distribution on any Junior Securities, or (g) do any act or thing not authorized or contemplated by these Articles which would result in any taxation with respect to the Preferred Stock under Section 305 of the Internal Revenue Code of 1986, as amended, or any comparable provision of the Internal Revenue Code as hereafter from time to time amended, (or otherwise suffer to exist any such taxation as a result thereof).

                  (8) Outstanding Shares. For purposes of these Articles of Incorporation, all shares of Series A Preferred Stock shall be deemed outstanding except from the date of surrender of certificates representing shares of Series A Preferred Stock, all shares of Series A Preferred Stock converted into Class A Common Stock, from the date of registration of transfer, all shares of Series A Preferred Stock held of record by the Corporation or any subsidiary of the Corporation.

                  (9) Certain Definitions. As used in these Articles, the following terms shall have the following respective meanings:

                           "Affiliate" of any specified person means any other
                  person directly or indirectly controlling or controlled by or under Class A Common control with such specified person. For purposes of this definition, "control" when used with respect to any person means the power to direct the management and policies of such person, directly or indirectly, whether through the ownership of voting securities or otherwise; and the term "controlling" and "controlled" having meanings correlative to the foregoing.

                           "Class A Common Shares" shall mean the stock of the
                  Corporation described as Class A Common Stock in these Articles. However, Class A Common Shares issuable upon conversion of shares of this series shall include only shares of the class designated as Class A Common Shares as of the original date of issuance of shares of this Series, or shares of the Corporation of any class or classes resulting from any reclassification or reclassifications thereof and which have no preference in respect of dividends or of amounts payable in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Corporation and which are not subject to redemption by the Corporation; provided that if at any time there shall be more than one such resulting class, the shares of each such class then so issuable shall be substantially in the proportion which the total number of shares of such class resulting from such reclassifications bears to the total number of shares of all classes resulting from all such reclassifications.

                           "Conversion Percentage" shall mean 68.10% of the
                  Conversion Amount defined in Paragraph G(9) of this Article V, after the Conversion Amount is reduced by (i) the number of shares of Common Stock issued or issuable upon conversion of any shares of Series C Preferred Stock outstanding on the date of conversion, and (ii) the number of shares of Common Stock issued or issuable under conversion of any shares of Series B Preferred Stock outstanding on the date of conversion, that was issued subsequent to the Series B Preferred Stock issued in connection with the Agreement and Plan of Merger among the Corporation, TMI Acquisition Corp., a Nevada corporation and Exobox Technologies Corp., a Delaware corporation.

                           "Junior Securities, Pari Passu Securities, Senior
                  Securities" shall mean any class or series of capital stock of the Corporation now outstanding or hereafter created of capital stock specifically, by its terms, ranks senior to or pari passu with the Preferred Stock (collectively, with the Common Stock, "Junior Securities"); and (iii) pari passu with any class or series of capital stock of the Corporation hereafter created (with the consent of a majority of the Holders) specifically ranking, by its terms, on parity with the Preferred Stock (the "Pari Passu Securities"); and (iv) junior to any class or series of capital stock of the Corporation hereafter created (with the consent of a majority of the Holders) specifically ranking, by its terms, senior to the Preferred Stock (the "Senior Securities"), in each case as to distribution of assets upon liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary.

         G. Series B Preferred Stock. There shall be a series of Preferred Stock designated as "Series B Convertible Preferred Stock," and the number of shares constituting such series shall be 1,500,000. Such series is referred to herein as the "Series B Preferred Stock."

                  (1) Rank. All shares of the Series B Preferred Stock shall rank (i) prior to the Common Stock; (ii) prior to any class or series of capital stock of the Corporation now outstanding or hereafter created (unless, with the consent of a majority of the Holders, such hereafter created class or series of capital stock specifically, by its terms, ranks senior to or pari passu with the Series B Preferred Stock) (collectively, with the Common Stock, "Junior Securities"); and (iii) pari passu with any class or series of capital stock of the Corporation hereafter created (with the consent of a majority of the Holders) specifically ranking, by its terms, on parity with the Series B Preferred Stock (the "Pari Passu Securities"); and (iv) junior to any class or series of capital stock of the Corporation hereafter created (with the consent of a majority of the Holders) specifically ranking, by its terms, senior to the Series B Preferred Stock (the "Senior Securities"), in each case as to distribution of assets upon liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary.

                  (2) Dividends. No dividends shall be payable to the holder of shares of Series B Preferred Stock.

                  (3) Liquidation Preference. The Holders shall be entitled to such dividends paid and distributions made to the holders of Common Stock to the same extent as if such Holders had converted their shares of Preferred Stock into Common Stock (without regard to any limitations on conversion herein or elsewhere contained) and had been issued such Common Stock on the day before the record date for said dividend or distribution. Payments under the preceding sentence shall be made concurrently with the dividend or distribution to the holders of Common Stock.

                  (4) Voting Rights. Except as otherwise required by law, each share of outstanding Series B Preferred Stock shall entitle the holder thereof to vote on each matter submitted to a vote of the stockholders of the Corporation and to have the number of votes equal to the number (including any fraction) of shares of Common Stock into which such share of Series B Preferred Stock is then convertible pursuant to the provisions hereof at the record date for the determination of shareholders entitled to vote on such matters or, if no such record date is established, at the date such vote is taken or any written consent of stockholders becomes effective. Except as otherwise required by law or by these Articles, the holders of shares of Common Stock and Series B Preferred Stock shall vote together and not as separate classes.

                  (5) No Redemption. The shares of Series B Preferred Stock are not redeemable.

                  (6) Conversion Provisions.

                           (a) Conversion at Option of the Holders. Each share
                  of Series B Preferred Stock shall be convertible, at the option of the holder thereof, at any time on or after twelve
                  (12) months from and after the Closing Date, as defined in Paragraph H(2)(b) of this Article V, into fully paid and nonassessable shares of undesignated Common Stock and such other securities and property as hereinafter provided, at the Conversion Percentage defined in Paragraph G(9) of this
                  Article V.

                  For the purpose of these Articles of Incorporation, the term "Common Stock" shall initially mean the class designated in Paragraph C of this Article V as Common Stock, par value $.001 per share, of the Corporation as of August 31, 2005 subject to adjustment as hereinafter provided.

                           (b) Mechanics of Conversion. Any holder of shares of
                  Series B Preferred Stock desiring to convert such shares into Common Stock shall surrender the certificate or certificates for such shares of Series B Preferred Stock at the office of the transfer agent for the Series B Preferred Stock, which certificate or certificates, if the Corporation shall so require, shall be duly endorsed to the Corporation or in blank, or accompanied by proper instruments of transfer to the Corporation or in blank, accompanied by irrevocable written notice to the Corporation that the holder elects so to convert such shares of Series B Preferred Stock and specifying the name or names (with address) in which a certificate or certificates for Common Stock are to be issued.

                           (c) If at any time the number of outstanding shares
                  of Common Stock is increased by a stock split, stock dividend, combination, reclassification or other similar event, the number of shares of Common Stock issuable upon conversion of the Preferred Stock shall be proportionately increased, or if the number of outstanding shares of Common Stock is decreased by a reverse stock split, combination or reclassification of shares, or other similar event, the number of shares of Common Stock issuable upon conversion of the Preferred Stock shall be proportionately reduced. In such event, the Corporation shall notify the Corporation's transfer agent of such change on or before the effective date thereof.

                  (7) Protective Provisions. So long as any Preferred Shares are outstanding, the Corporation shall not, without first obtaining the approval of a majority of the Holders: (a) alter or change the rights, preferences or privileges of the Preferred Stock; (b) alter or change the rights, preferences or privileges of any capital stock of the Corporation so as to affect adversely the Preferred Stock; (c) create any Senior Securities; (d) create any pari passu Securities; (e) increase the authorized number of shares of Preferred Stock; (f) redeem or declare or pay any cash dividend or distribution on any Junior Securities, or (g) do any act or thing not authorized or contemplated by these Articles which would result in any taxation with respect to the Preferred Stock under Section 305 of the Internal Revenue Code of 1986, as amended, or any comparable provision of the Internal Revenue Code as hereafter from time to time amended, (or otherwise suffer to exist any such taxation as a result thereof).

                  (8) Outstanding Shares. For purposes of these Articles of Incorporation, all shares of Series B Preferred Stock shall be deemed outstanding except from the date of surrender of certificates representing shares of Series B Preferred Stock, all shares of Series B Preferred Stock converted into Common Stock, from the date of registration of transfer, all shares of Series B Preferred Stock held of record by the Corporation or any subsidiary of the Corporation.

                  (9) Certain Definitions. As used in these Articles, the following terms shall have the following respective meanings:

                           "Affiliate" of any specified person means any other
                  person directly or indirectly controlling or controlled by or under Common control with such specified person. For purposes of this definition, "control" when used with respect to any person means the power to direct the management and policies of such person, directly or indirectly, whether through the ownership of voting securities or otherwise; and the term "controlling" and "controlled" having meanings correlative to the foregoing.

                           "Common Shares" shall mean the stock of the
                  Corporation described as Common Stock in these Articles. However, Common Shares issuable upon conversion of shares of this series shall include only shares of the class designated as Common Shares as of the original date of issuance of shares of this Series, or shares of the Corporation of any class or classes resulting from any reclassification or reclassifications thereof and which have no preference in respect of dividends or of amounts payable in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Corporation and which are not subject to redemption by the Corporation; provided that if at any time there shall be more than one such resulting class, the shares of each such class then so issuable shall be substantially in the proportion which the total number of shares of such class resulting from such reclassifications bears to the total number of shares of all classes resulting from all such reclassifications.

                           "Conversion Amount" shall mean ninety seven (97%)
                  percent of the number of shares calculated by dividing the total number of outstanding shares of Common Stock immediately prior to the conversion of any shares and any series of convertible stock by three one-hundredths (.03). As a result, the outstanding shares of Series A, Series B and Series C Preferred Stock shall be convertible into a total of 97% of the total number of outstanding shares of all classes of Common Stock immediately after such conversion.

                           "Conversion Percentage" shall mean 31.9% of the
                  Conversion Amount defined in this Paragraph 9, after the Conversion Amount is reduced by (i) the number of shares of Common Stock issued or issuable upon conversion of any shares of Series C Preferred Stock outstanding on the date of conversion, and (ii) the number of shares of Common Stock issued or issuable upon conversion of any shares of Series B Preferred Stock outstanding on the date of conversion that was issued subsequent to the Series B Preferred Stock issued in connection with the Agreement and Plan of Merger among the Corporation, TMI Acquisition Corp., a Nevada corporation and Exobox Technologies Corp., a Delaware corporation.

                           "Junior Securities, Pari Passu Securities, Senior
                  Securities" shall mean any class or series of capital stock of the Corporation now outstanding or hereafter created of capital stock specifically, by its terms, ranks senior to or pari passu with the Preferred Stock (collectively, with the Common Stock, "Junior Securities"); and (iii) pari passu with any class or series of capital stock of the Corporation hereafter created (with the consent of a majority of the Holders) specifically ranking, by its terms, on parity with the Preferred Stock (the "Pari Passu Securities"); and (iv) junior to any class or series of capital stock of the Corporation hereafter created (with the consent of a majority of the Holders) specifically ranking, by its terms, senior to the Preferred Stock (the "Senior Securities"), in each case as to distribution of assets upon liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary.

         H. Series C Preferred Stock. There shall be a series of Preferred Stock designated as "Series C Convertible Preferred Stock," and the number of shares constituting such series shall be 20,000 each in the Face Amount of $25.00. The total shares of such series are convertible into the Conversion Percentage defined in subparagraph 2(d) hereinabove and is referred to herein as the "Series C Preferred Stock."

                  (1) Dividends. No dividends shall be payable to the holders of shares of Series C Preferred Stock.

                  (2) Certain Definitions. The following terms shall have the following meanings:

                           (a) "Business Day" means any day other than a
                  Saturday, Sunday or a day on which banks in Nevada are permitted or required by law to be closed.

                           (b) "Closing Date" means the date of the "First
                  Closing" as defined in the Securities Purchase Agreement.

                           (c) "Common Stock" means the common stock, $0.001 par
                  value, of the Corporation.

                           (d) "Conversion Percentage" means 5.1546391% of the
                  number of shares calculated by dividing the total number of outstanding shares of Common Stock immediately prior to the conversion of any shares of any series of convertible stock by three one-hundredths (.03). If all shares of the Series C Preferred Stock are issued, all such shares are collectively convertible into five (5%) percent of the total number of outstanding shares of all classes of Common Stock immediately after conversion of all outstanding shares of Series A, Series B, and Series C Preferred Stock.

                           (e) "Holders" means the initial Holders of the Series
                  C Preferred Stock and their transferees.

                           (f) "Material Adverse Change" means the occurrence of
                  a material adverse change or development in the business, properties, operations, financial condition, results of operation or prospects of the Corporation.

                           (g) "Securities Purchase Agreement" means the
                  Securities Purchase Agreement by and between the Corporation and Castlegate Group, Ltd., as amended from time to time in accordance with the terms thereof.

                  (3)  Conversion.

                           (a) Conversion at the Option of Holder. Each Holder
                  may, at any time and from time to time convert any or all of its shares of Series C Preferred Stock into the pro rata part of the total number of fully paid and nonassessable shares of Common Stock of the entire series based upon the Conversion Percentage defined in Paragraph H(2) of this Article V. The Conversion Amount is subject to adjustment as provided in section (8).

                           (b) Mechanics of Conversion. To convert the Preferred
                  Shares, a Holder shall: (i) fax (or otherwise deliver by other means resulting in notice) a copy of the fully executed Notice of Conversion in the form of Exhibit A hereto to the Corporation and (ii) within three (3) Business Days surrender or cause to be surrendered to the Corporation the certificates representing the Series C Preferred Stock being converted (the "Series C Preferred Stock Certificates") accompanied by duly executed stock powers and the original executed version of the Notice of Conversion. The date of the Corporation's receipt of the Notice of Conversion (i) shall be the "Conversion Date."

                           (c) Conversion Disputes. In the case of any dispute
                  with respect to a conversion, the Corporation shall promptly issue such number of shares of Common Stock as are not disputed in accordance with the other provisions of this section (3). If such dispute involves the calculation of the Conversion Amount, the Corporation shall submit the disputed calculations to an independent accounting firm of national standing, acceptable to Holder, via facsimile within two (2) Business Days of receipt of the Notice of Conversion. The accounting firm shall audit the calculations and notify the Corporation and the Holder of the results no later than two
                  (2) Business Days from the date it receives the disputed calculations. The accounting firm's calculation shall be deemed conclusive, absent manifest error. The Corporation shall then issue the appropriate number of shares of Common Stock in accordance with this section (3).

                           (d) Timing of Conversion. No later than the third
                  Business Day following the Conversion Date (the "Delivery Period"), provided that the Corporation has received prior to such date the Series C Preferred Stock Certificates (or the Holder has satisfied the provisions of section (11)(A), if applicable), the Corporation shall deliver to the Holder (or at its direction) (x) that number of shares of Common Stock issuable upon conversion of the number of Preferred Shares being converted and (y) a certificate representing the number of Preferred Shares not being converted, if any. The person or persons entitled to receive shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder of such shares at the close of business on the Conversion Date and such shares shall be issued at such time, unless the Notice of Conversion is revoked as provided in section (3)(d). The Delivery Period shall be extended until the Business Day following the date of delivery to the Corporation of the Series C Preferred Stock Certificates to be converted or satisfaction of the provisions of section
                  (11)(a), if applicable.

                           (e) Revocation of Notice of Conversion. In addition
                  to any other remedies which may be available to the Holder, in the event the Corporation fails for any reason to effect delivery to the Holder of certificates representing the shares of Common Stock receivable upon conversion of the Preferred Shares (or, solely as expressly permitted pursuant to sections
                  (4)(b) and (4)(e), to effect a Cash Conversion (as defined below)) by the Business Day following the expiration of the Delivery Period (which certificates shall be unlegended after the Effective Date), the Holder may revoke the Notice of Conversion by delivering a notice to such effect to the Corporation. Upon receipt by the Corporation of such a revocation notice, the Corporation shall immediately return the subject Series C Preferred Stock certificates and other conversion documents, if any, delivered by Holder, to the Holder, and the Corporation and the Holder shall each be restored to their respective positions held immediately prior to delivery of the Notice of Conversion; provided however, that the Corporation shall remain liable for payment of the amounts determined pursuant to section (5)(a) hereof for each day falling between the trading day following the Delivery Period and the date of the revocation notice is received by the Corporation, and shall also remain liable for any damages suffered by Holder.

                           (f) Maturity; Required Redemption. All Preferred
                  Shares outstanding on the third anniversary of the Closing Date will be redeemed on such date in cash equal to the aggregate Face Amount thereof. To the extent that the Preferred Shares are not so redeemed in cash on such date, the Holder may continue to convert such Preferred Shares in accordance with the other terms of these Articles of Incorporation.

                           (g) Stamp, Documentary and Other Similar Taxes. The
                  Corporation shall pay all stamp, documentary, issuance and other similar taxes which may be imposed with respect to the issuance and delivery of the shares of Common Stock pursuant to conversion of the Series C Preferred Stock; provided that the Corporation will not be obligated to pay stamp, transfer or other taxes resulting from the issuance of Common Stock to any person other than the registered holder of the Series C Preferred Stock.

                           (h) No Fractional Shares. No fractional shares of
                  Common Stock are to be issued upon the conversion of Series C Preferred Stock, but the Corporation shall pay a cash adjustment in respect of any fractional share which would otherwise be issuable in an amount equal to the same fraction of the Closing Bid Price on the Conversion Date of a share of Common Stock; provided that in the event that sufficient funds are not legally available for the payment of such cash adjustment any fractional shares of Common Stock shall be rounded up to the next whole number.

                           (i) Five Percent Holdings. Notwithstanding anything
                  to the contrary contained herein, the Series C Preferred Stock shall not be convertible by a Holder to the extent (but only to the extent) that, if convertible by such Holder, such Holder, or any of its affiliates (as defined under Rule 12b-2 of the Securities Exchange Act of 1934, as amended), would beneficially own in excess of 4.9% of the shares of Common Stock (the "4.9% Limitation"). To the extent the foregoing limitation applies, the determination of whether Series C Preferred Stock shall be convertible (vis-a-vis other securities owned by such Holder) and of which Series C Preferred Stock shall be convertible (as among shares of Series C Preferred Stock) shall be in the sole discretion of the Holder and submission of the Series C Preferred Stock for conversion shall be deemed to be the Holder's determination of whether such Series C Preferred Stock is convertible (vis-a-vis other securities owned by such Holder) and of which shares of Series C Preferred Stock are convertible (as among shares of Series C Preferred Stock), subject to such aggregate percentage limitation. No prior inability to convert Series C Preferred Stock pursuant to this section shall have any effect on the applicability of the provisions of this section with respect to any subsequent determination of convertibility. For the purposes of this section, beneficial ownership and all determinations and calculations, including without limitation, with respect to calculations of percentage ownership, shall be made in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and Regulation 13D and G thereunder. The provisions of this section may be implemented in a manner otherwise than in strict conformity with the terms of this section with the approval of the Board of Directors of the Corporation and a Holder: (i) with respect to any matter to cure any ambiguity herein, to correct this subsection (or any portion thereof) which may be defective or inconsistent with the intended 4.9% beneficial ownership limitation herein contained or to make changes or supplements necessary or desirable to properly give effect to such 4.9% limitation; and
                  (ii) with respect to any other matter, with the further consent of the holders of majority of the then outstanding shares of Common Stock. The Provisions of this section may be waived by a Holder upon ninety (90) days prior written notice from such Holder to the Corporation, including, without limitation, a limited waiver to increase the 4.9% limit herein contained to any other percentage specified by Holder. The limitations contained in this section shall apply to a successor Holder of Series C Preferred Stock if, and to the extent, elected by such successor Holder concurrently with its acquisition of such Series C Preferred Stock, such election to be promptly confirmed in writing to the Corporation (provided no transfer or series of transfers to a successor Holder or Holders shall be used by a Holder to evade the limitations contained herein).

                  (4) Reservation of Authorized Shares of Common Stock; Limitation on Number of Conversion Shares.

                           (a) Reservation of Common Stock. Subject to the
                  provisions of this section (4), the Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the Series C Preferred Stock a sufficient number of shares of Common Stock to provide for the conversion of all outstanding Preferred Shares upon issuance of shares of Common Stock (the "Reserved Amount"). The Reserved Amount shall be allocated among the Holders as provided in section (4)(c). If the Reserved Amount for any three (3) consecutive trading days (the last of such three (3) trading days being the "Authorization Trigger Date") is less than one hundred percent (100%) of the number of shares of Common Stock issuable on such trading days upon conversion of the outstanding Series C Preferred Stock (without giving effect to any limitation on conversion or exercise thereof) then the Corporation shall immediately notify the Holders of such occurrence and shall immediately take all necessary action (including stockholder approval to authorize the issuance of additional shares of Common Stock) to increase the Reserved Amount to one hundred percent (100%) of the number of shares of Common Stock issuable upon conversion of the outstanding Series C Preferred Stock and (without giving effect to any limitation on conversion or exercise thereof).

                           (b) Limitation on Number of Common Shares to be
                  Issued. Unless the Stockholder Approval (as defined below) is obtained, the Corporation shall not be obligated to issue, in the aggregate, more than 20,000,000 shares of Common Stock upon conversion of the Preferred Shares (the "Common Share Limit"), such amount to be proportionally and equitably adjusted from time to time in the event of stock splits, stock dividends, combinations, reverse stock splits, reclassifications, capital reorganizations and similar events relating to the Common Stock). If the Stockholder Approval has not been obtained at any time that the Common Share Limit with respect to any Holder has been reached, Notices of Conversion by such Holder shall be honored by payment to such Holder of cash in an amount equal to the Conversion Amount multiplied by the number of shares of Common Stock which would be issuable in satisfaction of the applicable Notice of Conversion (such payment being referred to herein as a "Cash Conversion"). If the Stockholder Approval has been obtained at any time, the Corporation shall have the right, subject to delivery of the notice required by section (4)(e) below, to honor any Notices of Conversion for shares of Common Stock in excess of the Common Share Limit by (a) delivery of shares of Common Stock or (b) by Cash Conversion.

                           (c) Allocation of Reserved Amount, Common Share
                  Limit. The Reserved Amount and the Common Share Limit shall be allocated among the Initial Holders according to the number of Preferred Shares issued to each such Holder on the Closing Date. Any shares of Common Stock which were initially allocated to any Holder remaining after such Holder no longer owns any Preferred Shares shall be allocated among the remaining Holders pro rata, based on the number of Preferred Shares then held by such Holders.

                           (d) Share Authorization. The Corporation shall
                  solicit by proxy the authorization (the "Stockholder Approval") by the stockholders of the Corporation of the issuance of shares of Common Stock upon conversion of shares of Series C Preferred Stock pursuant to the terms hereof in the aggregate in excess of twenty (20) percent of the outstanding shares of Common Stock and to eliminate any prohibitions under the rules or regulations of any stock exchange, interdealer quotation system or other self-regulatory organization with jurisdiction over the Corporation or any of its securities on the Corporation's ability to issue shares of Common Stock in excess of the Common Share Limit and use its commercially reasonable efforts to obtain the Stockholder Approval no later than one hundred and twenty (120) days following the date of the First Closing.

                           (e) Obligation to Notify. If the Corporation has not
                  received the Stockholder Approval by the date that is one hundred and twenty (120) days following the First Closing, the Corporation shall, on or prior to such date, notify the Holders. The Corporation shall immediately notify the Holders if, at any time, the Stockholder Approval is obtained. Following receipt of Stockholder Approval, the Corporation shall have the right, by notice to all of the Holders not less than five (5) Business Days prior to the first day of any month, to elect to honor all Notices of Conversion solely by Cash Conversion (and not by delivery of Common Stock) during such month. Each such notice (a "Notice of Cash Conversion") shall be effective only with respect to the single month designated therein, and shall specify, as of the date of delivery of such notice, the unissued portion of the Common Share Limit of the Holder to whom such notice is being delivered.

                  (5) Failure to Convert.

                           (a) Conversion Defaults. If, at any time, (x) the
                  Conversion Date has occurred and the Corporation fails for any reason to deliver, on or prior to the fifth Business Day following the expiration of the Delivery Period for such conversion (said period of time being the "Extended Delivery Period"), such number of shares of Common Stock to which such Holder is entitled upon such conversion, or (y) the Corporation provides notice (including by way of public announcement) to any Holder at any time of its intention not to issue shares of Common Stock upon exercise by any Holder of its conversion rights (other than because such issuance would exceed such Holder's allocated portion of the Reserved Amount) (each of (x) and (y) being a "Conversion Default"), then the Corporation shall pay to the affected Holder, in the case of a Conversion Default described in clause (x) above, and to all Holders, in the case of a Conversion Default described in clause (y) above, an amount equal to 1% of the Face Amount of the Series C Preferred Stock with respect to which the Conversion Default exists (which amount shall be deemed to be the aggregate Face Amount of all outstanding Series C Preferred Stock in the case of a Conversion Default described in clause (y) above) for each five days thereafter until the Cure Date. "Cure Date" means (i) with respect to a Conversion Default described in clause (x) of its definition, the date the Corporation effects the conversion of the portion of the Series C Preferred Stock submitted for conversion and (ii) with respect to a Conversion Default described in clause (y) of its definition, the date the Corporation undertakes in writing to issue Common Stock in satisfaction of all conversions of Series C Preferred Stock (provided that the Corporation thereafter so performs such obligations). The Corporation shall promptly provide each Holder with notice of the occurrence of a Conversion Default with respect to any of the other Holders. Notwithstanding anything in this section
                  (5)(a) or anywhere else in this Agreement to the contrary, no Conversion Default shall be deemed to occur if, prior to expiration of the Delivery Period, the Corporation has made to the Holder the cash payment permitted to be made pursuant to section (4)(b) following issuance to such Holder of such Holder's allocated portion of the Common Share Limit.

                           (b) Conversion Default Payments. The payments to
                  which a Holder shall be entitled pursuant to section (5)(a) are referred to herein as "Conversion Default Payments." Conversion Default Payments shall be paid in cash within two
                  (2) Business Days of written demand from a Holder. Such payment shall be made in accordance with and be subject to the provisions of section (7)(b).

                  (6) Redemption. The Corporation may not redeem or call the Series C Preferred Stock without the consent of the Holder of the Series C Preferred Stock.

                  (7) Rank. Except as provided in these Articles, all shares of Series C Preferred Stock shall rank pari passu to all of the Corporation's Common Stock, par value $.001 per share (the "Common Stock"), now or hereafter issued, both as to payment of dividends and as to distributions of assets upon liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary

                  (8) Adjustments to the Conversion Amount; Certain Protections. The Conversion Amount shall, in order to accomplish the results contemplated in these Articles of Incorporation, be subject to adjustment from time to time as follows:

                           (a) Stock Splits, Stock Dividends, Etc. If at any
                  time on or after the Closing Date, the number of outstanding shares of Common Stock is increased by a stock split, stock dividend, combination, reclassification or other similar event, the number of shares of Common Stock issuable upon conversion of the Series C Preferred Stock shall be proportionately increased, or if the number of outstanding shares of Common Stock is decreased by a reverse stock split, combination or reclassification of shares, or other similar event, the number of shares of Common Stock issuable upon conversion of the Series C Preferred Stock shall be proportionately reduced. In such event, the Corporation shall notify the Corporation's transfer agent of such change on or before the effective date thereof.

                           (b) Certain Public Announcements. In the event that
                  (i) the Corporation makes a public announcement that it intends to consolidate or merge with any other entity (other than a merger in which the Corporation is the surviving or continuing entity and its capital stock is unchanged and there is no distribution thereof) or to sell or transfer all or substantially all of the assets of the Corporation or (ii) any person, group or entity (including the Corporation) publicly announces a tender offer in connection with which such person, group or entity seeks to purchase 50% or more of the Common Stock (the date of the announcement referred to in clause (i) or (ii) of this paragraph is hereinafter referred to as the "Announcement Date"), then the Conversion Amount shall, effective upon the Announcement Date and continuing through the consummation of the proposed tender offer or transaction or the Abandonment Date (as defined below), be equal to the lesser of (x) the Conversion Amount calculated as provided in section (3) the (y) the Conversion Amount which would have been applicable for Conversion occurring on the Announcement Date. From and after the Abandonment Date, as the case may be, the Conversion Amount shall be determined as set forth in section (3). The "Abandonment Date" means with respect to any proposed transaction or tender offer for which a public announcement as contemplated by this paragraph has been made, the date which is seven (7) trading days after the date upon which the Corporation (in the case of clause (i) above) or the person, group or entity (in the case of clause (ii) above) publicly announces the termination or abandonment of the proposed transaction or tender offer which causes this paragraph to become operative.

                           (c) Major Transactions. If the Corporation shall
                  consolidate with or merge into any corporation or reclassify its outstanding shares of Common Stock (other than by way of subdivision or reduction of such shares) (each a "Major Transaction"), then each Holder shall thereafter be entitled to receive consideration, in exchange for each share of Series C Preferred Stock held by it, equal to the greater of, as determined in the sole discretion of such Holder: (i) the number of shares of stock or securities or property of the Corporation, or of the entity resulting from such Major Transaction (the "Major Transaction Consideration"), to which a Holder of the number of shares of Common Stock delivered upon conversion of such shares of Series C Preferred Stock would have been entitled upon such Major Transaction had the Holder's Preferred Shares been converted (without regard to any limitations on conversion herein contained) on the trading date immediately preceding the public announcement of the transaction resulting in such Major Transaction and had such Common Stock been issued and outstanding and had such Holder been the holder of record of such Common Stock at the time of such Major Transaction, and the Corporation shall make lawful provision therefore as a part of such consolidation, merger or reclassification; and (ii) 125% of the Face Amount of such shares of Series C Preferred Stock in cash. No sooner than ten
                  (10) days nor later than five (5) days prior to the consummation of the Major Transaction, but not prior to the public announcement of such Major Transaction, the Corporation shall deliver written notice ("Notice of Major Transaction") to each Holder, which Notice of Major Transaction shall be deemed to have been delivered one (1) Business Day after the Corporation's sending such notice by telecopy (provided that the Corporation sends a confirming copy of such notice on the same day by overnight courier). Such Notice of Major Transaction shall indicate the amount and type of the Major Transaction Consideration which such Holder would receive under this section (8)(c). If the Major Transaction Consideration does not consist entirely of United States dollars, such Holder may elect to receive United States dollars in an amount equal to the value, determined by a reputable accounting firm selected by the Corporation that is reasonably acceptable to a majority of the Holders of the Major Transaction Consideration in lieu of the Major Transaction Consideration which does not consist entirely of United States Dollars, by delivering notice of such election to the Corporation within five (5) days of the Holder's receipt of the Notice of Major Transaction.

                           (d) Issuance of Other Securities. If, at any time
                  after the First Closing the Corporation shall issue any securities which are convertible into or exchangeable for Common Stock ("Convertible Securities") either (i) at a conversion or exchange rate based on a discount from the market price of the Common Stock at the time of conversion or exercise or (ii) with a fixed conversion or exercise price less than the Conversion Amount, then, at the Holder's option:
                  (x) in the case of clause (i), the Conversion Amount in respect of any conversion of Series C Preferred Stock after such issuance shall be calculated utilizing the greatest discount applicable to any such Convertible Securities, to the extent such calculation would result in a lower Conversion Amount; and (y) in the case of clause (ii), the Conversion Amount will be reduced to such lesser conversion or exercise price, to the extent that this would result in a lower Conversion Amount.

                           (e) Adjustment Due to Distribution. If at any time
                  after the Closing Date, the Corporation shall declare or make any distribution of its assets (or rights to acquire its assets) to holders of Common Stock as a partial liquidating dividend, by way of return of capital or otherwise (including any dividend or distribution to the Corporation's stockholders in cash or shares (or rights to acquire shares) of capital stock of a subsidiary (i.e. a spin-off) (a "Distribution"), then the Conversion Amount shall be equitably adjusted to take account of such distribution.

                           (f) Purchase Rights. If at any time after the Closing
                  Date, the Corporation issues any Convertible Securities or rights to purchase stock, warrants, securities or other property (the "Purchase Rights") pro rata to the record holders of any class of Common Stock, then the Holders will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which such Holder could have acquired if such Holder had held the number of shares of Common Stock acquirable upon complete conversion of the Series C Preferred Stock (without regard to any limitations on conversion or exercise herein or elsewhere contained) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Common Stock are to be determined for the grant, issue or sale of such Purchase Rights.

                           (g) Notice of Adjustments. Upon the occurrence of
                  each adjustment or readjustment of the Conversion Amount pursuant to this section (8), the Corporation, at its expense, shall promptly compute such adjustment or readjustment and prepare and furnish to each Holder a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any Holder, furnish to such Holder a like certificate setting forth (i) such adjustment or readjustment, (ii) the Conversion Amount at the time in effect and (iii) the number of shares of Common Stock and the amount, if any, of other securities or property which at the time would be received upon conversion of a share of Series C Preferred Stock.

                  (9) Voting Rights. No holder of the Series C Preferred Stock shall be entitled to vote on any matter submitted to the shareholders of the Corporation for their vote, waiver, release or other action, except as may be otherwise expressly required by law.

                  (10) Protection Provisions. So long as any Preferred Shares are outstanding, the Corporation shall not, without first obtaining the approval of a majority of the Holders: (a) alter or change the rights, preferences or privileges of the Series C Preferred Stock; (b) alter or change the rights, preferences or privileges of any capital stock of the Corporation so as to affect adversely the Series C Preferred Stock;
         (c) create any Senior Securities; (d) create any Pari Passu Securities;
         (e) increase the authorized number of shares of Series C Preferred Stock; (f) redeem or declare or pay any cash dividend or distribution on any Junior Securities, or (g) do any act or thing not authorized or contemplated by these Articles of Incorporation which would result in any taxation with respect to the Series C Preferred Stock under Section 305 of the Internal Revenue Code of 1986, as amended, or any comparable provision of the Internal Revenue Code as hereafter from time to time amended, (or otherwise suffer to exist any such taxation as a result thereof).

                  (11)  Miscellaneous.

                           (a) Lost or Stolen Certificates. Upon receipt by the
                  Corporation of (i) evidence of the loss, theft, destruction or mutilation of any Series C Preferred Stock Certificate(s) and
                  (ii) (y) in the case of loss, theft or destruction, of indemnity reasonably satisfactory to the Corporation, or (z) in the case of mutilation, upon surrender and cancellation of the Series C Preferred Stock Certificate(s), the Corporation shall execute and deliver new Series C Preferred Stock Certificate(s) of like tenor and date. However, the Corporation shall not be obligated to reissue such lost, stolen, destroyed or mutilated Series C Preferred Stock Certificate(s) if the Holder contemporaneously requests the Corporation to convert such Series C Preferred Stock.

                           (b) Statements of Available Shares. Upon request, the
                  Corporation shall deliver to each Holder a written report notifying the Holders of any occurrence which prohibits the Corporation from issuing Common Stock upon any such conversion. The report shall also specify (i) the total number of shares of Series C Preferred Stock outstanding as of the date of the request, (ii) the total number of shares of Common Stock issued upon all conversions of Series C Preferred Stock through the date of the request, (iii) the total number of shares of Common Stock which are reserved for issuance upon conversion of the Series C Preferred Stock as of the date of the request, and (iv) the total number of shares of Common Stock which may thereafter be issued by the Corporation upon conversion of the Series C Preferred Stock before the Corporation would exceed the Common Share Limit and Reserved Amount. The Corporation shall, within five (5) days after delivery to the Corporation of a written request by any Holder, provide all of the information enumerated in this section (11)(b) and, at the request of a Holder, make public disclosure thereof.

                           (c) Payment of Cash; Defaults. Whenever the
                  Corporation is required to make any cash payment to a Holder under these Articles of Incorporation (as a Conversion Default Payment, Redemption Amount or otherwise), such cash payment shall be made to the Holder by the method (by certified or cashier's check or wire transfer of immediately available funds) elected by such Holder. If such payment is not delivered when due such Holder shall thereafter be entitled to interest on the unpaid amount until such amount is paid in full to the Holder at a per annum rate equal to the lower of
                  (x) eighteen percent (18%) and (y) the highest interest rate permitted by applicable law.

                           (d) Conversion of Default Amounts. In addition, and
                  notwithstanding anything to the contrary contained in these Articles, a Holder may elect in writing to convert all or any portion of accrued Default Amounts, at any time and from time to time, into Common Stock at the lowest Conversion Amount in effect during the period beginning on the date of the default with respect thereto through the cure date for such default. In the event that a Holder elects to convert all or any portion of the Default Amounts into Common Stock, the Holder shall so notify the Corporation on a Notice of Conversion of such portion of the Default Amounts which such holder elects to so convert and such conversion shall otherwise be effected in accordance with the provisions of, and subject to limitations contained in section (3).

                           (e) Remedies, Characterizations, Other Obligations,
                  Breaches and Injunctive Relief. The remedies provided in these Articles of incorporation shall be cumulative and in addition to all other remedies available under these Articles of Incorporation, at law or in equity (including a decree of specific performance and/or other injunctive relief), no remedy contained herein shall be deemed a waiver of compliance with the provisions giving rise to such remedy and nothing herein shall limit a Holder's right to pursue actual damages for any failure by the Corporation to comply with the terms of these Articles of Incorporation (including, without limitation, damages incurred to effect "cover" purchase of shares of Common Stock anticipated to be received upon a conversion hereunder and not received in accordance with the terms hereof). Corporation covenants to each Holder that there shall be no characterization concerning this instrument other than as expressly provided herein; provided, however, that the Corporation shall be entitled to prepare summaries of these Articles of Incorporation for purposes of complying with its disclosure obligations and in connection with bona fide disputes as to the operations of the provisions of these Articles of Incorporation. Amounts set forth or provided for herein with respect to payments, conversion and the like (and the computation thereof) shall be the amounts to be received by the Holder hereof and shall not, except as expressly provided herein, be subject to any other obligation of the Corporation (or the performance thereof). The Corporation acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the holders of Series C Preferred Stock and that the remedy at law for any such breach may be inadequate. The Corporation therefore agrees that, in the event of any such breach or threatened breach, the Holders shall be entitled, in addition to all other available remedies, to an injunction restraining any breach, without the necessity of showing economic loss and without any bond or other security being required.

                           (f) Specific Shall Not Limit General; References to
                  "Series C Preferred Stock." No specific provision contained in these Articles of Incorporation shall limit or modify any more general provision contained herein. These Articles of Incorporation shall be deemed to be jointly drafted by the Corporation and the Holders and shall not be construed against any person as the drafter. Any reference herein to Preferred Shares, Series C Preferred Stock or an unspecified amount of Preferred Shares or Series C Preferred Stock shall be deemed to include, without limitation, all shares of Series C Preferred Stock issued or then issuable as a dividend or otherwise in satisfaction of any obligation of the Corporation with respect to any Series C Preferred Stock issued on the date hereof.

                           (g) Failure or Indulgency Not Waiver. No failure or
                  delay on the part of a Holder in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, not shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.


                                   ARTICLE VI
                                Preemptive Rights

         No holder of any of the shares of any class or series of stock or of options, warrants or other rights to purchase shares of any class or series of stock or of other securities of the Corporation shall have any preemptive right to purchase or subscribe for any unissued stock of any class or series, or any unissued bonds, certificates of indebtedness, debentures or other securities convertible into or exchangeable for stock or carrying any right to purchase stock that may be issued pursuant to resolution of the board of directors of the Corporation to such persons, firms, corporations or associations, whether or not holders thereof, upon such terms as may be deemed advisable by the board of directors in the exercise of its sole discretion.


                                   ARTICLE VII
                                    Directors

         The business and affairs of the Corporation shall be managed by or under the direction of the board of directors, which shall consist of not fewer than one (1) and nor more than nine (9) directors, the exact number to be determined and increased or decreased from time to time by resolution adopted by the board of directors, providing that the number of directors shall not be reduced to less than one (1).

         In furtherance, but not in limitation of the powers conferred by statute, the board of directors is expressly authorized to do the following:

                  (a) Designate one (1) or more committees, each committee to consist of one or more of the directors of the Corporation and such number of natural persons who are not directors as the board of directors shall designate, which to the extent provided in the Resolution, or in the Bylaws of the Corporation, shall have and may exercise the powers of the board of directors in the management of the business and affairs of the Corporation.

                  (b) As provide by Nevada Revised Statutes 78.140, without repeating the section in full here, the same is adopted and no contract or other transaction between this Corporation and any of its officers, agents or directors shall be deemed void or voidable solely for that reason. The balance of the provisions of the code section cited, as it now exists, allowing such transactions, is hereby incorporated into this Article as though more fully set forth, and such Article shall be read and interpreted to provide the greatest latitude in its application.

                  (c) Increase or decrease the number of issued and outstanding shares of the same class or series held by each stockholder of record at the effective date and time of the change without correspondingly increasing or decreasing the number of authorized shares of the class or series except as otherwise provided in subparagraph (f) below, by a resolution adopted by the board of directors, without obtaining the approval of the stockholders.

                  (d) If a proposed increase or decrease in the number of issued and outstanding shares of any class or series would adversely alter or change any preference or any relative or other right given to any other class or series of outstanding shares, then the decrease must be approved by the vote, in addition to any vote required, of the holders of shares representing a majority of the voting power of each class or series whose preference or rights are adversely affected by the increase or decrease, regardless of limitations or restrictions on the voting power thereof. The increase or decrease does not have to be approved by the vote of the holders of shares representing a majority of the voting power in each class or series whose preference or rights are adversely affected by the increase or decrease if the articles of incorporation specifically deny the right to vote on such an increase or decrease.


                                  ARTICLE VIII
                                 Indemnification

         Any person who was or is a party or is or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (whether or not by or in the right of the corporation) by reason of the fact that he is or was a director, officer, incorporator, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, incorporator, employee, partner, trustee, or agent of another corporation, partnership, joint venture, trust, or other enterprise (including an employee benefit plan), shall be entitled to be indemnified by the corporation to the full extent then permitted by law against expenses (including counsel fees and disbursements), judgments, fines (including excise taxes assessed on a person with respect to an employee benefit plan), and amounts paid in settlement incurred by him in connection with such action, suit, or proceeding. Such right of indemnification shall inure whether or not the claim asserted is based on matters which antedate the adoption of this Article VIII. Such right of indemnification shall continue as to a person who has ceased to be a director, officer, incorporator, employee, partner, trustee, or agent and shall inure to the benefit of the heirs and personal representatives of such a person. The indemnification provided by this Article VIII shall not be deemed exclusive of any other rights which may be provided now or in the future under any provision currently in effect or hereafter adopted of the bylaws, by any agreement, by vote of stockholders, by resolution of disinterested directors, by provisions of law, or otherwise.


                                   ARTICLE IX
                       Limitations on Directors' Liability

         A director of the Corporation shall not be personally liable to the Corporation or its stockholders for any damages as a result of any act or failure to act in his capacity as a director or officer unless it is proven that: (a) his act or failure to act constituted a breach of his fiduciary duties as a director or officer, and (b) his breach of those duties involved intentional misconduct, fraud or a knowing violation of law. If the Nevada Revised Statutes are amended after the date of filing of these Articles to further eliminate or limit the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Nevada Revised Statutes, as so amended.

         Any repeal or modification of the foregoing paragraph by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.


                                    ARTICLE X
                               STATUTORY ELECTIONS

         SECTION 16.1 ELECTION NOT TO BE GOVERNED BY NRS 78.378 TO 78.3793, INCLUSIVE. The Corporation hereby elects not to be governed by, and to otherwise opt out of, the provisions of NRS 78.378 to 78.3793, inclusive, relating to acquisition of a controlling interest in the Corporation.

         SECTION 16.2 ELECTION NOT TO BE GOVERNED BY NRS 78.411 TO 78.444, INCLUSIVE. The Corporation hereby elects not to be governed by, and to otherwise opt out of, the provisions of NRS 78.411 to 78.444, inclusive, relating to combinations with interested stockholders.


                                   ARTICLE XI
                                   Amendments

         In furtherance and not in limitation of the powers conferred by statute, the board of directors of the Corporation is expressly authorized to adopt, repeal, alter, amend and rescind the bylaws and these Articles of Incorporation of the Corporation only by a unanimous vote of the board of directors without a vote or other action by the stockholders.

                        AMENDED ARTICLES OF INCORPORATION
                                       OF
                            EXOBOX TECHNOLOGIES CORP.




                                    ARTICLE V
                                  Capital Stock

         F. Series A Convertible Preferred Stock. There shall be a series of Preferred Stock designated as "Series A Convertible Preferred Stock," and the number of shares constituting such series shall be 2,500,000. Such series is referred to herein as the "Series A Preferred Stock."

         G. Series B Preferred Stock. There shall be a series of Preferred Stock designated as "Series B Convertible Preferred Stock," and the number of shares constituting such series shall be 2,000,000. Such series is referred to herein as the "Series B Preferred Stock."

                             Exhibit 10.1 - Page 50
                             Exhibit 10.1 - Page 43
                                    EXHIBIT B

                         FORM OF FUNDS ESCROW AGREEMENT

         THIS FUNDS ESCROW AGREEMENT (this "Agreement") is made and entered into as of September ___, 2005 by and among EXOBOX TECHNOLOGIES CORP., a Nevada corporation (the "Company"); the investors whose signatures appear herein below, (collectively, the "Investor"); and SONFIELD & SONFIELD (the "Escrow Agent").

                                   BACKGROUND

         WHEREAS, the Company and the Investor have entered into a Securities Purchase Agreement (the "Securities Purchase Agreement") dated as of the date hereof, pursuant to which the Investor will purchase the Company's Convertible Preferred Stock, par value US$0.001 per share (the "Preferred Stock"), at a price per share equal to the Purchase Price, as that term is defined in the Securities Purchase Agreement, for an aggregate price of Five Hundred Thousand U.S. Dollars ($500,000). The Preferred Stock is convertible into common stock, par value US$.001 per share (the "Common Stock"). The Securities Purchase Agreement provides that on each Closing Date, as that term is defined in the Securities Purchase Agreement, the Investor shall deposit the Purchase Price in a segregated escrow account to be held by Escrow Agent and the Company shall deposit shares of the Company's Preferred Stock, which shall be purchased by the Investor as set forth in the Securities Purchase Agreement, with the Escrow Agent, in order to effectuate a disbursement to the Company of the Purchase Price by the Escrow Agent and a disbursement to the Investor of the shares of the Company's Preferred Stock by Escrow Agent at the several closings to be held as set forth in the Securities Purchase Agreement (collectively, the "Closing").

         WHEREAS, Escrow Agent has agreed to accept, hold, and disburse the funds and the shares of the Company's Preferred Stock deposited with it in accordance with the terms of this Agreement.

         WHEREAS, in order to establish the escrow of funds and shares to effect the provisions of the Securities Purchase Agreement, the parties hereto have entered into this Agreement.

         NOW THEREFORE, in consideration of the foregoing, it is hereby agreed as follows:

                  1. Definitions. Terms not defined herein shall have the meanings ascribed to them in the Securities Purchase Agreement. The following terms shall have the following meanings when used herein:

                           "Escrow Funds" shall mean the Purchase Price funds
                  deposited with the Escrow Agent pursuant to this Agreement.

                  2. Appointment of and Acceptance by Escrow Agent.

                           a. The Investor and the Company hereby appoint Escrow
                  Agent to serve as Escrow Agent hereunder. Escrow Agent hereby accepts such appointment and, upon receipt by wire transfer of the Escrow Funds in accordance with Section 3 below, agrees to hold, invest and disburse the Escrow Funds in accordance with this Agreement.

                           b. The Investor and the Company hereby appoint the
                  Escrow Agent to serve as the holder of the shares of the Company's Preferred Stock which shall be purchased by the Investor. The Escrow Agent hereby accepts such appointment and, upon receipt of the certificates representing of the shares of the Company's Preferred Stock in accordance with
                  Section 3 below, agrees to hold and disburse the shares of the Company's Preferred Stock in accordance with this Agreement.

                           c. The Investor hereby acknowledges that the Escrow
                  Agent is counsel to the Company in connection with the transactions contemplated and referenced herein. The Investor agrees that in the event of any dispute arising in connection with this Escrow Agreement or otherwise in connection with any transaction or agreement contemplated and referenced herein, the Escrow Agent shall be permitted to continue to represent the Company and the Investor will not seek to disqualify such counsel.

                  3. Creation of Escrow Account.

                           a. On or prior to the date of this Agreement the
                  Escrow Agent has established an escrow account for the deposit of the Escrow Funds that may be commingled with other funds held in trust or escrow. The Investor will wire funds to the account of the Escrow Agent as follows:

                                    BANK:                     Compass Bank
                                    ROUTING #:                113010547
                                    ACCOUNT #:                38994360
                                    NAME ON ACCOUNT:        Sonfield & Sonfield
                                                             Trust Account

                           b. The Company will deliver Shares of the Company's
                  Preferred Stock and Common Stock to the Escrow Agent as follows:

                               Sonfield & Sonfield
                             770 South Post Oak Lane
                              Houston, Texas 77056
                       Attn: Robert L. Sonfield, Jr., Esq.

                  4. The Investor shall promptly deliver all monies for the payment of the Preferred Stock to the Escrow Agent for deposit in the Escrow Account.

                  5. Disbursements from the Escrow Account.

                           At such time as Escrow Agent has the amount of the
                  Purchase Price for the Initial Closing or Second Closing and has received the Preferred Stock certificates from the Company which are to be issued to the Investor pursuant to the Securities Purchase Agreement, the Escrow Agent shall wire the Escrow Funds to the Company. In disbursing such funds, Escrow Agent is authorized to rely upon written direction from the Company and may accept any signatory from the Company listed on the signature page to this Agreement and any signature from the Investor that Escrow Agent already has on file. Simultaneous with delivery of the Escrow Funds, the Escrow Agent shall hold the shares of the Company's Preferred Stock until the Investor directs the Escrow Agent to make disposition of the shares of Preferred Stock. In releasing such shares of Preferred Stock the Escrow Agent is authorized to rely upon written direction from the Investor and may accept any signatory from the Investor listed on the signature page to this Agreement and any signature the Escrow Agent has on file.

                           At such time as Escrow Agent has received Escrow
                  Funds in the amount of the Third or Fourth Closing and a Notice of Conversion covering the Preferred Stock issued or issuable for the Third or Fourth Closing and all prior Closings, the Escrow Agent shall deliver all certificates representing shares of Preferred Stock, along with the Notice, or Notices, of Conversion, to the Company's Transfer Agent with instructions to issue the unrestricted shares of Common Stock and deliver same to the Investor. Upon receipt of oral or written notice from the Transfer Agent that the shares of Common Stock have been issued, the Escrow Agent shall wire the Escrow Funds to the Company.

                           In the event the Escrow Agent does not receive the
                  amount of the Purchase Price from the Investor or the shares of Preferred Stock to be purchased by the Investor from the Company, the Escrow Agent shall notify the Company and the Investor.

                           In the event that the Escrow Agent has not received
                  the Preferred Stock to be purchased by the Investor from the Company, in no event will the Escrow Funds be released to the Company until such shares are received by the Escrow Agent. For purposes of this Agreement, the term "Preferred Stock certificates" shall mean Preferred Stock certificates to be purchased pursuant to the Securities Purchase Agreement.

                  6. Deposit of Funds. The Escrow Agent is hereby authorized to deposit the wire transfer proceeds in the Escrow Account.

                  7. Suspension of Performance: Disbursement into Court. If at any time, there shall exist any dispute between the Company and the Investor with respect to holding or disposition of any portion of the Escrow Funds or the Preferred Stock or any other obligations of Escrow Agent hereunder, or if at any time Escrow Agent is unable to determine, to Escrow Agent's sole satisfaction, the proper disposition of any portion of the Escrow Funds or Escrow Agent's proper actions with respect to its obligations hereunder, or if the parties have not within thirty (30) days of the furnishing by Escrow Agent of a notice of resignation pursuant to Section 9 hereof, appointed a successor Escrow Agent to act hereunder, then Escrow Agent may, in its sole discretion, take either or both of the following actions:

                           a. Suspend the performance of any of its obligations
                  (including without limitation any disbursement obligations) under this Escrow Agreement until such dispute or uncertainty shall be resolved to the sole satisfaction of Escrow Agent or until a successor Escrow Agent shall be appointed (as the case may be); provided however, Escrow Agent shall continue to invest the Escrow Funds in accordance with Section 8 hereof; and/or

                           b. Petition (by means of an interpleader action or
                  any other appropriate method) any court of competent jurisdiction in any venue convenient to Escrow Agent, for instructions with respect to such dispute or uncertainty, and to the extent required by law, pay into such court, for holding and disposition in accordance with the instructions of such court, all funds held by it in the Escrow Funds, after deduction and payment to Escrow Agent of all fees and expenses (including court costs and attorneys' fees) payable to, incurred by, or expected to be incurred by Escrow Agent in connection with performance of its duties and the exercise of its rights hereunder.

                           c. Escrow Agent shall have no liability to the
                  Company, the Investor, or any person with respect to any such suspension of performance or disbursement into court, specifically including any liability or claimed liability that may arise, or be alleged to have arisen, out of or as a result of any delay in the disbursement of funds held in the Escrow Funds or any delay in with respect to any other action required or requested of Escrow Agent.

                  8. Investment of Escrow Funds. The Escrow Agent shall deposit the Escrow Funds in a non-interest bearing money market account.

                  9. Resignation and Removal of Escrow Agent. Escrow Agent may resign from the performance of its duties hereunder at any time by giving thirty (30) days' prior written notice to the parties or may be removed, with or without cause, by the parties, acting jointly, by furnishing a Joint Written Direction to Escrow Agent, at any time by the giving of ten (10) days' prior written notice to Escrow Agent as provided herein below. Upon any such notice of resignation or removal, the representatives of the Investor and the Company identified in Sections 13a.(iv) and 13b.(iv), below, jointly shall appoint a successor Escrow Agent hereunder, which shall be a commercial bank, trust company or other financial institution with a combined capital and surplus in excess of US$10,000,000.00. Upon the acceptance in writing of any appointment of Escrow Agent hereunder by a successor Escrow Agent, such successor Escrow Agent shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the retiring Escrow Agent, and the retiring Escrow Agent shall be discharged from its duties and obligations under this Escrow Agreement, but shall not be discharged from any liability for actions taken as Escrow Agent hereunder prior to such succession. After any retiring Escrow Agent's resignation or removal, the provisions of this Escrow Agreement shall inure to its benefit as to any actions taken or omitted to be taken by it while it was Escrow Agent under this Escrow Agreement. The retiring Escrow Agent shall transmit all records pertaining to the Escrow Funds and shall pay all funds held by it in the Escrow Funds to the successor Escrow Agent, after making copies of such records as the retiring Escrow Agent deems advisable and after deduction and payment to the retiring Escrow Agent of all fees and expenses (including court costs and attorneys' fees) payable to, incurred by, or expected to be incurred by the retiring Escrow Agent in connection with the performance of its duties and the exercise of its rights hereunder.

                  10. Liability of Escrow Agent.

                           a. Escrow Agent shall have no liability or obligation
                  with respect to the Escrow Funds except for Escrow Agent's willful misconduct or gross negligence. Escrow Agent's sole responsibility shall be for the safekeeping, investment, and disbursement of the Escrow Funds in accordance with the terms of this Agreement. Escrow Agent shall have no implied duties or obligations and shall not be charged with knowledge or notice or any fact or circumstance not specifically set forth herein. Escrow Agent may rely upon any instrument, not only as to its due execution, validity and effectiveness, but also as to the truth and accuracy of any information contained therein, which Escrow Agent shall in good faith believe to be genuine, to have been signed or presented by the person or parties purporting to sign the same and conform to the provisions of this Agreement. In no event shall Escrow Agent be liable for incidental, indirect, special, and consequential or punitive damages. Escrow Agent shall not be obligated to take any legal action or commence any proceeding in connection with the Escrow Funds, any account in which Escrow Funds are deposited, this Agreement or the Securities Purchase Agreement, or to appear in, prosecute or defend any such legal action or proceeding. Escrow Agent may consult legal counsel selected by it in the event of any dispute or question as to construction of any of the provisions hereof or of any other agreement or its duties hereunder, or relating to any dispute involving any party hereto, and shall incur no liability and shall be fully indemnified from any liability whatsoever in acting in accordance with the opinion or instructions of such counsel. The Company and the Investor jointly and severally shall promptly pay, upon demand, the reasonable fees and expenses of any such counsel and Escrow Agent is hereby authorized to pay such fees and expenses from funds held in escrow.

                           b. The Escrow Agent is hereby authorized, in its sole
                  discretion, to comply with orders issued or process entered by any court with respect to the Escrow Funds, without determination by the Escrow Agent of such court's jurisdiction in the matter. If any portion of the Escrow Funds is at any time attached, garnished or levied upon under any court order, or in case the payment, assignment, transfer, conveyance or delivery of any such property shall be stayed or enjoined by any court order, or in any case any order judgment or decree shall be made or entered by any court affecting such property or any part thereof, then and in any such event, the Escrow Agent is authorized, in its sole discretion, to rely upon and comply with any such order, writ judgment or decree which it is advised by legal counsel selected by it, binding upon it, without the need for appeal or other action; and if the Escrow Agent complies with any such order, writ, judgment or decree, it shall not be liable to any of the parties hereto or to any other person or entity by reason of such compliance even though such order, writ judgment or decree may be subsequently reversed, modified, annulled, set aside or vacated.

                  11. Indemnification of Escrow Agent. From and at all times after the date of this Agreement, the parties jointly and severally, shall, to the fullest extent permitted by law and to the extent provided herein, indemnify and hold harmless Escrow Agent and each director, officer, employee, attorney, agent and affiliate of Escrow Agent (collectively, the "Indemnified Parties") against any and all actions, claims (whether or not valid), losses, damages, liabilities, costs and expenses of any kind or nature whatsoever (including without limitation reasonable attorney's fees, costs and expenses) incurred by or asserted against any of the Indemnified Parties from and after the date hereof, whether direct, indirect or consequential, as a result of or arising from or in any way relating to any claim, demand, suit, action, or proceeding (including any inquiry or investigation) by any person, including without limitation the parties to this Agreement, whether threatened or initiated, asserting a claim for any legal or equitable remedy against any person under any statute or regulation, including, but not limited to, any federal or state securities laws, or under any common law or equitable cause or otherwise, arising from or in connection with the negotiation, preparation, execution, performance or failure of performance of this Agreement or any transaction contemplated herein, whether or not any such Indemnified Party is a party to any such action or proceeding, suit or the target of any such inquiry or investigation; provided, however, that no Indemnified Party shall have the right to be indemnified hereunder for liability finally determined by a court of competent jurisdiction, subject to no further appeal, to have resulted solely from the gross negligence or willful misconduct of such Indemnified Party. If any such action or claim shall be brought or asserted against any Indemnified Party, such Indemnified Party shall promptly notify the Company and the Investor hereunder in writing, and the and the Company shall assume the defense thereof, including the employment of counsel and the payment of all expenses. Such Indemnified Party shall, in its sole discretion, have the right to employ separate counsel (who may be selected by such Indemnified Party in its sole discretion) in any such action and to participate and to participate in the defense thereof, and the fees and expenses of such counsel shall be paid by such Indemnified Party, except that the Investor and/or the Company shall be required to pay such fees and expense if (a) the Investor or the Company agree to pay such fees and expenses, or (b) the Investor and/or the Company shall fail to assume the defense of such action or proceeding or shall fail, in the sole discretion of such Indemnified Party, to employ counsel reasonably satisfactory to the Indemnified Party in any such action or proceeding,
         (c) the Investor and the Company are the plaintiff in any such action or proceeding or (d) the named or potential parties to any such action or proceeding (including any potentially impleaded parties) include both Indemnified Party the Company and/or the Investor and Indemnified Party shall have been advised by counsel that there may be one or more legal defenses available to it which are different from or additional to those available to the Company or the Investor. The Investor and the Company shall be jointly and severally liable to pay fees and expenses of counsel pursuant to the preceding sentence, except that any obligation to pay under clause (a) shall apply only to the party so agreeing. All such fees and expenses payable by the Company and/or the Investor pursuant to the foregoing sentence shall be paid from time to time as incurred, both in advance of and after the final disposition of such action or claim. The obligations of the parties under this section shall survive any termination of this Agreement, and resignation or removal of the Escrow Agent shall be independent of any obligation of Escrow Agent.

                  12. Expenses of Escrow Agent. Except as set forth in Section 11, the Company shall reimburse Escrow Agent for all of its reasonable out-of-pocket expenses, including attorneys' fees, travel expenses, telephone and facsimile transmission costs, postage (including express mail and overnight delivery charges), copying charges and the like. All of the compensation and reimbursement obligations set forth in this Section shall be payable by the Company, upon demand by Escrow Agent. The obligations of the Company under this Section shall survive any termination of this Agreement and the resignation or removal of Escrow Agent.

                  13. Warranties.

                           a. The Investor makes the following representations
                  and warranties to Sonfield & Sonfield as the Escrow Agent and Company Counsel:

                                    i. The Investor has full power and authority
                           to execute and deliver this Agreement and to perform its obligations hereunder.

                                    ii. This Agreement has been duly approved by
                           all necessary action of the Investor, including any necessary approval of the limited partner of the Investor, has been executed by duly authorized officers of the Investor, enforceable in accordance with its terms.

                                    iii. The execution, delivery, and
                           performance of the Investor of this Agreement will not violate, conflict with, or cause a default under the agreement of limited partnership of the Investor, any applicable law or regulation, any court order or administrative ruling or degree to which the Investor is a party or any of its property is subject, or any agreement, contract, indenture, or other binding arrangement.

                                    iv. James Loughran, Esq. has been duly
                           appointed to act as the representative of the Investor hereunder and has full power and authority to execute, deliver, and perform this Agreement, to amend, modify or waive any provision of this Agreement and to take all other actions as the Investor's Representative under this Agreement, all without further consent or direction from, or notice to, the Investor or any other party.

                                    v. No party other than the parties hereto
                           have, or shall have, any lien, claim or security interest in the Escrow Funds or any part thereof. No financing statement under the Uniform Commercial Code is on file in any jurisdiction claiming a security interest in or describing (whether specifically or generally) the Escrow Funds or any part thereof.

                                    vi. All of the representations and
                           warranties of the Investor contained herein are true and complete as of the date hereof and will be true and complete at the time of any disbursement from the Escrow Funds.

                           b. The Company makes the following representations
and warranties to Escrow Agent and the Investor:

                                    i. The Company is a corporation duly
                           organized, validly existing, and in good standing under the laws of the State of Nevada, and has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder.

                                    ii. This Agreement has been duly approved by
                           all necessary corporate action of the Company, including any necessary shareholder approval, has been executed by duly authorized officers of the Company, enforceable in accordance with its terms.

                                    iii. The execution, delivery, and
                           performance by the Company of this Escrow Agreement is in accordance with the Securities Purchase Agreement and will not violate, conflict with, or cause a default under the articles of incorporation or bylaws of the Company, any applicable law or regulation, any court order or administrative ruling or decree to which the Company is a party or any of its property is subject, or any agreement, contract, indenture, or other binding arrangement.

                                    iv. Robert B. Dillon, Esq. has been duly
                           appointed to act as the representative of the Company hereunder and has full power and authority to execute, deliver, and perform this Agreement, to amend, modify or waive any provision of this Agreement and to take all other actions as the Company's Representative under this Agreement, all without further consent or direction from, or notice to, the Company or any other party.

                                    v. No party other than the parties hereto
                           shall have, any lien, claim or security interest in the Escrow Funds or any part thereof. No financing statement under the Uniform Commercial Code is on file in any jurisdiction claiming a security interest in or describing (whether specifically or generally) the Escrow Funds or any part thereof.

                                    vi. All of the representations and
                           warranties of the Company contained herein are true and complete as of the date hereof and will be true and complete at the time of any disbursement from the Escrow Funds.

                  14. Consent to Jurisdiction and Venue. In the event that any party hereto commences a lawsuit or other proceeding relating to or arising from this Agreement, the parties hereto agree that the District Court in Nevada shall have the sole and exclusive jurisdiction over any such proceeding. This court shall be proper venue for any such lawsuit or judicial proceeding and the parties hereto waive any objection to such venue. The parties hereto consent to and agree to submit to the jurisdiction of any of the courts specified herein and agree to accept the service of process to vest personal jurisdiction over them in any of these courts.

                  15. Notice. All notices and other communications hereunder shall be in writing and shall be deemed to have been validly served, given or delivered five (5) days after deposit in the United States mail, by certified mail with return receipt requested and postage prepaid, when delivered personally, one (1) day delivery to any overnight courier, or when transmitted by facsimile transmission and addressed to the party to be notified as follows:

                  If to Investor, to:       The Address on the Signature
                                            Page to this Agreement

                  If to Escrow Agent, to:   Sonfield & Sonfield
                                            770 South Post Oak Lane
                                            Houston, Texas 77056
                                            Attention:  Robert L. Sonfield,
                                               Jr., Esq.
                                            Telephone (713) 877-8333
                                            Facsimile:  (713) 877-1547

                  If to Company, to:        Exobox Technologies Corp.
                                            6303 Beverly Hill, Suite 210
                                            Houston, Texas 77057
                                            Attn: Robert B. Dillon, President
                                            Telephone (713) 304-8736
                                            Facsimile: (713) 781-6175

                  Or to such other address as each party may designate for itself by like notice.

                  16. Amendments or Waiver. This Agreement may be changed, waived, discharged or terminated only by a writing signed by the parties of the Escrow Agent. No delay or omission by any party in exercising any right with respect hereto shall operate as waiver. A waiver on any one occasion shall not be construed as a bar to, or waiver of, any right or remedy on any future occasion.

                  17. Severability. To the extent any provision of this Agreement is prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition, or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

                  18. Governing Law. This Agreement shall be construed and interpreted in accordance with the internal laws of the State of Nevada without giving effect to the conflict of laws principles thereof.

                  19. Entire Agreement. This Agreement constitutes the entire Agreement between the parties relating to the holding, investment, and disbursement of the Escrow Funds and sets forth in their entirety the obligations and duties of the Escrow Agent with respect to the Escrow Funds.

                  20. Binding Effect. All of the terms of this Agreement, as amended from time to time, shall be binding upon, inure to the benefit of and be enforceable by the respective heirs, successors and assigns of the Investor, the Company, or the Escrow Agent.

                  21. Execution of Counterparts. This Agreement and any Joint Written Direction may be executed in counter parts, which when so executed shall constitute one and same agreement or direction.

                  22. Termination. Upon the first to occur of the termination of the Securities Purchase Agreement dated the date hereof or the disbursement of all amounts in the Escrow Funds and Preferred Stock into court pursuant to Section 7 hereof, this Agreement shall terminate and Escrow Agent shall have no further obligation or liability whatsoever with respect to this Agreement or the Escrow Funds or Preferred Stock.

                    SIGNATURE PAGE TO FUNDS ESCROW AGREEMENT


         IN WITNESS WHEREOF the parties have hereunto set their hands and seals the day and year above set forth.

         Please acknowledge your acceptance of the foregoing Funds Escrow Agreement by signing and returning a copy to the undersigned whereupon it shall become a binding agreement between us.

EXOBOX TECHNOLOGIES CORP.



By:________________________________
     Robert B. Dillon, President Chief Executive Officer


MANILLO INVESTORS, LTD.


By:______________________________________
       Megan Agha, Authorized Signatory

ADDRESS: Hunkins Waterfront Plaza
                  P.O. Box 556
                  Main Street, Memorial Square
                  Nevis, West Indies

AGGREGATE PURCHASE AMOUNT:

         First Closing Preferred Stock:                             $100,000USD
         Second Closing Preferred Stock:                            $100,000USD
         Third Closing Preferred Stock:                             $150,000USD
         Fourth Closing Preferred Stock:                            $150,000USD
                                                                   ============
         Aggregate Purchase Price:                                  $500,000USD


SONFIELD & SONFIELD
Escrow Agent


By:                        _________
   -----------------------------------------
      Robert L. Sonfield, Jr., Managing Director

                                    EXHIBIT C
                              Sonfield & Sonfield
                       770 South Post Oak Lane, Suite 435
                              Houston, Texas 77056
                               Tel: 713-877-8333
                               Fax: 713-877-1547


September ___, 2005

Manillo Investors, Ltd.
Hunkins Waterfront Plaza
556 Main Street, Memorial Square
Charlestown, Nevis
West Indies

Ladies and Gentlemen:

         We are counsel for Exobox Technologies Corp., a Nevada corporation (the "Company"), in connection with the preparation of the Securities Purchase Agreement (the "Purchase Agreement") as to which this opinion is a part. This opinion is furnished to you pursuant to Section 8 of the Purchase Agreement. Capitalized terms used herein and not otherwise defined herein shall have the respective meanings assigned to such terms in the Purchase Agreement.

         The Purchase Agreement relates to the purchase of convertible preferred stock of the Company, in the form attached to the Purchase Agreement as Exhibit "A," in the aggregate principal amount of Five Hundred Thousand Dollars ($500,000) (together with any share(s) issued in replacement thereof or as a dividend thereon or otherwise with respect thereto in accordance with the terms thereof, the "Preferred Stock"), convertible into shares of Common Stock, par value $.001 per share, of the Company (the "Common Stock") at the rate described in the Exhibit "A" attached to the Purchase Agreement ("Conversion Price"), upon the terms and subject to the limitations and conditions set forth in the Amended and Restated Articles of Incorporation attached to the Purchase Agreement as Exhibit "A." The Preferred Stock and Common Stock are collectively referred to herein as "Securities"

         In connection with rendering our opinion as set forth below, we have reviewed and examined originals or copies of the following documents:

                  (a) The Amended and Restated Articles of Incorporation and Bylaws of the Company, each as currently in effect;

                  (b) Resolutions of the Board of Directors of the Company authorizing the execution and delivery of the Securities;

                  (c) The Purchase Agreement;

                  (d) The Irrevocable Transfer Agent Instructions.

         The Purchase Agreement and the Irrevocable Transfer Agent Instructions are herein referred to collectively as the "Transaction Agreements." We have also examined and considered such corporate records, certificates, and other statements of corporate officers of the Company and matters of law as we have deemed appropriate as a basis for our opinions set forth below.

         The opinions expressed herein are subject to the following assumptions, limitations, qualification, and exceptions:

                  (a) We have assumed the genuineness of all signatures, the authenticity of all Transaction Agreements submitted to us as originals, the conformity with originals of all Transaction Agreements submitted to us as copies, the authenticity of certificates of public officials, and the due authorization, execution, and delivery of all Transaction Agreements (except the due authorization, execution, and delivery by the Company of the Transaction Agreements).

                  (b) In examining agreements (including the Transaction Agreements) executed by parties other than the Company (the "Other Parties"), we have assumed that each Other Party has the legal right, capacity, and power to enter into, enforce and perform all of its obligations under such agreements. Furthermore, we have assumed the due authorization by each of the Other Parties of all requisite action and the due execution and delivery of such agreements by each of the Other Parties, and that such agreements are valid and binding upon each of the Other Parties and are enforceable against each Other Party in accordance with their terms.

                  (c) As to our opinion regarding the valid existence and good standing of the Company, we have relied solely upon a Certificate of Good Standing from the Nevada Secretary of State, and certificates of officers of the Company.

         For purposes of factual matters relevant to the opinions expressed herein, we have relied on (to the extent we have deemed necessary) (a) the representations and warranties of the Company contained in the Transaction Agreements and (b) certificates of public officials and the Company's transfer agent and statements and certificates of the officers of the Company. Wherever any statement herein with respect to the existence or absence of facts is qualified by the phrase "to our knowledge" or similar phrase, it is intended to indicate that after a review of (i) the representations and warranties of the Company contained in the Transaction Agreements, (ii) certificates of public officials and the Company's transfer agent and statements and certificates of the officers of the Company, (iii) the Resolutions of the Board of Directors, and (iv) the Material Agreements, during the course of our representation of the Company through the date hereof, no information that would give us current actual knowledge of the inaccuracy of such statement has come to the attention of those attorneys in this firm who have represented the Company in connection with the Transaction Agreements and the transaction contemplated thereby. Except to the extent expressly set forth herein, we have not undertaken any independent investigation to determine the existence or absence of any fact, and no inference as to our knowledge of the existence or absence of any fact should be drawn from our representation of the Company or our rendering of the opinion set forth below.

         Based upon the foregoing and subject to the assumptions, limitations, qualifications, and exceptions stated herein, we are of the opinion that as of the date hereof:

                  (a) The Company is a corporation validly existing and in good standing under the laws of the State of Nevada, and is duly qualified as a foreign corporation to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it makes such qualification necessary and in which the failure to so qualify would have a material adverse effect on the business, operations, financial condition, or results of operations of the Company taken as a whole (a "Material Adverse Effect").

                  (b) (i)The Company has the requisite corporate power and authority to execute, deliver, and perform the Transaction Agreements;
         (ii) the execution and delivery of the Transaction Agreements by the Company and the consummation by it of the transactions contemplated thereby have been duly authorized by the Company's Board of Directors;
         (iii) the Transaction Agreements have been duly executed and delivered by the Company; and (iv) the Transaction Agreements constitute valid and binding obligations of the Company enforceable against the Company in accordance with their terms except to the extent that enforcement is limited by applicable bankruptcy, reorganization, insolvency, moratorium, or similar laws affecting creditors' rights and remedies generally and except as may be limited by the exercise of judicial discretion in applying general principles of equity, including specific performance, (regardless whether the Purchase Agreement is considered in a proceeding in equity or at law).

                  (c) Assuming Purchaser's representations, warranties, and covenants set forth in the Transaction Agreements are true and correct, the Preferred Stock and the shares of Common Stock issuable upon its conversion may be issued to you without registration under the 1933 Act, the securities laws of any state, or the Trust Indenture Act of 1939.

                  (d) The execution, delivery, and performance by the Company of the Transaction Agreements, the consummation by the Company of the transactions contemplated thereby and compliance by the Company with the terms thereof does not (a) violate, conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under (i) the Certificate of Incorporation or Bylaws of the Company, (ii) the Material Agreements, or (b) result, in any violation of any law, applicable to the Company that in our experience normally is applicable to transactions of the type contemplated by the Transaction Agreements, or any judgments, orders and decrees of which we are aware.

                  (e) To our knowledge, there is no action, suit, proceeding, inquiry, or investigation before or by any court, public board or body, or any governmental agency or self-regulatory organization pending or threatened against or affecting the Company.

                  (f) We are members of the Bar of the State of Texas. The opinions herein are limited to the Revised Statutes of Nevada and reported judicial decisions interpreting these laws and the federal laws of the United States, and we express no opinion as to the effect of the matters covered by this opinion of the laws of any other jurisdiction.

         This opinion is furnished as of the date hereof and we assume no obligation to update this Opinion or to advise you of any events, circumstances, or developments that occur or are otherwise brought to our attention subsequent to the date hereof. This opinion is furnished to you solely for your benefit in connection with the transactions contemplated by the Transaction Agreements and may not be used, circulated, quoted, or otherwise referred to, or relied upon, by any other person (other than the Affiliates (as defined below) of the addressee of this opinion who shall upon a transfer of the Preferred Stock to such Affiliate be entitled to rely on this opinion as if they were the addressee hereof) or for any other purpose without our express prior written consent. Except, however, this Opinion may be relied upon by the transfer agent of any of the Company's securities for the purpose of issuing certificates representing Common Stock issuable upon conversion of the Preferred Stock without a restrictive legend. This opinion is expressly limited to the matters set forth above and we render no opinion, whether by implication or otherwise, as to any other matters. As used in this opinion, the term "Affiliate" means with respect to any person or any entity which controls, is controlled by, or is under common control with, such person. The term "control" means the power, directly or indirectly, including through contract, to direct investment decisions including the acquisition, disposition, and voting of securities. We hereby consent to the inclusion of this opinion as an Exhibit to the Purchase Agreement.

Very truly yours,



Sonfield & Sonfield

                             Exhibit 10.1 - Page 54

                                                               SCHEDULE 7(D)

                                                            ADDITIONAL ISSUANCES



None

                             Exhibit 10.1 - Page 55

                                  SCHEDULE 7(M)

            AGREEMENTS UNDER WHICH THE COMPANY IS IN POSSIBLE DEFAULT



None

                                  SCHEDULE 7(Q)

                             UNDISCLOSED LIABILITIES



None

                                  SCHEDULE 7(S)

                                 CAPITALIZATION





Authorized:

    Common Stock - 500,000,000

    Preferred Stock - 10,000,000



Issued and Outstanding:

    Common Stock - 10,867,500

    Preferred Stock - 3,513,825

                                 SCHEDULE 11(E)

                                 USE OF PROCEEDS


$325,000 for Open System Resources (OSR) to produce software development plan $125,000 for Operating Capital.

                                  EXHIBIT 10.2

                  CONTRACT WITH OPEN SYSTEM RESOURCES, INC. FOR
                    PREPARATION OF SOFTWARE DEVELOPMENT PLAN

                              LETTER OF ENGAGEMENT

This Letter of Engagement entered into as of 26 October 2005 (Effective Date) between Exobox Technologies, Corp. ("Exobox") a Nevada publicly owned corporation and OSR Open Systems Resources, Inc. ("OSR") a New Hampshire corporation confirms a formal business relationship.

Specifically, OSR has agreed to provide services that will result in the delivery of a software design to Exobox generally described as a "virtual execution environment" for the Windows operating system. Details of the proposal for this software design were originally provided to Exobox on 26 January 2004 (attached).

Exobox hereby secures OSR's services by way of remittance of the non-refundable start payment of Seventy-Five Thousand Dollars (US$75,000.00), and acceptance of liability to the remaining balance of Three Hundred Thousand Dollars (US$300,000.00) due through the remainder of the project.

OSR and Exobox have mutually agreed upon a start date of 1 January 2006, with expectations of preparatory meetings and communications to occur during the month prior.

The parties are in agreement to the terms provided herein, and have caused this Letter of Engagement to be entered into on their behalf by their authorized representatives on the Effective Date.



Daniel D. Root             _________                          Robert Dillon
Director Sales & Marketing _________                          President & CEO
                           ---------


s/s Daniel D. Root         _________                       s/s Robert B. Dillon
------------------------------------                      ---------------------
Signature                  _________                           Signature

OSR Open Systems Resources, Inc.____               Exobox Technologies, Corp.
105 Route 101A, Suite 19   _________               6303 Beverly Hill, Suite 210
Amherst, New Hampshire 03031________               Houston, Texas 77057

                                   EXHIBIT 14

                       CODE OF BUSINESS CONDUCT AND ETHICS

1. Introduction

         This Code of Business Conduct and Ethics sets forth the basic principles that guide the business conduct of Exobox Technologies Corp., a Nevada corporation ("Exobox" or the "Company"). Exobox intends not just to comply with legal requirements but to conduct its business in accordance with a high level of honesty and integrity. Public confidence and the reputation of the Company are valuable business assets that must be earned by ethical conduct in the Company's interactions with its vendors, customers, competitors, communities, investors, employees and the government. Each officer, director and employee is expected to act in good faith and with integrity in the performance of his/her responsibilities on behalf of the Company and in compliance with all applicable laws, rules and regulations. Officers, directors and employees of the Company also have a duty of loyalty to the Company to further its aims and goals and to work on behalf of its best interests. This Code of Business Conduct and Ethics is intended to comply with the provisions of the Sarbanes-Oxley Act of 2002 and its implementing regulations.

         Officers, directors and employees of the Company must comply with this Code and Company policies and must conduct themselves in a manner to avoid even the appearance of improper behavior.

         If a local custom or law requires less stringent standards than this Code or Company policy, officers, directors and employees still must comply with the Code and Company policy. Those who violate this Code will be subject to disciplinary action, up to and including termination of employment. Violations and waivers of, and amendments to, this Code will be disclosed as required by law. If there is a situation which an officer, director or employee believes may violate or lead to a violation of this Code, the guidelines described in Section 17 of this Code should be followed.

2. Scope

         This Code applies to all officers, directors and employees of Exobox and its subsidiaries and affiliates. Agents, representatives and consultants of the Company are expected to act in the Company's best interests and in accordance with high ethical standards. Conduct that is improper for the Company or any of its officers, directors or employees to engage in directly may not be engaged in by the use of agents, representatives or consultants.

3. Senior Financial Officers' Code of Ethics

         All officers, directors, and employees and specifically the Chief Executive Officer, Chief Financial Officer, Comptroller, General Auditor and other senior financial officers must comply with this Code, the other Company Policies listed in Appendix A to this Code and with all applicable rules and standards of the Securities and Exchange Commission, the Financial Accounting Standards Board, the New York Stock Exchange, and other regulatory bodies.

         In particular, the Chief Executive Officer, Chief Financial Officer, Comptroller, General Auditor and other senior financial officers are responsible for full, fair, accurate, timely and understandable disclosure in the periodic reports that the Company files with the Securities and Exchange Commission and will promptly bring to the attention of the Financial Information Committee any material information of which he or she may become aware that could affect such disclosures. The Chief Executive Officer and each senior financial officer shall promptly bring to the attention of the Audit Committee of the Board of Directors any information he or she may have regarding:

= significant deficiencies in the design or operation of internal controls which could adversely affect the Company's ability to record, process, summarize and report financial data;

= any fraud, whether material or not, that involves management or any other employee who has a significant role in the Company's financial reporting, disclosure or internal control; or

= any material violation of (1) any law, rule or regulation (including the securities laws) applicable to the Company or the operation of its businesses or
                           (2) this Code.

4. Compliance with Laws, Rules, Regulations and Ethics

         Obeying the law, both in letter and in spirit, is the foundation on which this Company's ethical standards are built. All officers, directors and employees must respect and obey the laws of the cities, states and countries in which the Company operates, and the Company's business will be conducted in accordance with a high standard of honesty and integrity. If a local law conflicts with a policy in this Code, you must comply with the law; however, if local custom or policy conflicts with this Code, you must comply with the Code. Any questions regarding application of the law or the appropriateness of a particular course of conduct should be referred to the responsible managers, the Legal Department, the Human Resources Department, the General Auditor or other appropriate personnel. Suspected violations of law or policy should be reported to management, the Legal or Human Resources Department, the General Auditor or the Exobox Compliance Hotline. Managers must resolve questions or violations promptly and properly, with the assistance of the Legal, Human Resources or General Auditor's Departments as necessary.

         The Company holds information and training sessions to promote compliance with laws, rules, regulations and Company policies, which officers, directors and employees are expected to attend.

5. Conflicts of Interest

         A conflict of interest exists when the private interest of an officer, director or employee interferes with that person's ability to advance the legitimate interests of the Company. A conflict situation can arise when an officer, director or employee takes actions or has interests that may make it difficult to perform his or her Company duties objectively and effectively. Conflicts of interest may also arise when an officer, director or employee, or members of his or her family, receives improper personal benefits as a result of his or her position in the Company.

         Officers, directors and employees of the Company and its subsidiaries are prohibited from engaging in transactions or relationships that may reasonably be expected to give rise to conflicts of interest. Any officer, director or employee who becomes aware of a potential, apparent or actual conflict should bring it to the attention of his/her manager or other appropriate personnel, or consult the guidelines described in Section 17 of this Code. Management will take such actions as are necessary and proper to remove the conflict, which may include procedural safeguards, removal of an employee's discretion in the area of conflict, reassignment of job responsibilities, reassignment of the employee, or prohibition against continued participation in the conflicting activity. The resolution of a potential conflict situation by management is not a violation or waiver of this Code or the Company's Conflict of Interest Policy.

         Conflicts of interest may not always be clear-cut, so if an officer, director or employee has a question, he/she should consult with higher levels of management or the Company's Legal Department. Also, officers, directors and employees should consult the Company's separate, more detailed Conflict of Interest Policy.

6. Financial Reporting and Controls, Records Management and Communications

         The Company requires honest and accurate recording and reporting of financial and other information in order to make responsible business decisions and full, fair, accurate, timely and understandable financial and other disclosures to regulatory agencies and the public. The Company will maintain internal controls to ensure that transactions are properly authorized, assets are safeguarded, operations are conducted in accordance with Board of Directors and management directives and financial records are reliable. All of the Company's books, records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect the Company's transactions and must conform both to applicable legal requirements and to the Company's system of internal controls.

         The Company will maintain disclosure controls to ensure that required information is recorded, processed, summarized and reported as required by law and regulation and within the time periods specified. Required information will be timely communicated to management as appropriate to allow timely decisions regarding disclosure. Financial statements for external purposes will be fairly presented in conformity with accounting principles generally accepted in the United States or other applicable standards as required by law or regulation. Public statements and filings regarding the Company's business and financial status must be true, accurate, complete, timely, understandable and not misleading. Unrecorded funds or assets, such as "slush funds" will not be maintained. No false or fictitious entries will be made on the Company books and records.

         If an officer, director or employee is not sure whether a certain expense or transaction is legitimate, or how to properly account for the expense or transaction, he/she must ask his/her supervisor or the Comptroller's Department. Rules and guidelines are available from the Materials Management and Accounting Departments.

         Business records and communications often become public and all officers, directors and employees should avoid exaggeration, derogatory remarks, guesswork, or inappropriate characterizations of people and companies. This applies equally to e-mail, internal memos and formal reports. Records should always be retained or destroyed according to the applicable law and the Company's record retention schedule. Records relevant to a pending or threatened government or Company investigation or other legal action must not be destroyed. In the event of litigation or governmental investigation, officers, directors and employees should consult the Company's Legal Department for instructions on document retention.

7. Confidential Information, Disclosure and Insider Trading

         Officers, directors and employees must maintain the confidentiality of confidential information entrusted to them by the Company, except when disclosure is authorized by the Legal Department or required by applicable laws or regulations as determined by the Legal Department. Confidential information includes all non-public information that might be of use to competitors, or harmful to the Company or its customers and suppliers, if disclosed. All non-public information about the Company should be considered confidential information. Examples of confidential information include: Pending acquisitions, divestments and joint ventures, turnarounds, or other major maintenance projects, trade secrets, patents, trademarks, copyrights, business plans, marketing plans, engineering and manufacturing ideas, designs, databases, records, salary information and any unpublished financial data and reports and any information subject to any obligation or agreement of confidentiality. It also includes information that suppliers and customers have entrusted to the Company. The obligation to preserve confidential information continues even after the end of employment or service on the Board of Directors.

         Officers, directors and employees who have access to confidential information are not permitted to use or share that information for any purpose other than the legitimate conduct of Company business. The use of Company confidential information for personal financial benefit, such as to trade in stocks or bonds, or to "tip" others who might make an investment decision on the basis of this information is unethical and illegal and is prohibited. Officers, directors and employees should consult the Company's separate, more detailed Company Insider Trading and Corporate Disclosure Policies and the Legal Department with any questions they may have.

8. Competition and Fair Dealing

         Exobox seeks to outperform its competition fairly and honestly. Exobox seeks competitive advantages through superior performance but never through unethical or illegal business practices. The Company shall avoid any situation in which the Company or its officers, directors or employees could be accused of conspiring with competitors or using coercive or unfair tactics on customers or suppliers. Neither the Company nor its officers, directors or employees shall enter into any illegal arrangements with competitors or impose any illegal restraints on customers or suppliers. Prohibited transactions include any understanding or arrangement with competitors, express or implied, to fix prices, to refuse to do business with particular customers or suppliers, to divide markets, to limit supplies, to rig bids, to restrict distribution channels or to engage in any other type of transaction which might be viewed as a restraint upon domestic or foreign commerce. Prices charged or paid for the Company's raw materials, products, services and facilities, including any changes made to those prices, shall be determined independently by the Company, based solely upon its own view of costs, market conditions, competitive situations, desired profit levels and other business factors.

         Stealing proprietary information, possessing trade secret information obtained without the owner's consent, or inducing such disclosures by past or present employees of other companies is prohibited. Each officer, director and employee must respect the rights of and deal fairly with the Company's customers, suppliers, competitors and their employees. No officer, director or employee should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other intentional unfair-dealing practice. Officers, directors and employees should consult the Company's separate, more detailed Antitrust Policy and the Legal Department with any questions they may have.

9. Entertainment and Gifts

         The purpose of business entertainment and gifts in a commercial setting is to create goodwill and sound working relationships, not to gain unfair advantage with customers or suppliers. No gift or entertainment should ever be offered, given, provided or accepted by any Company officer, director or employee or any family member of such person, unless it: (1) is not a cash gift;
(2) is consistent with customary business practices; (3) is not excessive in value; (4) cannot be construed as a bribe or payoff and (5) does not violate any laws or regulations. An officer, director or employee should discuss with his/her supervisor or the Legal Department any gifts or proposed gifts or entertainment which he/she is not certain are appropriate. Officers, directors or employees should also consult the Company's separate, more detailed Conflicts of Interest and Travel and Reimbursable Expense Policies.

10. Discrimination and Harassment

         The diversity of the Company's employees is a tremendous asset. Exobox is firmly committed to providing equal opportunity in all aspects of employment and will not tolerate any illegal discrimination or harassment of any kind. Employees will be evaluated solely on the basis of their job performance and results. Examples of unacceptable conduct include: Derogatory comments based on racial or ethnic characteristics; unwelcome sexual advances; violence and threatening behavior; discrimination on the basis of race, gender, national origin, age, religion, sexual orientation or any other improper characteristic or displaying sexually explicit material in the workplace. Officers, directors and employees may consult the Company's separate, more detailed Anti-Discrimination, Equal Employment Opportunity, and Harassment Policies and the Human Resources and Legal Departments with any questions they may have.

11. Health, Environment and Safety

         The Company strives to provide each employee with a safe and healthful work environment. Each employee has responsibility for maintaining a safe and healthy workplace for all employees by following safety and health rules and practices and reporting accidents, injuries and unsafe equipment, practices or conditions. Employees are expected to be fit for duty and capable of performing their responsibilities in a safe and productive manner free from substance abuse. Substance abuse in the workplace will not be tolerated.

         To maintain the Company's valuable reputation, compliance with Exobox's quality processes and safety requirements is essential. Exobox's products and services will be designed, manufactured and handled to meet its obligations to customers and to appropriately manage risks to human health and the environment.

         The Company is a careful steward of natural resources. Exobox's goal is to prevent HES incidents such as permit violations, environmental spills and releases, fires, explosions, injuries and illnesses and other accidents. The Company will inform appropriate officials, employees, contractors, customers and the public about significant health, safety or environmental hazards related to its facilities in a timely manner and will comply with all environmental laws, rules and permits that apply to its operations. Officers, directors and employees should consult the Company's separate, more detailed Health, Environment and Safety and Substance Abuse Policies and the HES and Legal Departments with any questions they may have.

12. Protection and Proper Use of Company Assets

         All employees must protect the Company's assets and ensure their efficient and lawful use. Theft, carelessness and waste have a direct impact on the Company's profitability. Any suspected incident of fraud, theft or improper use of Company assets should be immediately reported to management and investigated. All transactions must be properly authorized. Employees must be aware of the limits of their authority and may not engage in transactions that are beyond their limit of authority.

Company equipment, goods and services should not be used for non-Company business, though incidental personal use may be permitted.

13. Payments to Government Personnel

         The U.S. Foreign Corrupt Practices Act prohibits giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business. It is strictly prohibited to make illegal payments to government officials of any country.

         In addition, the U.S. government has a number of laws and regulations regarding business gratuities which may be accepted by U.S. government personnel. The promise, offer or delivery to an official or employee of the U.S. government of a gift, favor or other gratuity in violation of these rules would not only violate Company policy but could also be a criminal offense. State and local governments, as well as foreign governments, may have similar rules. The Company's Legal Department can provide guidance in this area. Officers, directors and employees should also consult the separate, more detailed Prohibited Payments and Political Contributions Policy.

14. Waivers of the Code of Business Conduct and Ethics

         Any amendment or waiver of this Code for executive officers, senior financial officers or directors may be made only by the Board of Directors or a Board committee and will be disclosed promptly as required by law or stock exchange regulation.

15. Reporting Any Illegal or Unethical Behavior and Protection Against
Retaliation

         The Company is committed to achieving compliance with this Code and all applicable securities laws and regulations, accounting standards, accounting controls and audit practices. Reporting of violations is important to assure that the Company swiftly detects, investigates, corrects, reports violations and prevents recurrence of violations. Employees and officers are expected to talk to supervisors, managers or other appropriate personnel and directors to the Governance Committee of the Board about observed illegal or unethical behavior and when they are in doubt about the best course of action to take in a particular situation. Employees are expected to cooperate in internal investigations of misconduct.

         All issues raised regarding financial or accounting matters will be brought to the attention of Exobox's General Auditor and all significant issues related to financial matters and this Code will be brought to the attention of the Audit Committee of the Board of Directors.

         It is the policy of the Company to provide employees with a working environment that is free of retaliation based on an employee's good faith reporting or disclosing of any violation of law, this Code or other policy. Reports may be made anonymously.

16. Enforcement

         Those who violate this Code will be subject to disciplinary action, up to and including termination of employment.

17. Compliance Procedures

         Officers, directors and employees must all work to ensure prompt and consistent action against violations of this Code. However, some situations are not clear-cut and require a difficult judgment call. These are the steps officers, directors and employees should keep in mind:

= Gather all the facts. In order to reach the right solutions, the people involved must be as fully informed as possible.

= Ask themselves: What specifically are they being asked to do? Does it seem unethical or improper? Focus on the specific question they are faced with and the alternatives they have. Use judgment and common sense; if something seems unethical or improper, it probably is. If the officer, director or employee or the Company would be embarrassed by the disclosure of the conduct to their supervisor, the government, or the public, then that course of conduct should not be followed.

= Clarify responsibility and role. In most situations, there is shared responsibility. It may help to get others involved and discuss the problem.

= Discuss the problem with their supervisor. This is the basic guidance for all situations. In many cases, the supervisor will be more knowledgeable about the question and will appreciate being brought into the decision-making process. Remember that it is the supervisor's responsibility to help solve problems.

= Seek help from Company resources. In the rare case in which it may not be appropriate to discuss an issue with the supervisor, or in which the person involved does not feel comfortable approaching his/her supervisor with the question, discuss it with the Human Resources manager or any member of the Legal Department.

= Violations may be reported in confidence and without fear of retaliation. If the situation requires that the identity of the employee, officer or director be kept secret, anonymity will be protected. The Company does not permit retaliation of any kind against employees for good faith reports of violations of law, regulations, this Code and other Company policies.

= Always ask first, act later. If any officer, director or employee is unsure of what to do in any situation, he/she should seek guidance.

                  CODE OF BUSINESS CONDUCT AND ETHICS APPENDIX

In addition to the matters addressed in this Code, officers, directors and employees are required to comply with all other Company Policies, as amended from time to time.

                               Exhibit 24 - Page 1
                                   EXHIBIT 24

                                POWER OF ATTORNEY


         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robert L. Sonfield, Jr. his true and lawful attorney-in-fact and agent, with full power of substitution and revocation, for him and in his name, place and stead, in any and all capacities (until revoked in writing), to sign any and all amendments (including post-effective amendments) to this Registration Statement and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or is substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been duly signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

-----------------------------------------
Robert B. Dillon, President, Chief Executive Officer and Director
December 14, 2005


-----------------------------------------
Barry Levine, Chief Financial Officer and Chief Accounting Officer December 14, 2005


-----------------------------------------
Scott Copeland, Director
December 14, 2005


-----------------------------------------
Michael C. Wittenburg, Director
December 14, 2005


-----------------------------------------
Marcos Pernia, Director
December 14, 2005